NOTICES OF MEETING

and

JOINT MANAGEMENT INFORMATION CIRCULAR

for the

SPECIAL MEETING OF SHAREHOLDERS OF
EXCELLON RESOURCES INC.

and the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
OTIS GOLD CORP.

each to be held on

APRIL 17, 2020

DATED AS OF MARCH 13, 2020

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Excellon’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211
Email: assistance@laurelhill.com

March 13, 2020

Dear Shareholders of Excellon Resources Inc.:

It is my pleasure to extend to you, on behalf of the board of directors (the “Excellon Board”) of Excellon Resources Inc. (“Excellon”), an invitation to attend the special meeting (the “Excellon Meeting”) of the shareholders of Excellon (the “Excellon Shareholders”) to be held at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3 at 12:00 p.m. (Toronto time) on April 17, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we are inviting Excellon Shareholders to participate in the Excellon Meeting by dialing in to our conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Shareholders will have an equal opportunity to participate at the Excellon Meeting through this method regardless of their geographic location. We encourage you to participate in the Excellon Meeting by dialing in to the conference line should you have any concerns about attending in person. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

The Arrangement

On February 24, 2020, Excellon entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Otis Gold Corp. (“Otis”), whereby, subject to the terms and conditions of the Arrangement Agreement, Excellon will acquire all of the issued and outstanding common shares of Otis (the “Otis Shares”) which it does not already own on the basis of 0.23 of a common share of Excellon (each whole share, an “Excellon Share”) for each Otis Share outstanding immediately prior to the effective time of the Arrangement (defined herein), pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”). In addition, pursuant to the Arrangement, all of the outstanding options to acquire Otis Shares (the “Otis Options”), to the extent they have not been exercised prior to the effective time of the Arrangement, will be exchanged for such number of options to acquire Excellon Shares (the “Replacement Excellon Options”) and holders of all of the outstanding warrants to purchase Otis Shares (the “Otis Warrants”) will, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant exercised.

Under the terms of the Arrangement, shareholders of Otis (the “Otis Shareholders”) (other than Excellon and any Otis Shareholders validly exercising dissent rights) will be entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the Effective Time (the “Arrangement Consideration”). Optionholders of Otis not exercising their Otis Options prior to the effective time of the Arrangement will receive Replacement Excellon Options, entitling the holder thereof to acquire 0.23 of an Excellon Share for each Otis Share the holder would otherwise have been entitled to acquire. Warrantholders of Otis not exercising their Otis Warrants prior to the effective time of the Arrangement will, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant exercised.

Some Key Reasons for the Arrangement

●	Enhanced Portfolio of Projects. The Arrangement combines the Platosa project’s high-grade silver production with the high return and low risk Kilgore development project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, the Kilgore project and the Oakley property, to Excellon’s portfolio and amplifies the combined company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant Exploration Upside. Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic Diversification. Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the combined company for further growth in North America.

●	Enhanced Capital Market Profile. The combined company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the outstanding shares of the combined company after giving effect to the exchange ratio under the Arrangement and the price of Excellon Shares, immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The combined company also intends to apply for a listing on the NYSE American LLC stock exchange (“NYSE American”) in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating Potential. Expanded resource base and production growth profile of the combined company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Unanimous Board Approval. The Excellon Board has unanimously recommended support for the Arrangement.

●	Key Shareholder Support. Approximately 20% of the issued and outstanding Excellon Shares as at February 24, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution.

●	Receipt by the Excellon Board of PI Financial Fairness Opinion. The Excellon Board has received a fairness opinion from PI Financial that the Arrangement Consideration is fair, from a financial point of view, to the Excellon Shareholders.

●	Alternatives to the Transaction. Excellon regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interest of Excellon. The Excellon Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

●	Shareholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by Excellon Shareholders at the Excellon Meeting, providing protection for Excellon Shareholders.

Shareholder Vote

Share Issuance Resolution

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants (the “Share Issuance Resolution”). To be effective, the Share Issuance Resolution must be approved at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

The accompanying notice of special meeting of Excellon Shareholders (the “Excellon Notice of Meeting”) and accompanying joint management information circular dated March 13, 2020 (the “Circular”) provide a description of the Arrangement and include certain additional information to assist you in considering how to vote on the Share Issuance Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Excellon Shareholders holding, in the aggregate, approximately 20% of the issued and outstanding Excellon Shares as of February 24, 2020 have entered into Voting Support Agreements with Excellon agreeing to support the Arrangement and vote their Excellon Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

Excellon Consolidation Resolution

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, to pass, a special resolution approving the consolidation of all of the issued and outstanding Excellon Shares (the “Excellon Consolidation Resolution”) on the basis of a consolidation ratio to be selected by the Excellon Board, in its sole discretion, provided that the ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares (the “Excellon Consolidation”).

The Excellon Board believes that it is in the best interests of Excellon and Excellon’s Shareholders to complete the Excellon Consolidation in order to enable Excellon to meet the minimum share price requirements to list on the NYSE American. The Excellon Consolidation is also expected to create additional investor interest from the United States, Canada and other jurisdictions, improve trading liquidity and investor confidence, and potentially result in less volatility in the price of the Excellon Shares. A higher post-consolidation Excellon Share price could also help generate interest in Excellon among certain investors. In particular, a higher anticipated Excellon Share price may meet investing criteria for certain institutional investors and investment funds that may be prevented under their investing guidelines from otherwise investing in the Excellon Shares at current prices.

Many North American focused precious metal production and development companies are listed on the NYSE American, and Excellon believes that such U.S.-listed companies generally have better access to U.S. institutional and retail investors and have better overall trading liquidity compared to Excellon today. Excellon also believes that any potential listing of the Excellon Shares on the NYSE American would increase the visibility of the Excellon’s strategic position within the U.S. relative to other publicly traded precious metal companies.

Excellon believes that the consolidation ratio range for the Excellon Consolidation will be adequate to facilitate a listing on the NYSE American.

Excellon Special Committee Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement and other matters, the special committee of independent directors of Excellon unanimously determined that the Arrangement is in the best interests of Excellon. Accordingly, the special committee of independent directors of Excellon unanimously recommended that the Excellon Board approve the Arrangement and authorized Excellon to enter into the Arrangement Agreement.

Excellon Board Recommendation

After careful consideration, the Excellon Board determined, upon the recommendation of the special committee of independent directors of Excellon and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received from PI Financial Corp., as described in the accompanying Circular, that the Arrangement is in the best interests of Excellon, and unanimously recommends that Excellon Shareholders vote FOR the Share Issuance Resolution. The determination of the Excellon Board is based on various factors described more fully in the accompanying Excellon Notice of Meeting and Circular.

We recommend that you review in detail the full reasons for the Excellon recommendation and the Otis recommendation, which are set out in the accompanying Circular under the heading “Reasons for the Excellon and Otis Board Recommendations”.

Vote your Excellon Shares Today FOR the Share Issuance Resolution and the Excellon Consolidation Resolution

Your vote is very important regardless of the number of Excellon Shares you own. If you are a registered Excellon Shareholder (i.e., your name appears on the register of the Excellon Shares maintained by or on behalf of Excellon) and you are unable to attend the Excellon Meeting in person, we encourage you to complete, sign, date and return the accompanying form of proxy (the “Excellon Proxy”) so that your Excellon Shares can be voted at the Excellon Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Excellon Proxy must be received by Excellon’s transfer agent, TSX Trust Company (according to the instructions on the proxy), not later than 12:00 p.m. (Toronto time) on April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Excellon Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Excellon Meeting at his discretion, without notice.

If you hold Excellon Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Excellon Meeting.

Conditions

Subject to obtaining the requisite approvals of the Excellon Shareholders, the Otis Shareholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on or about April 21, 2020, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Excellon and Otis and certain pro forma and other information regarding the combined company after giving effect to the Arrangement.

Shareholder Questions

If you have any questions or need assistance in your consideration of the Share Issuance Resolution or the Excellon Consolidation Resolution, or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

On behalf of Excellon, I would like to thank all Excellon Shareholders for their continuing support.

Yours truly,

“Brendan Cahill”

Brendan Cahill

Director, President and Chief Executive Officer

March 13, 2020

Dear Shareholders of Otis Gold Corp.:

It is my pleasure to extend to you, on behalf of the board of directors (the “Otis Board”) of Otis Gold Corp. (“Otis”), an invitation to attend the annual and special meeting (the “Otis Meeting”) of the shareholders of Otis (the “Otis Shareholders”) to be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

The Arrangement

On February 24, 2020, Excellon Resources Inc. (“Excellon”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Otis, whereby, subject to the terms and conditions of the Arrangement Agreement, Excellon will acquire all of the issued and outstanding common shares of Otis (the “Otis Shares”) which it does not already own on the basis of 0.23 of a common share of Excellon (each whole share, an “Excellon Share”) for each Otis Share outstanding immediately prior to the effective time of the Arrangement (defined herein) pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”). In addition, pursuant to the Arrangement, all of the outstanding options to acquire Otis Shares (the “Otis Options”), to the extent they have not been exercised prior to the effective time of the Arrangement, will be exchanged for such number of options to acquire Excellon Shares (the “Replacement Excellon Options”) and holders all of the outstanding warrants to purchase Otis Shares (the “Otis Warrants”) will, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant exercised.

Under the terms of the Arrangement, Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) will be entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the Effective Time (the “Arrangement Consideration”). Optionholders of Otis not exercising their Otis Options prior to the effective time of the Arrangement will receive Replacement Excellon Options on the terms and conditions set out in the Plan of Arrangement. Warrantholders of Otis upon subsequent exercise of such Otis Warrants, will be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant exercised.

The Arrangement Consideration represents consideration to Otis Shareholders of $0.184 per Otis Share based on the pre-announcement closing price of Excellon Shares of $0.80 per Excellon Share on the Toronto Stock Exchange as at February 21, 2020 (being the last trading day prior to the announcement of the Arrangement). This value implies an approximate 47% premium to the pre-announcement closing price of Otis Shares on February 21, 2020, and an approximate 55% premium to Otis Shares based on the 20-day volume weighted average price of Excellon Shares and Otis Shares as at close of business on February 21, 2020.

Some Key Reasons for the Arrangement

●	Enhanced Portfolio of Projects. The Arrangement combines the Platosa project’s high-grade silver production with the high return and low risk Kilgore development project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, the Kilgore project and the Oakley property, to Excellon’s portfolio and amplifies the combined company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant Exploration Upside. Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic Diversification. Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the combined company for further growth in North America.

●	Enhanced Capital Market Profile. The combined company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the outstanding shares of the combined company after giving effect to the exchange ratio under the Arrangement and the price of Excellon Shares, immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The combined company also intends to apply for a listing on the NYSE American LLC stock exchange in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating Potential. Expanded resource base and production growth profile of the combined company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Proven Board and Management. The Arrangement integrates board and management that can discover, permit, finance, develop and operate mining assets to industry leading standards, with proven experience in North America.

●	Unanimous Board Approval and Key Shareholder Support. The Otis Board have unanimously recommended support for the Arrangement. Additionally, 25% of Otis Shareholders have entered into Voting Support Agreements.

●	Significant Premium to Otis Shareholders. The Arrangement provides Otis Shareholders with a premium of approximately 47% based on the closing price of the Excellon Shares on the TSX and the Otis Shares on the TSXV at the close of business on February 21, 2020 (the last trading day prior to the public announcement of the Arrangement) and a premium of approximately 55% based on the 20-day volume weighted average price of the Excellon Shares on the TSX and the Otis Shares on the TSXV as at close of business on February 21, 2020.

●	Alternatives to the Transaction. Otis regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interest of Otis. The Otis Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

●	Receipt by the Otis Special Committee of a Fairness Opinion. The Otis Special Committee has received a fairness opinion from Cormark Securities that the Arrangement Consideration is fair, from a financial point of view, to the Otis Shareholders (other than Excellon).

●	Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Otis Shareholders.

Shareholder Vote

At the Otis Meeting, the Otis Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement (the “Arrangement Resolution”). To be effective, the Arrangement Resolution must be approved at the Otis Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by the Minority Otis Shareholders (as defined in the accompanying Circular) present in person or represented by proxy and entitled to vote at the Otis Meeting.

Otis Shareholders holding, in the aggregate, approximately 25% of the issued and outstanding Otis Shares as of February 24, 2020 have entered into Voting Support Agreements with Excellon agreeing to support the Arrangement and vote their Otis Shares in favour of the Arrangement Resolution, subject to certain exceptions.

The Otis Meeting is both an annual and special meeting. Therefore, Otis Shareholders must also consider certain other annual meeting resolutions set forth on the accompanying Otis Notice of Meeting (as defined herein). The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Otis Annual Resolutions (as defined in the accompanying Otis Notice of Meeting) that Otis Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Otis Shareholders must also consider the Otis Annual Resolutions, including the election of directors and the appointment of the independent auditors.

The accompanying notice of annual and special meeting of Otis Shareholders (the “Otis Notice of Meeting”) and accompanying joint management information circular (the “Circular”) provide a description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Otis Board Recommendation

After careful consideration, the Otis Board has determined, upon the recommendation of the committee of independent directors of Otis and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received by the committee of independent directors of Otis from Cormark Securities, as described in the accompanying Circular, that the Arrangement is in the best interests of Otis and unanimously recommends that Otis Shareholders vote FOR the Arrangement Resolution. The determination of the Otis Board is based on various factors described more fully in the Otis Notice of Meeting and Circular.

Vote Your Otis Shares Today FOR the Arrangement Resolution and the Otis Annual Resolutions

Your vote is very important regardless of the number of Otis Shares you own. If you are a registered Otis Shareholder (i.e., your name appears on the register of the Otis Shares maintained by or on behalf of Otis) and you are unable to attend the Otis Meeting in person, we encourage you to complete, sign, date and return the accompanying Otis Proxy so that your Otis Shares can be voted at the Otis Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Otis Proxy must be received by Otis’ Transfer Agent, Computershare Trust Company of Canada (according to the instructions on the proxy), not later than 8:00 a.m. (Vancouver time) on April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Otis Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Otis Meeting at his discretion, without notice.

If you hold Otis Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Otis Meeting and should arrange for your intermediary to complete the necessary steps to ensure that you receive payment for your securities as soon as possible following completion of the Arrangement.

If you are a Registered Otis Shareholder (as defined in the accompanying Circular), we encourage you to complete, sign, date and return the enclosed Letter of Transmittal (printed on blue paper) (the “Letter of Transmittal”) in accordance with the instructions set out therein and in the Circular, together with the certificate(s) representing your Otis Shares, if applicable, to the Depositary (as defined in the accompanying Circular) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully.

Conditions

Subject to obtaining the requisite approvals of the Excellon Shareholders, the Otis Shareholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on or about April 21, 2020, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Otis and Excellon and certain pro forma and other information regarding the combined company after giving effect to the Arrangement (as defined in the accompanying Circular). It also includes certain risk factors relating to Otis, Excellon, the combined company assuming the completion of the Arrangement, and the potential consequences of an Otis Shareholder exchanging Otis Shares for Excellon Shares in connection with the Arrangement.

Shareholder Questions

If you have any questions or need assistance in your consideration of the Arrangement, with the completion and delivery of your proxy or about submitting your securities and Letter of Transmittal to the Arrangement, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

On behalf of Otis, I would like to thank all Otis Shareholders for their continuing support.

Yours truly,

“Craig Lindsay”

Craig Lindsay

Director, President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF EXCELLON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Excellon Meeting”) of shareholders (“Excellon Shareholders”) of Excellon Resources Inc. (“Excellon”) will be held at 12:00 p.m. (Toronto time) on Friday, April 17, 2020 at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3, for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to the accompanying joint management information circular dated March 13, 2020 (the “Circular”), to authorize and approve the issuance of up to 44,714,450 common shares of Excellon (“Excellon Shares”) in connection with the proposed acquisition by Excellon of all of the outstanding common shares of Otis Gold Corp. (“Otis”), including upon the exercise of (A) options to acquire Excellon Shares that are issued in exchange for outstanding options to acquire common shares of Otis (the “Otis Shares”), (B) warrants of Otis (“Otis Warrants”), which will entitle the holder thereof to acquire Excellon Shares, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, in connection with the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving Excellon and Otis to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated February 24, 2020 between Excellon and Otis;

(b)	to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the “Excellon Consolidation Resolution”), the full text of which is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to the accompanying Circular, the consolidation of all of the issued and outstanding Excellon Shares on the basis of a consolidation ratio to be selected by the board of directors of Excellon, in its sole discretion, provided that the consolidation ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares, as more particularly described in the Circular; and

(c)	to transact such other business as may properly be brought before the Excellon Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Excellon Meeting are set forth in the accompanying Circular. The full text of the Share Issuance Resolution (being item (a) set out above) and the Excellon Consolidation Resolution (being item (b) set out above) is set out in Schedule “A”– “Resolutions to be Approved at the Excellon Meeting” to the accompanying Circular. If the Arrangement is not completed, the Excellon Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Excellon Meeting.

At the Excellon Meeting, Excellon Shareholders (as defined in the Circular) will be asked to consider and, if deemed advisable, pass the Share Issuance Resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising (i) up to 40,342,898 Excellon Shares to be issued to the holders of Otis Shares (“Otis Shareholders”) (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of replacement options issued in exchange for outstanding options to acquire Otis Shares, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the outstanding Otis Warrants, issued in lieu of Otis Shares which such holders would otherwise have been entitled to receive upon exercise of the Otis Warrants. Excellon Shareholders will also be asked to consider, and if deemed advisable, to pass the Excellon Consolidation Resolution.

Upon the recommendation of the special committee of independent directors of Excellon, the board of directors of Excellon (the “Excellon Board”) unanimously recommends that Excellon Shareholders vote in favour of the Share Issuance Resolution and the Excellon Consolidation Resolution. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Excellon Meeting.

The record date (the “Excellon Record Date”) for determination of Excellon Shareholders entitled to receive notice of and to vote at the Excellon Meeting is the close of business on March 13, 2020. Only Excellon Shareholders whose names have been entered in the register of holders of Excellon Shares on the close of business on the Excellon Record Date are entitled to receive notice of and to vote at the Excellon Meeting. Each Excellon Share entitled to be voted on each resolution at the Excellon Meeting will entitle the holder to one vote at the Excellon Meeting on all matters to come before the Excellon Meeting. The Share Issuance Resolution must be approved by at least a majority of the votes cast by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting. The Excellon Consolidation Resolution must be approved by at least 66 ⅔% of the votes cast by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

An Excellon Shareholder may attend the Excellon Meeting in person or may be represented by proxy. Excellon Shareholders who are unable to attend the Excellon Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the “Excellon Proxy”) printed on green paper for use at the Excellon Meeting or any adjournment thereof. To be effective, the proxy must be received by our transfer agent, TSX Trust Company, by mail: 301 – 100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1; or by facsimile transmission: 416-595-9593 not later than 12:00 p.m. (Toronto time) on Wednesday, April 15, 2020 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Excellon Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Excellon Meeting has the discretion to accept proxies received after such deadline.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Excellon Shareholders are invited to participate in the Excellon Meeting by dialing in to Excellon’s conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Shareholders will have an equal opportunity to participate at the Excellon Meeting through this method regardless of their geographic location. We encourage you to participate in the Excellon Meeting by dialing in to the conference line should you have any concerns about attending in person. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

If an Excellon Shareholder receives more than one form of proxy because such holder owns Excellon Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Excellon Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Excellon Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Excellon Meeting; and (ii) other matters that may properly come before the Excellon Meeting. As of the date hereof, management of Excellon knows of no amendments, variations or other matters to come before the Excellon Meeting other than the matters set forth in this Excellon Notice of Meeting. Excellon Shareholders who are planning on returning the accompanying Excellon Proxy are encouraged to review the accompanying Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed Excellon Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Share Issuance Resolution and the Excellon Consolidation Resolution.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Toronto, Ontario, Canada, this 13th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Brendan Cahill
Brendan Cahill Director, President and Chief Executive Officer Excellon Resources Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF OTIS SHAREHOLDERS

NOTICE IS HEREBY GIVEN that in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) rendered March 13, 2020, as may be further varied and amended (the “Interim Order”), an annual and special meeting (the “Otis Meeting”) of shareholders (“Otis Shareholders”) of Otis Gold Corp. (“Otis”) will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020, for the following purposes:

(a)	to receive the audited financial statements of the Company for the fiscal year ended June 30, 2019, together with the auditor’s report thereon;

(b)	to fix the number of directors at six;

(c)	to elect directors for the ensuing year;

(d)	to appoint auditors for the Company and to authorize the board of directors to fix the remuneration to be paid to the auditors;

(e)	to consider, and if thought fit, approve the Otis Stock Option Plan (as defined in the accompanying Circular), as required annually by the policies of the TSX Venture Exchange (collectively, items (a) through (e) set out above are the “Otis Annual Resolutions”);

(f)	to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to the accompanying joint management information circular dated March 13, 2020 (the “Circular”), to authorize and approve a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving Otis and Excellon Resources Inc. (“Excellon”), whereby, subject to the terms and conditions of the arrangement agreement dated February 24, 2020 between Excellon and Otis (the “Arrangement Agreement”), Excellon will acquire all of the issued and outstanding common shares of Otis (“Otis Shares”), as more particularly described in the accompanying Circular; and

(g)	to transact such other business as may properly be brought before the Otis Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Otis Meeting are set forth in the accompanying Circular. The full text of the Arrangement Resolution (being item (a) set out above) and the Otis Annual Resolutions (being items (b) through (g) set out above) are set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to the accompanying Circular.

The record date for determining the Otis Shareholders entitled to receive notice of and vote at the Otis Meeting is the close of business on March 13, 2020 (the “Otis Record Date”). An Otis Shareholder may attend the Otis Meeting in person or may be represented by proxy. Otis Shareholders who are unable to attend the Otis Meeting or any adjournment thereof in person are requested to complete, date, and sign the accompanying form of proxy (the “Otis Proxy”) printed on yellow paper and deliver it in accordance with the instructions set out in the Otis Proxy and in the accompanying Circular.

To be effective, the Otis Proxy must be received by our transfer agent, Computershare Trust Company of Canada, not later than 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Otis Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Otis Meeting has the discretion to accept proxies received after such deadline.

If you are a non-registered holder of Otis Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Otis Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Otis Meeting; and (ii) other matters that may properly come before the Otis Meeting. As of the date hereof, management of Otis knows of no amendments, variations or other matters to come before the Otis Meeting other than the matters set forth in this Otis Notice of Meeting. Otis Shareholders who are planning on returning the accompanying Otis Proxy are encouraged to review the accompanying Circular carefully before submitting the Otis Proxy. It is the intention of the persons named in the enclosed Otis Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Arrangement Resolution.

Pursuant to and in accordance with the Interim Order and the provisions of Sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each registered Otis Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, registered Otis Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Otis, by mail to Otis Gold Corp. c/o Craig T. Lindsay, President and Chief Executive Officer, 580-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 by 5:00 p.m. (Vancouver time) on Wednesday, April 15, 2020, or two Business Days prior to any adjournment of the Otis Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of Section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and Sections 237 to 247 of the BCBCA are set forth in Schedule “C” – “Plan of Arrangement”, Schedule “H” – “Interim Order” and Schedule “I” – “Business Corporations (Business Corporations Act) – Sections 237 to 247”, respectively, to the accompanying Circular.

Persons who are beneficial owners of Otis Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Otis Shares are entitled to dissent. Accordingly, a beneficial owner of Otis Shares desiring to exercise this right must make arrangements for the Otis Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Otis or, alternatively, make arrangements for the registered holder of Otis Shares to dissent on his, her or its behalf. Holders of securities convertible into or exchangeable for Otis Shares (including Otis Options and Otis Warrants) are not entitled to exercise dissent rights.

Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as may be modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 13th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Craig Lindsay
Craig Lindsay Director, President and Chief Executive Officer Otis Gold Corp.

TABLE OF CONTENTS

JOINT MANAGEMENT INFORMATION CIRCULAR	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

NOTE TO U.S. SECURITYHOLDERS	2

GENERAL MATTERS	4

Reporting Currencies and Accounting Principles	4
Exchange Rate Data	4
Information Contained in this Circular	4
Information Contained in this Circular Regarding Excellon	5
Information Contained in this Circular Regarding Otis	5

SUMMARY OF CIRCULAR	6

The Meetings	6
Purpose of the Meetings	6
Parties to the Arrangement	7
Effects of the Arrangement	7
Excellon Shareholder Approval	9
Otis Shareholder Approval	10
The Arrangement	10
Opinions of Excellon’s Financial Advisor	14
Opinion of the Financial Advisor to the Otis Special Committee	14
The Arrangement Agreement	14
The Voting Support Agreements	14
Procedure for Exchange of Otis Shares	15
Dissent Rights	16
Income Tax Considerations	16
Canadian Securities Laws	16
U.S. Securities Laws	17
Unaudited Pro Forma Condensed Consolidated Financial Information	17
Interests of Certain Persons in the Arrangement	17

EXCELLON SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	18

GENERAL PROXY INFORMATION – EXCELLON SHAREHOLDERS	23

Date, Time and Place of Excellon Meeting	24
Purpose of the Excellon Meeting	24
Excellon Shareholders Entitled to Vote	24
Voting by Registered Excellon Shareholders	24
Voting by Non-Registered Excellon Shareholders	24
Solicitation of Proxies	27
Questions	27

OTIS SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	28

GENERAL PROXY INFORMATION – OTIS SHAREHOLDERS	35

Date, Time and Place of Otis Meeting	35
Purpose of the Otis Meeting	35
Otis Shareholders Entitled to Vote	36
Voting by Registered Otis Shareholders	37
Voting by Non-Registered Otis Shareholders	38
Solicitation of Proxies	38
Questions	38

THE ARRANGEMENT	39

Background to the Arrangement	39
Recommendation of the Excellon Special Committee	42

(i)

Recommendation of the Excellon Board	42
Recommendation of the Otis Special Committee	42
Recommendation of the Otis Board	42
Reasons for the Excellon Board and Otis Board Recommendations	43
Opinions of Excellon’s Financial Advisor	44
Opinion of the Financial Advisor to the Otis Special Committee	45
Effects of the Arrangement	45
Description of the Arrangement	47
Securityholder and Court Approvals	48
Dissent Rights	50

THE ARRANGEMENT AGREEMENT	52

Representations and Warranties	52
Covenants	53
Conditions Precedent to the Arrangement	54
Non-Solicitation	56
Right to Accept a Superior Proposal	58
Termination	59
Termination Fee	59
Amendment	62

THE EXCELLON CONSOLIDATION	62

Purpose of the Excellon Consolidation	63
Procedure for Implementing the Excellon Consolidation	64
Effect on Non-Registered Excellon Shareholders	64

THE VOTING SUPPORT AGREEMENTS	65

Otis Voting Support Agreements	65
Excellon Voting Support Agreements	68

BRIDGE LOAN	71

PROCEDURE FOR EXCHANGE OF OTIS SHARES	72

Letter of Transmittal	72
Exchange Procedure	72
Cancellation of Rights after Six Years	74
Fractional Interest	74
Withholding Rights	74

SECURITIES LAW MATTERS	74

Canadian Securities Laws	74
U.S. Securities Laws	74

REGULATORY MATTERS	79

Competition Act (Canada)	79

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	79

Holders Resident in Canada	80
Holders Not Resident in Canada	80

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS	84

U.S. Federal Income Tax Considerations Relating to the Arrangement	85
U.S. Federal Income Tax Considerations Relating to the Excellon Shares	87

NOTICE TO NON-CANADIAN Otis SHAREHOLDERS	89

INTERESTS OF DIRECTORS AND OFFICERS OF EXCELLON IN THE ARRANGEMENT	89

(ii)

INTERESTS OF DIRECTORS AND OFFICERS OF OTIS IN THE ARRANGEMENT	89

Otis Shares	89
Otis Options	89
Otis Warrants	90
Benefits of Directors and Executive Officers of Otis	90
Continuing Insurance Coverage for Directors and Executive Officers of Otis	91

RISK FACTORS	91

Risk Factors Relating to the Arrangement	91
Risk Factors Related to the Combined Company	93
Risk Factors Related to the Operations of Excellon	95
Risk Factors Related to the Operations of Otis	95

COMPARISON OF SHAREHOLDER RIGHTS	96

RESCISSION RIGHTS	96

INFORMATION CONCERNING EXCELLON	96

INFORMATION CONCERNING OTIS	96

INFORMATION CONCERNING THE COMBINED COMPANY	96

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	96

MANAGEMENT CONTRACTS	96

AUDITORS	96

LEGAL MATTERS	97

ADDITIONAL INFORMATION	97

OTHER MATTERS	97

EXCELLON BOARD APPROVAL	98

OTIS BOARD APPROVAL	98

GLOSSARY OF TERMS	99

CONSENT OF PI FINANCIAL	111

CONSENT OF CORMARK SECURITIES	112

SCHEDULE “A”	RESOLUTIONS TO BE APPROVED AT THE EXCELLON MEETING
SCHEDULE “B”	RESOLUTIONS TO BE APPROVED AT THE OTIS MEETING
SCHEDULE “C”	PLAN OF ARRANGEMENT
SCHEDULE “D”	FAIRNESS OPINION OF PI FINANCIAL
SCHEDULE “E”	FAIRNESS OPINION OF CORMARK SECURITIES
SCHEDULE “F”	PETITION TO THE COURT
SCHEDULE “G”	NOTICE OF HEARING OF PETITION
SCHEDULE “H”	INTERIM ORDER
SCHEDULE “I”	BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) – SECTIONS 237 TO 247
SCHEDULE “J”	INFORMATION CONCERNING EXCELLON
SCHEDULE “K”	INFORMATION CONCERNING OTIS
SCHEDULE “L”	INFORMATION CONCERNING THE COMBINED COMPANY
Schedule “M”	FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS OF OTIS
SCHEDULE “N”	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF EXCELLON
SCHEDULE “O”	COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE BCBCA
SCHEDULE “P”	ANNUAL MATTERS OF OTIS

(iii)

Joint ManAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Excellon for use at the Excellon Meeting to be held at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3, at 12:00 p.m. (Toronto time) on Friday, April 17, 2020 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of special meeting of Excellon Shareholders (the “Excellon Notice of Meeting”).

This Circular is also furnished in connection with the solicitation of proxies by or on behalf of the management of Otis for use at the Otis Meeting to be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of annual and special meeting of Otis Shareholders (the “Otis Notice of Meeting”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (together, “forward-looking statements”) concerning the business, operations, plans and financial performance and condition of each of Excellon, Otis and the Combined Company (as defined herein). Often, but not always, forward-looking statements can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Excellon, Otis or the Combined Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timing, closing or non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary Court, securityholder, stock exchange and regulatory approvals or the inability of the parties to satisfy or waive in a timely manner the other conditions to the closing or the conditions precedent, as applicable, of the Arrangement; receipt of a Superior Proposal by Otis; inability to achieve the benefits or synergies anticipated from the Arrangement; actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Excellon, Otis or the Combined Company differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures of Otis differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; the composition of the board of directors of the combined company differing from the anticipated composition; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Excellon and Otis; capital requirements and operating risks associated with the operations or an expansion of the operations of Excellon and Otis; dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production, and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Excellon, Otis or the Combined Company; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and those risks set out in Schedule “K” – “Information Concerning Otis” to this Circular, Schedule “J” – “Information Concerning Excellon” to this Circular, and in the Excellon AIF, which is available on SEDAR (www.sedar.com) under Excellon’s issuer profile.

1

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of Excellon, Otis and the Combined Company. Forward-looking and pro forma information contained herein is based on certain assumptions including that Excellon Shareholders will vote in favour of the Share Issuance Resolution, that Otis Shareholders including Minority Otis Shareholders will vote in favour of the Arrangement Resolution, that the Court will approve the Arrangement, that all other conditions to the Arrangement are satisfied or waived and that the Arrangement will be completed. Other assumptions include, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; synergies between Excellon and Otis; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Excellon and Otis.

Although Excellon and Otis have attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Circular, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Excellon’s and Otis’ general expectations concerning the mining industry, Excellon, Otis and the Combined Company are based on estimates prepared by Excellon and Otis using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Excellon and Otis believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Excellon and Otis are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Excellon Shareholders and Otis Shareholders are cautioned not to place undue reliance on forward-looking statements. Excellon and Otis undertake no obligation to update any of the forward-looking statements in this Circular or incorporated by reference herein, except as required by law.

NOTE TO U.S. SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Excellon Shares to be issued to Otis Shareholders under the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to Otis Shareholders. See “The Arrangement – Securityholder and Court Approvals – Court Approval of the Arrangement”. The Excellon Shares to be issued to Otis Shareholders under the Arrangement will be freely transferable under U.S. federal Securities Laws, except that the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are, or within the 90 days immediately before such resale were, “affiliates” of the issuer of those securities. See “Securities Law Matters – U.S. Securities Laws”.

2

Otis Shareholders who are U.S. Holders (as defined herein under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”) or otherwise resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Otis Shareholders may not be described fully herein. For a general discussion of the principal Canadian federal income tax considerations to investors who are resident in the United States, see “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”. For a general discussion of certain U.S. federal income tax considerations to investors who are U.S. Holders, see “Certain U.S. Federal Income Tax Considerations for U.S. Holders”. Otis Shareholders who are U.S. Holders or otherwise resident in the United States are urged to consult their own tax advisors with respect to such Canadian and U.S. federal income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Each of Excellon and Otis is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies from Otis Shareholders is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitation contemplated herein is being made to Otis Shareholders resident in the United States only in accordance with Canadian Securities Laws and Canadian corporate laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Otis Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Excellon and Otis included or incorporated by reference herein have been prepared in accordance with IFRS, which may differ in material ways from U.S. GAAP.

Information regarding mineral reserve and mineral resource estimates in this Circular or in the documents incorporated by reference herein concerning the properties, operations and royalty interests of Excellon and Otis has been prepared in accordance with the requirements of Securities Laws in effect in Canada, which may differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies. Excellon and Otis are required to describe mineral reserves associated with the properties in which Excellon and Otis hold royalty interests utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of mineral reserves are recognized by NI 43-101, but which differ from those definitions in the disclosure requirements promulgated by the SEC and contained in Industry Guide 7. In addition, under NI 43-101 Excellon and Otis are required to describe mineral resources associated with their respective properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of mineral resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are generally not permitted to be used in reports and registration statements of U.S. companies filed with the SEC. Accordingly, information contained in this Circular regarding the mineral deposits of Excellon and Otis and the owners and operators of properties in which Excellon and Otis hold royalty interests may not be comparable to similar information disclosed by U.S. companies in reports filed with the SEC. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves. “Inferred resources” have an even greater amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of Excellon and Otis is organized under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Excellon and Otis and such persons are located outside the U.S. As a result, it may be difficult or impossible for Excellon Shareholders or Otis Shareholders resident in the U.S. to effect service of process within the U.S. upon Excellon or Otis, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Excellon Shareholders and Otis Shareholders resident in the U.S. should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.

3

General matters

Reporting Currencies and Accounting Principles

Unless otherwise indicated, all references to “$” or “C$” in this Circular refer to Canadian dollars.

The financial statements of Excellon that are incorporated by reference in this Circular are reported in U.S. dollars and are prepared in accordance with IFRS. The financial statements of Otis that are included in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular are reported in Canadian dollars and are prepared in accordance with IFRS. The pro forma financial statements of Excellon that are included in Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon” to this Circular are reported in U.S. dollars.

Exchange Rate Data

The following table sets forth: (i) the rates of exchange for U.S. dollars expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average exchange rates in effect during such periods; (iii) the high rate of exchange in effect during such periods; and (iv) the low rate of exchange in effect during such periods, such rates, in each case, based on the noon or daily average exchange rate, as applicable, for conversion of one U.S. dollar to Canadian dollars as reported by the Bank of Canada.

	Year Ended December 31
	2019(1)	2018(1)	2017(2)
	(C$)	(C$)	(C$)
Highest rate during the period	1.3600	1.3642	1.3743
Lowest rate during the period	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
Rate at the end of the period	1.2988	1.3642	1.2545

Notes:

(1)	Exchange rate based on the daily average rate of exchange as reported by the Bank of Canada.

(2)	Exchange rate based on (i) the noon rate of exchange as reported by the Bank of Canada on or prior to April 28, 2017, and (ii) the daily rate of exchange as reported by the Bank of Canada after April 28, 2017.

On March 13, 2020, the daily average rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.3901.

Information Contained in this Circular

The information contained in this Circular is given as at March 13, 2020, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Excellon or Otis.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice. Excellon Shareholders and Otis Shareholders are urged to consult with their own professional advisors to obtain legal, tax or financial advice.

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Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Voting Support Agreements and the Bridge Loan Agreement, are summaries of the terms of those documents and are qualified in their entirety by such terms. Excellon Shareholders and Otis Shareholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement, the Voting Support Agreements and the Bridge Loan Agreement for complete details of those documents. The full text of the Arrangement Agreement and the Voting Support Agreements is available on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively. The Plan of Arrangement is attached as Schedule “C” – “Plan of Arrangement” to this Circular.

Information Contained in this Circular Regarding Excellon

Certain information in this Circular pertaining to Excellon has been furnished by Excellon, including, but not limited to (i) information pertaining to Excellon in Schedule “J” – “Information Concerning Excellon” to this Circular, (ii) the historical management’s discussion and analysis of Excellon incorporated by reference in this Circular, (iii) the historical financial statements of Excellon incorporated by reference in this Circular, and (iv) information relating to Excellon in the unaudited pro forma condensed consolidated financial statements in Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon” to this Circular. With respect to this information, the Otis Board has relied exclusively upon Excellon, without independent verification by Otis. Although Otis does not have any knowledge that would indicate that such information is untrue or incomplete, neither Otis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Excellon’s financial statements, or for the failure by Excellon to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Excellon, please refer to Excellon’s filings with the Securities Authorities, which is available on SEDAR (www.sedar.com) under Excellon’s issuer profile. See Schedule “J” – “Information Concerning Excellon”.

Information Contained in this Circular Regarding Otis

Certain information in this Circular pertaining to Otis has been furnished by Otis, including, but not limited to (i) information pertaining to Otis in Schedule “K” – “Information Concerning Otis” to this Circular, (ii) the historical management’s discussion and analysis of Otis included in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular, (iii) the historical financial statements of Otis incorporated included in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular, (iv) information relating to Otis in the unaudited pro forma condensed consolidated financial statements attached as Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon” to this Circular and (v) information relating to Otis annual matters attached as Schedule “P” – “Annual Matters of Otis”. With respect to this information, the Excellon Board has relied exclusively upon Otis, without independent verification by Excellon. Although Excellon does not have any knowledge that would indicate that such information is untrue or incomplete, neither Excellon nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Otis’ financial statements, or for the failure by Otis to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Otis, please refer to Otis’ filings with the Securities Authorities, which is available on SEDAR (www.sedar.com) under Otis’ issuer profile. See Schedule “K” – “Information Concerning Otis” and Schedule “P” – “Annual Matters of Otis” to this Circular.

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SUMMARY OF CIRCULAR

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference. Capitalized terms in this summary have the meanings set out in the “Glossary of Terms” or as set out in this summary. The full text of the Arrangement Agreement, which is incorporated by reference in this Circular, may be viewed on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively.

The Meetings

The Excellon Meeting

The Excellon Meeting will be held at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3, at 12:00 p.m. (Toronto time) on Friday, April 17, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate health and safety risks, Excellon Shareholders are invited to participate in the Excellon Meeting by dialing in to Excellon’s conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Shareholders will have an equal opportunity to participate at the Excellon Meeting through this method regardless of their geographic location. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

The record date for determining the Excellon Shareholders entitled to receive notice of and to vote at the Excellon Meeting is March 13, 2020. Only Excellon Shareholders of record as of the close of business (Toronto time) on the Excellon Record Date are entitled to receive notice of and to vote at the Excellon Meeting.

The Otis Meeting

The Otis Meeting will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

The record date for determining the Otis Shareholders entitled to receive notice of and to vote at the Otis Meeting is March 13, 2020. Only Otis Shareholders of record as of the close of business (Vancouver time) on the Otis Record Date are entitled to receive notice of and to vote at the Otis Meeting.

Purpose of the Meetings

Purpose of the Excellon Meeting

The purpose of the Excellon Meeting is for Excellon Shareholders to consider and vote upon the Share Issuance Resolution and the Excellon Consolidation Resolution, the full text of which is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”, and particulars relating to the Excellon Consolidation are described in this Circular under the heading “The Excellon Consolidation”.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Management of Excellon and the Excellon Board recommend that Excellon Shareholders vote FOR the Share Issuance Resolution and the Excellon Consolidation Resolution.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of the Excellon Consolidation Resolution that Excellon Shareholders are being asked to consider.

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Purpose of the Otis Meeting

The purpose of the Otis Meeting is for Otis Shareholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

Management of Otis and the Otis Board recommend that Otis Shareholders vote FOR the Arrangement Resolution.

At the Otis Meeting, Otis Shareholders are also being asked to consider and vote upon the Otis Annual Resolutions, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider. The Otis Annual Resolutions are being put before the Otis Meeting for Otis Shareholder consideration to ensure ordinary course corporate law compliance in the event that the Arrangement is not completed for any reason.

Parties to the Arrangement

Excellon is a corporation incorporated under the OBCA. Excellon’s head office and registered office is located at 10 King Street East, Suite 200, Toronto, Ontario, Canada, M5C 1C3. The Excellon Shares are listed for trading on the TSX under the symbol “EXN”.

Otis is a company existing under the BCBCA. Otis’ head office is located at 580-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Otis’ registered and records office is located at Suite 1400 – 1125 Howe Street, Vancouver, British Columbia V6Z 2K8. The Otis Shares are listed for trading on the TSXV under the symbol “OOO”.

See Schedule “J” – “Information Concerning Excellon” to this Circular for a description of Excellon. See Schedule “K” – “Information Concerning Otis” to this Circular for a description of Otis. See Schedule “L” – “Information Concerning the Combined Company” to this Circular for a description of Excellon after giving effect to the Arrangement.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Excellon and Otis. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Excellon will acquire all of the issued and outstanding Otis Shares and Otis will become a wholly-owned subsidiary of Excellon.

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Corporate Structure

The Arrangement will result in Otis becoming a wholly-owned subsidiary of Excellon. The following diagram sets out the corporate structure of the Combined Company following the completion of the Arrangement.

Notes:

(1), (2)	Excellon Holdings Inc. owns 0.000001% of San Pedro Resources, S.A. de C.V., and 99.828% of Prestadora de Servicios Miguel Auza, S.A. de C.V.

See Schedule “L” – “Information Concerning the Combined Company” to this Circular.

Excellon Shareholders

If the Arrangement is completed, up to 44,714,450 Excellon Shares will be issuable, representing approximately 39.5% of the number of issued and outstanding Excellon Shares as of the date of this Circular. Following the completion of the Arrangement, separately or together, Excellon does not anticipate that (i) any person will hold more than 20% of the Excellon Shares, or (ii) control of Excellon will be materially affected.

See “The Arrangement – Effects of the Arrangement – Excellon Shareholders”.

Otis Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Excellon of Otis, each Otis Shareholder (other than Excellon and any Dissenting Otis Shareholders) will be entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the Effective Time. See “The Arrangement – Description of the Arrangement”.

Immediately following the completion of the Arrangement, Former Otis Shareholders are expected to own approximately 26.3% of the Excellon Shares on an undiluted basis, based on the number of Excellon Shares and Otis Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Otis Shareholders, (ii) Excellon holds no Otis Shares at the Effective Time, (iii) no Otis Options are exercised prior to the Effective Time, and (iv) no Otis Warrants are exercised prior to the Effective Time.

See “The Arrangement – Effects of the Arrangement – Otis Shareholders” and “Procedure for Exchange of Otis Shares” and “The Arrangement – Description of the Arrangement”.

Otis Optionholders

Pursuant to the Arrangement, each Otis Optionholder immediately prior to the Effective Time will receive Replacement Excellon Options in exchange for their Otis Options, entitling such Former Otis Optionholder to acquire the number of Excellon Shares determined in accordance with the Plan of Arrangement at an exercise price calculated in accordance with the Plan of Arrangement.

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Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. See “The Arrangement – Effects of the Arrangement – Otis Optionholders” and “The Arrangement – Description of the Arrangement”.

Otis Warrantholders

Pursuant to the Arrangement, each Otis Warrantholder immediately prior to the Effective Time will, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant held.

Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Otis Warrant shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Otis Warrants shall remain the same, and any document evidencing the Otis Warrants shall continue to evidence and be deemed to evidence such Otis Warrants and no new certificates evidencing the Otis Warrants shall be issued. See “The Arrangement – Effects of the Arrangement – Otis Warrantholders” and “The Arrangement – Description of the Arrangement”.

Excellon Shareholder Approval

Share Issuance Resolution

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants. See “General Proxy Information – Excellon Shareholders – Purpose of the Excellon Meeting – Approvals Under TSX Company Manual”.

To be effective, the Share Issuance Resolution must be approved at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting. The complete text of the Share Issuance Resolution to be presented to the Excellon Meeting is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular.

The Arrangement Agreement provides that the Share Issuance Resolution must be approved as a condition precedent to the implementation of the Arrangement. See “The Arrangement – Securityholder and Court Approvals”.

Excellon Consolidation Resolution

At the Excellon Meeting, Excellon Shareholders will also be asked to consider and, if deemed advisable, to pass a special resolution approving the consolidation of all of the issued and outstanding Excellon Shares on the basis of a consolidation ratio to be selected by the Excellon Board, in its sole discretion, provided that the consolidation ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares, as more particularly described in the Circular. See “The Excellon Consolidation”.

The Excellon Consolidation Resolution must be approved by at least 66 ⅔% of the votes cast by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

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Otis Shareholder Approval

Arrangement Resolution

At the Otis Meeting, the Otis Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement Resolution set forth in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” hereto to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Otis Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by the Minority Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting.

The Arrangement Resolution must be approved in order for Otis to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement – Securityholder and Court Approvals”.

The Arrangement

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Excellon and Otis. A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the Parties that preceded the execution and public announcement of the Arrangement Agreement is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Recommendation of the Excellon Special Committee

The Excellon Special Committee was formed to, among other things, review and evaluate the Arrangement, oversee and supervise the process carried out by Excellon in negotiating and entering into the Arrangement Agreement and to make recommendations to the Excellon Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and other matters, the Excellon Special Committee unanimously determined that the Arrangement is in the best interests of Excellon. Accordingly, the Excellon Special Committee unanimously recommended that the Excellon Board approve the Arrangement and authorized Excellon to enter into the Arrangement Agreement.

See “The Arrangement – Recommendation of the Excellon Special Committee”.

Recommendation of the Excellon Board

After careful consideration, the Excellon Board determined, upon the recommendation of the Excellon Special Committee and in consultation with its legal and financial advisors and based in part on the PI Financial Fairness Opinion that the Arrangement is in the best interests of Excellon, and unanimously recommends that Excellon Shareholders vote FOR the Share Issuance Resolution. The determination of the Excellon Board is based on various factors described more fully in the Circular.

See “The Arrangement – Recommendation of the Excellon Board”.

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Recommendation of the Otis Special Committee

The Otis Special Committee was formed to review and evaluate the Arrangement, pursue strategic alternatives to the Arrangement, oversee and supervise the process carried out by Otis in negotiating and entering into the Arrangement Agreement and to make recommendations to the Otis Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of Cormark Securities delivered to the Otis Special Committee (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the Excellon Board and Otis Board Recommendations”, the Otis Special Committee unanimously determined that the Arrangement is in the best interests of Otis. Accordingly, the Otis Special Committee unanimously recommended that the Otis Board approve the Arrangement and authorize Otis to enter into the Arrangement Agreement and that the Otis Board recommend that Otis Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Otis Special Committee”.

Recommendation of the Otis Board

After careful consideration, including a thorough review of the Arrangement Agreement and other matters, the Otis Board, upon the unanimous recommendation of the Otis Special Committee, unanimously determined that the Arrangement is in the best interests of Otis. Accordingly, the Otis Board unanimously approved the Arrangement Agreement and unanimously recommends that Otis Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Otis Board”.

Reasons for the Excellon Board and Otis Board Recommendations

In the course of the Excellon Board’s and the Otis Board’s evaluation of the Arrangement, the Excellon Board consulted with the Excellon Special Committee, its senior management, its financial advisor, PI Financial, and its legal counsel and the Otis Board consulted with the Otis Special Committee (with input of its financial advisor, Cormark Securities), its senior management, and its legal counsel and each performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including, among others, the following:

●	Enhanced Portfolio of Projects. The Arrangement combines the Platosa Project’s high-grade silver production with the high return and low risk Kilgore Project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, the Kilgore Project and the Oakley Property, to Excellon’s portfolio and amplifies the Combined Company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant Exploration Upside. Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic Diversification. Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the Combined Company for further growth in North America.

●	Enhanced Capital Market Profile. The Combined Company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the outstanding shares of the Combined Company after giving effect to the Exchange Ratio and the price of Excellon Shares, immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The Combined Company also intends to apply for a listing on the NYSE American in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating Potential. Expanded resource base and production growth profile of the Combined Company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Proven Board and Management. The Arrangement integrates board and management that can discover, permit, finance, develop and operate mining assets to industry leading standards, with proven experience in North America.

●	Unanimous Board Approval and Shareholder Support. The Otis Board and Excellon Board has unanimously recommended support for the Arrangement. Additionally, 25% of Otis Shareholders and 20% (including Eric Sprott) of Excellon Shareholders have entered into Voting Support Agreements.

●	Significant Premium to Otis Shareholders. The Arrangement provides Otis Shareholders with a premium of approximately 47% based on the closing price of the Excellon Shares on the TSX and the Otis Shares on the TSXV at the close of business on February 21, 2020 (the last trading day prior to the public announcement of the Arrangement) and a premium of approximately 55% based on the 20-day volume weighted average price of the Excellon Shares on the TSX and the Otis Shares on the TSXV as at close of business on February 21, 2020.

●	Key Shareholder Support. Shareholders of each of Excellon and Otis holding, in the aggregate, approximately 20% of the issued and outstanding Excellon Shares and approximately 25% of the issued and outstanding Otis Shares, respectively, as at February 24, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively.

●	Receipt by the Excellon Board of PI Financial Fairness Opinion. The Excellon Board has received a fairness opinion from PI Financial that the Arrangement Consideration is fair, from a financial point of view, to the Excellon Shareholders.

●	Alternatives to the Transaction. Both Excellon and Otis regularly evaluate business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interest of Excellon and Otis, respectively. Both the Excellon Board and Otis Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

●	Receipt by the Otis Special Committee of a Fairness Opinion. The Otis Special Committee has received a fairness opinion from Cormark Securities that the Arrangement Consideration is fair, from a financial point of view, to the Otis Shareholders (other than Excellon).

●	Shareholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by Excellon Shareholders at the Excellon Meeting, providing protection for Excellon Shareholders. The Arrangement Resolution must be approved by (i) at least 66 ⅔% of the votes cast by Otis Shareholders at the Otis Meeting, and (ii) at least a majority of the votes cast by the Minority Otis Shareholders at the Otis Meeting, providing protection for Otis Shareholders.

●	Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Otis Shareholders.

●	Dissent Rights. Registered Otis Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Otis Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights.

See “The Arrangement – Reasons for the Excellon Board and Otis Board Recommendations”, “The Arrangement – Opinions of Excellon’s Financial Advisor”, “The Arrangement – Opinion of Financial Advisor to the Otis Special Committee”.

The Excellon Board’s and Otis Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Relating to the Arrangement” in this Circular.

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Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “C” – “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Otis, Excellon, Former Otis Shareholders, Former Otis Optionholders and Otis Warrantholders.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.	each Otis Share held by a Dissenting Otis Shareholder who has validly exercised their Dissent Rights and which Dissent Rights remain valid immediately prior to the Effective Time, shall be deemed to be acquired by Otis from the Dissenting Otis Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, and shall be cancelled in consideration for a debt claim against Otis for an amount determined and payable in accordance with Article 4 of the Plan of Arrangement and (i) such Dissenting Otis Shareholders shall cease to be the holders of such Otis Shares and to have any rights as holders of such Otis Shares, other than the right to be paid fair value for such Otis Shares (with Otis funds not directly or indirectly provided by Excellon or any affiliate of Excellon), as set out in Article 4 of the Plan of Arrangement, (ii) such Dissenting Otis Shareholders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and (iii) such Otis Shares shall be cancelled and returned to treasury.

2.	each Otis Share outstanding (other than Otis Shares held by a Dissenting Otis Shareholder, Excellon or any subsidiary of Excellon) shall be transferred to Excellon in exchange for the Share Consideration, and (i) the holders of such Otis Shares shall cease to be the holders thereof and to have any rights as holders of such Otis Shares, other than the right to receive the Share Consideration in respect of such Otis Shares in accordance with the Plan of Arrangement, (ii) such holders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis, and (iii) Excellon shall be deemed to be the transferee of such Otis Shares, free and clear of all Encumbrances, and shall be entered in the register of Otis Shares maintained by or on behalf of Otis as the holder of such Otis Shares.

3.	each Otis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Excellon Option to acquire from Excellon, other than as provided in the Plan of Arrangement, the number of Excellon Shares equal to the product obtained when: (A) the number of Otis Shares subject to such Otis Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issuable shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when: (A) the exercise price per Otis Share subject to each such Otis Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Otis Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount in respect of a Replacement Excellon Option exceeds the Otis Option In-The-Money Amount in respect of the Otis Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Option In-The-Money Amount in respect of the Otis Option. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. Any document previously evidencing an Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued.

See the Plan of Arrangement attached as Schedule “C” – “Plan of Arrangement” for additional information.

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Opinions of Excellon’s Financial Advisor

PI Financial

PI Financial was retained to provide exclusive financial advisory services to Excellon and to deliver to the Excellon Board an opinion as to the fairness to the Excellon Shareholders, from a financial point of view, of the Arrangement Consideration to be paid by Excellon pursuant to the Arrangement Agreement. PI Financial has delivered the PI Financial Fairness Opinion to the Excellon Board concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Excellon pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Excellon Shareholders. The full text of the PI Financial Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the PI Financial Fairness Opinion, is attached as Schedule “D” – “Fairness Opinion of PI Financial” to this Circular.

The summary of the PI Financial Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the PI Financial Fairness Opinion. The PI Financial Fairness Opinion is not a recommendation to any Excellon Shareholder as to how to vote or act on any matter relating to the Arrangement. The PI Financial Fairness Opinion was one of a number of factors taken into consideration by the Excellon Board in making its unanimous determination to recommend that Excellon Shareholders vote in favour of the Share Issuance Resolution.

See “The Arrangement – Opinions of Excellon’s Financial Advisor – PI Financial”.

Opinion of the Financial Advisor to the Otis Special Committee

Cormark Securities was retained to render financial advisory services to the Otis Special Committee and to deliver to the Otis Special Committee an opinion as to the fairness to the Otis Shareholders (other than Excellon), from a financial point of view, of the Arrangement Consideration to be received by Otis Shareholders (other than Excellon) pursuant to the Arrangement. Cormark Securities has delivered the Cormark Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Otis Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Otis Shareholders (other than Excellon). The full text of the Cormark Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Cormark Fairness Opinion, is attached as Schedule “E” – “Fairness Opinion of Cormark Securities” to this Circular.

The summary of the Cormark Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Cormark Fairness Opinion. The Cormark Fairness Opinion is not a recommendation to any Otis Shareholder as to how to vote or act on any matter relating to the Arrangement. The Cormark Fairness Opinion was one of a number of factors taken into consideration by the Otis Special Committee in making its determination that the Arrangement is in the best interests of Otis, and unanimously recommending that the Otis Board approve the Arrangement and authorizing Otis to enter into the Arrangement Agreement.

See “The Arrangement – Opinion of the Financial Advisor to the Otis Special Committee – Cormark Securities”.

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The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, the full text of which may be viewed on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively. A summary of the material terms of the Arrangement Agreement, including a summary of the Termination Fee payable by Otis to Excellon or by Excellon to Otis, as applicable, in the event that the Arrangement is not completed under certain circumstances, is set out under the heading “The Arrangement Agreement – Termination Fee” in this Circular and is subject to and qualified in its entirety by the full text of the Arrangement Agreement, which is incorporated by reference in this Circular.

The Voting Support Agreements

Excellon Voting Support Agreements

The Supporting Excellon Shareholders have entered into Excellon Voting Support Agreements with Excellon in respect of Excellon Shares representing, in the aggregate, approximately 20% of the issued and outstanding Excellon Shares as at February 24, 2020. The Excellon Voting Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Excellon Shareholders to vote their Subject Excellon Securities in favour of the Share Issuance Resolution at the Excellon Meeting and any other required approvals in connection with the Arrangement, as contemplated by the Arrangement Agreement. The full text of the Excellon Voting Support Agreements may be viewed on SEDAR (www.sedar.com) under Excellon’s issuer profile. A summary of the key terms of the Excellon Voting Support Agreements is included under the heading “The Voting Agreements – Excellon Voting Support Agreements”.

Otis Voting Support Agreements

The Supporting Otis Shareholders have entered into Otis Voting Support Agreements with Excellon in respect of Otis Shares representing, in the aggregate, approximately 25% of the issued and outstanding Otis Shares as at February 24, 2020. The Otis Voting Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Otis Shareholders to vote their Subject Otis Securities in favour of the Arrangement Resolution at the Otis Meeting and any matters related to the Arrangement, as contemplated by the Arrangement Agreement.

The full text of the Otis Voting Support Agreements may be viewed on SEDAR (www.sedar.com) under Otis’ issuer profile. A summary of the key terms of the Otis Voting Support Agreements is included under the heading “The Voting Agreements – Otis Voting Support Agreements”.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. On March 13, 2020, Otis obtained the Interim Order providing for the calling, holding and conducting of the Otis Meeting and other procedural matters. Copies of the Petition to the Court, the Notice of Hearing of Petition and the Interim Order are attached as Schedule “F” – “Petition to the Court”, Schedule “G” – “Notice of Hearing of Petition” and Schedule “H” – “Interim Order”, respectively, to this Circular.

If the Arrangement Resolution is approved at the Otis Meeting and the Share Issuance Resolution is approved at the Excellon Meeting, Otis will apply for the Final Order. Subject to the foregoing, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) / 12:45 p.m. (Toronto time), on April 21, 2020, or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct, at the Supreme Court of British Columbia, located at 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

At the Court hearing, Otis Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Otis has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement, both from a substantive and procedural point of view, and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption.

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Under the terms of the Interim Order, any Otis Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and deliver to Otis’ legal counsel at the address set out below, by or before 4:00 p.m. (Vancouver time) / 7:00 p.m. (Toronto time) on April 17, 2020, a Response to Petition and a copy of all materials upon which they intend to rely. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date.

The Response to Petition and supporting materials must be delivered, within the time specified, to Otis’ legal counsel at the following address:

Whitelaw Twining Law Corp.
2400 – 200 Granville Street
Vancouver, BC V6C 1S4
Attention: Patrick Sullivan

Otis Shareholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

See “The Arrangement – Securityholder and Court Approvals – Court Approval of the Arrangement”.

Procedure for Exchange of Otis Shares

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person (other than Excellon) who was a Registered Otis Shareholder on the Otis Record Date. Each person who is a Registered Otis Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying Otis Share certificate(s) or DRS, if applicable, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Otis Shareholder is entitled under the Arrangement. It is recommended that Registered Otis Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Otis Share certificate(s) or DRS, if applicable, to the Depositary as soon as possible. Otis Shareholders whose Otis Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Otis Shares.

See “Procedure for Exchange of Otis Shares – Letter of Transmittal”.

Cancellation of Rights after Six Years

To the extent that a Former Otis Shareholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Otis Shares – Exchange Procedure” on or before the date that is six years after the Effective Date, then any Excellon Shares which such Former Otis Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Excellon Shares shall be delivered to Excellon by the Depositary for cancellation and shall be cancelled by Excellon, and the interest of the Former Otis Shareholder in such Excellon Shares to which it was entitled shall be terminated as of such Final Proscription Date.

See “Procedure for Exchange of Otis Shares – Cancellation of Rights after Six Years”.

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Fractional Interest

No fractional Excellon Shares shall be issued to Former Otis Shareholders in connection with the Plan of Arrangement. The total number of Excellon Shares to be issued to any Former Otis Shareholder shall, without additional compensation, be rounded down to the nearest whole Excellon Share in the event that a Former Otis Shareholder would otherwise be entitled to a fractional share.

See “Procedure for Exchange of Otis Shares – Fractional Interest”.

Dissent Rights

Registered Otis Shareholders have Dissent Rights with respect to the Arrangement. Registered Otis Shareholders who wish to exercise their Dissent Rights must: (i) deliver a written notice of dissent to the Arrangement Resolution to Otis, by mail to: Otis Gold Corp. c/o Craig T. Lindsay, President and Chief Executive Officer, 580-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, by 5:00 p.m. (Vancouver time) on Wednesday, April 15, 2020, or two Business Days prior to any adjournment of the Otis Meeting; (ii) not have voted in favour of the Arrangement Resolution; and (iii) otherwise have complied with the provisions of Section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court.

A Non-Registered Otis Shareholder who wishes that Dissent Rights be exercised in respect of its Otis Shares should immediately contact the nominee (bank, trust company, securities brokers or other nominee) with whom the Non-Registered Otis Shareholder deals.

A Registered Otis Shareholder’s failure to strictly comply with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, will result in the loss of such Registered Otis Shareholder’s Dissent Rights.

See “The Arrangement – Dissent Rights”.

Income Tax Considerations

Otis Shareholders should consult their own tax advisors about the applicable Canadian or U.S. federal, provincial, state and local tax, and other foreign tax, consequences of the Arrangement.

See “Principal Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

Canadian Securities Laws

Each Otis Shareholder is urged to consult such shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Excellon Shares issuable pursuant to the Arrangement.

Otis is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. The Otis Shares are currently listed on the TSXV and the OTC Pink. Following completion of the Arrangement, Otis will be a wholly-owned subsidiary of Excellon and it is anticipated that Excellon will apply to the applicable Canadian securities regulators to have Otis cease to be a reporting issuer and have the Otis Shares delisted from the TSXV.

Excellon has applied to list the Excellon Shares issuable under the Arrangement on the TSX. It is a condition of closing that the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Excellon Shares issuable pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Dissenting Otis Shareholders) in exchange for their Otis Shares, the Excellon Shares issuable upon the exercise of the Replacement Excellon Options and the Excellon Shares issuable upon the exercise of the Otis Warrants under the Arrangement.

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The issue of Excellon Shares pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian Securities Laws. Excellon Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada provided that certain conditions are met.

See “Securities Law Matters – Canadian Securities Laws”.

U.S. Securities Laws

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Otis Shareholders is set out in this Circular under the heading “Securities Law Matters – U.S. Securities Laws”. All holders of Otis Shares are urged to obtain legal advice to ensure that their resale of Excellon Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

See “Securities Law Matters – U.S. Securities Laws”.

Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited pro forma condensed consolidated financial statements of Excellon, including its respective pro forma condensed consolidated balance sheet as at September 30, 2019 and pro forma condensed consolidated statement of income (loss) for the year ended December 31, 2018 and the nine month period ended September 30, 2019, and the notes thereto, are set out in Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon”.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Otis Board, Otis Shareholders should be aware that members of the Otis Board and the officers of Otis have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Otis Shareholders generally.

All benefits received, or to be received, by directors or officers of Otis as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Otis. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Otis Shares, nor is it, nor will it be, conditional on the person supporting the Arrangement.

See “Interests of Directors and Officers of Otis in the Arrangement”.

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EXCELLON SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as an Excellon Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular and the enclosed Excellon Proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Excellon Proxy and the attached schedules to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under the heading “Glossary of Terms”.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Excellon of proxies to be used at the Excellon Meeting to be held at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3, at 12:00 p.m. (Toronto time) on Friday, April 17, 2020 for the purposes indicated in the Excellon Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)	you cannot attend the Excellon Meeting; or

2)	you plan to attend the Excellon Meeting but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Excellon Shares and related matters. Unless otherwise noted, all answers relate to both Registered Excellon Shareholders and Non-Registered Excellon Shareholders. If you have any questions, please feel free to contact Brendan Cahill, Senior President, Chief Executive Officer and Director of Excellon (whose contact information is found below in the answer to the last question in this section), or Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate health and safety risks, Excellon Shareholders are invited to participate in the Excellon Meeting by dialing in to Excellon’s conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Shareholders will have an equal opportunity to participate at the Excellon Meeting through this method regardless of their geographic location. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

Does the Excellon Board support the Arrangement?

Yes. The Excellon Board, on the recommendation of the Excellon Special Committee and based upon careful consideration, has unanimously determined (i) that the Arrangement is in the best interests of Excellon, (ii) that Excellon should enter into the Arrangement Agreement, and (iii) to recommend that the Excellon Shareholders vote FOR the Share Issuance Resolution.

In making its recommendation, the Excellon Board considered a number of factors as described in this Circular under the heading “The Arrangement – Reasons for the Excellon Board and Otis Board Recommendation”, including the recommendation of the Excellon Special Committee and the PI Financial Fairness Opinion delivered to the Excellon Board. The Excellon Fairness Opinions determined that, subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Excellon pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Excellon Shareholders. See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Excellon Board” and “The Arrangement – Reasons for the Excellon Board and the Otis Board Recommendations”.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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Am I entitled to vote?

You are entitled to vote if you were an Excellon Shareholder as of the close of business on March 13, 2020. Each Excellon Share that is outstanding on the Excellon Record Date carries the right to one vote in respect of the matters being voted upon at the Excellon Meeting.

Holders of Excellon Options are not entitled to vote in respect of their Excellon Options on any matters at the Excellon Meeting. Holders of Excellon Warrants are not entitled to vote in respect of their Excellon Warrants on any matters at the Excellon Meeting.

What am I voting on?

If you are an Excellon Shareholder, you are voting to approve the Share Issuance Resolution and the Excellon Consolidation Resolution.

Share Issuance Resolution

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants. To be effective, the Share Issuance Resolution must be approved at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting. If the Arrangement is not completed, the Excellon Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Excellon Meeting.

Excellon Consolidation Resolution

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, to pass, a special resolution approving the consolidation of all of the issued and outstanding Excellon Shares on the basis of a consolidation ratio to be selected by the Excellon Board, in its sole discretion, provided that the ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares.

The Excellon Board believes that it is in the best interests of Excellon and Excellon’s Shareholders to complete the Excellon Consolidation in order to enable Excellon to meet the minimum share price requirements to list on the NYSE American. The Excellon Consolidation is also expected to create additional investor interest from the United States, Canada and other jurisdictions, improve trading liquidity and investor confidence, and potentially result in less volatility in the price of the Excellon Shares. A higher post-consolidation Excellon Share price could also help generate interest in Excellon among certain investors. In particular, a higher anticipated Excellon Share price may meet investing criteria for certain institutional investors and investment funds that may be prevented under their investing guidelines from otherwise investing in the Excellon Shares at current prices.

Many North American focused precious metal production and development companies are listed on the NYSE, and Excellon believes that such U.S.-listed companies generally have better access to U.S. institutional and retail investors and have better overall trading liquidity compared to Excellon today. Excellon also believes that any potential listing of the Excellon Shares on the NYSE would increase the visibility of the Excellon’s strategic position within the U.S. relative to other publicly traded precious metal companies.

Excellon believes that the consolidation ratio range for the Excellon Consolidation will be adequate to facilitate a listing on the NYSE American.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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Who is soliciting my proxy?

Whether or not you plan to attend the Excellon Meeting, management of Excellon, with the support of the Excellon Board, requests that you fill out your Excellon Proxy or voting instruction form (“VIF”) to ensure your votes are cast at the Excellon Meeting. This solicitation is made on behalf of management of Excellon.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Excellon. In addition, Excellon and Otis have engaged Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Excellon Meeting and the Otis Meeting. Excellon and Otis will bear the costs of solicitation of their respective shareholders.

Who votes my Excellon Shares and how will they be voted if I return a proxy form?

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the Excellon Meeting and to vote your Excellon Shares. You can use the applicable enclosed Excellon Proxy, or any other proper proxy form, to appoint your proxyholder.

The Excellon Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Excellon Shares as they see fit.

NOTE TO EXCELLON SHAREHOLDERS: Unless you provide contrary instructions, Excellon Shares represented by proxies that management receives will be voted FOR the Share Issuance Resolution and the Excellon Consolidation Resolution.

Am I a Registered Excellon Shareholder and how do I vote?

You are a Registered Excellon Shareholder if you hold any Excellon Shares in your own name, as recorded in the shareholder register of Excellon maintained by TSX Trust Company.

If you are a Registered Excellon Shareholder, you can vote your Excellon Shares by (i) voting in person at the Excellon Meeting; or (ii) signing and returning the enclosed Excellon Proxy (printed on green paper) appointing the named persons or some other person you choose, who need not be an Excellon Shareholder, to represent you as proxyholder and vote your Excellon Shares at the Excellon Meeting.

Am I a Non-Registered Excellon Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?

You are a Non-Registered Excellon Shareholder if your Excellon Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

If you are a Non-Registered Excellon Shareholder, you will have received voting instructions from your nominee or intermediary. Typically, intermediaries will use a service company to forward such materials to Non-Registered Excellon Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of a form of proxy to Non-Registered Excellon Shareholders and provides appropriate instructions respecting voting of Excellon Shares to be represented at the Excellon Meeting. For your Excellon Shares to be voted, you must follow the instructions on the VIF that is provided to you. A Non-Registered Excellon Shareholder can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com. Additionally, Excellon may utilize the Broadridge QuickVote™ service to assist Non-Registered Excellon Shareholders with voting their Excellon Shares. Certain Non-Registered Excellon Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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If I am a Non-Registered Excellon Shareholder, can I vote in person at the Excellon Meeting?

Yes. To vote in person at the Excellon Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Excellon’s transfer agent, TSX Trust Company, when you arrive at the Excellon Meeting. As we have no access to the names of the Non-Registered Excellon Shareholders, if you attend the meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

Can I appoint someone other than those named in the enclosed proxy form to vote my Excellon Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be an Excellon Shareholder to attend and act on your behalf at the Excellon Meeting. To appoint someone who is not named in the enclosed Excellon Proxy or VIF, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

NOTE TO EXCELLON SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Excellon Meeting and know you have appointed them. On arriving at the Excellon Meeting, proxyholders must present themselves to a representative of TSX Trust Company.

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Excellon Shareholder and have returned a proxy form, you may revoke it by:

(a)	completing and signing another proxy form with a later date and delivering it to the offices of TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, before: (i) 12:00 p.m. (Toronto time) on Wednesday, April 15, 2020; or (ii) if the Excellon Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Excellon Meeting is adjourned;

(b)	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

(i)	TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, at any time up to and including the last Business Day preceding the day of the Excellon Meeting or, if the Excellon Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Excellon Meeting is adjourned; or

(ii)	the Chair of the Excellon Meeting before the Excellon Meeting begins or, if the Excellon Meeting is adjourned, before the adjourned Excellon Meeting begins; or

(c)	any other manner permitted by law.

Non-Registered Excellon Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Excellon Meeting, contact the intermediary to arrange to change their voting instructions.

How many Excellon Shares are entitled to be voted?

The Excellon Board has fixed March 13, 2020 as the Excellon Record Date for determining the Excellon Shareholders who are entitled to receive notice of and vote at the Excellon Meeting. Only Registered Excellon Shareholders whose names have been entered in the registers of Excellon as at the close of business (5:00 p.m. (Toronto time)) on the Excellon Record Date will be entitled to receive notice of and vote at the Excellon Meeting. No other Excellon Shareholders are entitled to vote at the Excellon Meeting.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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As at March 13, 2020, the Excellon Record Date, 113,184,635 Excellon Shares were issued and outstanding. Each Excellon Share outstanding on the Excellon Record Date carries the right to one vote.

Other than as disclosed in this Circular under the heading “General Proxy Information – Excellon Shareholders – Excellon Shareholders Entitled to Vote”, the directors and officers of Excellon know of no person who beneficially owns or exercises control or direction over Excellon Shares carrying 10% or more of the aggregate voting rights of Excellon Shares.

Should I send in my proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Excellon Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 12:00 p.m. (Toronto time) on Wednesday, April 15, 2020 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Excellon Meeting in the event of an adjournment of the Excellon Meeting).

What approvals are required to be given by Otis Shareholders at the Otis Meeting?

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution, which must be approved, with or without variation, by the affirmative vote of: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, excluding any person described in items (a) through (d) of section 8.1(2) of MI 61-101.

The Otis Meeting is scheduled to be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

The completion of the Arrangement or approval of the Arrangement Resolution is not contingent on the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider at the Otis Meeting.

What will happen if the Arrangement Resolution is not approved by Otis Shareholders or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In the event that the Arrangement Resolution is not approved by Otis Shareholders, Excellon is entitled to an expense reimbursement amount of $500,000. In the event that the Share Issuance Resolution is not approved by Excellon Shareholders, Otis is entitled to an expense reimbursement amount of $350,000. If Otis enters into an agreement to effect a Superior Proposal, then Otis shall pay Excellon a termination fee of $1,000,000. If Excellon enters into an agreement to effect a Superior Proposal, then Excellon shall pay Otis a termination fee of $1,000,000. See “The Arrangement Agreement – Termination Fee”. See “The Arrangement Agreement – Termination” and “The Arrangement Agreement – Termination Fee”.

Do I have Dissent Rights?

No. Excellon Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution or the Excellon Consolidation Resolution.

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What if I have other questions?

If you have any questions regarding the meeting, please contact:

Excellon Transfer Agent:	TSX Trust Company
1-866-600-5869 (North American Toll Free)

1-416-342-1091 (Local or outside of North America)
TMXEInvestorServices@tmx.com

Excellon:	Excellon Resources Inc.
President and Chief Executive Officer
416-364-1130
info@excellonresources.com

Excellon Proxy Solicitation Agent:	Laurel Hill Advisory Group
1-877-452-7184 (North American Toll Free)
416-304-0211 (Outside North America)
assistance@laurelhill.com

GENERAL PROXY INFORMATION – EXCELLON Shareholders

Date, Time and Place of Excellon Meeting

The Excellon Meeting will be held at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3, at 12:00 p.m. (Toronto time) on Friday, April 17, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate health and safety risks, Excellon Shareholders are invited to participate in the Excellon Meeting by dialing in to Excellon’s conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Shareholders will have an equal opportunity to participate at the Excellon Meeting through this method regardless of their geographic location. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

Purpose of the Excellon Meeting

The purpose of the Excellon Meeting is for Excellon Shareholders to consider and vote upon the Share Issuance Resolution and the Excellon Consolidation Resolution, the full text of which is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular. Approval of the Share Issuance Resolution is required under the TSX Company Manual (the “Manual”) to complete the Arrangement. See “General Proxy Information – Excellon Shareholders – Purpose of the Excellon Meeting – Approvals Under TSX Company Manual”. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

At the Excellon Meeting, in accordance with the Manual, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, representing approximately 39.5% of the outstanding Excellon Shares as of the date of this Circular, by operation of Section 611(c) of the Manual because the Arrangement will provide for the issuance of greater than 25% of the currently outstanding Excellon Shares, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants. To be effective, the Share Issuance Resolution must be passed, with or without variation, at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting. If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

In addition, at the Excellon Meeting, Excellon Shareholders will also be asked to consider and, if deemed advisable, pass a special resolution approving the Excellon Consolidation. To be effective, the Excellon Consolidation Resolution must be passed, with or without variation, at the Excellon Meeting by at least 66 ⅔% of the votes cast on the Excellon Consolidation Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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The complete texts of the Share Issuance Resolution and the Excellon Consolidation Resolution to be presented to the Excellon Meeting are set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular.

Management of Excellon and the Excellon Board recommend that Excellon Shareholders vote FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the Excellon Proxy accompanying this Circular intend to VOTE FOR the Share Issuance Resolution and the Excellon Consolidation Resolution.

Important information relating to the Excellon Consolidation Resolution and Share Issuance Resolution, including the details relating to the Arrangement, are found in this Circular. Excellon Shareholders are urged to closely review the information in this Circular.

Excellon Shareholders Entitled to Vote

At the Excellon Meeting, Excellon Shareholders are entitled to vote on the Share Issuance Resolution and the Excellon Consolidation Resolution, either present in person or represented by proxy. The Excellon Board has fixed March 13, 2020 as the Excellon Record Date for determining the Excellon Shareholders who are entitled to receive notice of and vote at the Excellon Meeting. As at March 13, 2020, the Excellon Record Date, 113,184,635 Excellon Shares were issued and outstanding. Each Excellon Share outstanding on the Excellon Record Date carries the right to one vote.

Only Registered Excellon Shareholders whose names have been entered in the registers of Excellon as at the close of business (5:00 p.m. (Toronto time)) on the Excellon Record Date will be entitled to receive notice of and vote at the Excellon Meeting. No other Excellon Shareholders are entitled to vote at the Excellon Meeting.

To the knowledge of the directors and officers of Excellon, as of the Excellon Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Excellon Shares, other than as set out below:

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Eric Sprott	21,465,715	18.9%

Following the completion of the Arrangement, Excellon does not anticipate that (i) any person will hold more than 20% of the Excellon Shares, or (ii) control of Excellon will be materially affected.

Each Registered Excellon Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Excellon (the “Excellon Management Proxyholders”) in the enclosed Excellon Proxy and to attend and act on the Excellon Shareholder’s behalf at the Excellon Meeting or any adjournment or postponement thereof, by striking out the names of the Excellon Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed Excellon Proxy.

Voting by Registered Excellon Shareholders

The following instructions are for Registered Excellon Shareholders only. If you are a Non-Registered Excellon Shareholder, please read the information under the heading “General Proxy Information – Voting by Non-Registered Excellon Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Excellon Shares.

Voting in Person

Registered Excellon Shareholders who attend the Excellon Meeting may vote in person. If you are a Registered Excellon Shareholder, to ensure your vote is counted, you should complete and return the enclosed Excellon Proxy as soon as possible even if you plan to attend the Excellon Meeting in person. Even if you return a proxy, you can still attend the Excellon Meeting and vote in person, in which case you will need to instruct the scrutineer at the Excellon Meeting to cancel your proxy.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

24

Voting by Proxy

If you are a Registered Excellon Shareholder but do not plan to attend the Excellon Meeting, you may vote by using a proxy to appoint someone to attend the Excellon Meeting as your proxyholder. Registered Excellon Shareholders should carefully read and consider the information contained in this Circular. Registered Excellon Shareholders should then complete, sign and date the enclosed Excellon Proxy (on green paper) and return the form in the enclosed return envelope or by facsimile transmission as indicated in the Excellon Proxy as soon as possible so that your Excellon Shares may be represented at the Excellon Meeting. Alternatively, Registered Excellon Shareholders may vote online at: www.voteproxyonline.com using the control number found on the Excellon Proxy.

Appointment of Proxies

A proxy is a document that authorizes another person to attend the Excellon Meeting and cast votes at the Excellon Meeting on behalf of a Registered Excellon Shareholder. If you are a Registered Excellon Shareholder, you can use the Excellon Proxy accompanying this Circular. You may also use any other legal form of proxy.

If you are a Registered Excellon Shareholder, you can either return a duly completed and executed Excellon Proxy to the Excellon Transfer Agent not later than 12:00 p.m. (Toronto time) on Wednesday, April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Excellon Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Excellon Shareholders may submit their Excellon Proxy by facsimile transmission to 416-595-9593; or online at: www.voteproxyonline.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Excellon Meeting at his discretion, without notice.

Exercise of Discretion by Proxies

Where a choice is specified on the Excellon Proxy on how you wish to vote on a particular issue (by checking FOR, or AGAINST, as applicable), your proxyholder must vote your Excellon Shares as instructed.

If you do NOT mark on the Excellon Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Excellon Shares as he or she sees fit. If your proxy does not specify how to vote on the Share Issuance Resolution or the Excellon Consolidation Resolution and you have authorized the persons named in the accompanying Excellon Proxy (who are officers and/or directors of Excellon) to act as your proxyholder, your Excellon Shares will be voted at the Excellon Meeting FOR the Share Issuance Resolution and the Excellon Consolidation Resolution.

If any amendments are proposed to the Share Issuance Resolution or the Excellon Consolidation Resolution, or if any other matters properly arise at the Excellon Meeting in relation to the Share Issuance Resolution, your proxyholder will have the discretion to vote your Excellon Shares as he or she sees fit.

To ensure the Share Issuance Resolution and the Excellon Consolidation Resolution are passed, you should complete and submit the applicable enclosed Excellon Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information – Voting by Registered Excellon Shareholders – Voting by Proxy”.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

25

Revocation of Proxies

Only a Registered Excellon Shareholder who has returned an Excellon Proxy may revoke it by:

(a)	completing and signing another proxy form with a later date and delivering it at the offices of TSX Trust Company at 301–100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, before: (a) 12:00 p.m. (Toronto time) on Wednesday, April 15, 2020; or (b) if the Excellon Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Excellon Meeting is adjourned;

(b)	delivering a written statement revoking the original Excellon Proxy or voting instruction, signed by you or your authorized representative, to:

(i)	TSX Trust Company at 301–100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, at any time up to and including the last Business Day preceding the day of the Excellon Meeting or, if the Excellon Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Excellon Meeting is adjourned; or

(ii)	The Chair of the Excellon Meeting before the Excellon Meeting begins or, if the Excellon Meeting is adjourned, before the adjourned Excellon Meeting begins; or

(c)	any other manner permitted by law.

Non-Registered Excellon Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Excellon Meeting, contact the intermediary to arrange to change their voting instructions.

Voting by Non-Registered Excellon Shareholders

You are a Non-Registered Excellon Shareholder (as opposed to a Registered Excellon Shareholder) if your Excellon Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with Securities Laws, Excellon has distributed copies of the Excellon Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Excellon Shareholders. Intermediaries are required to forward the Excellon Notice of Meeting and this Circular to Non-Registered Excellon Shareholders unless a Non-Registered Excellon Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Excellon Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.

Non-Registered Excellon Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Excellon Shareholders to direct the voting of the Excellon Shares they beneficially own. Non-Registered Excellon Shareholders should follow the procedures set out below, depending on which type of form they receive. Excellon will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Non-Registered Excellon Shareholders of Excellon. Excellon has elected to pay for the delivery of Excellon Meeting materials to “objecting beneficial owners” of Excellon Shares.

Voting Instruction Form

Broadridge typically mails a VIF in lieu of a form of proxy to Non-Registered Excellon Shareholders and provides appropriate instructions respecting voting of Excellon Shares to be represented at the Excellon Meeting. For your Excellon Shares to be voted, you must follow the instructions on the VIF that is provided to you. A Non-Registered Excellon Shareholder can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com. Additionally, Excellon may utilize the Broadridge QuickVote™ service to assist Non-Registered Excellon Shareholders with voting their Excellon Shares. Certain Non-Registered Excellon Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Forms of Proxy

Less frequently, a Non-Registered Excellon Shareholder will receive, as part of the materials for the Excellon Meeting, forms of proxy that have already been signed by the intermediary (typically by facsimile transmission, stamped signature) which is restricted as to the number of Excellon Shares beneficially owned by the Non-Registered Excellon Shareholder but which is otherwise uncompleted. If the Non-Registered Excellon Shareholder does not wish to attend and vote at the Excellon Meeting in person (or have another person attend and vote on the Non-Registered Excellon Shareholder’s behalf), the Non-Registered Excellon Shareholder must complete a form of proxy and deliver it to the Excellon Transfer Agent, TSX Trust Company, not later than 12:00 p.m. (Toronto time) on April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Excellon Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Excellon Meeting at his discretion, without notice.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

26

Only Registered Excellon Shareholders or the persons they appoint as their proxies are permitted to vote at the Excellon Meeting. If a Non-Registered Excellon Shareholder wishes to attend and vote at the Excellon Meeting in person (or have another person attend and vote on the Non-Registered Excellon Shareholder’s behalf), the Non-Registered Excellon Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Excellon Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

Non-Registered Excellon Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Laurel Hill Advisory Group, the Proxy Solicitation Agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Solicitation of Proxies

Whether or not you plan to attend the Excellon Meeting, management of Excellon, with the support of the Excellon Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Excellon Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Excellon.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Excellon. Excellon and Otis have retained Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Excellon Meeting and the Otis Meeting. Costs related to the Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Excellon Meeting and Otis Meeting, which are expected to be nominal, will be borne by each of Excellon and Otis in connection with their respective shareholders. Excellon and the Proxy Solicitation Agent have entered into an engagement agreement with customary terms and conditions, which provides that the Proxy Solicitation Agent will be paid a fee of approximately $60,000 plus out-of-pocket expenses for the Excellon Meeting and the Otis Meeting.

Questions

Excellon Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Excellon Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Excellon Shareholders may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Approvals Under TSX Company Manual

Excellon is required to obtain the approval of the Excellon Shareholders in respect of the Excellon Shares issuable under the Arrangement, as the number of Excellon Shares issued or issuable in payment of the purchase price under the Arrangement exceeds 25% of the Excellon Shares outstanding on a non-diluted basis.

In accordance with the above-mentioned policies of the TSX, Excellon is therefore seeking the approval of the Share Issuance Resolution for the issuance of up to 44,714,450 Excellon Shares issuable under the Arrangement.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

27

OTIS SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as an Otis Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular, the enclosed Otis Proxy and the Letter of Transmittal carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Otis Proxy and the Letter of Transmittal and the attached schedules to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under the heading “Glossary of Terms”.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Otis of proxies to be used at the Otis Meeting to be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020 and any adjournment(s) or postponement(s) thereof for the purposes indicated in the Otis Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)	you cannot attend the Otis Meeting; or

2)	you plan to attend the Otis Meeting but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Otis Shares and other matters related to the proposed Arrangement involving Otis and Excellon. Unless otherwise noted, all answers relate to both Registered Otis Shareholders and Non-Registered Otis Shareholders. If you have any questions, please feel free to contact Craig Lindsay, President, Chief Executive Officer and Director of Otis (whose contact information is found below in the answer to the last question in this section), or Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Does the Otis Board support the Arrangement?

Yes. The Otis Board, on the recommendation of the Otis Special Committee and based upon its own investigations, has unanimously determined: (i) that the Arrangement is in the best interests of Otis; (ii) that Otis should enter into the Arrangement Agreement; and (iii) to recommend that the Otis Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Otis Board considered a number of factors as described in this Circular under the heading “The Arrangement — Reasons for the Excellon Board and Otis Board Recommendations”, including the recommendation of the Otis Special Committee after having received an oral fairness opinion from Cormark Securities (subsequently confirmed in writing), which determined that, subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by Otis Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Otis Shareholders (other than Excellon). See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Excellon Board and Otis Board Recommendations”.

What will I receive for my Otis Shares under the Arrangement?

If the Arrangement is completed, Otis Shareholders (other than Excellon and any Dissenting Otis Shareholders) will be entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the Effective Time.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

28

Am I entitled to vote?

You are entitled to vote if you were a holder of Otis Shares as of the close of business on March 13, 2020. Each Otis Shareholder is entitled to one vote per Otis Share held on all matters to come before the Otis Meeting, including the Arrangement Resolution. Holders of Otis Options are not entitled to vote in respect of their Otis Options on any matters at the Otis Meeting. Holders of Otis Warrants are not entitled to vote in respect of their Otis Warrants on any matters at the Otis Meeting.

What am I voting on?

If you are a holder of Otis Shares, you are voting to approve the Arrangement Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular, providing for the proposed Arrangement involving Otis and Excellon pursuant to Division 5 of Part 9 of the BCBCA. Under the proposed Arrangement, Excellon will acquire all of the issued and outstanding Otis Shares. In addition, all of the outstanding Otis Options to the extent that they have not been exercised prior to the Effective Time, will be exchanged for such number of Replacement Excellon Options to acquire Excellon Shares. In addition, each Otis Warrantholder immediately prior to the Effective Time will, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant held.

At the Otis Meeting, Otis Shareholders are also voting to approve the Otis Annual Resolutions, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular, in respect of four items of business relating to the annual matters of Otis, being to fix the number of directors to serve on the Otis Board, to elect the directors to serve on the Otis Board, to appoint auditors and to re-approve the Otis Stock Option Plan. Particulars of the subject matter of the Otis Annual Resolutions are set out in Schedule “P” – “Annual Matters of Otis” to this Circular.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Otis Shareholders must also consider the Otis Annual Resolutions.

Who is soliciting my proxy?

Whether or not you plan to attend the Otis Meeting, management of Otis, with the support of the Otis Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Otis Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Otis.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Otis. In addition, Otis and Excellon have engaged Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Otis Meeting and the Excellon Meeting. Otis and Excellon will bear the costs of solicitation of their respective shareholders.

Who votes my Otis Shares and how will they be voted if I return a proxy form?

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the Otis Meeting and to vote your Otis Shares. You can use the applicable enclosed Otis Proxy, or any other proper proxy form, to appoint your proxyholder.

The Otis Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Otis Shares as they see fit.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

29

NOTE TO OTIS SHAREHOLDERS: Unless you provide contrary instructions, Otis Shares represented by proxies that management receives will be voted FOR each of the Arrangement Resolution and the Otis Annual Resolutions.

Am I a Registered Otis Shareholder and how do I vote?

You are a Registered Otis Shareholder if you hold any Otis Shares in your own name, as recorded in the shareholder register of Otis maintained by Computershare Trust Company of Canada

If you are a Registered Otis Shareholder, you can vote your Otis Shares: (1) by voting in person at the Otis Meeting; or (2) by signing and returning the enclosed Otis Proxy (printed on yellow paper) appointing the named persons or some other person you choose, who need not be an Otis Shareholder, to represent you as proxyholder and vote your Otis Shares at the Otis Meeting.

Am I a Non-Registered Otis Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?

You are a Non-Registered Otis Shareholder if your Otis Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

If you are a Non-Registered Otis Shareholder, you will have received voting instructions from your nominee or intermediary. Typically, intermediaries will use a service company to forward such materials to Non-Registered Otis Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of a form of proxy to Non-Registered Otis Shareholders and provides appropriate instructions respecting voting of Otis Shares to be represented at the Otis Meeting. For your Otis Shares to be voted, you must follow the instructions on the VIF that is provided to you. A Non-Registered Otis Shareholder can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com. Additionally, Otis may utilize the Broadridge QuickVote™ service to assist Non-Registered Otis Shareholders with voting their Otis Shares. Certain Non-Registered Otis Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

If I am a Non-Registered Otis Shareholder, can I vote in person at the Otis Meeting?

Yes. To vote in person at the Otis Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Otis’ transfer agent, Computershare Trust Company of Canada, when you arrive at the Otis Meeting as we have no access to the names of Non-Registered Otis Shareholders. If you attend the Otis Meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

Can I appoint someone other than those named in the enclosed proxy forms to vote my Otis Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be an Otis Shareholder to attend and act on your behalf at the Otis Meeting. To appoint someone who is not named in the enclosed Otis Proxy, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

NOTE TO OTIS SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Otis Meeting and know you have appointed them. On arriving at the Otis Meeting, proxyholders must present themselves to a representative of Computershare Trust Company of Canada.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

30

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Otis Shareholder and have returned a proxy form, you may revoke it by:

(a)	completing and signing another proxy form with a later date and delivering it at the offices of Computershare Trust Company of Canada located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020; or (b) if the Otis Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Otis Meeting;

(b)	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to

(i)	Computershare Trust Company of Canada located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Otis Meeting, or if the Otis Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Otis Meeting is adjourned; or

(ii)	the Chair of the Otis Meeting before the Otis Meeting begins or, if the Otis Meeting is adjourned, before the adjourned Otis Meeting begins; or

(c)	any other manner permitted by law.

Non-Registered Otis Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Otis Meeting, contact the intermediary to arrange to change their voting instructions.

How many Otis Shares are entitled to vote?

The Otis Board has fixed March 13, 2020 as the Otis Record Date for determining the Otis Shareholders who are entitled to receive notice of and vote at the Otis Meeting. Only Registered Otis Shareholders whose names have been entered in the registers of Otis as at the close of business (5:00 p.m. (Vancouver time)) on the Otis Record Date will be entitled to receive notice of and vote at the Otis Meeting. No other Otis Shareholders are entitled to vote at the Otis Meeting.

As at March 13, 2020, the Otis Record Date, 175,403,907 Otis Shares were issued and outstanding. Each Otis Share outstanding on the Otis Record Date carries the right to one vote. As at March 13, 2020, 167,798,047 Otis Shares were held by the Minority Otis Shareholders.

Other than as disclosed in this Circular under the heading “General Proxy Information – Otis Shareholders – Otis Shareholders Entitled to Vote”, the directors and officers of Otis know of no person who beneficially owns or exercises control or direction over Otis Shares carrying 10% or more of the aggregate voting rights of Otis Shares.

What do I need to do now in order to vote on the Arrangement Resolution?

You should carefully read and consider the information contained in this Circular. Registered Otis Shareholders should then vote by completing the enclosed Otis Proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. A proxy will not be valid for use at the Otis Meeting unless the completed form of proxy is received by Computershare Trust Company of Canada, by 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020 (or, if the Otis Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Otis Meeting in the event of an adjournment of the Otis Meeting). Otis reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. See “General Proxy Information – Otis Shareholders”.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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If you hold your Otis Shares through a nominee (bank, trust company, securities broker or other nominee), please follow the instructions including any deadlines and where the voting instructions forms should be submitted, provided by such nominee to ensure that your vote is counted at the Otis Meeting. See “General Proxy Information – Otis Shareholders – Voting by Non-Registered Otis Shareholders”.

Should I send in my Letter of Transmittal and Otis Share certificates?

Yes. Although you are not required to send your Otis Share certificate(s) to validly cast your vote in respect of the Arrangement Resolution, it is recommended that all Registered Otis Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Otis Share certificate(s) or DRS, if applicable, to the Depositary as soon as possible.

Otis Shareholders whose Otis Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Otis Shares and should follow the instructions of such nominee in order to deposit their Otis Shares.

Should I send in my proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Otis Proxy or, if applicable, provide your nominee bank, trust company, securities broker, investment dealer or other nominee with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Otis Meeting in the event of an adjournment of the Otis Meeting).

What approvals are required to be given by Otis Shareholders at the Otis Meeting?

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution, which must be approved, with or without variation, by the affirmative vote of: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by the Minority Otis Shareholders (i.e., excluding votes attached to Otis Shares held by any person described in items (a) through (d) of section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Otis Meeting.

The Otis Meeting is scheduled to be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

The completion of the Arrangement or approval of the Arrangement Resolution is not contingent on the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider at the Otis Meeting.

What other approvals are required for the Arrangement?

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Otis Shareholders (other than Excellon). Otis will apply to the Court for this order if the Otis Shareholders approve the Arrangement at the Otis Meeting. See “The Arrangement — Securityholder and Court Approvals”.

What will happen to Otis if the Arrangement is completed?

If the Arrangement is completed, Excellon will acquire all of the Otis Shares and Otis will become a wholly-owned subsidiary of Excellon. It is anticipated that Excellon will apply to the applicable Canadian securities regulators to have Otis cease to be a reporting issuer and have the Otis Shares delisted from the TSXV immediately following completion of the Arrangement.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In the event that the Arrangement Resolution is not approved by Otis Shareholders, Excellon is entitled to an expense reimbursement amount of $500,000. In the event that the Share Issuance Resolution is not approved by Excellon Shareholders, Otis is entitled to an expense reimbursement amount of $350,000. If Otis enters into an agreement to effect a Superior Proposal, then Otis shall pay Excellon a termination fee of $1,000,000. If Excellon enters into an agreement to effect a Superior Proposal, then Excellon shall pay Otis a termination fee of $1,000,000. See “The Arrangement Agreement – Termination Fee”. See “The Arrangement Agreement – Termination” and “The Arrangement Agreement – Termination Fee”.

When will the Arrangement become effective?

Subject to obtaining the requisite approvals of the Excellon Shareholders, the Otis Shareholders, the Court, stock exchange and the regulatory authorities described above, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the Final Order, which is expected to be obtained on or about April 21, 2020, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

Do I have Dissent Rights?

Only Registered Otis Shareholders have Dissent Rights in respect of the Arrangement. Registered Otis Shareholders who wish to exercise their Dissent Rights must:

(a)	deliver a written notice of dissent to the Arrangement Resolution to Otis, by mail to Otis Gold Corp. c/o Craig T. Lindsay, President and Chief Executive Officer, at 580-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 by 5:00 p.m. (Vancouver time) on Wednesday, April 15, 2020, or two Business Days prior to any adjournment of the Otis Meeting;

(b)	not have voted in favour of the Arrangement Resolution; and

(c)	otherwise have complied with the provisions of Section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court.

A Non-Registered Otis Shareholder who wishes that Dissent Rights be exercised in respect of its Otis Shares should immediately contact the nominee (bank, trust company, securities brokers or other nominee) with whom the Non-Registered Otis Shareholder deals. See “The Arrangement – Dissent Rights”.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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What if I have other questions?

If you have any questions regarding the Otis Meeting, please contact:

Otis Transfer Agent:	Computershare Trust Company of Canada
1-800-564-6253 (North American Toll Free)
514- 982-7555 (Collect Outside North America)
www.computershare.com/service

Otis:	Otis Gold Corp.
Craig Lindsay
President and Chief Executive Officer
(604) 683-2507
craig@otisgold.com

Otis Proxy Solicitation Agent:	Laurel Hill Advisory Group
1-877-452-7184 (North American Toll Free)
416-304-0211 (Outside North America)
assistance@laurelhill.com

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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GENERAL PROXY INFORMATION – Otis Shareholders

Date, Time and Place of Otis Meeting

The Otis Meeting will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Vancouver time) on Friday, April 17, 2020.

Purpose of the Otis Meeting

The purpose of the Otis Meeting is for Otis Shareholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”. Management of Otis and the Otis Board recommend that Otis Shareholders vote FOR the Arrangement Resolution.

At the Otis Meeting, Otis Shareholders are being asked to consider and vote upon the Otis Annual Resolutions, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular, in respect of four items of business relating to the annual matters of Otis, being to fix the number of directors to serve on the Otis Board, to elect the directors to serve on the Otis Board, to appoint auditors and to re-approve the Otis Stock Option Plan. Particulars of the subject matter of the Otis Annual Resolutions are set out in Schedule “P” – “Annual Matters of Otis” to this Circular.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Otis Shareholders must also consider the Otis Annual Resolutions.

The Otis Annual Resolutions are being put to Otis Shareholders in the event that the Arrangement is not completed for any reason by the Outside Date. If the Arrangement is completed as anticipated, the matters contemplated in the Otis Annual Resolutions may cease to be relevant, as Excellon will, upon consummation of the Arrangement, own Otis and current Otis Shareholders will cease to have any direct interest in Otis.

Important information relating to the Arrangement Resolution, including the details relating to the Arrangement are found in this Circular. Otis Shareholders are urged to closely review the information in this Circular.

Otis Shareholders Entitled to Vote

At the Otis Meeting, Otis Shareholders are entitled to vote on the Arrangement Resolution either in present person or represented by proxy. The Otis Board has fixed March 13, 2020 as the Otis Record Date for determining the Otis Shareholders who are entitled to receive notice of and vote at the Otis Meeting. Only Registered Otis Shareholders whose names have been entered in the registers of Otis as at the close of business (5:00 p.m. (Vancouver time)) on the Otis Record Date will be entitled to receive notice of and vote at the Otis Meeting. No other Otis securityholders are entitled to vote at the Otis Meeting.

As at March 13, 2020, the Otis Record Date, 175,403,907 Otis Shares were issued and outstanding. Each Otis Share outstanding on the Otis Record Date carries the right to one vote. As at March 13, 2020, 167,798,047 Otis Shares were held by the Minority Otis Shareholders.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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To the knowledge of the directors and officers of Otis, as of the Otis Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Otis Shares, other than as set out below:

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares(1)(2)
Christopher Lee-Barber	20,400,000	11.6%

Notes:

(1)	The information as to Otis Shares beneficially owned, controlled or directed, not being within the knowledge of Otis, has been obtained by Otis from publicly-disclosed information and/or furnished by the Otis Shareholder listed above.

(2)	Calculated on a non-diluted basis on the basis of 175,403,907 issued and outstanding Otis Shares as at the Otis Record Date.

Each Registered Otis Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Otis (the “Otis Management Proxyholders”) in the enclosed Otis Proxy and to attend and act on the Otis Shareholder’s behalf at the Otis Meeting or any adjournment or postponement thereof, by striking out the names of the Otis Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed Otis Proxy.

Voting by Registered Otis Shareholders

The following instructions are for Registered Otis Shareholders only. If you are a Non-Registered Otis Shareholder, please read the information under the heading “General Proxy Information – Voting by Non-Registered Otis Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Otis Shares.

Voting in Person

Registered Otis Shareholders who attend the Otis Meeting may vote in person. If you are a Registered Otis Shareholder, to ensure your vote is counted, you should complete and return the enclosed Otis Proxy as soon as possible even if you plan to attend the Otis Meeting in person. Even if you return a proxy, you can still attend the Otis Meeting and vote in person, in which case you will need to instruct the scrutineer at the Otis Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Otis Shareholder but do not plan to attend the Otis Meeting, you may vote by using a proxy to appoint someone to attend the Otis Meeting as your proxyholder. The person you appoint does not need to be an Otis Shareholder to attend and act on your behalf at the Otis Meeting. Registered Otis Shareholders should carefully read and consider the information contained in this Circular. Registered Otis Shareholders should then complete, sign, date and return the enclosed Otis Proxy (on yellow paper) in the enclosed return envelope or by facsimile transmission as indicated in the Otis Proxy as soon as possible so that your Otis Shares may be represented at the Otis Meeting. Alternatively, Registered Otis Shareholders may vote over the telephone at: 1-866-732-8683 (North American Toll Free); or online at www.investorvote.com using the control number found on the Otis Proxy.

Appointment of Proxies

A proxy is a document that authorizes another person to attend the Otis Meeting and cast votes at the Otis Meeting on behalf of a Registered Otis Shareholder. If you are a Registered Otis Shareholder, you can use the Otis Proxy accompanying this Circular. You may also use any other legal form of proxy.

If you are a Registered Otis Shareholder, you can either return a duly completed and executed Otis Proxy to the Otis Transfer Agent not later than 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Otis Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Otis Shareholders may submit their Otis Proxy by mail to: Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1; by facsimile transmission to 1-866-249-7775 (North American Toll Free) or (416)263-9524; by telephone at: 1-866-732-8683; or online at: www.investorvote.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Otis Meeting at his discretion, without notice.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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Exercise of Discretion by Proxies

Where a choice is specified on the Otis Proxy on how you wish to vote on the Arrangement Resolution and the Otis Annual Resolutions, your proxyholder must vote your Otis Shares as instructed.

If you do NOT mark on the Otis Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Otis Shares as he or she sees fit. If your proxy does not specify how to vote on the Arrangement Resolution or the Otis Annual Resolutions and you have authorized the persons named in the accompanying Otis Proxy (who are officers and/or directors of Otis) to act as your proxyholder, your Otis Shares will be voted at the Otis Meeting FOR the approval of such matters.

If any amendments are proposed to the Arrangement Resolution or the Otis Annual Resolutions, or if any other matters properly arise at the Otis Meeting, your proxyholder will have the discretion to vote your Otis Shares as he or she sees fit.

To ensure the Arrangement Resolution is passed, you should complete and submit the applicable enclosed Otis Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information – Voting by Registered Otis Shareholders – Voting by Proxy”.

Revocation of Proxies

Only a Registered Otis Shareholder who has returned an Otis Proxy may revoke it by:

(a)	completing and signing another proxy form with a later date and delivering it to Computershare Trust Company of Canada, by mail to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020; or (b) if the Otis Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Otis Meeting;

(b)	delivering a written statement revoking the original Otis Proxy or voting instruction, signed by you or your authorized representative, to Otis c/o Craig T. Lindsay, President and Chief Executive Officer, at 580 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 before:

(i)	the close of business on Wednesday, April 15, 2020; or

(ii)	if the Otis Meeting is adjourned, up to the close of business on the last Business Day before the day the Otis Meeting is adjourned to; or

(iii)	the Chair of the Otis Meeting before the Otis Meeting begins or, if the Otis Meeting is adjourned, before the adjourned Otis Meeting begins; or

(c)	any other manner permitted by law.

Non-Registered Otis Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Otis Meeting, contact their intermediary to arrange to change their voting instructions.

Voting by Non-Registered Otis Shareholders

You are a Non-Registered Otis Shareholder (as opposed to a Registered Otis Shareholder) if your Otis Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with Securities Laws, Otis has distributed copies of the Otis Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Otis Shareholders. Intermediaries are required to forward the Otis Notice of Meeting and this Circular to Non-Registered Otis Shareholders unless a Non-Registered Otis Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Otis Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

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Non-Registered Otis Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Otis Shareholders to direct the voting of the Otis Shares they beneficially own. Non-Registered Otis Shareholders should follow the procedures set out below, depending on which type of form they receive. Otis will send directly to “non-objecting beneficial owners” of Otis Shares the Meeting materials. Otis has elected to pay for the delivery of Meeting materials to “objecting beneficial owners” of Otis Shares.

Voting Instruction Form

Broadridge typically mails a scannable voting instruction form VIF in lieu of a form of proxy to Non-Registered Otis Shareholders and provides appropriate instructions respecting voting of Otis Shares to be represented at the Otis Meeting. For your Otis Shares to be voted, you must follow the instructions on the VIF that is provided to you. A Non-Registered Otis Shareholder can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com. Additionally, Otis may utilize the Broadridge QuickVote™ service to assist Non-Registered Otis Shareholders with voting their Otis Shares. Certain Non-Registered Otis Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Forms of Proxy

Less frequently, a Non-Registered Otis Shareholder will receive, as part of the materials for the Otis Meeting, forms of proxy that have already been signed by the intermediary (typically by a facsimile transmission, stamped signature) which is restricted as to the number of Otis Shares beneficially owned by the Non-Registered Otis Shareholder but which is otherwise uncompleted. If the Non-Registered Otis Shareholder does not wish to attend and vote at the Otis Meeting in person (or have another person attend and vote on the Non-Registered Otis Shareholder’s behalf), the Non-Registered Otis Shareholder must complete a form of proxy and deliver it to the Otis Transfer Agent, Computershare Trust Company of Canada, not later than 8:00 a.m. (Vancouver time) on Wednesday, April 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Otis Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Otis Meeting at his discretion, without notice.

Only Registered Otis Shareholders or the persons they appoint as their proxies are permitted to vote at the Otis Meeting. If a Non-Registered Otis Shareholder wishes to attend and vote at the Otis Meeting in person (or have another person attend and vote on the Non-Registered Otis Shareholder’s behalf), the Non-Registered Otis Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Otis Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

Non-Registered Otis Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Solicitation of Proxies

Whether or not you plan to attend the Otis Meeting, management of Otis, with the support of the Otis Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Otis Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Otis.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Otis. Otis and Excellon have retained Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Otis Meeting and the Excellon Meeting. Costs related to the Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Otis Meeting and Excellon Meeting, which are expected to be nominal, will be borne by each of Otis and Excellon in connection with their respective shareholders.

Questions

Otis Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Otis Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Otis Shareholders may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

38

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations between representatives of Excellon and Otis and their respective legal and financial advisors. The following is a summary description of the background, including meetings and deliberations, leading up to the announcement of the Transaction, as well as a summary of the alternatives to the Transaction that were considered by the Otis Board.

The Excellon Board and the senior management team of Excellon regularly discuss opportunities intended to enhance value for Excellon Shareholders. As part of its strategic planning process, Excellon’s management regularly considers and evaluates business and strategic opportunities, including reviewing the activities and assets of other mining, development and exploration companies to identify and investigate prospective transactions that could complement Excellon’s existing operations, development and operating expertise and capabilities and support its strategic growth plans. In connection with the foregoing, Excellon regularly discusses such matters with financial advisors, including PI Financial to, among other things, review potential acquisition opportunities. Excellon verbally engaged PI Financial on January 13, 2020 to provide advisory services in respect of the Transaction, and subsequently entered into a formal advisory engagement in respect of the Transaction effective February 6, 2020.

Likewise, the Otis Board, including Otis’ Chief Executive Officer, regularly reviews and considers various strategic alternatives available to Otis, including, from time to time, whether the continued execution of Otis’ strategy as a stand-alone company or the possible sale of Otis to, or a combination of Otis with, a third party would offer the best avenue to maximize stockholder value.

Prior to entering into negotiations with Excellon, Otis had entered into over 20 separate confidentiality agreements with various other parties to facilitate due diligence and potential strategic discussions. Otis had received three expressions of interest that Otis considered, but ultimately determined were not sufficiently compelling to proceed with and the discussions were discontinued. None of the expressions of interests resulted in any bona fide offers.

PI Financial introduced Excellon and Otis in late November 2019 and shortly after, the parties executed a confidentiality agreement dated December 9, 2019 (the “Excellon/Otis CA”) in order to facilitate mutual due diligence and further discussions regarding a possible business combination.

The parties and their legal and financial advisors were granted access to their respective virtual data rooms in the subsequent days. Following the execution of the Excellon/Otis CA, Excellon conducted an initial review of certain technical information made available by Otis. Based on this preliminary analysis, management of Excellon concluded that a potential business combination remained an attractive opportunity for strategic growth and asset diversification and should be assessed further.

The Chief Executive Officer of Otis and the Chief Financial Officer & VP Corporate Development of Excellon met in Vancouver on December 16, 2019 and discussed the prospects of a transaction between the two companies, along with other opportunities.

The parties continued to conduct their respective diligence, through documentary review and one-on-one discussions with relevant experts of Excellon, including a technical diligence conference call on December 18, 2019 with the Chief Executive Officer, Chief Financial Officer, SVP Geology, VP Corporate Responsibility and engineering consultants of Excellon and the Chief Executive Officer and VP Exploration of Otis in attendance.

Management and the Excellon Board, along with PI Financial and their legal counsel, Bennett Jones LLP, conducted various internal discussions regarding the prospect of a transaction, structuring and valuation over the course of December 2019. At an Excellon Board strategy session on December 14, 2019, with the CFO also in attendance, the prospect of a transaction with Otis was intensively considered, along with other ongoing potential opportunities.

39

In mid-January, 2020, the Otis Special Committee was formally appointed by the Otis Board. The mandate of the Otis Special Committee was to, among other things, consider and assess the Transaction, consider whether it was appropriate to contact third parties to assess their interest in pursuing a transaction with Otis, consider the application of MI 61-101 and make a recommendation to the Otis Board with respect to the Transaction.

On December 19, 2019, January 2, 16 and 30, 2020, the special opportunities committee of the Excellon Board (along with the Chairman of the Excellon Board and a Director who is expert in metallurgy and technical review) conducted meetings to provide ongoing review and discussion of the potential transaction.

These internal discussions and analyses resulted in the submission of a non-binding letter of intent to Otis on December 26, 2019. Otis held various internal discussions over the subsequent days and submitted a counteroffer by email on January 6, 2020.

The Chief Executive Officer of Excellon held numerous discussions with PI Financial and members of the Special Opportunities Committee (and subsequently the Excellon Special Committee) on valuation and diligence aspects in respect of Otis. The Chief Executive Officers of both companies negotiated the terms of the non-binding letter of intent, which was executed by both parties on January 13, 2020 (the “First LOI”), providing for, among other things, the material terms of the Transaction, including a fixed acquisition price for the Otis Shares, a proposed convertible loan to be provided to Otis to provide it with working capital financing to address its near-term working capital needs through to closing of the Transaction and an exclusivity period until January 31, 2020.

Subsequent to execution of the First LOI, Excellon commenced intensive legal diligence on Otis’ business and properties, including the commencement of a title review of the Kilgore Project. The SVP Geology of Excellon conducted a site visit to Otis’ Kilgore Project over the period of January 16-18, 2020, accompanied by the VP Exploration of Otis. Technical diligence on the Kilgore Project’s geology, proposed engineering and environmental/permitting continued.

The Chief Executive Officers of each company met in Vancouver on January 19, 2020 during the Vancouver Resource Investment Conference and discussed various aspects of the Transaction and potential concurrent and going forward strategies, including the prospective joint venture of the Oakley Property with a third party.

On January 21, 2020, Excellon presented the possibility of the Transaction to one of its significant shareholders (the “EXN Shareholder”) with the intention of obtaining a voting support agreement in favour of a proposed transaction should one ultimately proceed. Certain materials in respect of Otis’ projects were provided to the EXN Shareholder.

The Chief Executive Officer and VP Exploration of Otis, accompanied by a representative of PI Financial visited Excellon’s Platosa Project and Evolución Project over the period from January 27-29, 2020.

On January 31, 2020, the First LOI expired. Discussions and diligence continued between the parties and on February 6, 2020, the parties executed a new letter of intent, which provided, among other things, for exclusivity until February 28, 2020 and agreed the Exchange Ratio based on the 20-day volume weighted average price of the Excellon Shares as of that date.

On January 31, 2020 Excellon entered into a non-binding letter of intent with Sprott Lending in respect of a proposed US$6 million 6-month bridge loan to be used to provide working capital and funding to Excellon through closing of the Transaction and subsequently.

In early February, 2020, the Excellon Special Committee was formally appointed, comprised of the members of the special opportunities committee, to review the Transaction. The Excellon Special Committee, along with the Chairman and technical Director met on a weekly basis for updates and analysis from management through to the announcement of the Transaction, with meetings held on February 7, 13 and 20, 2020.

Excellon’s legal counsel, Bennett Jones LLP, provided Otis and their legal counsel, DuMoulin Black LLP, with a draft arrangement agreement on January 29, 2020. Between February 6 and February 23, 2020, senior executives of both parties and their respective legal counsels, convened multiple meetings and phone calls to discuss certain due diligence matters and finalize the terms of the Transaction documents. During the week of February 17, the Arrangement Agreement, the Bridge Loan Agreement, as well as the Otis Voting Support Agreements and the Excellon Voting Support Agreements, were negotiated and finalized.

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The Otis Special Committee met on February 22, 2020 to consider the Transaction merits and parameters including the acquisition exchange ratio and the proposed terms of the Arrangement Agreement and convertible loan with Otis. Prior to the meeting of the Otis Special Committee, final presentation materials concerning the proposed transaction, including a financial presentation from Cormark, a summary of the legal and technical due diligence investigation completed on behalf of Otis, and a summary of the proposed agreements, had been circulated to the members of Otis Special Committee. The Otis Special Committee also received drafts of the Arrangement Agreement, the Bridge Loan Agreement, the Credit Agreement, the Otis Voting Support Agreements, the Excellon Voting Support Agreements and other related documentation. Following discussion by the Otis Special Committee and following the receipt of legal and financial advice, including the oral opinion from Cormark that the Arrangement Consideration to be issued to the holders of Otis Shares under the proposed transaction was fair, from a financial point of view, to the holders of Otis Shares, the Otis Special Committee unanimously determined that the Transaction was in the best interests of Otis and the holders of Otis Shares and determined to recommend unanimous support for the entering into of the Arrangement Agreement, the Bridge Loan Agreement and the Excellon Voting Support Agreements to the Otis Board and to recommend the approval of the Transaction to the Otis Shareholders. The Otis Board subsequently approved the Transaction by unanimous consent resolution. During the Otis Special Committee meeting on February 22, 2020, Cormark Securities provided a comprehensive presentation setting forth how they had concluded that the Transaction was fair to the Otis Shareholders. The Otis Special Committee asked questions both during and after the presentation. The Cormark Fairness Opinion was provided on a fixed fee basis and the Otis Special Committee viewed the fee as being fair in the circumstances and it did not factor the quantum of the fee into their consideration of the opinion provided. The Cormark Fairness Opinion was not the sole factor that the Otis Special Committee considered in determining that the proposed transaction was fair to the Otis Shareholders. The other factors considered by the Otis Special Committee are set out below under “Reasons for the Excellon Board and Otis Board Recommendations”. In addition to the Cormark Fairness Opinion, the Otis Special Committee also relied on their knowledge of Otis’ assets, their industry knowledge, their knowledge regarding Otis’ peers and their knowledge of Excellon and its ability to leverage the assets of Otis to the benefit of its shareholders receiving share consideration. The Otis Special Committee also considered the state of the markets generally, and the state of the resource market more specifically and timing of opportunities, in coming to a conclusion that the proposed transaction was fair to the Otis Shareholders.

Prior to the approval of the Arrangement Agreement by the Otis Board, final presentation materials concerning the proposed transaction, including a financial presentation from Cormark, a summary of the legal and technical due diligence investigation completed on behalf of Otis, and a summary of the proposed agreements, had been circulated to the members of Otis Board. The Otis Board also received drafts of the Arrangement Agreement, the Bridge Loan Agreement, the Credit Agreement, the Otis Voting Support Agreements, the Excellon Voting Support Agreements and other related documentation. The Otis Board also received a summary of the Otis Special Committee meeting and a recommendation from the Otis Special Committee to approve the Transaction. The Otis Board subsequently approved the Transaction by unanimous consent resolution.

The Excellon Board met on February 23, 2020 to consider the Transaction merits and parameters including the acquisition exchange ratio and the proposed terms of the Arrangement Agreement and the convertible loan. Prior to the final Excellon Board meeting on that date, presentation materials concerning the proposed acquisition had been circulated to the individual members of the Excellon Board. The Excellon Board also had reference to the proposed forms of the Arrangement Agreement, the convertible loan to Otis and the related Bridge Loan Agreement, the draft Credit Agreement, the Otis Voting Support Agreements, the Excellon Voting Support Agreements and other related documentation. Having discussed the matters at hand, having regard to the best interests of Excellon and the Excellon Shareholders, and following the receipt of legal and financial advice, including the oral opinion from PI Financial that the proposed transaction was fair, from a financial point of view, to the Excellon Shareholders, the Excellon Board unanimously determined that the Transaction was in the best interests of Excellon and determined to unanimously support the entering into of the Arrangement Agreement, Otis Voting Support Agreements, the Excellon Voting Support Agreements, the making of the convertible loan to Otis, and related matters.

The Arrangement Agreement, the convertible loan to Otis evidenced by the Bridge Loan Agreement, the Otis Voting Support Agreements and the Excellon Voting Support Agreement were then executed effective at 12:01 am on February 24, 2020.

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The terms of the Arrangement were publicly announced by a joint press release by Excellon and Otis on the morning of February 24, 2020, before market open. Excellon and Otis held a joint conference call and webcast on February 24, 2020 at 10:00 a.m. (Toronto time) to discuss, among other things, the Arrangement.

Recommendation of the Excellon Special Committee

The Excellon Special Committee was formed to, among other things, review and evaluate the Arrangement, oversee and supervise the process carried out by Excellon in negotiating and entering into the Arrangement Agreement and to make recommendations to the Excellon Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement, as well as other matters, including those discussed below under the heading “Reasons for the Excellon Board and Otis Board Recommendations”, the Excellon Special Committee unanimously determined that the Arrangement is in the best interests of Excellon. Accordingly, the Excellon Special Committee unanimously recommended that the Excellon Board approve the Arrangement and authorize Excellon to enter into the Arrangement Agreement.

Recommendation of the Excellon Board

After careful consideration, the Excellon Board determined, upon the recommendation of the Excellon Special Committee and in consultation with its legal and financial advisors and based in part on the PI Financial Fairness Opinion that the Arrangement is in the best interests of Excellon. Accordingly, the Excellon Board unanimously approved the Arrangement Agreement and unanimously recommends that Excellon Shareholders vote FOR the Share Issuance Resolution. The determination of the Excellon Board is based on various factors described more fully in the Circular.

Recommendation of the Otis Special Committee

The Otis Special Committee was formed to review and evaluate the Arrangement, pursue strategic alternatives to the Arrangement, oversee and supervise the process carried out by Otis in negotiating and entering into the Arrangement Agreement and to make recommendations to the Otis Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of Cormark Securities delivered to the Otis Special Committee, as well as other matters, including those discussed below under the heading “Reasons for the Excellon Board and Otis Board Recommendations”, the Otis Special Committee unanimously determined that the Arrangement is in the best interests of Otis. Accordingly, the Otis Special Committee unanimously recommended that the Otis Board approve the Arrangement and authorize Otis to enter into the Arrangement Agreement and that the Otis Board recommend that Otis Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Otis Board

After careful consideration, including a thorough review of the Arrangement Agreement, as well as a thorough review of other matters, the Otis Board, upon the unanimous recommendation of the Otis Special Committee, unanimously determined that the Arrangement is in the best interests of Otis. Accordingly, the Otis Board unanimously approved the Arrangement Agreement and unanimously recommends that Otis Shareholders vote FOR the Arrangement Resolution. The determination of the Otis Board is based on various factors described more fully in the Circular.

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Reasons for the Excellon Board and Otis Board Recommendations

In the course of the Excellon Board’s and the Otis Board’s evaluation of the Arrangement, the Excellon Board consulted with the Excellon Special Committee, its senior management, its financial advisor (PI Financial) and its legal counsel, and the Otis Board consulted with the Otis Special Committee (with input of its financial advisor, Cormark Securities), its senior management, and its legal counsel and each performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including, among others, the following:

●	Enhanced Portfolio of Projects. The Arrangement combines the Platosa Project’s high-grade silver production with the high return and low risk Kilgore Project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, the Kilgore Project and the Oakley Property, to Excellon’s portfolio and amplifies the combined company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant Exploration Upside. Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic Diversification. Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the Combined Company for further growth in North America.

●	Enhanced Capital Market Profile. The Combined Company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the outstanding shares of the Combined Company after giving effect to the Exchange Ratio and the price of Excellon Shares, immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The Combined Company also intends to apply for a listing on the NYSE American in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating Potential. Expanded resource base and production growth profile of the Combined Company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Proven Board and Management. The Arrangement integrates board and management that can discover, permit, finance, develop and operate mining assets to industry leading standards, with proven experience in North America.

●	Unanimous Board Approval and Shareholder Support. The Otis Board and Excellon Board has unanimously recommended support for the Arrangement. Additionally, 25% of Otis Shareholders and 20% (including Eric Sprott) of Excellon Shareholders have entered into Voting Support Agreements.

●	Significant Premium to Otis Shareholders. The Arrangement provides Otis Shareholders with a premium of approximately 47% based on the closing price of the Excellon Shares on the TSX and the Otis Shares on the TSXV at the close of business on February 21, 2020 (the last trading day prior to the public announcement of the Arrangement) and a premium of approximately 55% based on the 20-day volume weighted average price of the Excellon Shares on the TSX and the Otis Shares on the TSXV as at close of business on February 21, 2020.

●	Key Shareholder Support. Shareholders of each of Excellon and Otis holding, in the aggregate, approximately 20% of the issued and outstanding Excellon Shares and approximately 25% of the issued and outstanding Otis Shares, respectively, as at February 24, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively.

●	Receipt by the Excellon Board of the PI Financial Fairness Opinions. The Excellon Board has received a fairness opinion from PI Financial that the Arrangement Consideration is fair, from a financial point of view, to the Excellon Shareholders.

●	Alternatives to the Transaction. Both Excellon and Otis regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interest of Excellon and Otis, respectively. Both the Excellon Board and Otis Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

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●	Receipt by the Otis Special Committee of a Fairness Opinion. The Otis Special Committee has received a fairness opinion from Cormark Securities that the Arrangement Consideration is fair, from a financial point of view, to the Otis Shareholders (other than Excellon).

●	Shareholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by Excellon Shareholders at the Excellon Meeting, providing protection for Excellon Shareholders. The Arrangement Resolution must be approved by (i) at least 66 ⅔% of the votes cast by Otis Shareholders at the Otis Meeting, and (ii) at least a majority of the votes cast by the Minority Otis Shareholders at the Otis Meeting, providing protection for Otis Shareholders.

●	Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Otis Shareholders.

●	Dissent Rights. Registered Otis Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Otis Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights.

The Excellon Board’s and Otis Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Relating to the Arrangement” in this Circular.

The foregoing summary of the information and factors considered by the Excellon Board and the Otis Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Excellon Board and the Otis Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its respective conclusion and recommendation. A quorum of directors was present at the February 24, 2020 Excellon Board meeting at which the Arrangement was approved and the Excellon Board was unanimous in its recommendation. The resolutions of the directors executed on February 23, 2020 by the Otis Board approving the Arrangement was unanimous in its recommendation.

The recommendation of the Excellon Board was made after considering all of the above-noted factors and in light of the Excellon Board’s knowledge of the business, financial condition and prospects of Excellon, the unanimous recommendation of the Excellon Special Committee and was also based on the advice of financial advisors and legal advisors to the Excellon Board.

The recommendation of the Otis Board was made after considering all of the above-noted factors and in light of the Otis Board’s knowledge of the business, financial condition and prospects of Otis, the unanimous recommendation of the Otis Special Committee and was also based on the advice of financial advisors and legal advisors to the Otis Board.

In addition, individual members of the Excellon Board and the Otis Board may have assigned different weightings to different factors.

Opinions of Excellon’s Financial Advisor

PI Financial

PI Financial was retained to provide exclusive financial advisory services to Excellon and to deliver to the Excellon Board an opinion as to the fairness to the Excellon Shareholders, from a financial point of view, of the Arrangement Consideration to be paid by Excellon pursuant to the Arrangement Agreement. PI Financial has delivered the PI Financial Fairness Opinion to the Excellon Board concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Excellon pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Excellon Shareholders. The full text of the PI Financial Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the PI Financial Fairness Opinion, is attached as Schedule “D” – “Fairness Opinion of PI Financial” to this Circular. The summary of the PI Financial Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the PI Financial Fairness Opinion.

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PI Financial will receive a fee for rendering advisory services including the provision of advisory services and the PI Financial Fairness Opinion, a portion of which is contingent on the successful completion of the Arrangement.

The PI Financial Fairness Opinion is not a recommendation to any Excellon Shareholder as to how to vote or act on any matter relating to the Arrangement. The PI Financial Fairness Opinion was one of a number of factors taken into consideration by the Excellon Board in making its unanimous determination to recommend that Excellon Shareholders vote in favour of the Share Issuance Resolution.

The Excellon Board urges Excellon Shareholders to read the PI Financial Fairness Opinion carefully and in its entirety. See Schedule “D” – “Fairness Opinion of PI Financial” to this Circular for the PI Financial Fairness Opinion.

Opinion of the Financial Advisor to the Otis Special Committee

Cormark Securities was retained to render financial advisory services to the Otis Special Committee and to deliver to the Otis Special Committee an opinion as to the fairness to the Otis Shareholders (other than Excellon), from a financial point of view, of the Arrangement Consideration to be received by Otis Shareholders (other than Excellon) pursuant to the Arrangement. Cormark Securities has delivered the Cormark Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Otis Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Otis Shareholders (other than Excellon). The full text of the Cormark Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Cormark Fairness Opinion, is attached as Schedule “E” – “Fairness Opinion of Cormark Securities” to this Circular. The summary of the Cormark Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Cormark Fairness Opinion.

Under the engagement letter with Cormark Securities, Otis has agreed to pay certain fees to Cormark Securities for its services, which fees are not contingent on the completion of the Arrangement. Otis has also agreed to reimburse Cormark Securities for certain out-of-pocket expenses and to indemnify Cormark Securities and certain related parties against certain liabilities in connection with their engagement.

The Cormark Fairness Opinion is not a recommendation to any Otis Shareholder as to how to vote or act on any matter relating to the Arrangement. The Cormark Fairness Opinion was one of a number of factors taken into consideration by the Otis Special Committee in making its determination that the Arrangement is in the best interests of Otis, and unanimously recommending that the Otis Board approve the Arrangement and authorizing Otis to enter into the Arrangement Agreement.

The Otis Board urges Otis Shareholders to read the Cormark Fairness Opinion carefully and in its entirety. See Schedule “E” – “Fairness Opinion of Cormark Securities” to this Circular for the Cormark Fairness Opinion.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Excellon and Otis. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Excellon will acquire all of the issued and outstanding Otis Shares and Otis will become a wholly-owned subsidiary of Excellon.

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Corporate Structure

The Arrangement will result in Otis becoming a wholly-owned subsidiary of Excellon. See Schedule “L” – “Information Concerning the Combined Company” to this Circular.

Excellon Shareholders

If the Arrangement is completed, up to 44,714,450 Excellon Shares will be issuable, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants, representing approximately 39.5% of the number of issued and outstanding Excellon Shares as of the date of this Circular. Following the completion of the Arrangement, separately or together, Excellon does not anticipate that (i) any person will hold more than 20% of the Excellon Shares, or (ii) control of Excellon will be materially affected.

Otis Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Excellon of Otis, each Otis Shareholder (other than Excellon and any Dissenting Otis Shareholders) immediately prior to the Effective Time will receive an Excellon Share on the basis of 0.23 of an Excellon Share in exchange for each Otis Share held. See “The Arrangement – Description of the Arrangement”.

For greater certainty, Excellon will not receive the Arrangement Consideration in respect of the Otis Shares owned by Excellon (if any) at the Effective Time.

Otis Optionholders

Pursuant to the Plan of Arrangement, each Otis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Excellon Option to acquire from Excellon, other than as provided in the Plan of Arrangement, the number of Excellon Shares equal to the product obtained when (A) the number of Otis Shares subject to such Otis Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issued shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when (A) the exercise price per Otis Share subject to each such Otis Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Otis Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount in respect of a Replacement Excellon Option exceeds the Otis Option In-The-Money Amount in respect of the Otis Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Option In-The-Money Amount in respect of the Otis Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. Any document previously evidencing an Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued. See “The Arrangement – Description of the Arrangement”.

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Otis Warrantholders

Pursuant to the Plan of Arrangement, each holder of an Otis Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Otis Warrant on or after the Effective time, without any further act or formality and free and clear of all encumbrances, shall accept in lieu of each Otis Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Arrangement Consideration. See “The Arrangement – Description of the Arrangement”.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “C” – “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Otis, Excellon, Former Otis Shareholders, Former Otis Optionholders and Otis Warrantholders.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.	each Otis Share held by a Dissenting Otis Shareholder who has validly exercised their Dissent Rights and which Dissent Rights remain valid immediately prior to the Effective Time, shall be deemed to be acquired by Otis from the Dissenting Otis Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, and shall be cancelled in consideration for a debt claim against Otis for an amount determined and payable in accordance with Article 4 of the Plan of Arrangement and (i) such Dissenting Otis Shareholders shall cease to be the holders of such Otis Shares and to have any rights as holders of such Otis Shares, other than the right to be paid fair value for such Otis Shares (with Otis funds not directly or indirectly provided by Excellon or any affiliate of Excellon), as set out in Article 4 of the Plan of Arrangement, (ii) such Dissenting Otis Shareholders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and (iii) such Otis Shares shall be cancelled and returned to treasury.

2.	each Otis Share outstanding (other than Otis Shares held by a Dissenting Otis Shareholder, Excellon or any subsidiary of Excellon) shall be transferred to Excellon in exchange for the Share Consideration, and (i) the holders of such Otis Shares shall cease to be the holders thereof and to have any rights as holders of such Otis Shares, other than the right to receive the Share Consideration in respect of such Otis Shares in accordance with the Plan of Arrangement, (ii) such holders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis, and (iii) Excellon shall be deemed to be the transferee of such Otis Shares, free and clear of all Encumbrances, and shall be entered in the register of Otis Shares maintained by or on behalf of Otis as the holder of such Otis Shares.

3.	each Otis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Excellon Option to acquire from Excellon, other than as provided in the Plan of Arrangement, the number of Excellon Shares equal to the product obtained when: (A) the number of Otis Shares subject to such Otis Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issuable shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when: (A) the exercise price per Otis Share subject to each such Otis Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Otis Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount in respect of a Replacement Excellon Option exceeds the Otis Option In-The-Money Amount in respect of the Otis Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Option In-The-Money Amount in respect of the Otis Option. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. Any document previously evidencing an Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued.

See the Plan of Arrangement attached as Schedule “C” – “Plan of Arrangement” for additional information.

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Securityholder and Court Approvals

Excellon Shareholder Approval of Arrangement

At the Excellon Meeting, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants. See “General Proxy Information – Excellon Shareholders – Purpose of the Excellon Meeting – Approvals Under TSX Company Manual”.

To be effective, the Share Issuance Resolution must be approved at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting. The complete text of the Share Issuance Resolution to be presented to the Excellon Meeting is set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular.

The Excellon Board and management, as applicable, recommend that Excellon Shareholders VOTE FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Excellon Proxy intend to VOTE FOR the Share Issuance Resolution.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Otis Shareholder Approval of Arrangement

At the Otis Meeting, the Otis Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement Resolution set forth in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” hereto to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Otis Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting, and (ii) at least majority of the votes cast on the Arrangement Resolution by the Minority Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting.

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The Otis Board and management, as applicable, recommend that Otis Shareholders VOTE FOR the Arrangement Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Otis Proxy intend to VOTE FOR the Arrangement Resolution.

If the resolution approving the Arrangement does not receive the requisite approval, the Arrangement will not proceed. Reference is made to the section “Dissent Rights” in this Circular for information concerning the rights of Registered Otis Shareholders to dissent in respect of the Arrangement Resolution.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. On March 13, 2020, Otis obtained the Interim Order providing for the calling, holding and conducting of the Otis Meeting and other procedural matters. Copies of the Petition to the Court, the Notice of Hearing of Petition and the Interim Order are attached as Schedule “F” – “Petition to the Court”, Schedule “G” – “Notice of Hearing of Petition” and Schedule “H” – “Interim Order”, respectively, to this Circular. If the Arrangement Resolution is approved at the Otis Meeting and the Share Issuance Resolution is approved at the Excellon Meeting, Otis will apply for the Final Order. Subject to the foregoing, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) / 12:45 p.m. (Toronto time) on April 21, 2020, or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct, at the Supreme Court of British Columbia, located at 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

At the Court hearing, Otis Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Otis has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement, both from a substantive and procedural point of view, and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption.

Under the terms of the Interim Order, any Otis Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and deliver to Otis’ legal counsel at the address set out below, by or before 4:00 p.m. (Vancouver time) / 7:00 p.m. (Toronto time) on April 17, 2020, a response to petition (the “Response to Petition”) and a copy of all materials upon which they intend to rely. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date.

The Response to Petition and supporting materials must be delivered, within the time specified, to Otis’ legal counsel at the following address:

Whitelaw Twining Law Corp.
2400 – 200 Granville Street
Vancouver, BC V6C 1S4
Attention: Patrick Sullivan

Otis Shareholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

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Dissent Rights

Under applicable Canadian Laws, Excellon Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

If you are a Registered Otis Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in accordance with Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

Condition of the Arrangement

Under the Arrangement Agreement, it is a condition of the Arrangement that Otis Shareholders holding no more than 5% of the issued and outstanding Otis Shares, shall have exercised Dissent Rights (and not withdrawn such exercise).

BCBCA Rights of Dissent in Respect of the Arrangement Resolution

The following description of the rights of Registered Otis Shareholders to dissent from the Arrangement Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Otis Shareholder who seeks payment of the fair value of their Otis Shares. A Registered Otis Shareholder’s failure to strictly comply with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, will result in the loss of such Registered Otis Shareholder’s Dissent Rights. If you are a Registered Otis Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the provisions of Sections 237 to 247 of the BCBCA and the Interim Order which are attached to this Circular as Schedule “C” – “Plan of Arrangement”, Schedule “H” – “Interim Order” and Schedule “I” – “Business Corporations Act (British Columbia) – Sections 237 to 247”, respectively. In addition to any other restrictions under Sections 237 to 247 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), holders of securities convertible for Otis Shares are not entitled to exercise dissent rights.

An Otis Shareholder may dissent in respect of the Arrangement in accordance with Sections 237 to 247 of the BCBCA only with respect to all of the Otis Shares held by such Otis Shareholder or on behalf of any one beneficial owner and registered in the Otis Shareholder’s name.

Only Registered Otis Shareholders may dissent. Persons who are beneficial owners of Otis Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner is entitled to exercise Dissent Rights. A registered holder, such as a broker, who holds Otis Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Otis Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Otis Shares covered by it.

Registered Otis Shareholders may exercise rights of dissent with respect to such Otis Shares pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court. Registered Otis Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Otis Shares shall be entitled to be paid by Excellon such fair value as determined as at the close of business on the day prior to the approval of the Arrangement Resolution by Otis Shareholders; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Otis Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Otis Shares, but in no case shall Otis, Excellon or any other person be required to recognize such holders as Otis Shareholders after the Effective Time of the Arrangement, and the names of such Otis Shareholders shall be deleted from the registers of Otis Shareholders at the Effective Time of the Arrangement. There can be no assurance that an Otis Shareholder validly exercising Dissent Rights will receive consideration for its Otis Shares of equal or greater value to the consideration that such Otis Shareholder would have received on completion of the Arrangement.

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Sections 237 to 247 of the BCBCA

Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, provide that an Otis Shareholder who dissents to the Arrangement may exercise a right of dissent and require Excellon to purchase the applicable Otis Shares held by such Otis Shareholder at the fair value of such Otis Shares.

The exercise of Dissent Rights does not deprive a Registered Otis Shareholder of the right to vote at the Otis Meeting. However, an Otis Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Shares beneficially held by such holder in favour of the Arrangement Resolution.

In order to exercise Dissent Rights, an Otis Shareholder is required to send a written notice to Otis at least two days prior to the Otis Meeting, which notice must be in the form set out in Section 242 of the BCBCA. A vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the notice of dissent under Section 242 of the BCBCA.

If Otis intends to act on the authority of the Arrangement Resolution, it must send a notice (the “Notice to Proceed”) to the Otis Shareholder validly exercising its Dissent Rights promptly after the later of the date on which Otis forms the intention to proceed and the date the notice of dissent was received. If Otis has acted on the Arrangement Resolution, it must promptly send a Notice to Proceed to each such Otis Shareholder. The Notice to Proceed will set out the manner in which the dissent is to be completed. An Otis Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must, within one month after the date of the Notice to Proceed, send a written statement to Otis requiring Excellon to purchase the Otis Shareholder’s Otis Shares, the certificates representing the Otis Shares, and any other applicable information required by Section 244 of the BCBCA.

Excellon and the Otis Shareholder exercising its Dissent Rights may agree on the amount of the payout value of the Otis Shares. If Excellon and the Otis Shareholder do not agree on the amount of the payout value of the Otis Shares, the Otis Shareholder or Excellon may apply to a court of competent jurisdiction and the court may determine the payout value. On agreement or determination of the payout value Excellon must either promptly pay that amount to the Otis Shareholder or send a notice to the Otis Shareholder that Excellon is unable lawfully to pay the Otis Shareholders exercising their Dissent Rights for their Otis Shares as Excellon is insolvent or if the payment would render Excellon insolvent. If the Otis Shareholder receives a notice that Excellon is unable to lawfully pay Otis Shareholders for their Otis Shares, the Otis Shareholder may, within 30 days after receipt, withdraw his, her or its notice of dissent. If the notice of dissent is not withdrawn, the Otis Shareholder remains a claimant against Excellon to be paid as soon as Excellon is lawfully able to do so.

Address for Notice

All notices to Otis of dissent to the Arrangement Resolution pursuant to Sections 237 to 247 of the BCBCA should be addressed to the attention of the individual set out below and be sent not later than 5:00 p.m. (Vancouver time) on the date that is two Business Days immediately prior to the Otis Meeting, or any date to which the Otis Meeting may be postponed or adjourned, by mail to:

Otis Gold Corp.
c/o Craig T. Lindsay, President and Chief Executive Officer
580-625 Howe Street
Vancouver, British Columbia, V6C 2T6
Canada

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THE ARRANGEMENT AGREEMENT

The Arrangement will be effected in accordance with the Arrangement Agreement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, the full text of which may be viewed on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively, and to the Plan of Arrangement, the full text of which is attached as Schedule “C” – “Plan of Arrangement” to this Circular. Excellon Shareholders and Otis Shareholders are encouraged to read each of the Arrangement Agreement and the Plan of Arrangement in their entirety.

On February 24, 2020, Otis and Excellon entered into the Arrangement Agreement, pursuant to which Otis and Excellon agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Excellon will acquire all of the issued and outstanding Otis Shares. Pursuant to the Arrangement, each Otis Shareholder (other than Excellon or any Otis Shareholder who has validly exercised its Dissent Rights) will be entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the Effective Time. The terms of the Arrangement Agreement are the result of arm’s length negotiation between Otis and Excellon and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Otis to Excellon and representations and warranties made by Excellon to Otis. These representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Arrangement Agreement. In addition, some of these representations and warranties are made as of specified dates, are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure of Excellon or Otis or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement contains certain representations and warranties of Otis, relating to, among other things: organization and qualification; authority to enter into the Arrangement Agreement and performance of obligations thereunder; execution, delivery and enforceability of the Arrangement Agreement; Otis Subsidiary; regulatory filings; compliance with Laws; company authorizations of Otis and Otis Subsidiary; capitalization and listing; shareholder and similar agreements; financial statements; disclosure controls and internal control over financial reporting; auditors; absence of undisclosed liabilities; hedging arrangements; interest in properties and mineral rights; mineral resources and reserves; accuracy of technical reports; exploration information; operational matters; employment agreements; absence of certain changes or events; absence of claims or proceedings; taxes; accuracy of books and records; insurance; non-arm’s length transactions; environmental matters; restrictions on business activities; material contracts; fees and expenses; absence of cease trade orders; reporting issuer status; stock exchange compliance; approval and recommendation by board and special committee; receipt of the Cormark Fairness Opinion; no expropriation; compliance with money laundering laws; anti-corruption; aboriginal, NGOs and community groups; no “Collateral Benefit” within the meaning of MI 61-101; Competition Act; U.S. Securities Laws matters; and accurate disclosure of all material information.

The Arrangement Agreement also contains certain representations and warranties of Excellon, relating to, among other things: organization and qualification; authority to enter into the Arrangement Agreement and performance of obligations thereunder; execution, delivery and enforceability of the Arrangement Agreement; Excellon Subsidiaries; regulatory filings; compliance with Laws; company authorizations of Excellon and Excellon Subsidiaries; capitalization and listing; shareholder and similar agreements; financial statements; disclosure controls; auditors; absence of undisclosed liabilities; hedging arrangements; interest in properties and mineral rights; mineral resources and mineral reserves; accuracy of technical report; operational matters; absence of certain changes or events; absence of claims or proceedings; taxes; accuracy of books and records; insurance; environmental; absence of cease trade orders; reporting issuer status; stock exchange compliance; approval and recommendation of the Arrangement by the Excellon Board; receipt of the PI Financial Fairness Opinion; compliance with money laundering laws; anti-corruption; arrangements with Otis Shareholders and accurate disclosure of all material information.

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Covenants

Covenants Regarding the Arrangement

Each of Otis and Excellon has given to the other Party the usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including to use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to: obtain all other consents, approvals and authorizations as are required to be obtained by it or any of its subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede or delay the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on it; effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and appear in any proceedings of any Party before any Governmental Entity; fulfill all conditions and satisfy all provisions of the Arrangement Agreement required to be fulfilled or satisfied by it; and cooperate with the other Party in connection with the performance by the other Party of its obligations under the Arrangement Agreement.

Covenants of Otis Regarding the Conduct of Business

Otis has covenanted that, except as contemplated in the Arrangement Agreement, it will, and will cause the Otis Subsidiary to conduct their business only in, and not take any action except in, the ordinary course of business and consistent with past practices. In addition, Otis has covenanted that it will not, without the prior written consent of Excellon, which consent has been provided by Excellon in connection with the proposed Oakley JV Transaction, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice: (i) issue, grant, sell, pledge, lease or dispose of, encumber or create any encumbrance on or agree to issue, grant, sell, pledge, lease or dispose of or encumber or create any encumbrance on, or permit the Otis Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, dispose of, encumber or create any encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Otis, or the Otis Subsidiary, other than the issue of Otis Shares pursuant to the exercise or conversion of options, restricted share units, warrants, convertible or exchangeable securities or other rights to acquire Otis Shares, all as issued and outstanding on February 24, 2020; (ii) sell, lease or otherwise dispose of, or permit the Otis Subsidiary to sell, lease or otherwise dispose of, any of its properties, other property or assets or enter into any agreement or commitment in respect of any of the foregoing; (iii) grant or enter into any royalty agreement on its properties; (iv) abandon or fail to diligently pursue any application to renew any existing licence, permit, order, claim, authorization, consent, approval or registration related to its properties; (v) amend or propose to amend its articles or by-laws, the articles and by-laws of the Otis Subsidiary or any of the terms of the Otis Options or Otis Warrants; (vi) split, divide, combine or reclassify any of its shares; (vii) redeem, purchase or offer to purchase, or permit the Otis Subsidiary to redeem, purchase or offer to purchase, any Otis Shares or options (other than pursuant to the Otis Stock Option Plan) or obligations or rights under existing contracts, agreements and commitments; (viii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit the Otis Subsidiary to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity; (ix) (A) satisfy or settle any claims or disputes (except such as have been included in the consolidated financial statements of Otis) which are individually or in aggregate, in an amount in excess of $10,000 or which constitutes a claim between Otis and Otis Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $10,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments; (x) incur any individual expenditure in excess of $20,000; (xi) except in connection with the Bridge Loan, incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit the Otis Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; (xii) make any changes to its existing accounting practices or make any material tax election inconsistent with past practice; (xiii) approve any plan, program or budget or amend or revise any existing plan, program or budget; (xiv) shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter; (xv) enter into, or cause the Otis Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in the Arrangement Agreement; or (xvi) incur, or cause or permit the Otis Subsidiary to incur, any liabilities which would result in the exercise of dissent rights not to be satisfied except if approved in writing by Excellon, in its sole discretion.

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Covenants of Excellon Regarding the Conduct of Business

Excellon has covenanted that, except as contemplated in the Arrangement Agreement, it will conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, Excellon has covenanted that it will not, without the prior written consent of the other Party, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice of Excellon or the Excellon Subsidiaries: (i) amend or propose to amend its articles or by-laws; (ii) split, divide, combine or reclassify any of its shares; or (iii) make any changes to its existing accounting practices or make any material tax election inconsistent with past practice.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of Otis and Excellon to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, at or before the Effective Time or other specified time, of the following conditions, each of which may only be waived by mutual consent of Otis and Excellon in writing:

●	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and acceptable to each of Otis and Excellon, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Otis or Excellon, acting reasonably, on appeal or otherwise;

●	the Otis Shareholder Approval shall have been obtained at the Otis Meeting by the Otis Shareholders in accordance with the Interim Order and the Otis Shareholders shall approve or consent to such other matters as Excellon and Otis shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

●	the Excellon Shareholder Approval shall have been obtained at the Excellon Meeting by the Excellon Shareholders and the Excellon Shareholders shall approve or consent to such other matters as Excellon and Otis shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

●	all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity shall have been obtained or received on terms that are reasonably satisfactory to each Party;

●	all third person and other consents, waivers, permits, exemptions, orders and approvals, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on either Excellon or Otis or materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto;

●	if the Parties have made a notice filing with CFIUS pursuant to Section 721 with respect to the Arrangement, then the approval of CFIUS shall have been obtained;

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●	there shall have been no action taken, pending or threatened under any applicable Law or by any Governmental Entity which: (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement, (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on Excellon or Otis, respectively;

●	the distribution of the Excellon Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.7 of NI 45-102);

●	the issuance of the Excellon Shares to Otis Shareholders in exchange for Otis Shares shall qualify in the United States for the exemption under Section 3(a)(10) of the 1933 Act and for exemptions under applicable state Securities Laws (except for those states requiring a filing), and the Final Order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the 1933 Act.

●	the TSX shall have conditionally approved the listing of the Excellon Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter;

●	the TSXV shall have, if required, accepted notice for filing of all transactions of Otis contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSXV; and

●	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions in Favour of Otis

The obligation of Otis to complete the transactions contemplated by the Arrangement Agreement is also subject to the satisfaction, of among others, the following conditions, any of which may be waived in whole or in part by Otis:

●	all covenants of Excellon under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by Otis shall have been duly performed or complied with by Excellon in all material respects, and Otis shall have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by two senior officers of Excellon (on Excellon’s behalf and without personal liability), confirming the same as of the Effective Date;

●	the representations and warranties made by Excellon in the Arrangement Agreement shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties are made by Excellon as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Excellon, and Otis shall have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by two senior officers of Excellon (on Excellon’s behalf and without personal liability), confirming the same as of the Effective Date;

●	between the date of the Arrangement Agreement and the Effective Time, there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Excellon, and Otis shall have received a certificate of Excellon, addressed to Otis and dated the Effective Date, signed on behalf of Excellon by a senior officer of Excellon (on Excellon’s behalf and without personal liability), confirming the same as of the Effective Date;

●	Otis shall have received the Excellon Voting Support Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the Supporting Excellon Shareholders, such that as a result of such breach or termination the Share Issuance Resolutions are not passed at the Excellon Meeting;

●	the Excellon Shares to be issued to Otis Shareholders in connection with the Arrangement and to be issued pursuant to exercise or conversion of any of the Otis Options and Otis Warrants shall have been approved for listing on the TSX, subject only to satisfaction of the customary listing conditions of the TSX and Excellon shall have delivered evidence thereof satisfactory to Otis, acting reasonably; and

●	the directors of Excellon shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Excellon to permit the consummation of the Arrangement.

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Additional Conditions in Favour of Excellon

The obligation of Excellon to complete the transactions contemplated by the Arrangement Agreement is also subject to the satisfaction of, among others, the following conditions, any of which may be waived in whole or in part by Excellon:

●	all covenants of Otis under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by Excellon shall have been duly performed or complied with by Otis in all material respects, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by two senior officers of Otis (on Otis’ behalf and without personal liability), confirming the same as of the Effective Date;

●	the representations and warranties made by Otis in the Arrangement Agreement shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties are made by Otis as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Otis, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by two senior officers of Otis (on Otis’ behalf and without personal liability), confirming the same as of the Effective Date;

●	between the date of the Arrangement Agreement and the Effective Date, there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Otis, and Excellon shall have received a certificate of Otis, addressed to Excellon and dated the Effective Date, signed on behalf of Otis by a senior officer of Otis (on Otis’ behalf and without personal liability), confirming the same as of the Effective Date;

●	Otis shall have obtained and delivered to Excellon written resignations and releases to be effective as of the Effective Date from the directors of Otis and the Otis Subsidiary as may be requested by, and in form and substance satisfactory to, Excellon, acting reasonably;

●	Excellon shall have received the Otis Voting Support Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the Supporting Otis Shareholders, such that as a result of such breach or termination the Arrangement Resolutions are not passed at the Otis Meeting;

●	holders of no more than 5% of the issued and outstanding Otis Shares at the Effective Time shall have exercised Dissent Rights; and

●	the directors of Otis shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Otis to permit the consummation of the Arrangement.

Non-Solicitation

Each of Otis and Excellon has covenanted with the other that each will not, and will not authorize or permit any of its respective officers, directors, employees, representatives, advisors or agents or its respective subsidiaries, directly or indirectly to:

●	make, solicit, initiate, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal;

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●	participate, directly or indirectly in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

●	remain neutral with respect to, or agree to, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal;

●	withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party, the approval, recommendation or declaration of advisability of its board of directors of either the Arrangement, the Arrangement Agreement, the Arrangement Resolutions (in the case of Otis) or the Share Issuance Resolution (in the case of Excellon) as the case may be;

●	enter into any agreement, arrangement or understanding effecting or related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that it completes the Arrangement; or

●	make any public announcement or take any other action inconsistent with the recommendation of its board of directors that Otis Shareholders approve the Arrangement.

Each of Otis and Excellon has covenanted that it will, and will direct and cause its subsidiaries and its subsidiaries’ respective officers, directors, employees, representatives, advisors and agents to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation, whether or not initiated by such Party, with any parties (other than the other Party) commenced prior to the date of the Arrangement Agreement with respect to any Acquisition Proposal and the Party will request the return of all information regarding such Party and its subsidiaries previously provided to any such parties and will request the destruction of all materials including or incorporating any confidential information regarding such Party or its subsidiaries. Each of Otis and Excellon has also covenanted not to release any third party from any confidentiality agreement to which such third party is a party. Each of Otis and Excellon further covenanted not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound.

Notwithstanding the foregoing and any other provisions of the Arrangement Agreement, the board of directors of a Party may consider, participate in any discussions or negotiations with, and provide information to any person who has delivered a bona fide written Acquisition Proposal which was not solicited, facilitated or encouraged by the Party after the date of the Arrangement Agreement by the Party, if:

●	its board of directors first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal and that it is necessary to take such action in order to discharge properly its fiduciary duties;

●	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

●	prior to providing any confidential non-public information to such person, the Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal, provided, for greater certainty, that such standstill shall not preclude such person from making a Superior Proposal; and

●	the Party sends a copy of any such confidentiality agreement to the other Party promptly upon its execution and the other Party is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

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Nothing contained in the Arrangement Agreement shall prohibit the board of directors of either Party from making a Change in Recommendation or from making any disclosure to any securityholder of such Party if, in the good faith judgment of such board of directors, after consultation with outside legal counsel, such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws; provided, however, that:

●	in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties, not less than 48 hours before the board of directors of the Party considers any such proposal the Party shall give the other Party written notice of such proposal and promptly advise the other Party of its board of director’s intention to consider such proposal; and

●	the foregoing shall not relieve a Party from its obligation to proceed to call and hold the Excellon Meeting or the Otis Meeting as the case may be, and to hold the vote on the Share Issuance Resolution or the Arrangement Resolutions, respectively, except in circumstances where the Arrangement Agreement is terminated in accordance with the terms thereof.

Nothing contained in the non-solicitation provision shall prohibit the board of directors of a Party from distributing a circular in compliance with applicable Canadian and U.S. Securities Laws, as applicable, in response to a take-over bid or tender offer; provided, however, that the board of directors shall not, except as allowed in the Arrangement Agreement, make a Change in Recommendation or recommend an Acquisition Proposal.

From and after the date of the Arrangement Agreement, a Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to the Party or its subsidiaries, including a description of the terms and conditions of any proposal, inquiry or offer and the identity of the person making such proposal, inquiry or offer and provide the other Party with a copy of any such proposal, offer or inquiry. Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors, agents or representatives retained by it are aware of the non-solicitation provisions, and it shall be responsible for any breach of the non-solicitation provisions by such officers, directors, employees, financial advisors or other advisors, agents or representatives.

Right to Accept a Superior Proposal

If a Party has complied with the non-solicitation provisions, it may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal received (the “Receiving Party”) after the date of the Arrangement Agreement and prior to the date of approval of the Arrangement by the Otis Shareholders, and the Receiving Party may terminate the Arrangement Agreement if, and only if:

●	the Receiving Party has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal document;

●	the Receiving Party has provided the Responding Party with the information regarding such Superior Proposal required under the Arrangement Agreement;

●	the board of directors of the Receiving Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors of the Receiving Party to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement Agreement and to approve or recommend such Superior Proposal; and

●	five Business Days shall have elapsed from the date the Responding Party received written notice (a “Superior Proposal Notice”) advising it that the board of directors of the Receiving Party has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal.

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In the event that the Receiving Party provides the Responding Party with a Superior Proposal Notice on a date that is less than seven Business Days prior to the Otis Meeting or Excellon Meeting, Otis and Excellon shall adjourn the Otis Meeting and Excellon Meeting, respectively, to a date that is not less than six days and not more than 15 days after the date of the Superior Proposal Notice and the Outside Date shall be postponed by a number of days equal to the number of days of such adjournment.

During the five Business Day period referred to above, the Receiving Party agrees that the Responding Party shall have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement. The terms of any proposed amendment to the Arrangement Agreement shall be provided by the Responding Party to the Receiving Party. The board of directors of the Receiving Party will review any written proposal by the Responding Party to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Receiving Party, result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of the Receiving Party so determines, the Receiving Party will enter into an amended agreement with the Responding Party reflecting the amended proposal. If the board of directors of the Receiving Party does not so determine, the Receiving Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the termination payment provisions.

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal and will initiate an additional five Business Day notice period.

Termination

The Arrangement Agreement, other than the termination payment provision, may be terminated at any time:

●	by mutual written agreement between Otis and Excellon;

●	by either Otis or Excellon if:

○	the Arrangement Resolution shall have failed to obtain the Otis Shareholder Approval at the Otis Meeting in accordance with the Interim Order;

○	the Share Issuance Resolution shall have failed to obtain the Excellon Shareholder Approval at the Excellon Meeting in the manner required by the TSX;

○	if any condition precedent to its obligations has not been satisfied by the Outside Date or where it is clear that the condition cannot be satisfied by the Outside Date, and such breach or failure is incapable of being cured or is not cured prior to the Outside Date in accordance with the terms of the Arrangement Agreement, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the inability to satisfy such condition precedent by the Outside Date;

○	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or

○	if any law makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such law has become final and non-appealable;

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●	by Excellon if:

○	the Otis Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement (in accordance with the Arrangement Agreement);

○	the Otis Board shall have approved or recommended an Acquisition Proposal;

○	Otis shall have entered into a definitive agreement with respect to a Superior Proposal;

○	in order to enter into a definitive written agreement with respect to a Superior Proposal and the payment of the Termination Fee required to be paid; or

○	there is a material breach by Otis of its covenants under the Arrangement Agreement, provided however, that Excellon is not then in breach of the Arrangement Agreement so as to cause any of the covenants under the Arrangement Agreement not to be satisfied by Otis; and

●	by Otis if:

○	the Excellon Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement or the Share Issuance Resolution (in accordance with the Arrangement Agreement);

○	the Excellon Board shall have approved or recommended an Acquisition Proposal;

○	Excellon shall have entered into a definitive agreement with respect to a Superior Proposal;

○	in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with the Arrangement Agreement and the payment of the Termination Fee required to be paid pursuant to the Arrangement Agreement; or

○	there is a material breach by Excellon of its covenants under the Arrangement Agreement, provided however, that Otis is not then in breach of the Arrangement Agreement so as to cause any of the covenants under the Arrangement Agreement not to be satisfied by Excellon.

Termination Fee

The Arrangement Agreement provides that in the event that:

●	Otis enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal;

●	Otis makes a Change in Recommendation in respect of the Arrangement or the Arrangement Resolutions; or

●	the Arrangement Agreement is terminated:

○	by Excellon if: (i) the Otis Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement; (ii) the Otis Board shall have approved or recommended an Acquisition Proposal; or (iii) Otis shall have entered into a definitive agreement with respect to a Superior Proposal;

○	by Otis in order to enter into a definitive written agreement with respect to a Superior Proposal, and the payment of the Termination Fee required to be paid;

○	by any Party if the required approval of the Arrangement Resolutions shall not have been obtained at the Otis Meeting in the manner required by the Interim Order;

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and prior to the Otis Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Otis, has been publicly announced and not withdrawn, and within 12 months of the date of such termination:

○	any person or group of people:

●	directly or indirectly acquires Otis by takeover bid, arrangement, business combination or otherwise;

●	directly or indirectly acquires the assets of Otis or the Otis Subsidiary that: (1) constitute more than 50% of the consolidated assets of Otis; (2) generate more than 50% of the consolidated revenue of Otis; or (3) generate more than 50% of the consolidated operating income of Otis; or

●	directly or indirectly acquires more than 50% of the voting or equity securities of Otis; or

○	Otis and/or the Otis Subsidiary enters into a definitive agreement in respect of, or the Otis Board approves or recommends, a transaction contemplated above with any person or group of people and that arrangement is consummated at any time thereafter, then Otis shall immediately pay to Excellon a termination fee in the amount of $1,000,000 (the “Termination Fee”) by wire transfer of immediately available funds.

The Arrangement Agreement also provides that in the event that:

●	Excellon enters into an agreement to effect an Acquisition Proposal, that is a Superior Proposal;

●	Excellon makes a Change in Recommendation in respect of the Arrangement or the Share Issuance Resolution;

●	the Arrangement Agreement is terminated:

○	by Otis if: (i) the Otis Board shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Arrangement; (ii) the Otis Board shall have approved or recommended an Acquisition Proposal; or (iii) Otis shall have entered into a definitive agreement with respect to a Superior Proposal;

○	by Excellon in order to enter into a definitive written agreement with respect to a Superior Proposal, and the payment of the Termination Fee required to be paid;

○	by any Party if the required approval of the Share Issuance Resolution shall not have been obtained at the Excellon Meeting in the manner required by the TSX;

and prior to the Excellon Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Excellon, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

○	any person or group of people:

●	directly or indirectly acquires Excellon by takeover bid, arrangement, business combination or otherwise;

●	directly or indirectly acquires the assets of Excellon or one or more of the Excellon Subsidiaries that: (1) constitute more than 50% of the consolidated assets of Excellon; (2) generate more than 50% of the consolidated revenue of Excellon; or (3) generate more than 50% of the consolidated operating income of Excellon; or

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●	directly or indirectly acquires more than 50% of the voting or equity securities of Excellon; or

○	Excellon and/or one or more of the Excellon Subsidiaries enters into a definitive agreement in respect of, or the Excellon Board approves or recommends, a transaction contemplated above with any person or group of people and that arrangement is consummated at any time thereafter;

then Excellon shall immediately pay to Otis the Termination Fee by wire transfer of immediately available funds.

Amendment

The Arrangement Agreement may be amended by mutual written agreement of Otis and Excellon before or after the holding of the Otis Meeting and Excellon Meeting, without further notice to or authorization on the part of Otis Shareholders or Excellon Shareholders, without limitation:

●	change the time for the performance of any of the obligations or acts of any Party;

●	waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

●	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any Party; and/or

●	waive compliance with or modify any condition contained in the Arrangement Agreement.

provided, however, that notwithstanding the foregoing: (i) following the Otis Meeting and the Excellon Meeting, the Arrangement Consideration shall not be amended without the approval of the Otis Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court and of the Excellon Shareholders given in the same manner as required for the approval of the issuance of the Arrangement Consideration pursuant to the rules of the TSX; and (ii) the Arrangement Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.

the Excellon Consolidation

Following completion of the Arrangement, Excellon intends to increase its market presence, trading liquidity and potential shareholder base through a proposed listing on the NYSE American. To meet the minimum share price requirements to list on the NYSE American, Excellon intends to amend its articles to consolidate the Excellon Shares (the “Excellon Consolidation”), if necessary, on the basis of a consolidation ratio to be selected by the Excellon Board, in its sole discretion, provided that the ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares (the “Excellon Consolidation Ratio”). The listing of the Excellon Shares on the NYSE American is subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

As at March 13, 2020, the Excellon Record Date, there are 113,184,635 Excellon Shares issued and outstanding. The following table sets forth the approximate capitalization of the Combined Company after giving effect to the Arrangement and the Excellon Consolidation (assuming the Excellon Consolidation Resolution is approved). As Excellon currently has an unlimited number of Excellon Shares authorized for issuance, the Excellon Consolidation will not have any effect on the number of Excellon Shares that remain available for future issuance.

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Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding After Giving Effect to the Arrangement	Amount Outstanding After Giving Effect to the Arrangement and Excellon Consolidation Assuming a Ten to One Ratio	Amount Outstanding After Giving Effect to the Arrangement and Excellon Consolidation Assuming a Five to One Ratio
Excellon Shares	Unlimited(1)	153,527,533	15,352,753	30,705,506
Excellon Options	Not Applicable(2)	2,129,999	212,999	425,999
Excellon Warrants	Not Applicable(3)	5,462,000	546,200	1,092,400
Replacement Excellon Options	Not Applicable(4)	2,846,250	284,625	569,250
Excellon RSUs	Not Applicable(5)	2,318,264	231,826	463,652
Excellon DSUs	Not Applicable(6)	2,307,861	230,786	461,572
Otis Warrants	Not Applicable(7)	1,525,302	152,530	305,060

Notes:

(1)	Based on there being (i) 113,184,635 Excellon Shares outstanding as of the date hereof, and (ii) 175,403,907 Otis Shares outstanding as of the date hereof, entitling the holder thereof to acquire 0.23 of an Excellon Share for each Otis Share upon the closing of the Arrangement.

(2)	See “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available on SEDAR (www.sedar.com) under Excellon’s issuer profile.

(3)	Based on the number of Excellon Warrants outstanding as of the date hereof to acquire such number of Excellon Shares.

(4)	Based on there being 12,375,000 Otis Options outstanding as of the date hereof. Assuming that no such Otis Options are exercised on or prior to the Effective Time, up to 2,846,250 Excellon Shares may become issuable upon the exercise of Replacement Excellon Options on a pre-consolidation basis.

(5)	See “Securities Authorized for Issuance under Equity Compensation Plans – Restricted Share Unit Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available on SEDAR (www.sedar.com) under Excellon’s issuer profile.

(6)	See “Securities Authorized for Issuance under Equity Compensation Plans – Deferred Share Unit Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available on SEDAR (www.sedar.com) under Excellon’s issuer profile.

(7)	Based on there being 6,631,750 Otis Warrants outstanding as of the date hereof. Assuming that no such Otis Warrants are exercised on or prior to the Effective Time, up to 1,525,302 Excellon Shares may become issuable upon the exercise of Otis Warrants on a pre-consolidation basis.

If approved and implemented by the Excellon Board, the Excellon Consolidation will occur simultaneously for all of the issued and outstanding Excellon Shares. The Excellon Consolidation Ratio will be the same for all such Excellon Shares. The Excellon Consolidation will affect all Excellon Shareholders uniformly and will not affect any Excellon Shareholder’s percentage ownership interest in Excellon, except to the extent that the Excellon Consolidation would otherwise result in any Excellon Shareholder owning a fractional Excellon Share. In the event an Excellon Shareholder would otherwise be entitled to receive a fractional Excellon Share in connection with the Excellon Consolidation, the number of Excellon Shares to be received by such Excellon Shareholder shall be rounded down to the next whole number of Excellon Shares.

The Excellon Consolidation is subject to receipt of all required regulatory approvals, including approval of the TSX and approval by at least 66 ⅔% of the Excellon Shareholders entitled to vote on the Excellon Consolidation Resolution at the Excellon Meeting. If these approvals are received, the Excellon Consolidation will occur at a time determined by the Excellon Board and announced by a press release.

The exercise or conversion price of, and the number of Excellon Shares issuable under, any convertible securities of Excellon will be proportionately adjusted upon the completion of the Excellon Consolidation.

Purpose of the Excellon Consolidation

The Excellon Board believes that it is in the best interests of Excellon and Excellon’s Shareholders to complete the Excellon Consolidation in order to enable Excellon to meet the minimum share price requirements to list on the NYSE American. The Excellon Consolidation is also expected to create additional investor interest from the United States, Canada and other jurisdictions, improve trading liquidity and investor confidence, and potentially result in less volatility in the price of the Excellon Shares. A higher post-consolidation Excellon Share price could also help generate interest in Excellon among certain investors. In particular, a higher anticipated Excellon Share price may meet investing criteria for certain institutional investors and investment funds that may be prevented under their investing guidelines from otherwise investing in the Excellon Shares at current prices.

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Many North American focused precious metal production and development companies are listed on the NYSE, and Excellon believes that such U.S.-listed companies generally have better access to U.S. institutional and retail investors and have better overall trading liquidity compared to Excellon today. Excellon also believes that any potential listing of the Excellon Shares on the NYSE would increase the visibility of the Excellon’s strategic position within the U.S. relative to other publicly traded precious metal companies.

Investors may also be able to benefit from relatively lower trading costs associated with a higher price per Excellon Share following the completion of the Excellon Consolidation. It is likely that many investors pay commissions based on the number of Excellon Shares traded when they buy or sell their Excellon Shares. If the Excellon Share price were higher, investors may pay lower commissions to trade a fixed dollar amount of Excellon Shares than they would have, if they traded the same dollar amount of existing Excellon Shares on a pre-consolidation basis. The combination of potentially lower transaction costs and increased access to a larger pool of investors may ultimately improve the trading liquidity of the Excellon Shares following the completion of the Excellon Consolidation.

Excellon believes that the consolidation ratio range for the Excellon Consolidation will be adequate to facilitate a listing on the NYSE American.

Procedure for Implementing the Excellon Consolidation

If the approvals required for the Excellon Consolidation are obtained and the Excellon Board decides to implement the Excellon Consolidation, Excellon will file articles of amendment with the Director under the OBCA in the form prescribed by the OBCA to amend Excellon’s articles. The Excellon Consolidation would then become effective on the date shown on the certificate of amendment issued by the Director under the OBCA or such other date indicated in the articles of amendment.

If the proposed Excellon Consolidation is approved by Excellon Shareholders and implemented by the Excellon Board, registered Excellon Shareholders will be required to exchange their share certificates representing pre-consolidated Excellon Shares for new share certificates representing post-consolidated Excellon Shares, with any resulting fractional share rounded down to the nearest whole share. Registered Excellon Shareholders will be sent a transmittal letter from Excellon’s transfer agent, TSX Trust Company, after the determination to proceed with the Excellon Consolidation is made by the Excellon Board. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-consolidated Excellon Shares to the transfer agent. The transfer agent will forward to each registered Excellon Shareholder who has submitted the required documents a new share certificate representing the number of post-consolidated Excellon Shares to which such Excellon Shareholder is entitled. Until surrendered, each share certificate representing pre-consolidated Excellon Shares will be deemed for all purposes to represent the applicable number of whole post-consolidated Excellon Shares. EXCELLON SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Effect on Non-Registered Excellon Shareholders

Non-Registered Excellon Shareholders holding their Excellon Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have specific procedures for processing the Excellon Consolidation. If you hold your Excellon Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

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the Voting Support Agreements

The following description of certain provisions of the Voting Support Agreements is a summary only. The summary of certain provisions of the Voting Support Agreements below and in this Circular is not comprehensive and is qualified in its entirety by reference to the full text of the forms of Voting Support Agreement. The full text of the Otis Voting Support Agreement may be viewed on SEDAR (www.sedar.com) under Otis’ issuer profile. The full text of the Excellon Voting Support Agreement may be viewed on SEDAR (www.sedar.com) under Excellon’s issuer profile. This summary may not contain all of the information about the Voting Support Agreements that is important to Excellon Shareholders or Otis Shareholders. Excellon Shareholders and Otis Shareholders are encouraged to read the forms of Voting Support Agreement carefully and in their entirety.

Otis Voting Support Agreements

The Supporting Otis Shareholders have entered into Otis Voting Support Agreements with Excellon in respect of Otis Shares representing, in the aggregate, approximately 25% of the issued and outstanding Otis Shares as at February 24, 2020.

Each Supporting Otis Shareholder has covenanted and agreed, that it will:

(a)	from the date of the Otis Voting Support Agreement until the termination of the Otis Voting Support Agreement in accordance with its terms (the “Expiry Time”), not, and ensure that no beneficial owner of the Subject Otis Securities will:

(i)	without having first obtained the prior written consent of Excellon, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Otis Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than pursuant to the Arrangement or an Alternative Transaction (as defined therein);

(ii)	grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Otis Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Otis Securities; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of the Otis for the purpose of considering any resolution;

(b)	at any meeting of any of the securityholders of Otis at which the Supporting Otis Shareholder or any beneficial owner of Subject Otis Securities is entitled to vote, including the Otis Meeting, and in any action by written consent of the securityholders of Otis, cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Otis Securities in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement);

(c)	deposit and to cause any beneficial owners of Subject Otis Securities to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Otis Securities as soon as practicable following the mailing of the Circular and in any event at least ten calendar days prior to the Otis Meeting and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Otis Securities in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). The Supporting Otis Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to the Otis Voting Support Agreement notwithstanding any statutory or other rights or otherwise which the Supporting Otis Shareholder might have unless the Otis Voting Support Agreement has at such time been previously terminated. The Supporting Otis Shareholder will provide copies of each such proxy or voting instruction form referred to above to Excellon;

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(d)	revoke and take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Otis Voting Support Agreement and not, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in the Otis Voting Support Agreement except as expressly required or permitted by the Otis Voting Support Agreement;

(e)	cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Otis Securities against any proposed action by Otis, any shareholder of Otis, any of Otis’ subsidiaries or any other Person: (i) in respect of any Acquisition Proposal or Superior Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving Otis or any subsidiary of Otis, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of Otis or any of its subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Otis under the Arrangement Agreement if such breach requires securityholder approval;

(f)	in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, Otis Shareholders, whether or not it may be recommended by the Otis Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Otis Securities, and, in the event the Otis Board makes a Change in Recommendation, the Supporting Otis Shareholder will, if, when and in the manner requested by Excellon, publicly affirm its commitment to vote in favour of the Arrangement;

(g)	not, and ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with Excellon in connection with the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Excellon in connection with the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of Otis for the purpose of opposing or competing with Excellon in connection with the Arrangement;

(iv)	solicit, initiate, encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal (other than an Acquisition Proposal made by Excellon or an affiliate of Excellon pursuant to the Arrangement Agreement);

(v)	participate in any discussions or negotiations with any Person (other than Excellon) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(vi)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal (other than an Acquisition Proposal made by Excellon or an affiliate of Excellon pursuant to the Arrangement Agreement); or

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(vii)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(h)	not, and ensure that no beneficial owner of Subject Otis Securities will: (i) exercise any dissent rights in respect of the Arrangement; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(i)	cause each of its affiliates to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Otis Voting Support Agreement with any Person (other than Excellon) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(j)	at the request of Excellon or Otis, use (and cause its applicable affiliates to use) all commercially reasonable efforts in its capacity, and their capacities, as an Otis Shareholder to assist Otis and Excellon to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Otis Voting Support Agreement, including without limitation cooperating with Otis and Excellon to make all requisite regulatory filings, provided that the Supporting Otis Shareholder shall not be obligated to incur any expense in providing such cooperation, including by participating in any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative, unless Excellon reimburses the Otis Shareholder for such expenses;

(k)	consents to: (i) details of the Otis Voting Support Agreement being set out in any press release, information circular, including the Circular, and court documents produced by Otis, Excellon or any of their respective affiliates in connection with the transactions contemplated by the Otis Voting Support Agreement and the Arrangement Agreement; and (ii) the Otis Voting Support Agreement being made publicly available, including by filing on SEDAR operated on behalf of the Securities Authorities;

(l)	not, and ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of Excellon.

The Otis Voting Support Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Supporting Otis Shareholder and Excellon;

(b)	written notice by the Supporting Otis Shareholder to Excellon if:

(i)	any representation or warranty of Excellon under the Otis Voting Support Agreement is untrue or incorrect in any material respect;

(ii)	without the prior written consent of the Supporting Otis Shareholder, there is any decrease in the exchange ratio underlying the Arrangement Consideration set out in the Arrangement Agreement; or

(iii)	Excellon has not complied in any material respect with any of its covenants contained therein;

provided that at the time of such termination, the Supporting Otis Shareholder is not in material default in the performance of its obligations under the Otis Voting Support Agreement;

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(c)	written notice by Excellon to the Supporting Otis Shareholder if:

(i)	any representation or warranty of the Supporting Otis Shareholder under the Otis Voting Support Agreement is untrue or incorrect in any material respect; or

(ii)	the Supporting Otis Shareholder has not complied in any material respect with their covenants contained therein;

provided that at the time of such termination, Excellon is not in material default in the performance of its obligations under the Otis Voting Support Agreement;

(d)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms, including, without limitation, in connection with a Superior Proposal being accepted by the Otis Board;

(e)	the acquisition of the Subject Otis Securities by Excellon; and

(f)	the Outside Date.

Christopher Barber, Craig Lindsay, Don Poirier, Donald Eli Ranta, Robert Nowell, Roger Norwich, Sean Mitchell and Tim Miller as Supporting Otis Shareholders, have entered into an Otis Voting Support Agreement in respect of their Otis Securities.

Excellon Voting Support Agreements

The Supporting Excellon Shareholders have entered into Excellon Voting Support Agreements with Otis in respect of Excellon Shares representing, in the aggregate, approximately 20% of the issued and outstanding Excellon Shares as at February 24, 2020.

Each Supporting Excellon Shareholders has covenanted and agreed, that it will:

(a)	from the date of the Excellon Voting Supporting Agreement until the Expiry Time, not, and ensure that no beneficial owner of the Subject Excellon Securities will:

(i)	without having first obtained the prior written consent of Otis, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Excellon Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith;

(ii)	grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Excellon Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Excellon Securities; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of the Excellon for the purpose of considering any resolution;

(b)	at any meeting of any of the securityholders of the Excellon at which the Supporting Excellon Shareholder or any beneficial owner of Subject Excellon Securities is entitled to vote, including the Excellon Meeting, and in any action by written consent of the securityholders of Excellon, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Excellon Securities in favour of the approval, consent, ratification and adoption of the Share Issuance Resolution and the transactions contemplated by or ancillary to the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by or ancillary to the Arrangement Agreement) including without limitation, the approval, consent, ratification or adoption of any resolution related to the US$6 million credit facility to be established by Sprott Lending in favour of Excellon and the proposed consolidation of all of the issued and outstanding common shares of Excellon at a consolidation ratio to be determined (together, the “Ancillary Resolutions”);

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(c)	deposit and cause any beneficial owners of Subject Excellon Securities to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Excellon Securities as soon as practicable following the mailing of the Circular and in any event at least ten (10) calendar days prior to the Excellon Meeting and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Excellon Securities in favour of the Share Issuance Resolution, the Ancillary Resolutions and any other resolutions approving, consenting to, ratifying or adopting the transactions contemplated by or ancillary to the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by or ancillary to the Arrangement Agreement). The Supporting Excellon Shareholder agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to the Excellon Voting Support Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless the Excellon Voting Support Agreement has at such time been previously terminated. The Excellon Shareholder will provide copies of each such proxy or voting instruction form referred to above to Excellon;

(d)	revoke and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Excellon Voting Support Agreement, and not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in the Excellon Voting Support Agreement except as expressly required or permitted by the Excellon Voting Support Agreement;

(e)	cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Excellon Securities against any proposed action by Excellon, any Excellon Shareholder, any of Excellon’s subsidiaries or any other Person which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Arrangement;

(f)	not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with Excellon in connection with the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Excellon in connection with the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of Excellon for the purpose of opposing or competing with Excellon in connection with the Arrangement;

(iv)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(g)	not, and will ensure that no beneficial owner of Subject Excellon Securities will: (i) exercise any dissent rights, as applicable, in respect of the Share Issuance Resolution or the Ancillary Resolutions; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement;

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(h)	at the request of Excellon or Otis, will, and will cause its applicable affiliates to, use all commercially reasonable efforts in its capacity, and their capacities, as an Excellon Shareholder to assist Otis and Excellon to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Excellon Voting Support Agreement, including without limitation cooperating with Excellon and Otis to make all requisite regulatory filings, provided that the Excellon Shareholder shall not be obligated to incur any expense in providing such cooperation, including by participating in any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative, unless Otis reimburses the Excellon Shareholder for such expenses;

(i)	consents to: (i) details of the Excellon Voting Support Agreement being set out in any press release, information circular, including the Circular, and court documents produced by Otis, Excellon or any of their respective affiliates in connection with the transactions contemplated by the Excellon Voting Support Agreement and the Arrangement Agreement; and (ii) the Excellon Voting Support Agreement being made publicly available, including by filing on SEDAR operated on behalf of the Securities Authorities;

(j)	not, and ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of Otis.

The Excellon Voting Support Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual written agreement of the Supporting Excellon Shareholder and Otis;

(b)	written notice by the Supporting Excellon Shareholder to Otis if:

(i)	any representation or warranty of Otis under the Excellon Voting Support Agreement is untrue or incorrect in any material respect; or

(ii)	Otis has not complied in any material respect with any of its covenants contained therein;

provided that at the time of such termination, the Shareholder is not in material default in the performance of its obligations under the Excellon Voting Support Agreement;

(c)	written notice by Otis to the Excellon Shareholder if:

(i)	any representation or warranty of the Supporting Excellon Shareholder under the Excellon Voting Support Agreement is untrue or incorrect in any material respect; or

(ii)	the Supporting Excellon Shareholder has not complied in any material respect with their covenants contained therein;

provided that at the time of such termination, Otis is not in material default in the performance of its obligations under the Excellon Voting Support Agreement;

(d)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(e)	the acquisition of the Otis Shares by Excellon; and

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(f)	the Outside Date.

André Fortier, Alan McFarland, Oliver Fernandez, Daniella Dimitrov, Laurence Curtis, Jacques McMullen, Andrew Farncomb, Brendan Cahill, Anna Ladd-Kruger, Benjamin Pullinger, Craig Ford, Ronald Marino, Nisha Hasan and Eric Sprott, as Supporting Excellon Shareholders, have entered into an Excellon Voting Support Agreement in respect of their Excellon Securities.

Bridge loan

In accordance with the terms of the Arrangement Agreement in order to fund Otis’ working capital expenditures during the period from the execution of the Arrangement Agreement until the Effective Date, Excellon has agreed to provide Otis with the Bridge Loan in the principal amount of up to C$500,000 (the “Principal Amount”) pursuant to a convertible loan agreement entered into by Excellon and Otis on February 24, 2020 (the “Bridge Loan Agreement”). On March 1, 2020, Excellon funded the first tranche of C$250,000 of the Bridge Loan, which represents the entire Principal Amount outstanding as of the date of the Circular.

The principal amount of the Bridge Loan together with all compounded, accrued and unpaid interest thereon shall be repayable by Otis on August 24, 2020 or upon the occurrence of an “Event of Default”, provided such Event of Default has not been remedied or cured. Under the Bridge Loan Agreement, each of the following events or circumstances shall constitute an “Event of Default”:

(a)	Otis shall fail to pay any of the Principal Amount when and as the same shall become due and payable;

(b)	the Arrangement Agreement is terminated;

(c)	Otis shall fail to pay certain amounts payable under the Bridge Loan Agreement within three business days of the date that the same shall become due and payable;

(d)	any representation or warranty made under the Bridge Loan Agreement shall prove to have been incorrect in any material respect when made or deemed to be made and, if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification without material prejudice to Excellon (such that, thereafter the representation or warranty would be correct), the representation and warranty remains uncorrected for a period of ten (10) Business Days;

(e)	Otis shall fail to observe or perform certain covenants, conditions or agreements contained in the Bridge Loan Agreement;

(f)	Otis shall fail to observe or perform certain covenants, conditions or agreements contained in the Bridge Loan Agreement and such failure shall continue un-remedied for a period of 15 days after the earlier of (i) knowledge thereof by Otis, or (ii) notice thereof from Excellon to Otis;

(g)	Otis: (i) ceases to be solvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors; (ii) commits an act of bankruptcy under any insolvency law, or makes an assignment of its property for the general benefit of its creditors under any insolvency law, or makes a proposal (or files a notice of its intention to do so) under any insolvency law; (iii) institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any insolvency law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding; (iv) applies for the appointment of, or the taking of possession by, a receiver or other similar official for it or any substantial part of its property under any insolvency law; or (v) threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in paragraph (e) or (f) above, or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof; or

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(h)	a change, effect, development, event or occurrence that, individually or in the aggregate, is or is reasonably likely to have a material adverse effect shall occur.

The Bridge Loan bears interest on the daily outstanding balance at a rate of 10% per annum, compounded monthly. If the Arrangement Agreement is terminated, Excellon will have the option to convert all or a portion of the Bridge Loan into Otis Shares at a conversion price equal to the 5-day volume weighted average trading price of the Otis Shares, subject to a minimum price of $0.125 per Otis Share. Any interest compounded, accrued and unpaid on the Bridge Loan may, at the option of Excellon, and subject to TSXV acceptance, also be converted into Otis Shares by simple notice to Otis that Excellon is exercising such conversion option, based on the closing price of the Otis Shares on the TSXV on the date the interest becomes payable.

PROCEDURE FOR EXCHANGE OF Otis Shares

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person (other than Excellon) who was a Registered Otis Shareholder on the Otis Record Date. Each person who is a Registered Otis Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying Otis Share certificate(s) or DRS, if applicable, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Otis Shareholder is entitled under the Arrangement. It is recommended that Registered Otis Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Otis Share certificate(s) or DRS, if applicable, to the Depositary as soon as possible. Otis Shareholders whose Otis Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Otis Shares.

Otis Options will be exchanged for Replacement Excellon Options without any further act or formality on the part of holder thereof. Any document previously evidencing an Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued. Any document previously evidencing the Otis Warrants will continue to evidence the Otis Warrants.

Exchange Procedure

Registered Otis Shareholders

In order to receive the Arrangement Consideration to which a Registered Otis Shareholder (other than Excellon and any Dissenting Otis Shareholders) is entitled if the Arrangement Resolution is passed and the Arrangement is completed, a Registered Otis Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular. The Letter of Transmittal is also available from the Depositary by telephone at: 1-866-600-5869 (North American Toll Free) or 416-342-1091 (Outside North America); or by email at: tmxeinvestorservices@tmx.com; or on SEDAR (www.sedar.com) under Otis’ issuer profile.

On or immediately prior to the Effective Date, Excellon will deposit with the Depositary, Excellon Shares representing the aggregate Arrangement Consideration payable pursuant to the Arrangement. The Depositary will act as the agent of Registered Otis Shareholders who have deposited Otis Shares pursuant to the Arrangement for the purpose of receiving the Arrangement Consideration and transmitting certificates or DRS representing the Excellon Shares issuable to such persons, and receipt by the Depositary of the aggregate Arrangement Consideration payable by Excellon under the Arrangement will be deemed to constitute receipt of payment by Registered Otis Shareholders depositing Otis Shares.

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Upon surrender to the Depositary of the certificate(s) or DRS that immediately prior to the Effective Time represented Otis Shares, and a duly completed Letter of Transmittal and such other documents as the Depositary may require, a Former Otis Shareholder (other than Excellon and a Dissenting Otis Shareholder) will be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time, certificates or DRS representing the number of Excellon Shares which such Former Otis Shareholder is entitled to receive under the Arrangement, which the Depositary will deliver to such Former Otis Shareholder.

In the event of a transfer of ownership of Otis Shares which is not registered in the transfer records of Otis, a certificate representing the proper number of Otis Shares shall be delivered to a transferee if the certificate formerly representing such Otis Shares is presented to the Depositary at its offices, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer.

Until surrendered, each certificate or DRS that immediately prior to the Effective Time represented Otis Shares will, subject to certain exceptions, be deemed at any time after the Effective Time to represent only the right to receive upon surrender (a) the aggregate Arrangement Consideration which the holder is entitled to receive in accordance with the Plan of Arrangement, and (b) any dividends or distributions with a record date on or after the Effective Date that are paid or payable prior to the date of surrender on any Excellon Shares comprising the Arrangement Consideration which the holder of such Otis Shares was entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) or DRS representing Otis Shares and how Registered Otis Shareholders will receive the Arrangement Consideration payable to them under the Arrangement. Registered Otis Shareholders should return properly completed documents, including the Letter of Transmittal, to the Depositary and by registered mail, hand or courier to the address set out in the Letter of Transmittal. Otis Shareholders with questions regarding the deposit of Otis Shares should contact the Depositary by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America). Further information with respect to the Depositary is set forth in the Letter of Transmittal.

In order for Registered Otis Shareholders to receive the Arrangement Consideration payable to them under the Arrangement as soon as possible after the closing of the Arrangement, Registered Otis Shareholders should submit their Otis Shares and the Letter of Transmittal as soon as possible.

Registered Otis Shareholders will not actually receive their Excellon Shares until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and certificates or DRS representing their Otis Shares, if applicable, to the Depositary.

In the event any certificate which immediately before the Effective Time represented one or more outstanding Otis Shares in respect of which the holder was entitled to receive the Arrangement Consideration pursuant to the Arrangement is lost, stolen or destroyed, upon the making of an affidavit by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Arrangement Consideration to which such holder is entitled pursuant to the Arrangement. When authorizing such delivery of the Arrangement Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery of such Arrangement Consideration, give a bond or indemnity satisfactory to Excellon and the Depositary in such amount as Excellon may direct, or otherwise indemnify Excellon and the Depositary in a manner satisfactory to Excellon and the Depositary, against any claim that may be made against Excellon or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Excellon.

Where a certificate representing Otis Shares has been destroyed, lost or stolen, after the Effective Time the Registered Otis Shareholder of that certificate should immediately contact the Depositary by telephone at: 1-866-600-5869 (North American Toll Free) or 416-342-1091 (Outside North America); or by email at: tmxeinvestorservices@tmx.com.

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Non-Registered Otis Shareholders

The exchange of Otis Shares for the Arrangement Consideration in respect of Non-Registered Otis Shareholders is expected to be made with the Non-Registered Otis Shareholder’s nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between CDS and such nominee. Non-Registered Otis Shareholders should contact their intermediary if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive payment for their Otis Shares as soon as possible following completion of the Arrangement.

Cancellation of Rights after Six Years

To the extent that a Former Otis Shareholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Otis Shares – Exchange Procedure” on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then any Excellon Shares which such Former Otis Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Excellon Shares shall be delivered to Excellon by the Depositary for cancellation and shall be cancelled by Excellon, and the interest of the Former Otis Shareholder in such Excellon Shares to which it was entitled shall be terminated as of such Final Proscription Date.

Fractional Interest

No fractional Excellon Shares shall be issued to Former Otis Shareholders in connection with the Plan of Arrangement. The total number of Excellon Shares to be issued to any Former Otis Shareholder shall, without additional compensation, be rounded down to the nearest whole Excellon Share in the event that a Former Otis Shareholder would otherwise be entitled to a fractional share.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Schedule “C” – “Plan of Arrangement” to this Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Otis, Excellon and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person under the Plan of Arrangement, and from all dividends or other distributions otherwise payable to any Former Otis Shareholder, such amounts as Otis, Excellon or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

Each Otis Shareholder is urged to consult such shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Excellon Shares issuable pursuant to the Arrangement.

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Listing and Resale of Excellon Shares

Otis is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. The Otis Shares are currently listed on the TSXV and the OTC Pink. Following completion of the Arrangement, Otis will be a wholly-owned subsidiary of Excellon and it is anticipated that Excellon will apply to the applicable Canadian securities regulators to have Otis cease to be a reporting issuer and have the Otis Shares delisted from the TSXV and the OTC Pink.

Excellon has applied to list the Excellon Shares issuable under the Arrangement (including, for greater certainty, Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Dissenting Otis Shareholders) in exchange for their Otis Shares, Excellon Shares issuable upon the exercise of the Replacement Excellon Options and Excellon Shares issuable upon the exercise of the Otis Warrants) on the TSX. It is a condition of closing that the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Excellon Shares issuable pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Dissenting Otis Shareholders) in exchange for their Otis Shares, the Excellon Shares issuable upon the exercise of the Replacement Excellon Options and the Excellon Shares issuable upon the exercise of the Otis Warrants under the Arrangement.

In addition, Excellon intends to apply to list the Excellon Shares on the NYSE American following completion of the Arrangement. To meet the minimum share price requirements of listing on the NYSE American, Excellon intends to consolidate the Excellon Shares, if necessary, on the basis of between one post-consolidated Excellon Share for every five to ten pre-consolidated Excellon Shares. The listing of the Excellon Shares on the NYSE American is subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

The issuance of Excellon Shares pursuant to the Arrangement will constitute distributions of securities that are exempt from the prospectus requirements of applicable Canadian Securities Laws. Excellon Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada, provided that: (i) Excellon is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an “insider” or “officer” of Excellon (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Excellon is in default of applicable Canadian Securities Laws.

Toronto Stock Exchange

The Manual requires that the Transaction be approved by a majority of the Excellon Shareholders by operation of Section 611(c) of the Manual as the number of Excellon Shares issuable in payment of the purchase price under the Arrangement exceeds 25% of the Excellon Shares outstanding on a non-diluted basis.

At the Excellon Meeting, in accordance with the Manual, Excellon Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, representing approximately 39.5% of the outstanding Excellon Shares as of the date of this Circular, by operation of Section 611(c) of the Manual because the Arrangement will provide for the issuance of greater than 25% of the currently outstanding Excellon Shares, comprising (i) up to 40,342,898 Excellon Shares to be issued to Otis Shareholders (other than Excellon and any Otis Shareholders validly exercising dissent rights) in exchange for their Otis Shares, (ii) up to 2,846,250 Excellon Shares issuable upon the exercise of the Replacement Excellon Options, and (iii) up to 1,525,302 Excellon Shares issuable upon the exercise of the Otis Warrants. To be effective, the Share Issuance Resolution must be passed, with or without variation, at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

Multilateral Instrument 61-101

The securities regulatory authorities in each of Ontario, Québec, Alberta, Manitoba and New Brunswick and the TSXV (through TSXV Policy 5.9) have adopted MI 61-101, which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. As a reporting issuer in Ontario and Alberta and/or an issuer listed on the TSXV (and therefore subject to TSXV Policy 5.9), Otis is subject to the requirements of MI 61-101. As a reporting issuer in Ontario, Alberta, Manitoba and New Brunswick, Excellon is subject to the requirements of MI 61-101.

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Business Combination

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101 and which includes, among others, the directors and senior officers of Otis and any affiliated entities of such persons) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction, such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Otis is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Otis. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of Otis is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Otis or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the issued and outstanding Otis Shares, or (B) (x) the related party discloses to an independent committee of Otis the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Otis Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular.

Pursuant to a consulting agreement dated July 30, 2017 (the “Arbutus Agreement”) between Otis and Arbutus Grove Capital Corp., (a private company owned and controlled by Craig Lindsay, the Chief Executive Officer of Otis), Arbutus Grove Capital Corp. will receive a lump sum payment of approximately $500,000 plus applicable taxes in the event that the Arbutus Agreement is terminated by Otis without good cause within 12 months of a “change of control” (as such term is defined in the Arbutus Agreement). The Arrangement will constitute a “change of control” within the meaning of the Arbutus Agreement. Mr. Lindsay is a “related party” of Otis by virtue of his role as President, Chief Executive Officer and a director of Otis and Arbutus Grove Capital Corp. is a “related party” of Otis as it is an “affiliated entity” (as defined in MI 61-101) of Mr. Lindsay. Given that Mr. Lindsay (i) holds or exercises control over more than one percent (1%) of the issued and outstanding Otis Shares, and (ii) the benefit he is entitled to receive is greater than five percent (5%) of the amount of consideration that he is entitled to receive pursuant to the Arrangement in exchange for the Otis Shares owned by him, the change of control payment to which he is entitled constitutes a “collateral benefit”. As Mr. Lindsay is a “related party” who is entitled to receive a “collateral benefit” in connection with the Arrangement, he is considered an “interested party” of Otis for the purposes of MI 61-101.

The Otis Board has determined that the Arrangement is an “arrangement” for purposes of MI 61-101, as a consequence of which the interest of a holder of equity security of Otis may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security. In addition, as a result of Craig Lindsay, a “related party” (as defined in MI 61-101), being entitled to receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the Arrangement, the Arrangement is deemed to be a “business combination” (as defined in MI 61-101). Consequently, the Arrangement Resolution must also be approved by a majority of the votes cast at the Otis Meeting, excluding those votes beneficially owned, or over which control or direction is exercised, by any “interested party” (as defined in MI 61-101) of Otis.

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Pursuant to a consulting agreement dated February 13, 2018 between Otis and Alan Roberts (the “Roberts Agreement”), Mr. Roberts will receive a lump sum payment of approximately US$160,000 in the event that the Roberts Agreement is terminated by Otis without good cause within 12 months of a “change of control” (as such term is defined in the Roberts Agreement). The Arrangement will constitute a “change of control” within the meaning of the Roberts Agreement. Mr. Roberts is a “related party” of Otis by virtue of his role as Vice President, Exploration.

As Mr. Roberts beneficially owns or exercises control or direction over less than 1% of the outstanding Otis Shares (including vested convertible securities of Otis), the change of control payment to which he is entitled does not constitute a collateral benefit within the meaning of MI 61-101.

Minority Approval and Valuation Requirement

For the purposes of obtaining minority approval of the Arrangement Resolution, the votes attached to the Otis Shares held by Mr. Lindsay and any affiliate of, or person acting jointly or in concert with Mr. Lindsay or any other related party of Mr. Lindsay will be excluded in determining approval of the Arrangement Resolution.

Accordingly, to the knowledge of Otis after reasonable inquiry, the votes cast in respect of the 7,605,865 Otis Shares, that are beneficially owned, or over which control or direction is exercised by Mr. Lindsay, any affiliate of or person acting jointly or in concert with Mr. Lindsay and any “related party” of Mr. Lindsay (as described in further detail in the table below), representing approximately 4.3% of the issued and outstanding Otis Shares on a non-diluted basis as of the Otis Record Date, will be excluded in determining whether minority approval of the Arrangement Resolution is obtained.

Name of Otis Shareholder	Number of Otis Shares Owned, Controlled or Directed
Craig Lindsay	4,739,643
Arbutus Grove Capital Corp.	2,866,217
Total	7,605,860

To be effective, the Arrangement must also be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Shareholders present in person or represented by proxy and entitled to vote at the Otis Meeting.

In the absence of an exemption a “business combination” also requires the issuer to obtain a formal valuation. However, because Otis is an issuer listed on the TSXV, Otis is exempt from the formal valuation requirements under section 5.5(b) of MI 61-101.

Neither Otis nor any director or senior officer of Otis, after reasonable inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of Otis that has been made in the 24 months before the date of this Circular. Except as described in this Circular, Otis has not received any bona fide prior offer during the 24 months before the date of the Arrangement Agreement that relates to the subject matter of or is otherwise relevant to the Arrangement.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Otis Shareholders. All holders of Otis Shares are urged to obtain legal advice to ensure that their resale of Excellon Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

Exemption from U.S. Registration

The Excellon Shares to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the U.S. and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions from registration provided in respect of the Securities Laws of states of the U.S. in which Otis Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities and other property where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the exemption under Section 3(a)(10) from the registration requirements of the U.S. Securities Act with respect to the securities to be issued under the Arrangement.

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The Excellon Shares issuable upon the exercise of the Replacement Excellon Options or the Otis Warrants to or for the account or benefit of a U.S. person or a person in the United States, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws.

Resale of Excellon Shares Received Under the Arrangement

Otis Shareholders who, after completion of the Arrangement, are not “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Excellon and were not, at any time within the 90 days immediately before a resale of any Excellon Shares received under the Arrangement, as applicable, an “affiliate” of Excellon, may resell such Excellon Shares within or outside the U.S. without restriction under the U.S. Securities Act.

Any Otis Shareholder who, after consummation of the Arrangement is an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of Excellon or was, at any time during the 90 days immediately before the resale of any Excellon Shares received under the Arrangement, as applicable, an “affiliate” of Excellon may not resell such Excellon Shares, unless such securities are registered under the U.S. Securities Act or an exemption from registration, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available.

As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

Affiliates – Rule 144

In general, under Rule 144, persons that are affiliates of Excellon after consummation of the Arrangement or were affiliates of Excellon within the 90 days immediately before the resale of the Excellon Shares received under the Arrangement will be entitled to sell such securities that they receive under the Arrangement in the U.S., provided that the number of such securities sold, together with all other shares of the same class sold for their account during any three (3) month period, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four (4) calendar week period preceding the date of sale, subject to aggregation rules, specified restrictions on manner of sale, reporting requirements, and the availability of current public information about the relevant issuer. Persons that are affiliates of Excellon after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Excellon, and for 90 days thereafter.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, persons who are affiliates of Excellon solely by virtue of their status as an officer or director of such company may sell Excellon Shares outside the U.S. in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the U.S. and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means, “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the U.S. for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Excellon Shares who is an affiliate of Excellon after the Arrangement other than solely by virtue of his or her status as an officer or director of Excellon.

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REGULATORY MATTERS

Competition Act (Canada)

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. It has been determined that, at this time, no pre-merger notification is required in respect of the Arrangement. Whether or not a transaction is notifiable, the Commissioner of Competition (Canada) may challenge a transaction for up to one year after the transaction has been substantially completed if he is of the view that the transaction will lead to a substantial lessening or prevention of competition in a relevant market in Canada.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to an Otis Shareholder who disposes of Otis Shares, and who acquires Excellon Shares, under the Arrangement and who, at all relevant times, for purposes of the Tax Act, (i) holds its Otis Shares, and will hold any Excellon Shares received under the Arrangement, as capital property, (ii) deals at arm’s length with Otis and Excellon and (iii) is not affiliated with either Otis or Excellon (a “Holder”).

Generally, Otis Shares and Excellon Shares will be considered to be capital property of a Holder provided that they are not held in the course of carrying on a business of buying and selling securities and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Otis Shareholders who are, or are deemed to be, resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Otis Shares or Excellon Shares as capital property may, in certain circumstances, be entitled to have their Otis Shares and Excellon Shares, and any other “Canadian security” (as defined in the Tax Act), owned by such Otis Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Otis Shareholders should consult their own tax advisors regarding the potential application and consequences of this election in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a partnership; (ii) that is a member of a partnership that holds Otis Shares; (iii) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (iv) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (v) that is a “specified financial institution” (as defined in the Tax Act); (vi) that has made a “functional currency” election under section 261 of the Tax Act; (vii) that has received, or receives, Otis Shares or Excellon Shares upon the exercise of a stock option; (viii) that has entered into, or enters into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to its Otis Shares or Excellon Shares; or (ix) that receives dividends on its Excellon Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such holders should consult their own tax advisors.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada, or a corporation that does not deal at “arm’s length” (within the meaning of the Tax Act) with a corporation resident in Canada, that is or becomes, as part of a transaction or event or a series of transactions or events that includes the transactions described in this Circular, controlled by a non-resident corporation, a non-resident individual, a non- resident trust or a group of persons (comprising any combination of non-resident corporations, non- resident individuals and non-resident trusts) that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the Arrangement.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, an understanding of the current published administrative policies and assessing practices of the CRA and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Circular.

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This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the provinces, or other jurisdictions, in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Circular based on their particular circumstances.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Exchange of Otis Shares for Excellon Shares

A Resident Holder that receives Excellon Shares in exchange for its Otis Shares pursuant to the Arrangement will generally be eligible to treat the exchange as an automatic tax-deferred rollover under the provisions of section 85.1 of the Tax Act, with the result that such Resident Holder will be deemed to have disposed of its Otis Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the disposition, and to have acquired the Excellon Shares received by it pursuant to the Arrangement at a cost equal to such adjusted cost base. A Resident Holder’s cost of Excellon Shares received pursuant to the Arrangement will be averaged with the adjusted cost base of all other Excellon Shares held by such Resident Holder as capital property immediately prior to the Effective Time for purposes of determining the adjusted cost base of each Excellon Share held by such Resident Holder immediately after the Effective Time.

The automatic tax-deferral treatment described above in connection with a Resident Holder’s exchange of Otis Shares for Excellon Shares pursuant to the Arrangement will not apply where the Resident Holder has, in its income tax return for the taxation year in which the exchange takes place, included in computing its income for the year any portion of the gain or loss otherwise determined from the disposition of such exchanged Otis Shares. A Resident Holder that includes in income any portion of the gain or loss otherwise determined in respect of the disposition of its Otis Shares in exchange for Excellon Shares pursuant to the Arrangement will be deemed to have disposed of such exchanged Otis Shares for proceeds of disposition equal to the fair market value of the Excellon Shares received in exchange therefor, and to have acquired such Excellon Shares at a cost equal to the fair market value of such exchanged Otis Shares. In that case, the Resident Holder will generally realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Otis Shares disposed of immediately before the disposition and any reasonable costs of disposition.

For a description of the treatment of capital gains and capital losses, see “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” in this Circular.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the income of the Resident Holder for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

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The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of its Otis Shares may be reduced by the amount of dividends received by it on its Otis Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that receives and disposes of Otis Shares, directly or indirectly, through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may increase the Resident Holder’s liability for alternative minimum tax under the Tax Act.

Dividends on Excellon Shares

A Resident Holder that receives Excellon Shares pursuant to the Arrangement will be required to include in computing its income for a taxation year any dividends received by it or deemed to be received by it in the year on such shares.

In the case of a Resident Holder that is an individual, the amount of any such dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if such dividends are properly designated as “eligible dividends” (within the meaning of the Tax Act) by Excellon.

Taxable dividends received by a Resident Holder that is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend included in the Resident Holder’s income for the taxation year generally will be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay an additional refundable tax on any taxable dividend to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Excellon Shares

On the disposition or deemed disposition by a Resident Holder of its Excellon Shares acquired pursuant to the Arrangement (other than a disposition to Excellon), the Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the shares disposed of immediately before the disposition and any reasonable costs of disposition. Any such capital gain or capital loss will generally be treated in the same manner as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” in this Circular.

Eligibility for Investment

Provided that either: (i) the Excellon Shares are, at the Effective Time and at all other relevant times, listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX); or (ii) Excellon is, at the Effective Time and at all other relevant times, a “public corporation” (within the meaning of the Tax Act), the Excellon Shares will be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a tax-free savings account (“TFSA”) (collectively, “Registered Plans”), and a deferred profit sharing plan.

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Notwithstanding the foregoing, the annuitant, subscriber or holder (the “Controlling Individual”), as applicable, of a Registered Plan that holds Excellon Shares will be subject to a penalty tax if the Excellon Shares are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. Excellon Shares will not be a “prohibited investment” for a Registered Plan provided the applicable Controlling Individual deals at “arm’s length” with Excellon for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Excellon. In addition, Excellon Shares will generally not be a “prohibited investment” if such Excellon Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) of a Registered Plan.

Resident Holders who intend to hold Excellon Shares in Registered Plans should consult their own tax advisors regarding the application of these rules in their particular circumstances.

Dissenting Resident Holders

A Resident Holder that is a Dissenting Otis Shareholder (a “Dissenting Resident Holder”) and properly exercises Dissent Rights in respect of its Otis Shares will, pursuant to the Plan of Arrangement, be deemed to have disposed of its Otis Shares to Otis and will be entitled to be paid the fair value of such Otis Shares by Otis. A Dissenting Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by Otis (other than any amount in respect of interest, if any, awarded by the Court) in excess of the paid-up capital (as determined for purposes of the Tax Act) of the Otis Shares. Any such deemed dividend will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dividends on Excellon Shares” in this Circular.

The difference between the amount paid by Otis to a Dissenting Resident Holder (other than any amount in respect of interest, if any, awarded by the Court) and the deemed dividend, if any, received by the Dissenting Resident Holder, as described above, will be treated as proceeds of disposition of the Otis Shares for purposes of computing any capital gain (or capital loss). Any such capital gain (or capital loss) will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” in this Circular.

Interest, if any, awarded by the Court to a Dissenting Resident Holder will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional refundable tax in respect of such interest.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada or is deemed not to be resident in Canada, (ii) does not use or hold and is not deemed to use or hold its Otis Shares (and any Excellon Shares) in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) is not an “authorized foreign bank” (as defined in the Tax Act), and (v) is not a “foreign affiliate” (as defined in the Tax Act) of a person resident in Canada at the end of the Holder’s taxation year in which the Effective Time occurs (a “Non-Resident Holder”).

Exchange of Otis Shares for Excellon Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on the disposition of its Otis Shares pursuant to the Arrangement unless the Otis Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

An Otis Share will generally not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length, held a membership interest directly, or indirectly, through one or more partnerships, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of Otis; and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Otis Shares may also be deemed to be “taxable Canadian property” in certain other circumstances pursuant to the Tax Act.

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Even if the Otis Shares are taxable Canadian property of a Non-Resident Holder at a particular time, such holder may be exempt from Canadian tax on the disposition of such shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory. Non-Resident Holders whose Otis Shares constitute “taxable Canadian property” should consult their own tax advisors in this regard.

If the Otis Shares are “taxable Canadian property” to a Non-Resident Holder and such Non-Resident Holder is not exempt from Canadian tax in respect of the disposition of such Otis Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Otis Shares for Excellon Shares” in this Circular will generally apply.

If the Otis Shares are “taxable Canadian property” to a Non-Resident Holder, the Non-Resident Holder may in certain circumstances be required to file a Canadian tax return reporting the disposition of its Otis Shares pursuant to the Arrangement, even if no gain is realized by the Non-Resident Holder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.

Dividends on Excellon Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Excellon Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Under the Canada–United States Tax Convention (1980), as amended (the “Canada–US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada–US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%.

Disposition of Excellon Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of its Excellon Shares acquired pursuant to the Arrangement unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Subject to the immediately following paragraph, provided that, at the time of disposition, the Excellon Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX), the considerations applicable to determining whether a Non-Resident Holder’s Excellon Shares constitute “taxable Canadian property”, and the resultant Canadian income tax consequences if such Excellon Shares are taxable Canadian property, are similar to those discussed above with respect to a Non-Resident Holder’s Otis Shares under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Otis Shares for Excellon Shares” in this Circular.

Excellon Shares received by a Non-Resident Holder pursuant to the Arrangement in exchange for Otis Shares that were, at the time of the exchange, “taxable Canadian property” of the Non-Resident Holder will be deemed to be “taxable Canadian property” of the Non-Resident Holder for a period of 60 months following the exchange, even if the Excellon Shares would not otherwise be “taxable Canadian property” to the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder that is a Dissenting Otis Shareholder (a “Dissenting Non-Resident Holder”) will be deemed to have received a dividend equal to the amount, if any, paid by Otis (other than any amount in respect of interest, if any, awarded by the Court) in excess of the paid-up capital (as determined for purposes of the Tax Act) of the Otis Shares. Any such deemed dividend will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Excellon Shares” in this Circular.

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The difference between the amount paid by Otis to a Dissenting Non-Resident Holder (other than any amount in respect of interest, if any, awarded by the Court) and the deemed dividend, if any, received by the Dissenting Non-Resident Holder, as described above, will be treated as proceeds of disposition of the Otis Shares for purposes of computing any capital gain of the Dissenting Non-Resident Holder. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Otis Shares to Otis, provided that the Otis Shares are not taxable Canadian property (as discussed above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Otis Shares for Excellon Shares” in this Circular) of the Dissenting Non-Resident Holder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest, if any, awarded by a court to a Dissenting Non-Resident Holder will generally not be subject to withholding tax under the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of Otis Shares relating to the exchange of Otis Shares for Excellon Shares pursuant to the Arrangement and to the ownership and disposition of Excellon Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Otis Shares, and will hold their Excellon Shares received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes) within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address U.S. federal income tax considerations that may apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, U.S. expatriates or former long-term residents of the U.S., persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Otis’ or Excellon’s equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of Excellon’s equity after the Arrangement, persons that hold an interest in an entity that holds Otis Shares or Excellon Shares, persons that hold Otis Shares or Excellon Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar. In addition, this summary does not address the tax considerations to holders of Otis Options or Otis Warrants. Such holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each holder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of Excellon Shares. This discussion is based on the Code, its legislative history, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary is not binding upon the IRS and no opinion of counsel or rulings from the IRS have been or will be sought or obtained regarding any matters discussed in this summary. There can be no assurance that one or more of the positions taken in this summary will not be challenged by the IRS or upheld by a U.S. court.

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A “U.S. Holder” is a beneficial owner of Otis Shares or a beneficial owner of Excellon Shares received pursuant to the Arrangement that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Otis Shares, or Excellon Shares received pursuant to the Arrangement, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any such partnership or partner should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of Excellon Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to a U.S. Holder’s particular situation, and of any change in applicable tax laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Otis Shares for Excellon Shares in the Arrangement

It is anticipated that the exchange of Otis Shares for Excellon Shares may qualify as a reorganization within the meaning of Section 368(a) of the Code, unless any cash paid to any Dissenting Otis Shareholders is treated as being paid by Excellon instead of being paid by Otis. Accordingly, subject to the discussion below regarding the application of the passive foreign investment company (“PFIC”) rules to the Arrangement, assuming the exchange of Otis Shares for Excellon Shares qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Otis Shares will not recognize any gain or loss on the exchange of its Otis Shares for Excellon Shares. The aggregate basis of the Excellon Shares received in the exchange should be the same as the aggregate basis of the Otis Shares for which they are exchanged. The holding period of Excellon Shares received in the exchange will include the holding period of the Otis Shares for which they are exchanged. If a U.S. Holder holds different blocks of Otis Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Excellon Shares may be determined with reference to each block of Otis Shares for which they are exchanged.

If, however, the exchange of Otis Shares for Excellon Shares does not qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of Otis Shares will recognize gain or loss on the exchange of its shares for Excellon Shares equal to the difference between the fair market value of the Excellon Shares received and the adjusted basis in the Otis Shares surrendered. For this purpose, U.S. Holders of Otis Shares must calculate gain or loss separately for each identified block of Otis Shares exchanged (that is, Otis Shares acquired at the same cost in a single transaction). The basis of each of the Excellon Shares received in the exchange will equal its fair market value, and the holding period for the Excellon Shares will begin on the day after the exchange.

Subject to the PFIC rules discussed below, any gain recognized in the exchange of Otis Shares for Excellon Shares generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Otis Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to significant limitations. Any capital gain or loss will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, it is likely that Otis may be, or may have been, classified as a PFIC and gain recognized on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under the heading “U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections.

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Application of the Passive Foreign Investment Company Rules to the Arrangement

A U.S. Holder of Otis Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Otis were classified as a PFIC for U.S. federal income tax purposes for any taxable year during which such U.S. Holder has held Otis Shares and such U.S. Holder did not have certain elections in effect. The rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, and the consequences to a U.S. Holder of owning and disposing of shares of a PFIC, are described more fully below under the heading “U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of law. Pursuant to proposed U.S. Treasury regulations promulgated under section 1291(f) (the “Proposed PFIC Regulations”), U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement.

It is likely that Otis may be, or may have been, classified as a PFIC. However, it is not expected that Excellon will be classified as a PFIC for the current taxable year or a taxable year in the foreseeable future. Accordingly, if the Proposed PFIC Regulations were finalized and made applicable to the exchange of Otis Shares for Excellon Shares (or if such Proposed PFIC Regulations are never finalized), assuming Otis is classified as a PFIC, the U.S. federal income tax treatment of U.S. Holders of Otis Shares would only be as described above if Excellon were also classified as a PFIC. Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed.

If Otis were treated as a PFIC with respect to a U.S. Holder but Excellon were not treated as a PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the exchange of Otis Shares for Excellon Shares would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under the heading “U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

Dissenting U.S. Holders of Otis Shares

A U.S. Holder who exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Otis Shares will generally recognize gain or loss in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder’s adjusted tax basis in its Otis Shares. Subject to the PFIC rules discussed below, any such gain or loss recognized generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Otis Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to significant limitations. However, it is likely that Otis may be, or may have been, classified as a PFIC and gain recognized on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under the heading “U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections.

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U.S. Federal Income Tax Considerations Relating to the Excellon Shares

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business (the “active commodities business exclusion”). If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of Excellon’s income, assets and activities, it is not expected that Excellon will be classified as a PFIC in the current taxable year or for taxable years in the foreseeable future. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond Excellon’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that Excellon will not be a PFIC in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if Excellon were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any Excellon Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Excellon Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Excellon Shares. The amounts allocated to the taxable year of disposition and to years before Excellon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Excellon Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Excellon Shares). For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Excellon Shares as security for a loan may be treated as a taxable disposition of the Excellon Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Excellon is treated as a PFIC with respect to such U.S. Holder and any of Excellon’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Excellon.

The tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC provided Excellon provides the necessary information regarding its ordinary earnings and net capital gain. Consequently, if Excellon is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Excellon as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Excellon Shares. If a U.S. Holder makes a timely QEF election with respect to Excellon, the electing U.S. Holder would be required in each taxable year that Excellon is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Excellon and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Excellon, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Excellon Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Excellon Shares and will not be taxed again as distributions to the U.S. Holder.

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A QEF election made with respect to Excellon will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Excellon Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to Excellon and any Subsidiary PFIC.

Alternatively, if Excellon were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Excellon Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case Excellon is classified as a PFIC in any taxable year.

During any taxable year in which Excellon or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621, subject to certain exceptions. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if Excellon were treated as a PFIC for any taxable year, including as to how such a classification would impact the tax consequences of the Arrangement.

The Excellon Shares – Distributions on the Excellon Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Excellon Shares (including any amounts withheld pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to Excellon’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Excellon does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed above, distributions on Excellon Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by Excellon will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Excellon Shares – Sale, Exchange or Other Taxable Disposition of the Excellon Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Excellon Shares in an amount equal to the difference between the amount realized for the Excellon Shares and the U.S. Holder’s adjusted tax basis in such Excellon Shares. Subject to the passive foreign investment company rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Excellon Shares, subject to exceptions (including an exception for Excellon Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Excellon Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Excellon Shares.

NOTICE TO NON-CANADIAN Otis SHAREHOLDERS

It is strongly recommended that all Otis Shareholders who are not Resident Holders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency in connection with the disposition of their Otis Shares or, following completion of the Arrangement, their Excellon Shares.

Interests of Directors and Officers of Excellon in the Arrangement

Except as otherwise disclosed in this Circular, Excellon is not aware of any director or officer of Excellon having any interest in the Arrangement.

Interests of Directors and Officers of Otis in the Arrangement

In considering the recommendation of the Otis Board, Otis Shareholders should be aware that members of the Otis Board and the executive officers of Otis have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Otis Shareholders generally. These interests and benefits are described below.

Except as otherwise disclosed in this Circular, all benefits received, or to be received, by directors or executive officers of Otis as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Otis. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Otis Shares, nor is it, nor will it be, conditional on the person supporting the Arrangement.

Otis Shares

As of March 13, 2020, the directors and executive officers of Otis beneficially owned, or exercised control or direction of, directly or indirectly, 20,361,860 Otis Shares representing in the aggregate approximately 11.6% of all issued and outstanding Otis Shares. All of the Otis Shares held by such directors and executive officers of Otis will be treated in the same fashion under the Arrangement as Otis Shares held by all other Otis Shareholders.

Otis Options

As of March 13, 2020, the directors and executive officers of Otis owned an aggregate of 8,600,000 Otis Options granted pursuant to the Otis Stock Option Plan, representing, in the aggregate, approximately 69.5% of all outstanding Otis Options. All of the Otis Options held by such directors and executive officers of Otis will be treated in the same fashion under the Arrangement as Otis Options held by all other holders of Otis Options.

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Otis Warrants

As of March 13, 2020, the directors and executive officers of Otis owned an aggregate of 331,750 Otis Warrants, representing in the aggregate approximately 5.0% of all outstanding Otis Warrants. All of the Otis Warrants held by such directors and executive officers of Otis will be treated in the same fashion under the Arrangement as Otis Warrants held by all other holders of Otis Warrants.

Benefits of Directors and Executive Officers of Otis

Except as otherwise described in this Circular, no executive officer or director of Otis is expected to receive any payment as a result of the proposed Arrangement. Pursuant to the Arbutus Agreement, Craig Lindsay, the Chief Executive Officer of Otis, is entitled to a lump sum payment if he is terminated without good cause within 12 months of the Arrangement. Pursuant to the Roberts Agreement, Alan Roberts, the VP, Exploration of Otis, is entitled to a lump sum payment if he is terminated without good cause within 12 months of the Arrangement. See “Securities Laws Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

The chart below sets out for each director and executive officer of Otis the number of Otis Shares, Otis Options and Otis Warrants beneficially owned, directly or indirectly, by such director and executive officer and the number of Excellon Shares, Replacement Excellon Options and Excellon Shares issuable upon the exercise of the Otis Warrants to be received by each director and executive officer under the Arrangement.

Name and Position Held	Number of Otis Shares	% of Otis Shares(1)	Number of Excellon Shares to be Issued	Number of Otis Options	% of Otis Options(2)	Number of Otis Replacement Options to be Issued	Number of Otis Warrants	% of Otis Warrants	Number of Excellon Shares to be Issued Upon Exercise of the Otis Warrants
Craig T. Lindsay Director, President & CEO	7,605,860	4.34%	1,749,347	3,200,000	25.86%	736,000	Nil	0.00%	Nil
Sean Mitchell Director	205,000	0.12%	47,150	875,000	7.07%	201,250	Nil	0.00%	Nil
Donald Ranta Director	98,000	0.06%	22,540	875,000	7.07%	201,250	Nil	0.00%	Nil
Roger Norwich Director	9,327,500	5.32%	2,145,325	1,375,000	11.11%	316,250	331,750	5.00%	76,302
Tim Miller Director	3,370,590	1.92%	690,000	450,000	3.64%	103,500	Nil	0.00%	Nil
Don Poirier Director	40,000	0.02%	9,200	800,000	6.46%	184,000	Nil	0.00%	Nil
Robert Nowell CFO	85,500	0.05%	19,665	125,000	1.01%	28,750	Nil	0.00%	Nil
Alan Roberts VP, Exploration	Nil	0.00%	Nil	900,000	7.27%	207,000	Nil	0.00%	Nil

Notes:

(1)	As a percentage of 175,403,907 Otis Shares issued and outstanding as at the Otis Record Date.

(2)	As a percentage of 12,375,000 Otis Options outstanding as at the Otis Record Date.

(3)	As a percentage of 6,631,750 Otis Warrants outstanding as at the Otis Record Date.

(4)	Craig T. Lindsay holds 4,739,643 common shares directly and 2,866,217 common shares indirectly through Arbutus Grove Capital Corp., a private company controlled by Craig T. Lindsay.

(5)	Don Poirier holds 40,000 common shares registered in the name of Elizabeth Hardy.

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Continuing Insurance Coverage for Directors and Executive Officers of Otis

Pursuant to the Arrangement Agreement, prior to the Effective Date, Otis shall purchase customary run-off insurance of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Otis that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date and Excellon will, or will cause Otis to maintain such run-off policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that in such case, Excellon will not be required to pay any amounts in respect of such coverage prior to the Effective Time, provided however, that in no event shall Otis pay aggregate premiums for such “run-off” insurance policies in excess of 175% of the aggregate annual premium for directors’ and officers’ liability policies currently maintained by Otis.

Excellon covenants and agrees that all rights to indemnification or exculpation in favour of the directors and officers of Otis and of the Otis Subsidiary provided in the current articles or by-laws of Otis or Otis Subsidiary, as applicable, or in any agreement to which Otis is a party and in effect as of the date of the Arrangement Agreement, and any directors’ and officers’ insurance existing as of the date of the Arrangement Agreement in favour of the directors or officers of Otis or any Otis Subsidiary, shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date, and Excellon undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

RISK FACTORS

The following risk factors, which relate to the Arrangement and the Combined Company, should be considered by Otis Shareholders in evaluating whether to approve the Arrangement Resolution and by Excellon Shareholders in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the risks described in Schedule “J” – “Information Concerning Excellon”, Schedule “K” – “Information Concerning Otis”, and Schedule “L” – “Information Concerning the Combined Company” to this Circular, as well as in the Excellon AIF and in Otis’ filings with the Securities Authorities, which are available on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively, together with the other information contained in or incorporated by reference into this Circular.

Risk Factors Relating to the Arrangement

Because the market price of the Excellon Shares and the Otis Shares will fluctuate and the exchange ratio for the Arrangement Consideration is fixed, Otis Shareholders cannot be certain of the market value of the Excellon Shares they will receive for their Otis Shares under the Arrangement.

The Exchange Ratio for the Arrangement Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Excellon Shares or Otis Shares. The market price of Excellon Shares or Otis Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Excellon’s and Otis’ actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Excellon Shares that Otis Shareholders may receive on the Effective Date. There can be no assurance that the market value of any Excellon Shares, and thus the Arrangement Consideration, that the holders of Otis Shares may receive on the Effective Date will equal or exceed the market value of the Otis Shares held by such Otis Shareholders prior to the Effective Date. There can also be no assurance that the trading price of the Excellon Shares will not decline following the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of Excellon Shares and Otis Shares.

The Arrangement is subject to certain conditions that may be outside the control of the Parties, including, without limitation, the receipt of the Final Order, the approval of the Share Issuance Resolution, and the approval of the Arrangement Resolution. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Arrangement is not completed, the market price of Excellon Shares and Otis Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Excellon Board or the Otis Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that Otis will be able to find a party willing to pay an equivalent or more attractive price than the Arrangement Consideration payable pursuant to the Arrangement or that Excellon will be able to undertake a business combination on equivalent or more attractive terms than those under the Arrangement Agreement.

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There can be no assurance that the TSX will accept the Arrangement.

Completion of the Arrangement is subject to the acceptance of the TSX. There can be no assurance that the Share Issuance Resolution will be approved by at least a majority of the Excellon Shareholders, or that Excellon will be able to satisfy the requirements under Section 611(b) and Section 611(c) of the TSX Company Manual. See “General Proxy Information – Excellon Shareholders – Approvals Under TSX Company Manual”. If such acceptance of the TSX is not obtained, there can be no guarantee of the successful completion of the Arrangement as a condition of closing the Arrangement is the acceptance of the TSX, subject to standard listing conditions.

The Arrangement Agreement may be terminated by Excellon or Otis in certain circumstances.

Each of Excellon and Otis has the right to terminate the Arrangement Agreement and not complete the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated by either Excellon or Otis, as the case may be, before the completion of the Arrangement. See “The Arrangement Agreement — Termination”.

In addition, completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Otis and/or Excellon. There is no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Excellon or Otis.

Under the Arrangement Agreement, Excellon would be required to pay a Termination Fee of $1,000,000 to Otis in the event the Arrangement Agreement is terminated in certain circumstances. Under the Arrangement Agreement, Otis would be required to pay a Termination Fee of $1,000,000 to Excellon in the event the Arrangement Agreement is terminated in certain circumstances. These termination payments may discourage other parties from attempting to propose a significant business transaction to Excellon or Otis, as the case may be, even if a different transaction could provide better value than the Arrangement to the Excellon Shareholders or the Otis Shareholders, as the case may be.

Potential payments to Otis Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement.

Otis Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Otis Shares in cash. If Dissent Rights are exercised in respect of a significant number of Otis Shares, a substantial cash payment may be required to be made to such Otis Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Excellon’s obligation to complete the Arrangement is conditional upon Otis Shareholders holding no more than 5% of the issued and outstanding Otis Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Otis Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Otis Shares.

The unaudited pro forma condensed consolidated financial statements of Excellon are presented for illustrative purposes only and may not be an indication of Excellon’s financial condition or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Excellon following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Excellon and Otis, and certain adjustments and assumptions made as of the dates indicated therein and have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Cautionary Statement Regarding Forward-Looking Statements”.

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Other than publicly-available information, Excellon has relied on information made available by Otis.

Other than publicly-available information, all historical information relating to Otis presented in, or due to lack of information omitted from, this Circular, has been provided in exclusive reliance on the information made available by Otis and its representatives. Although Excellon has no reason to doubt the accuracy or completeness of the information provided herein by Otis, any inaccuracy or omission in such information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the Combined Company or adversely affect the operational plans of the combined entities and its result of operations and financial condition.

If Otis is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be a material and adverse effect on Otis’ business, financial condition, operating results and/or the price of the Otis Shares.

If the Arrangement is not completed, Otis will continue to have a negative working capital position and will be indebted to Excellon in the amount of $500,000 plus compounded, accrued and unpaid interest thereon for the Bridge Loan. There is no assurance that Otis will be able to raise capital on acceptable terms or at all to repay the Bridge Loan and rectify its negative working capital position and Otis may have insufficient funds to continue operations. Failure to repay the Bridge Loan on time may result in legal proceedings against Otis, including the potential that Excellon may convert the Bridge Loan into Otis Shares or take actions to have a receiver appointed over Otis’ assets, either of which would have a material and adverse effect upon the value of the Otis Shares. In the event that the Arrangement Resolution is not approved by Otis Shareholders, Excellon is entitled to an expense reimbursement amount of $500,000.

The completion of the Arrangement may be delayed due to health epidemics and other outbreaks of communicable diseases

In December 2019, a novel strain of the coronavirus (COVID-19) emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally. The extent to which the coronavirus impacts the ability of Excellon and Otis to obtain the necessary third party approvals, including the approval by the Court, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak.

Risk Factors Related to the Combined Company

Excellon may be unable to successfully integrate the businesses of Excellon and Otis and realize the anticipated benefits of the Arrangement.

Excellon and Otis are proposing to complete the Arrangement to strengthen the position of each entity in the mining exploration industry and to, among other things, combine the assets of both companies (including the Platosa Project and the Kilgore Project) to realize certain benefits, including those set forth in this Circular under the heading “The Arrangement – Reasons for the Excellon Board and Otis Board Recommendations”. Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to (i) effectively fund and develop the Combined Company’s key projects, including the Platosa Project and the Kilgore Project even as market conditions remain challenging for silver and gold exploration and development companies, (ii) capitalize on its scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Excellon and Otis to achieve the anticipated benefits of the Arrangement.

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There are risks related to the integration of the existing businesses of Excellon and Otis.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement – Reasons for the Excellon Board and Otis Board Recommendations”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company following completion of the Arrangement, and from operational matters during this process.

The mineral resource and mineral reserve estimates on the properties of the Combined Company may not be realizable.

The figures provided in connection with mineral reserves and mineral resources in respect of the properties in which Excellon and Otis hold interests are estimates, and have not been verified to be accurate, and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized from the properties of the Combined Company.

The Combined Company will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Combined Company may be at a competitive disadvantage in acquiring interests in these natural resource properties as many competitors have greater financial resources and technical staff. There can be no assurance that the Combined Company will be able to compete successfully against other companies in acquiring other investments in mineral properties. In addition, the Combined Company may be unable to acquire any such interests at acceptable valuations and on terms it considers to be acceptable. The Combined Company’s inability to acquire or obtain interests in mineral properties may result in a material adverse effect on the profitability, results of operation and financial condition of the Combined Company.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of mineralized material. Factors beyond the control of the Combined Company may affect the marketability of any substance discovered. These factors include market fluctuations, proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The issuance of a significant number of Excellon Shares and Replacement Excellon Options could adversely affect the market price of Excellon Shares.

If the Arrangement is completed, a significant number of additional Excellon Shares will be issued and will become available for trading in the public market. The increase in the number of Excellon Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Excellon Shares.

Following completion of the Arrangement, Former Otis Shareholders will have the ability to significantly influence certain corporate actions of Excellon

Immediately following the completion of the Arrangement, Former Otis Shareholders are expected to own approximately 26.3% of the Excellon Shares on an undiluted basis, based on the number of Excellon Shares and Otis Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Otis Shareholders, (ii) Excellon holds no Otis Shares at the Effective Time, (iii) no Otis Options are exercised prior to the Effective Time, and (iv) no Otis Warrants are exercised prior to the Effective Time. Former Otis Shareholders (other than Excellon and any Dissenting Otis Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Excellon’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Otis Shareholders of which Excellon or Otis is aware as to voting, if they voted in concert, then they would exert significant influence over the Combined Company.

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Excellon has, and the resulting Combined Company will have, a limited history of earnings.

An investment in Excellon is considered speculative primarily due to the nature of Excellon’s business. Excellon has a limited history of earnings and due to the nature of its business there can be no assurance that Excellon will be profitable.

Excellon and Otis, and the resulting Combined Company, will face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

The Combined Company’s business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus (COVID-19) emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally. The extent to which the coronavirus impacts the Combined Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Combined Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Combined Company’s control, which may have a material and adverse effect on its business, financial condition and results of operations.

There can be no assurance that the Combined Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Combined Company’s future prospects.

Risk Factors Related to the Operations of Excellon

Whether or not the Arrangement is completed, Excellon will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the annual audited consolidated financial statements of Excellon and the notes thereto for each of the years ended December 31, 2018 and 2017, and in the Excellon AIF (starting on page 27), both of which are incorporated by reference into this Circular and have been filed on SEDAR (www.sedar.com) under Excellon’s issuer profile, and in Schedule “J” – “Information Concerning Excellon” to this Circular. Upon request, an Excellon Shareholder will be provided with a copy of such documents free of charge.

Risk Factors Related to the Operations of Otis

Whether or not the Arrangement is completed, Otis will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the management’s discussion and analysis of the activities, results of operations, and the financial condition of Otis for the year ended June 2019 (starting on page 8), which is included in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular and has been filed on SEDAR (www.sedar.com) under Otis’ issuer profile. Upon request, an Otis Shareholder will be provided with a copy of such documents free of charge.

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Comparison of Shareholder rights

If the Arrangement is completed, Otis will be governed by the OBCA. The rights of Otis Shareholders are currently governed by the BCBCA and by Otis’ articles and notice of articles. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the BCBCA, there are several differences. See Schedule “O” – “Comparison of Shareholder Rights under the OBCA and the BCBCA” to this Circular for a comparison of these rights. This summary is not intended to be exhaustive and Otis Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Otis Shareholders’ rights.

Rescission rights

Securities legislation in the provinces and territories of Canada provides security holders of Otis with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

INFORMATION CONCERNING Excellon

Information concerning Excellon is set out in Schedule “J” – “Information Concerning Excellon” to this Circular.

INFORMATION CONCERNING Otis

Information concerning Otis is set out in Schedule “K” – “Information Concerning Otis” to this Circular.

INFORMATION CONCERNING the Combined Company

Information concerning the Combined Company (assuming the completion of the Arrangement) is set out in Schedule “L” – “Information Concerning the Combined Company” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Excellon, after reasonable enquiry, other than as disclosed herein, no informed person of Excellon, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Excellon since the commencement of Excellon’s most recently completed fiscal year.

To the knowledge of Otis, after reasonable enquiry, other than as disclosed herein, no informed person of Otis, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Otis since the commencement of Otis’ most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of Excellon or any subsidiaries are performed to any substantial degree by a person other than the directors or officers of Excellon. No management functions of Otis or any subsidiary are performed to any substantial degree by a person other than the directors or officers of Otis.

AUDITORS

Excellon’s auditors are PricewaterhouseCoopers LLP, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2. PricewaterhouseCoopers LLP has been the auditor of Excellon since October 22, 2009.

Otis’ auditors are D+H Group LLP, 1333 W Broadway #10, Vancouver, BC V6H 4C1. D+H Group LLP has been the auditor of Otis since 2007.

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LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement as they pertain to Excellon will be passed upon by Bennett Jones LLP. As of the date of this Circular, the partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Excellon Shares or shares of any of Excellon’s associates or affiliates.

See Schedule “K” – “Information Concerning Otis”.

ADDITIONAL INFORMATION

Additional information relating to Excellon is available on SEDAR (www.sedar.com) under Excellon’s issuer profile. Excellon Shareholders may contact Excellon at 110 King Street East, Suite 200, Toronto, ON M5C 1C3 to request copies of Excellon’s financial statements and management’s discussion and analysis. Financial information is provided in Excellon’s financial statements and management’s discussion and analysis for its most recently completed financial year, which are filed on SEDAR (www.sedar.com) under Excellon’s issuer profile.

Additional information relating to Otis is available on SEDAR (www.sedar.com) under Otis’ issuer profile. Otis Shareholders may contact Otis at 580 – 625 Howe Street, Vancouver, BC V6C 2T6, to request copies of Otis’ financial statements and management’s discussion and analysis. Financial information is provided in Otis’ financial statements and management’s discussion and analysis for its most recently completed financial year, which is set out in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular.

OTHER MATTERS

Management of Excellon and Otis are not aware of any other matter to come before the Excellon Meeting or the Otis Meeting other than as set forth in the Excellon Notice of Meeting and the Otis Notice of Meeting. If any other matter properly comes before the Excellon Meeting, it is the intention of the persons named in the enclosed Excellon Proxy to vote the shares represented thereby in accordance with their best judgment on such matter. If any other matter properly comes before the Otis Meeting, it is the intention of the persons named in the enclosed Otis Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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EXCELLON BOARD APPROVAL

The contents and the sending of the Excellon Notice of Meeting and this Circular have been approved by the Excellon Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF EXCELLON RESOURCES INC.

“Brendan Cahill”

Brendan Cahill
President and Chief Executive Officer
March 13, 2020

OTIS BOARD APPROVAL

The contents and the sending of the Otis Notice of Meeting and this Circular have been approved by the Otis Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF OTIS GOLD CORP.

“Craig T. Lindsay”

Craig T. Lindsay
President and Chief Executive Officer
March 13, 2020

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GLOSSARY OF TERMS

In this Circular and the summary, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means, (i) with respect to Excellon, any proposal or offer made by a third party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 50% of the assets of Excellon (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 50% of the assets of Excellon), reorganization, liquidation, winding-up, sale, issue or redemption of 50% of the total number of common shares or rights or interests therein or thereto or similar transactions involving Excellon and/or the Excellon Subsidiaries (other than the Arrangement); and (ii) with respect to Otis, any proposal or offer made by a third party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 20% or more of the assets of Otis (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more the assets of Otis), reorganization, liquidation, winding- up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Otis and/or the Otis Subsidiary (other than the Arrangement); provided, however, that the Oakley JV Transaction shall not be considered an Acquisition Proposal.

“affiliate” has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

“allowable capital loss” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Alternative Transaction” has the meaning ascribed to such term in this Circular under the heading “The Voting Support Agreements – Excellon Voting Support Agreements”.

“Ancillary Resolutions” has the meaning ascribed to such term in the Circular under the heading “The Voting Support Agreements – Excellon Voting Support Agreements”. “Arbutus Agreement” has the meaning ascribed to such term in this Circular under the heading “Securities Law Matters – Multilateral Instrument 61-101 – Business Combination”.

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated February 24, 2020 between Excellon and Otis including all schedules attached thereto, together with the Excellon Disclosure Letter and the Otis Disclosure Letter, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the full text of which may be viewed on SEDAR (www.sedar.com) under Excellon’s and Otis’ issuer profiles, respectively.

“Arrangement Consideration” means 0.23 of an Excellon Share for each Otis Share.

“Arrangement Resolution” means the special resolution of the Otis Shareholders voting at the Otis Meeting, in person or by proxy, approving the Arrangement, the Plan of Arrangement and the Arrangement Agreement, substantially in the form set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

“active commodities business exclusion” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”.

“associate” has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

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“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder.

“Bridge Loan” means the bridge loan of $500,000 made available to Otis by Excellon as more particularly described under the heading “Bridge Loan”.

“Bridge Loan Agreement” has the meaning ascribed to such term in this Circular under the heading “Bridge Loan”.

“Broadridge” means Broadridge Investor Communications Corporation in Canada and its counterpart in the United States.

“business combination” has the meaning ascribed to such term in MI 61-101.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or Vancouver, British Columbia, Canada.

“Canada–US Tax Treaty” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Excellon Shares”.

“Canadian Securities Laws” means applicable Canadian provincial and territorial Securities Laws.

“CDS” means CDS Clearing and Depositary Services Inc. or its nominee, which at the date hereof is CDS & Co.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Change in Recommendation” means to withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party, the approval, recommendation or declaration of advisability of the board of directors of the Party of either the Arrangement, the Arrangement Agreement, the Arrangement Resolutions (in the case of Otis) or the Share Issuance Resolution (in the case of Excellon) as the case may be.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Circular” means this joint management information circular for the Excellon Meeting and the Otis Meeting, including all schedules hereto, and all amendments and supplements hereto.

“Code” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“Combined Company” means Excellon and all of its subsidiaries immediately following the completion of the Arrangement.

“Commissioner of Competition (Canada)” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his or her designee.

“Competition Act” means the Competition Act (Canada) R.S.C. 1985, c. C-34, and the regulations thereunder, all as amended from time to time.

“Controlling Individual” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Convention” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

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“Cormark Fairness Opinion” means the fairness opinion of Cormark Securities dated February 22, 2020 delivered to the Otis Board, a copy of which is attached as Schedule “E” – “Fairness Opinion of Cormark Securities” to this Circular.

“Cormark Securities” means Cormark Securities Inc.

“Court” means the Supreme Court of British Columbia.

“Credit Agreement” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Excellon” to this Circular under the heading “Sprott Credit Facility”.

“CRA” means the Canada Revenue Agency.

“Depositary” means TSX Trust Company, appointed for the purpose of, among other things, exchanging certificates representing Otis Shares for certificates representing Excellon Shares in connection with the Arrangement.

“Dissent Procedures” means the procedures to be taken by an Otis Shareholder in exercising Dissent Rights.

“Dissent Rights” means the right to dissent to the Arrangement provided under Division 2 of Part 8 of the BCBCA, as set out in Schedule “I” – “Business Corporations Act (British Columbia) – Sections 237 to 247” to this Circular, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

“Dissenting Non-Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Dissenting Otis Shareholders” means Registered Otis Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Procedures and whose Dissent Rights have not terminated.

“Effective Date” means the date Excellon and Otis agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date shall be after all of the conditions precedent to the completion of the Arrangement Agreement and the Final Order have been satisfied or waived.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties may, prior to the Effective Date, agree to in writing.

“Eligible persons” has the meaning ascribed to such term in Schedule “P” – “Annual Matters of Otis” to this Circular under the heading “Material Mineral Projects – Oversight and Description of Director and Named Executive Officer Compensation – Option-Based Awards”.

“Event of Default” has the meaning ascribed to such term in the Circular under the heading “Bridge Loan”.

“Evolución Project” has the meaning ascribed to such term in Schedule “J”– “Information Concerning Excellon” to this Circular under the heading “Summary Description of the Business”.

“Excellon” means Excellon Resources Inc.

“Excellon Consolidation Resolution” means the proposed shareholder resolution to consolidate all of the issued and outstanding Excellon Shares on the basis of a consolidation ratio to be selected by the board of directors of Excellon, in its sole discretion, provided that the consolidation ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares.

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“Excellon AIF” means the annual information form of Excellon dated March 29, 2019 for the fiscal year ended December 31, 2018, which may be viewed on SEDAR (www.sedar.com) under Excellon’s issuer profile.

“Excellon Board” means the board of directors of Excellon, as the same is constituted from time to time.

“Excellon Consolidation” has the meaning ascribed to such term in the Circular under the heading “The Excellon Consolidation”.

“Excellon Consolidation Ratio” has the meaning ascribed to such term in the Circular under the heading “The Excellon Consolidation”.

“Excellon Disclosure Letter” means the letter dated February 24, 2020 delivered by Excellon to Otis in the form accepted by and initialed on behalf of Otis with respect to certain matters in the Arrangement Agreement.

“Excellon DSU” means the outstanding deferred share units issued pursuant to the Excellon DSU Plan representing the right to receive for each vested deferred share unit, one Excellon Share or cash equal to the fair market value of one Excellon Share, at the time, in the manner, and subject to the terms, set forth in the Excellon DSU Plan and the applicable grant agreement.

“Excellon DSU Plan” means the deferred share unit plan of Excellon dated December 11, 2013, as amended and restated on April 29, 2014, most recently approved by Excellon Shareholders on May 10, 2017.

“Excellon Meeting” means the special meeting, including any adjournments or postponements thereof, of the Excellon Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Share Issuance Resolution and the Excellon Consolidation Resolution.

“Excellon Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Excellon Options” means the outstanding options to purchase Excellon Shares granted under the Excellon stock option plan.

“Excellon Proxy” means the form of proxy (on green paper) delivered to Excellon Shareholders.

“Excellon/Otis CA” has the meaning ascribed to such term in the Circular under the heading “The Arrangement – Background to the Arrangement”.

“Excellon Record Date” means March 13, 2020.

“Excellon RSU” means the outstanding restricted share units issued pursuant to the Excellon RSU Plan representing the right to receive for each vested restricted share unit, one Excellon Share or cash equal to the fair market value of one Excellon Share, at the time, in the manner, and subject to the terms, set forth in the Excellon RSU Plan and the applicable grant agreement.

“Excellon RSU Plan” means the restricted share unit plan of Excellon dated December 11, 2013, as amended and restated on March 25, 2014, most recently approved by Excellon Shareholders on May 10, 2017.

“Excellon Shareholder Approval” means, in respect of the Share Issuance Resolution, approval by at least a majority of the votes cast on the Share Issuance Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting, and in respect of the Excellon Consolidation Resolution, approval by at least 66 ⅔% of the votes cast on the Excellon Consolidation Resolution by the Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

“Excellon Shareholders” means the holders of Excellon Shares and “Excellon Shareholder” means any one of them.

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“Excellon Shares” means common shares in the capital of Excellon.

“Excellon Special Committee” means the special committee of the Excellon Board formed to, among other things, review and evaluate the Arrangement, oversee and supervise the process carried out by Excellon in negotiating and entering into the Arrangement Agreement and to make recommendations to the Excellon Board with respect to any such proposed transaction.

“Excellon Subsidiaries” means, collectively, Excellon Holdings Inc.; Excellon New Mining Projects, S.A. de C.V., Lateegra Gold Corp.; Minera Excellon de Mexico S.A. de C.V.; Prestadora de Servicios Miguel Auza S.A. de C.V.; San Pedro Resources, S.A. de C.V.; Saxony Silver Corp.; Silver Eagle Mines Inc.; and Servicios Mineros San Pedro S.A. de C.V.;

“Excellon Transfer Agent” means TSX Trust Company.

“Excellon Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Otis and the Supporting Excellon Shareholders, setting forth the terms and conditions upon which, among other things, the Supporting Excellon Shareholders have agreed to vote their Excellon Shares in favour of the Share Issuance Resolution.

“Excellon Warrant” means a common share purchase warrant of Excellon.

“Excess Distribution” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”.

“Exchange Ratio” means 0.23.

“EXN Shareholder” has the meaning ascribed to such term in the Circular under the heading “The Arrangement – Background to the Arrangement”.

“Expiry Time” has the meaning ascribed to such term in the Circular under the heading “The Voting Support Agreements – Otis Voting Support Agreements”.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, (including all amendments thereto made prior to the Effective Time), in a form acceptable to both Otis and Excellon, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with consent of both Otis and Excellon, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Otis and Excellon, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

“Final Proscription Date” has the meaning ascribed to such term in this Circular under the heading “Procedure for Exchange of Otis Shares – Cancellation of Rights after Six Years”.

“First LOI” has the meaning ascribed to such term in the Circular under the heading “The Arrangement – Background to the Arrangement”.

“Form 51-102F5” means Form 51-102F5 – Information Circular.

“Form 51-102F6V” means Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

“Former Otis Optionholders” means, at and following the Effective Time, the holders of Otis Options immediately prior to the Effective Time.

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“Former Otis Shareholders” means, at and following the Effective Time, the holders of Otis Shares immediately prior to the Effective Time (other than Dissenting Otis Shareholders).

“forward-looking statements” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular – Cautionary Statement Regarding Forward Looking Statements”.

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX.

“Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Interim Order” means the interim order of the Court rendered February 2, 2020, as may be further varied and amended, providing for, among other things, the calling and holding of the Otis Meeting, attached as Schedule “H” – “Interim Order” to this Circular.

“IRS” means the U.S. Internal Revenue Service.

“Kilgore Project” means the mineral resource property more fully described in the Kilgore Report.

“Kilgore Report” means the “Independent Technical Report and Preliminary Economic Assessment Kilgore Project Clark County, Idaho, USA” prepared for Otis by Global Resource Engineering, Ltd. and authored by David Rowe, Terre Lane, Jeffrey Todd Harvey and J.J. Brown, effective as of July 30, 2019 and issued as of August 26, 2019.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

“Letter of Transmittal” means a letter of transmittal on blue paper, a form of which accompanies this Circular, to be completed by Otis Shareholders in connection with the Arrangement.

“Material Adverse Effect” means, means, in respect of any Party, any one or more changes, effects, events, occurrences, circumstances or states of fact, that (i) either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole or (ii) materially impairs or delays, or could reasonably be expected to materially impair or delay, the consummation of the transaction contemplated herein or the ability of a Party to perform its obligations hereunder, other than any change, effect, event or occurrence: (i) relating to the global economy, political conditions or securities markets in general; (ii) affecting the industry in which that Party and its subsidiaries and material joint ventures operate in general; (iii) any natural disaster or the commencement or continuation of any war, armed hostilities or acts of terrorism; (iv) relating to a change in the market trading price of publicly traded securities of that Party, either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof, or related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii), (v) or (vi) hereof; (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Party any of its subsidiaries and material joint ventures) or in IFRS; or (vi) attributable to the announcement, pendency or consummation of the Arrangement Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement; provided, however, that such effect referred to in clause (i), (ii), (iii), or (v) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate.

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“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Otis Shareholders” means all Otis Shareholders, other than any Otis Shareholder that meets the criteria set out in Section 8.1(2)(a)-(d) of MI 61-101.

“Named Executive Officers” or “NEOs” has the meaning ascribed to such term in Form 51-102F6V.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Non-Registered Otis Shareholder” means a non-registered holder of Otis Shares.

“Non-Registered Excellon Shareholder” means a non-registered holder of Excellon Shares.

“Non-Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Notice of Hearing of Petition” means the notice of hearing of petition in respect of the Arrangement, a copy of which is attached as Schedule “G” – “Notice of Hearing of Petition” to this Circular.

“Notice to Proceed” has the meaning ascribed to such term in this Circular under the heading “The Arrangement – Dissent Rights – Sections 237 to 247 of the BCBCA”.

“NYSE American” means the NYSE American LLC stock exchange.

“Oakley Property” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Otis” to this Circular under the heading “Business of the Corporation”.

“Oakley JV Transaction” means the proposed joint venture between Otis and Centerra Gold Inc. in connection with the Oakley Property as more particularly described in a letter of intent dated January 31, 2020;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder.

“Otis” means Otis Gold Corp., a corporation existing under the BCBCA, and all successors thereto.

“Otis Annual Resolutions” has the meaning ascribed to such term in the Notice of Annual and Special Meeting of Otis accompanying this Circular under the heading “Summary of Circular – Purpose of the Otis Meeting”.

“Otis Audit Committee” means the audit committee of the Otis Board.

“Otis Audit Committee Charter” means the charter for the Otis Audit Committee as set out in Appendix “A” of Schedule “P” – “Annual Matters of Otis” to this Circular.

“Otis Board” means the board of directors of Otis, as the same is constituted from time to time.

“Otis Disclosure Letter” means the letter dated February 24, 2020 and delivered by Otis to Excellon in the form accepted by and initialed on behalf of Excellon with respect to certain matters in the Arrangement Agreement.

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“Otis Financial Statements” shall have the meaning ascribed to such term in Schedule “P” – “Annual Matters of Otis” to this Circular under the heading “Financial Statements and Copies of Meeting Materials”.

“Otis Management Proxyholder” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information – Otis Shareholders – Otis Shareholders Entitled to Vote”.

“Otis Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of the Otis Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution.

“Otis Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Otis Option In-The-Money Amount” means, in respect of any Otis Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Otis Shares that a holder is entitled to acquire on exercise of such Otis Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares.

“Otis Optionholders” means the holders of Otis Options and “Otis Optionholder” means any one of them.

“Otis Options” means options to purchase Otis Shares outstanding immediately prior to the Effective Time and issued pursuant to the Otis Stock Option Plan.

“Otis Proxy” means the form of proxy (on yellow paper) delivered to Otis Shareholders.

“Otis Record Date” means March 13, 2020.

“Otis Shareholder Approval” means the requisite approval for the Arrangement Resolution, being 66 ⅔% of the votes cast on the Arrangement Resolution by the holders of Otis Shares, present in person or represented by proxy and entitled to vote at the Otis Meeting.

“Otis Shareholders” means the holders of Otis Shares and “Otis Shareholder” means any one of them.

“Otis Shares” means the common shares in the capital of Otis.

“Otis Special Committee” means the special committee of the Otis Board established to consider and make recommendations to the Otis Board regarding the Arrangement.

“Otis Stock Option Plan” means the stock option plan of Otis as approved by the Otis Shareholders.

“Otis Subsidiary” means Otis Capital USA Corp.

“Otis Transfer Agent” means Computershare Trust Company of Canada.

“Otis Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Excellon and the Supporting Otis Shareholders setting forth the terms and conditions upon which, among other things, the Supporting Otis Shareholders have agreed to vote their Otis Shares in favour of the Arrangement Resolution.

“Otis Warrantholders” means, at and following the Effective Time, the holders of Otis Warrants.

“Otis Warrants” means warrants exercisable into Otis Shares outstanding immediately prior to the Effective Time.

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“Outside Date” means the date by which the Arrangement contemplated by the Arrangement Agreement is to be completed, which date shall be June 30, 2020, subject to extension pursuant to section 2.5(b) of the Arrangement Agreement.

“Parties” means Excellon and Otis and “Party” means any of them.

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Petition to the Court” means the petition to the Court in respect of the Arrangement, a copy of which is attached as Schedule “F” – “Petition to the Court” to this Circular.

“PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Arrangement – Exchange of Otis Shares for Excellon Shares in the Arrangement”.

“PI Financial” means PI Financial Corp.

“PI Financial Fairness Opinion” means the fairness opinion of PI Financial delivered to the Excellon Board dated February 24, 2020, a copy of which is attached as Schedule “D” – “Fairness Opinion of PI Financial” to this Circular.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Schedule “C” – “Plan of Arrangement” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court.

“Platosa Project” means the 14,000 hectares mineral concessions in Durango State, Mexico, as more fully described in the Platosa Report.

“Platosa Report” means the NI 43-101 report entitled “Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico” prepared for the Company by Michael Selby, P.Eng., Sebastien Bernier, P.Geo., Mark Liskowich, P.Geo., and Blair Hrabi, P.Geo., of SRK Consulting (Canada) Inc., Chantal Jolette, P.Geo., of Analytical Solutions Ltd. and Ben Pullinger, P.Geo. and Denis Flood, P.Eng. dated September 7, 2018.

“Principal Amount” has the meaning ascribed to such term in the Circular under the heading “Bridge Loan”.

“Proposed PFIC Regulations” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Arrangement – Application of the Passive Foreign Investment Company Rules to Arrangement”.

“Proxy Solicitation Agent” means Laurel Hill Advisory Group.

“QEF” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”.

“QEF election” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Excellon Shares– Passive Foreign Investment Company Rules”.

“Qualified Persons” has the meaning ascribed to such term in NI 43-101.

“RDSP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

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“Receiving Party” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Accept a Superior Proposal”.

“Registered Excellon Shareholder” means a registered holder of Excellon Shares as recorded in the shareholder register of Excellon maintained by TSX Trust Company.

“Registered Otis Shareholder” means a registered holder of Otis Shares as recorded in the shareholder register of Otis maintained by Computershare Trust Company of Canada.

“Registered Plans” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Registrar” means the Registrar of Companies under the BCBCA.

“Regulations” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“Replacement Excellon Option” has the meaning ascribed to such term in the Plan of Arrangement.

“Replacement Excellon Option In-The-Money Amount” in respect of any Replacement Excellon Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Excellon Shares that a holder is entitled to acquire on exercise of the Replacement Excellon Option from and after the Effective Time exceeds the amount payable to acquire such shares.

“Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RESP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Responding Party” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Accept a Superior Proposal”.

“Response to Petition” has the meaning ascribed to such term in this Circular under the heading “The Arrangement – Securityholder and Court Approvals – Court Approval of the Arrangement”.

“Roberts Agreement” has the meaning ascribed to such term in this Circular under the heading “Securities Law Matters – Multilateral Instrument 61-101 – Business Combination”.

“RRIF” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“RRSP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“SEC” has the meaning ascribed to such term in the Circular under the heading “Note to U.S. Securityholders”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

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“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Issuance Resolution” means the ordinary resolution of the Excellon Shareholders voting at the Excellon Meeting, present in person or represented by proxy, approving the issuance of the Excellon Shares constituting the Arrangement Consideration, the Excellon Shares issuable upon the exercise of the Replacement Excellon Options and the Excellon Shares issuable upon the exercise of the Otis Warrants, substantially in the form set out in Schedule “A” – “Resolutions to be Approved at the Excellon Meeting” to this Circular; to be effective, the Share Issuance Resolution must be approved at the Excellon Meeting by at least a majority of the votes cast on the Share Issuance Resolution by Excellon Shareholders present in person or represented by proxy and entitled to vote at the Excellon Meeting.

“Sprott Lending” means Sprott Private Resource Lending II Collector, LP.

“Subject Otis Securities” means all of the Otis Shares, (including any Otis Shares issued upon the exercise of the Otis Options, Otis Warrants or acquired by the Supporting Otis Shareholder on or following the date of such Supporting Otis Shareholder’s Otis Voting Support Agreement and prior to the meeting of Otis Shareholders to approve the Arrangement Resolution) that are beneficially owned by, or over which control or direction is exercised by, the Supporting Otis Shareholder and which are entitled to be voted at such meeting.

“Subject Excellon Securities” means all of the Excellon Shares, (including any Excellon Shares issued upon the exercise or vesting (as applicable) of the Excellon Options, Excellon Warrants, Excellon RSUs and Excellon DSUs or acquired by the Supporting Excellon Shareholder on or following the date of such Supporting Excellon Shareholder’s Excellon Voting Support Agreement and prior to the Excellon Meeting) that are beneficially owned by, or over which control or direction is exercised by, the Supporting Excellon Shareholder and which are entitled to be voted at such meeting.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

“Subsidiary PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Excellon Shares – Passive Foreign Investment Company Rules”.

“Superior Proposal” means (i) with respect to Excellon, a bona fide written Acquisition Proposal made by a third party or group of persons with whom Excellon deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of Excellon or not less than all of the common shares of Excellon, whether by way of merger, amalgamation, statutory arrangement, share exchange, take- over bid, tender offer, business combination, or otherwise, and that the Excellon Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) is fully financed; (d) is offered or made to all Excellon Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; (e) did not result from a breach of Section 6.1 of the Arrangement Agreement; (f) complies with applicable Securities Laws and would, in the opinion of the Excellon Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Excellon Shareholders from a financial point of view, than the terms of the Arrangement (including any amendments proposed by Otis pursuant to Section 6.2(b)) of the Arrangement Agreement; and (ii) with respect to Otis, a bona fide written Acquisition Proposal made by a third party or group of persons with whom Otis deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of Otis or not less than all of the common shares of Otis, whether by way of merger, amalgamation, statutory arrangement, share exchange, take-over bid, tender offer, business combination, or otherwise, and that the Otis Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) is fully financed; (d) is offered or made to all Otis Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; (e) did not result from a breach of Section 6.1 of the Arrangement Agreement; (f) complies with applicable Securities Laws and would, in the opinion of the Otis Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Otis Shareholders (other than Excellon and its affiliates), from a financial point of view, than the terms of the Arrangement (including any amendments proposed by Excellon pursuant to Section 6.2(b)) of the Arrangement Agreement.

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“Superior Proposal Notice” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Accept a Superior Proposal”.

“Supporting Otis Shareholders” means the Otis Shareholders who are party to the Otis Voting Support Agreements.

“Supporting Excellon Shareholders” means the Excellon Shareholders who are party to the Excellon Voting Support Agreements.

“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder, as may be amended from time to time.

“Tax Proposals” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“taxable capital gain” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Termination Fee” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Accept a Superior Proposal”.

“TFSA” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Transaction” means the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“TSXV Policy 5.9” means Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the Corporate Finance Manual of the TSXV.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. GAAP” means United States generally accepted accounting principles and standards.

“U.S. Holder” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“U.S. person” means a U.S. person, as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. Securities Laws” means all applicable securities legislation in the U.S., including without limitation, the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the U.S.

“U.S. Securityholders” means those Otis Securityholders that are U.S. residents.

“VIF” has the meaning ascribed to such term in this Circular under the heading “Excellon Shareholders – Questions and Answers about the Arrangement”.

“Voting Support Agreements” means, collectively, the Excellon Voting Support Agreements and the Otis Voting Support Agreements.

“1933 Act” means the United States Securities Act of 1933, as amended.

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Consent of PI FINANCIAL

To:	Excellon Resources Inc.

And to:	Otis Gold Corp.

We have read the joint management information circular of Excellon Resources Inc. (“Excellon”) and Otis Gold Corp. (“Otis”) dated March 13, 2020 (the “Circular”) relating to the special meeting of shareholders of Excellon and the annual and special meeting of shareholders of Otis each meeting of which is convened to approve resolutions relating to the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia). We consent to the inclusion in the Circular of our fairness opinion dated February 24, 2020, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular.

“PI Financial Corp.”

Vancouver, British Columbia, Canada

March 13, 2020

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Consent of CORMARK SECURITIES

To:	Excellon Resources Inc.

And to:	Otis Gold Corp.

We refer to the fairness opinion dated February 22, 2020, which we prepared for the Special Committee of the Board of Otis Gold Corp. (“Otis”) in connection with the proposed plan of arrangement between Otis and Excellon Resources Inc. (“Excellon”). We consent to the inclusion in the joint management information circular of Excellon and Otis dated March 13, 2020 (the “Circular”), of our fairness opinion dated February 22, 2020, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular. In providing such consent, Cormark Securities does not intend that any person, other than the Special Committee of Otis, will rely on our fairness opinion.

“Cormark Securities Inc.”

Toronto, Ontario, Canada

March 13, 2020

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Schedule “A”
RESOLUTIONS TO BE APPROVED AT THE EXCELLON MEETING

WHEREAS Excellon Resources Inc. (“Excellon”) has entered into an arrangement agreement dated February 24, 2020 (the “Arrangement Agreement”) with Otis Gold Corp. (“Otis”) to complete a transaction (the “Arrangement”) pursuant to a plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) whereby (i) Excellon would acquire all of the issued and outstanding common shares of Otis (the “Otis Shares”) which it does not already own in exchange for common shares of Excellon (“Excellon Shares”) on the basis of 0.23 of an Excellon Share (the “Arrangement Consideration”) for each Otis Share, (ii) all of the outstanding options to acquire Otis Shares not exercised by the holder thereof prior to the effective time of the Arrangement would be exchanged for such number of options (“Replacement Excellon Options”) to acquire Excellon Shares on the terms and conditions set out in the Plan of Arrangement, and (iii) all of the outstanding warrants to purchase Otis Shares (“Otis Warrants”) would, upon subsequent exercise of such Otis Warrants, be entitled to receive, in lieu of each Otis Share which such holder would otherwise have been entitled to receive, 0.23 of an Excellon Share for each Otis Warrant exercised;

AND WHEREAS pursuant to Section 611(c) of the TSX Company Manual, Excellon wishes to obtain the approval of the existing holders of Excellon Shares (“Excellon Shareholders”) in respect of the Excellon Shares issuable under the Arrangement, as the number of Excellon Shares issued or issuable in payment of the purchase price under the Arrangement exceeds 25% of the Excellon Shares outstanding on a non-diluted basis;

AND WHEREAS in satisfaction of the above-noted requirement under Section 611(c) of the TSX Company Manual, Excellon wishes to obtain the approval of the Excellon Shareholders of the issuance of up to 44,714,450 Excellon Shares issuable under the Arrangement;

SHARE ISSUANCE RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	the issuance of up to 44,714,450 Excellon Shares pursuant to the Arrangement, comprising:

(i)	the Excellon Shares to be issued in payment of the Arrangement Consideration pursuant to the terms of the Arrangement Agreement;

(ii)	the Excellon Shares to be issued upon the due exercise of the Replacement Excellon Options pursuant to the terms of the Plan of Arrangement; and

(iii)	the Excellon Shares to be issued upon the due exercise of Otis Warrants pursuant to the terms of the Plan of Arrangement,

as described in the Circular, is hereby approved;

2.	any officer or director of Excellon is hereby authorized and directed for and on behalf of Excellon to execute or cause to be executed, under the corporate seal of Excellon or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing; and

3.	the board of directors of the Excellon be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

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EXCELLON CONSOLIDATION RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	Excellon be, and it hereby is, authorized to amend the articles of Excellon to implement a consolidation of Excellon Shares (the “Excellon Consolidation”) on the basis of a consolidation ratio to be selected by the board of directors of Excellon, in its sole discretion, provided that the consolidation ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Share and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Share, and any fractional Excellon Shares resulting from such Excellon Consolidation shall be cancelled without payment or compensation therefor.

2.	Excellon be, and it hereby is, authorized to file articles of amendment with the Director appointed under Section 278 of the Business Corporations Act (Ontario).

3.	Excellon be, and it hereby is, authorized to make an application (or applications) to the Toronto Stock Exchange for approval of the Excellon Consolidation.

4.	any officer or director of Excellon is hereby authorized and directed for and on behalf of Excellon to execute or cause to be executed, under the corporate seal of Excellon or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing; and

5.	the board of directors of Excellon be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

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Schedule “B”
RESOLUTIONS TO BE APPROVED AT THE OTIS MEETING

ARRANGEMENT RESOLUTION

NOW THEREFORE BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Otis Gold Corp. (“Otis”) pursuant to the arrangement agreement (the “Arrangement Agreement”) between Otis and Excellon Resources Inc. (“Excellon”) dated February 24, 2020, all as more particularly described and set forth in the joint management information circular of Otis and Excellon dated March 13, 2020 (the “Circular”) accompanied by the notice of the meeting (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”) involving Otis and complementing the Arrangement, the full text of which is set out as Schedule “C” to the Circular is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and the transactions contemplated therein, the actions of the directors of Otis in approving the Arrangement and the actions of the directors and officers of Otis in executing and delivering the Arrangement Agreement and in causing the performance by Otis of its obligations thereunder and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Otis be and is hereby authorized to apply for a Final Order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Otis Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of Otis are hereby authorized and empowered, without further notice to, or approval of, the holders of common shares of Otis:

(i)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any one director or officer of Otis be and is hereby authorized and directed for and on behalf of Otis to make an application to the Court for an order approving the Arrangement and to execute, whether under the corporate seal of Otis or otherwise, and deliver, or cause to be delivered, such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such documents.

7.	Any one director or officer of Otis be and is hereby authorized and directed for and on behalf of Otis to execute or cause to be executed, whether under the corporate seal of Otis or otherwise, and deliver or cause to be delivered, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to perform or cause to be performed all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, including:

(i)	all actions required to be taken by or on behalf of Otis, all necessary filings and the receipt of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Otis,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Otis Annual resolutions

ELECTION OF DIRECTORS

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	The number of directors to serve on the board of directors of Otis for the ensuing year will be fixed at six.

2.	A total of six nominees will be proposed as directors for election by the Otis Shareholders at the annual and special meeting of Otis Shareholders for the current year, as set out in the Circular.

3.	If elected, each director will hold office until the next annual meeting of Otis Shareholders or until such person’s successor is elected or appointed.

4.	Otis Shareholders can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

APPOINTMENT OF AUDITORS RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	D+H Group, LLP Chartered Professional Accountants, be appointed as independent auditors of Otis for the fiscal year ending June 30, 2020 and that the directors of Otis be authorized to establish the remuneration of such auditors.

OTIS STOCK OPTION PLAN RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	The Otis Stock Option Plan (as defined in the Arrangement Agreement), as set out in the Circular, be and is hereby re-approved.

2.	The form of the Otis Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of Otis;

3.	Otis has the ability to continue granting Otis Options (as defined in the Arrangement Agreement) under the Otis Stock Option Plan until the next annual general meeting.

4.	Any one director or officer of Otis be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution, without limitation making including appropriate application to and filing with the TSX Venture Exchange.

5.	Notwithstanding the approval of the shareholders of Otis as herein provided, the Otis Board may, in its sole discretion, at any time suspend or terminate the Otis Stock Option Plan or revoke this resolution before it is acted upon, without further approval of the shareholders of Otis.

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Schedule “C”
Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 of the Arrangement Agreement or the provisions hereof or made at the direction of the Court in the Final Order with the consent of Otis and Excellon, each acting reasonably;

(b)	“Arrangement Agreement” means the agreement made as of February 24, 2020 between Otis and Excellon, including the schedules thereto, as the same may be supplemented or amended from time to time prior to the Effective Date;

(c)	“Arrangement Resolutions” means the special resolution to be considered and, if thought fit, passed by the Otis Shareholders at the Otis Meeting to approve the Arrangement and related matters to be substantially in the form and content of Schedule “D” to the Arrangement Agreement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder;

(e)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Court” means the Supreme Court of British Columbia;

(g)	“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Otis Shares for the Share Consideration in connection with the Arrangement;

(h)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

(i)	“Dissenting Otis Shareholder” means a registered holder of Otis Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolutions in strict compliance with the dissent procedures set out in the BCBCA, as modified by Article 4.1 of the Plan of Arrangement, the Interim Order and the Final Order and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights;

(j)	“Dissenting Shares” means the Otis Shares held by Dissenting Otis Shareholders in respect of which such Dissenting Otis Shareholders have given notice of dissent in accordance with the BCBCA, as modified by Article 4.1 of the Plan of Arrangement and the Interim Order and who, as of the Effective Time, has not withdrawn or lost such Dissent Rights;

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(k)	“Effective Date” means the date Excellon and Otis agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date will be after all of the conditions precedent to the completion of the Arrangement specified in the Arrangement Agreement and the Final Order have been satisfied or waived;

(l)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Otis and Excellon may agree upon in writing before the Effective Date;

(m)	“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(n)	“Excellon” means Excellon Resources Inc., a corporation under the laws of Ontario;

(o)	“Excellon Shares” means common shares in the capital of Excellon;

(p)	“Exchange Ratio” means 0.23;

(q)	“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement (including all amendments thereto made prior to the Effective Time), in a form acceptable to both Otis and Excellon, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Otis and Excellon, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Otis and Excellon, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(r)	“Former Otis Optionholders” means, at and following the Effective Time, the holders of Otis Options immediately prior to the Effective Time;

(s)	“Former Otis Shareholders” means, at and following the Effective Time, the holders of Otis Shares immediately prior to the Effective Time (other than Dissenting Otis Shareholders);

(t)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX;

(u)	“holder”, when used with reference to any securities of Otis, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Otis in respect of such securities;

(v)	“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, and made pursuant to the BCBCA, in a form and substance acceptable to Otis and Excellon, each acting reasonably, providing for, among other things, the calling and holding of the Otis Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of both Otis and Excellon, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

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(w)	“Otis” means Otis Gold Corp., a corporation incorporated under the laws of the Province of British Columbia;

(x)	“Otis Meeting” means the special meeting of the Otis Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions;

(y)	“Otis Option In-The-Money Amount” means, in respect of any Otis Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Otis Shares that a holder is entitled to acquire on exercise of such Otis Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares;

(z)	“Otis Option” means an option to acquire an Otis Share granted pursuant to the Otis Stock Option Plan which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested;

(aa)	“Otis Optionholder” means a holder of one or more Otis Options;

(bb)	“Otis Securityholders” means, together, the Otis Shareholders and Otis Optionholders;

(cc)	“Otis Shareholder” means a holder of one or more Otis Shares;

(dd)	“Otis Shares” means the common shares without par value in the capital of Otis;

(ee)	“Otis Share Letter of Transmittal” means the letter of transmittal to be delivered by Otis to the Otis Shareholders providing for the delivery of Otis Shares to the Depositary;

(ff)	“Otis Stock Option Plan” means the stock option plan of Otis most recently re-approved by the Otis Shareholders on February 5, 2019;

(gg)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with the Arrangement Agreement or in accordance with the terms hereof or made at the direction of the Court in the Final Order with the prior written consent of Otis and Excellon, each acting reasonably;

(hh)	“Replacement Excellon Option” shall have the meaning ascribed to such term in Section 3.1(c);

(ii)	“Replacement Excellon Option In-The-Money Amount” in respect of any Replacement Excellon Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Excellon Shares that a holder is entitled to acquire on exercise of the Replacement Excellon Option from and after the Effective Time exceeds the amount payable to acquire such shares;

(jj)	“Share Consideration” means 0.23 of an Excellon Share for each Otis Share;

(kk)	“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended;

(ll)	“TSX” means the Toronto Stock Exchange;

(mm)	“TSX-V” means the TSX Venture Exchange; and

(nn)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

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1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement. The terms “Plan of Arrangement”, “this Plan of Arrangement”, “the Plan of Arrangement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Plan of Arrangement in its entirety and not any particular provision hereof.

1.3	Number and Gender

In the Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, word importing the use of any gender shall include both gender and neutral.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.7	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada and “$” refers to Canadian dollars.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of the Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective at and after, the Effective Time and shall be binding upon Excellon, Otis, the Former Otis Shareholders, the Dissenting Otis Shareholders (if any), the Former Otis Optionholders and the Depositary.

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Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Otis, Excellon or any other person:

(a)	each Otis Share held by a Dissenting Otis Shareholder who has validly exercised their Dissent Rights and which Dissent Rights remain valid immediately prior to the Effective Time, shall be deemed to be acquired by Otis from the Dissenting Otis Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, and shall be cancelled in consideration for a debt claim against Otis for an amount determined and payable in accordance with Article 4 hereof, and:

(i)	such Dissenting Otis Shareholders shall cease to be the holders of such Otis Shares and to have any rights as holders of such Otis Shares, other than the right to be paid fair value for such Otis Shares (with Otis funds not directly or indirectly provided by Excellon or any affiliate of Excellon), as set out in Article 4 hereof;

(ii)	such Dissenting Otis Shareholders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and

(iii)	such Otis Shares shall be cancelled and returned to treasury;

(b)	each Otis Share outstanding (other than Otis Shares held by a Dissenting Otis Shareholder, Excellon or any subsidiary of Excellon) shall be transferred to Excellon in exchange for the Share Consideration, and:

(i)	the holders of such Otis Shares shall cease to be the holders thereof and to have any rights as holders of such Otis Shares, other than the right to receive the Share Consideration in respect of such Otis Shares in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed as the holders of such Otis Shares from the register of Otis Shares maintained by or on behalf of Otis; and

(iii)	Excellon shall be deemed to be the transferee of such Otis Shares, free and clear of all Encumbrances, and shall be entered in the register of Otis Shares maintained by or on behalf of Otis as the holder of such Otis Shares; and

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(c)	each Otis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for an option (each a “Replacement Excellon Option”) to acquire from Excellon, other than as provided herein, the number of Excellon Shares equal to the product obtained when (A) the number of Otis Shares subject to such Otis Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issuable shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when (A) the exercise price per Otis Share subject to each such Otis Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Otis Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount in respect of a Replacement Excellon Option exceeds the Otis Option In-The- Money Amount in respect of the Otis Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Option In-The-Money Amount in respect of the Otis Option. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the Otis Stock Option Plan and the agreement evidencing the grant of such Otis Option with respect to such terms and conditions. Any document previously evidencing an Otis Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued.

3.2	Post Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Excellon shall deliver or arrange to be delivered to the Depositary the Share Consideration, including certificates representing Excellon Shares required to be issued to Former Otis Shareholders, in accordance with the provisions of Section 3.1(b) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Otis Shareholders for distribution to such Former Otis Shareholders in accordance with the provisions of Article 5 hereof.

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Otis Share Letter of Transmittal by a registered Former Otis Shareholder together with certificates, if any, which, immediately prior to the Effective Time represented Otis Shares and such other documents as the Depositary and Excellon may reasonably require, Former Otis Shareholders shall be entitled to receive delivery of the certificates representing Excellon Shares to which they are entitled pursuant to Section 3.1(b) hereof.

3.3	No Fractional Excellon Shares

In no event shall any holder of Otis Shares be entitled to a fractional Excellon Share. Where the aggregate number of Excellon Shares to be issued to an Otis Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Excellon Share being issuable, the number of Excellon Shares to be received by such Otis Shareholder shall be rounded down to the nearest whole Excellon Share and no former Otis Shareholder will be entitled to any compensation in respect of a fractional Excellon Share.

Article 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)	Pursuant to the Interim Order, each registered Otis Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by this Article 4, the Interim Order and the Final Order in respect of the Arrangement, provided that notwithstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolutions must be sent to and received by Otis not later than 5:00 p.m. on the Business Day that is two Business Days before the Otis Meeting or any date to which the Otis Meeting (as it may be postponed or adjourned from time to time). Further holders who duly exercise such Dissent Rights shall be deemed to have transferred their Otis Shares to Otis as of the Effective Time, without any further act or formality and free and clear of any Encumbrances, and if they:

(i)	are ultimately determined to be entitled to be paid fair value for their Dissenting Shares, which fair value shall be determined as of the close of business on the day before the Effective Date, will be entitled to be paid for such fair value by Otis and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of their Otis Shares; or

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(ii)	are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as an Otis Shareholder who has not exercised Dissent Rights and be entitled to receive only the Share Consideration that such holder would have received if such holder had not exercised Dissent Rights;

(b)	In no circumstances will Otis, Excellon or any other person be required to recognize a holder exercising Dissent Rights as a holder of Otis Shares after the completion of the steps set forth in Article 3.1(a), and each Dissenting Otis Shareholder will cease to be entitled to the rights of an Otis Shareholder in respect of the Otis Shares in relation to which such Dissenting Otis Shareholder has exercised Dissent Rights and the central securities register of Otis will be amended to reflect that such former holder is no longer the holder of such Otis Shares as and from the completion of the steps in Article 3.1(a).

(c)	In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Otis Optionholders; and (ii) Otis Shareholders who vote, or instruct a proxyholder to vote, in favour of the Arrangement Resolutions.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Share Consideration

(a)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Otis Shares that were transferred under Section 3.1(b), together with a duly completed Otis Share Letter of Transmittal, such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of Otis or Excellon, as applicable, the former holder of such Otis Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing Excellon Shares that such holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.5.

(b)	Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Otis Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a certificate representing Excellon Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.5.

(c)	Otis and Excellon will cause the Depositary, as soon as a Former Otis Shareholder becomes entitled to the Share Consideration in accordance with Section 3.1(b), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Otis Share Letter of Transmittal;

(ii)	if requested by such former holder in the Otis Share Letter of Transmittal make available at the offices of the Depositary specified in the Otis Share Letter of Transmittal for pick up by such former holder; or

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(iii)	if the Otis Share Letter of Transmittal neither specifies an address as described in Section 5.1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Otis immediately prior to the Effective Time, a certificate representing the Share Consideration to such Former Otis Shareholder in accordance with the provisions hereof.

(d)	No holder of Otis Shares or Otis Options shall be entitled to receive any consideration or entitlement with respect to such Otis Shares or Otis Options other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this section 5.1 and other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Otis Shares that were acquired by Excellon or Otis pursuant to Section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Otis Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing Excellon Shares to which the former holder of such Otis Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Otis Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Otis Shares will, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to Excellon and the Depositary (acting reasonably) in such sum as Excellon may direct or otherwise indemnify Excellon and Otis in a manner satisfactory to Excellon against any claim that may be made against Excellon or Otis with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any Former Otis Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Otis Shareholder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1 hereof, on or before the date that is six years after the Effective Date, on the date that is six years after the Effective Date (i) such former holder will be deemed to have donated and forfeited to Excellon or its successor any Share Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Otis Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Excellon and will be cancelled. Neither Otis nor Excellon, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Otis or Excellon or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4	Distributions with Respect to Un-surrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Excellon Shares with a record date after the Effective Time shall be delivered to the holder of any un-surrendered certificate that, immediately prior to the Effective Time, represented outstanding Otis Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Excellon Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Excellon Shares.

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5.5	Withholding Rights

Otis, Excellon and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any person under the Plan of Arrangement (including any payment to Dissenting Otis Shareholders) such amounts as Otis, Excellon or the Depositary determines, acting reasonably, that it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Otis, Excellon or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Otis Shares or Excellon Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, less deduction and remittance or any applicable tax and any fees related to such sale, shall be paid to the person entitled thereto as soon as reasonably practicable.

5.6	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) the Plan of Arrangement shall take precedence and priority over any and all Otis Shares and Otis Options issued prior to the Effective Time, (b) the rights and obligations of the Otis Securityholders, Otis, Excellon, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in the Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Otis Shares or Otis Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

5.8	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Excellon Shares issued on completion of the Plan of Arrangement to the Otis Shareholders will be issued by Excellon in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	Otis and Excellon reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Otis and Excellon, each acting reasonably, (iii) filed with the Court and, if made following the Otis Meeting, approved by the Court, and (iv) communicated to or approved by the Otis Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Otis at any time prior to the Otis Meeting (provided that Excellon has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Otis Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

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(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Otis Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Otis and Excellon (in each case acting reasonably), and (ii) if required by the Court or applicable law, is consented to by some or all, applicable, of the Otis Securityholders, as applicable, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Excellon provided that it concerns a matter which, in the reasonable opinion of Excellon, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Otis Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 7
TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 8
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of Otis and Excellon will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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Schedule “D”
FAIRNESS OPINION OF PI FINANCIAL

February 24, 2020 The Board of Directors Excellon Resources Inc., 10 King Street East, Suite 200 Toronto, ON M5C 1C3	PI Financial Corp. 1900 - 666 Burrard Street Vancouver, BC, Canada V6C 3N1 Phone 604 664 2900 Fax 604 664 3660 Toll Free 800 810 7022 www.pifinancialcorp.com

To the Board of Directors:

PI Financial Corp. (“PI or “we” or “us”) understands that Excellon Resources Inc. (“Excellon” or the “Company”) and Otis Gold Corp. (“Otis”) propose to enter into an arrangement agreement dated February 24, 2020 (the “Arrangement Agreement”), whereby Excellon will acquire all of the issued and outstanding common shares of Otis (the “Shares”), including any Shares that are issued on the exercise of options or other convertible securities of Otis, pursuant to a plan of arrangement under the under Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each holder of Shares will be entitled to receive 0.23 common shares of Excellon in exchange for each Share held (the “Consideration Shares”). Completion of the Arrangement is subject to approval of the shareholders of the Company (the “Shareholders”), approval of the shareholders of Otis, court approval, and other customary conditions, including, without limitation, receipt of all required regulatory approvals, and the approval of the listing of all of the Consideration Shares by the Toronto Stock Exchange (the “Exchange”). The terms of, and conditions necessary to complete, the Arrangement are set forth more fully in the Arrangement Agreement and will be described in the joint management information circular of the Company (the “Circular”) to be mailed to the Shareholders in connection with the special meeting of the Shareholders to be held to consider and vote upon the approval of the Arrangement (the “Company Meeting”). Full details of the Arrangement are expected to be summarized in the Circular to be filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Board of Directors of Excellon (the “Board”) has retained PI as financial advisor (“Financial Advisor”) to provide an opinion (the “Opinion”) as to whether the value of the consideration to be paid by Excellon is fair, from a financial point of view, to the shareholders of Excellon pursuant to the Arrangement. PI has not been engaged to prepare, and has not prepared, a formal valuation of Excellon or Otis or any of the securities or assets thereof and our Opinion should not be construed as a “formal valuation”.

ENGAGEMENT OF PI FINANCIAL CORP.

The Board initially contacted PI regarding a potential advisory assignment in November 2019. PI was formally engaged by the Board pursuant to an agreement dated February 6, 2020 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, PI agreed to provide Excellon and the Board with various advisory services including provision of the Opinion.

PI will receive a fee for rendering various advisory services under the Engagement Agreement, including the provision of the Opinion, a portion of which is contingent upon the successful completion of the Arrangement. Excellon has also agreed to reimburse PI for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise from PI’s engagement.

CREDENTIALS OF PI FINANCIAL CORP.

PI is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions, corporations, and retail investors. PI has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing opinions. The Opinion expressed herein represents the opinion of PI and its form and content have been approved for release by a fairness review committee consisting of individuals who are experienced in merger, acquisition, divesture, fairness opinions and capital market matters.

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INDEPENDENCE OF PI FINANCIAL CORP.

Neither PI, nor its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Excellon, Otis or any of their respective associates or affiliates (collectively, the “Interested Parties”).

PI has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than (i) syndicate member in Excellon’s August 2019 bought deal prospectus offering; and (ii) Financial Advisor to Excellon and the Board pursuant to the Engagement Agreement.

There are no understandings, agreements or commitments between PI and Excellon or Otis, or any other Interested Party, with respect to any future business dealings except that PI is entitled to participate as co-lead on a financing relating to the Arrangement. PI may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Excellon or any other Interested Party.

PI acts as a securities trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, may have, and may in the future have a long or short positions in the securities of Excellon or Otis, or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, PI conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Excellon, Otis and the Arrangement.

SCOPE OF REVIEW

PI has been retained by the Board to provide this Opinion as to whether the consideration to be paid by Excellon is fair, from a financial point of view, to the shareholders of Excellon pursuant to the Arrangement. In this context, and for the purposes of preparing the Opinion, PI has analyzed financial reports, technical reports, and other information relating to Excellon and Otis, including information derived from discussions with the management of the Company.

The Opinion has been prepared in accordance with Dealer Member Rule 29 of the Investment Industry Regulatory Organization of Canada (“IIROC”) regarding its disclosure standards for formal valuations and fairness opinions; however, IIROC has not been involved in the preparation or review of the Opinion.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i.	the draft Arrangement Agreement between Excellon and Otis;
ii.	the indicative term sheet for the bridge facility between Excellon and Sprott Resource Lending;
iii.	certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Excellon and Otis, including but not limited to:

a.	Otis’ interim financial statements for the three months ended September 30, 2019;
b.	Otis’ management discussion and analysis for the three months ended September 30, 2019;
c.	Otis’ audited annual consolidated financial statements and management discussion and analysis for the fiscal years ended June 30, 2017 and 2018;
d.	Excellon’s interim financial statements for the three and nine months ended September 30, 2019;
e.	Excellon’s management’s discussion and analysis for the three and nine months ended September 30, 2019;
f.	Excellon’s audited annual consolidated financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2017 and 2018; and
g.	Excellon’s annual information form for the year ended December 31, 2018;
h.	NI 43-101 technical report for Otis’ Kilgore Project (filed on SEDAR on Aug 26, 2019); and
i.	NI 43-101 technical report for Otis’ Blue Hill Creek and Matrix Creek targets at the Oakley Project (filed on SEDAR on Sept 22, 2016).

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iv.	discussions with Excellon’s President and Chief Executive Officer, Excellon’s Chief Financial Officer and Vice President, Corporate Development and Otis’ President and Chief Executive Officer;
v.	trading history of Excellon and Otis for the 52-week period ended February 21, 2020;
vi.	reports published by equity research analysts and industry sources regarding Excellon and public entities comparable to Otis;
vii.	net asset value analyses for Excellon and Otis, each on a standalone basis, based on relevant technical reports, equity research reports and financial statements;
viii.	comparative analyses of the premiums and multiples implied under the terms of the Arrangement to those of precedent transactions involving companies we deemed relevant;
ix.	comparative analyses of the multiples implied under the terms of the Arrangement to the trading multiples of similar companies we deemed relevant, adjusted for a control premium;
x.	relative contribution of assets, resources, net asset value, and production by Excellon and Otis to the relative pro forma ownership of Excellon and Otis; and
xi.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

PI has not been asked to prepare and has not prepared a formal valuation of Excellon or Otis or any of their respective securities or assets, and the Opinion should not be construed as such. Subject to the foregoing, PI has conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the Shares or Consideration Shares may trade at on any future date. PI was similarly not engaged to review or provide any legal, tax, regulatory or accounting aspects of the Arrangement, and the Opinion does not address such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any other transaction or the prospects or likelihood of any alternative transaction or any other possible transaction involving Excellon or Otis and their respective assets or securities. The Opinion represents an impartial expert judgment, not a statement of fact. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest, or approve or vote in favour of or against any transaction.

With the approval of the Board and as is provided for in the Engagement Agreement, PI has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, including SEDAR, or provided to it by or on behalf of Excellon and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and PI has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including as to the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, PI has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. PI has also assumed that: (i) there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Excellon, Otis or their respective affiliates which has not been filed on SEDAR by either Excellon or Otis; and (ii) no material change has occurred in the Information or any part thereof which has not been filed on SEDAR by either Excellon or Otis, in each case which would have or which would reasonably be expected to have a material effect on the Opinion. PI has also assumed that the final executed form of the Arrangement Agreement will not differ from the draft reviewed by us in any respect material to our analysis or this opinion and that the consummation of the Arrangement will be effected in accordance with the terms and conditions of the Arrangement Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Arrangement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Excellon or the contemplated benefits of the Arrangement.

D-3

In its analyses and in preparing the Opinion, PI has made numerous assumptions with respect to expected industry performance, general business, economic conditions, and other matters, many of which are beyond the control of PI or any party involved in the Arrangement. PI has also assumed that the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR by Excellon and mailed to the Shareholders in connection with the Arrangement and any other documents in connection with the Arrangement, prepared by a party to the Arrangement, will be accurate in all material respects, will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, and that the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Excellon and Otis and their respective affiliates, as they were reflected in the Information.

The Opinion has been provided for the exclusive use of the Board and may not be used or relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express prior written consent of PI. Notwithstanding the foregoing, PI hereby consents to the reference to PI and the description of, reference to and reproduction of the Opinion in any management information circular of Excellon. PI will not be held liable for any losses sustained by any person should the Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of the Opinion.

PI believes that the Opinion must be considered and reviewed as a whole and that selecting portions of the analyses or factors considered by PI, without considering all the analyses and factors together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and PI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to PI’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, PI reserves the right to change, modify or withdraw the Opinion.

APPROACH TO FAIRNESS

In considering whether the consideration to be paid by Excellon pursuant to the Arrangement is fair, from a financial point of view, to shareholders of Excellon, PI considered and relied upon the following: (i) a comparison of the consideration to the results of a net asset value analysis of Otis; (ii) a comparison of the premiums and multiples implied by the consideration to premiums and multiples of selected precedent transactions; (iii) a comparison of the multiples implied by the consideration to multiples of publicly traded gold companies similar to Otis, adjusted for a control premium; (iv) an analysis of the relative contribution of Excellon and Otis to certain financial and physical metrics of the pro-forma company; and (v) an analysis of the relative trading history of Excellon and Otis for the 52-week period ended February 21, 2020.

OPINION

Based upon and subject to the foregoing, PI is of the opinion that, as of the date hereof, the consideration to be paid by Excellon pursuant to the Arrangement is fair, from a financial point of view, to shareholders of Excellon.

Yours very truly,

“PI Financial Corp.”

PI FINANCIAL CORP.

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Schedule “E”
FAIRNESS OPINION OF CORMARK SECURITIES

February 22, 2020

The Special Committee of the Board of Directors of Otis Gold Corp.
625 Howe Street, Suite 580
Vancouver, B.C.
V6C 2T6

To the Special Committee of the Board of Directors:

Cormark Securities Inc. (“Cormark Securities”, “we” or “us”) understands that Otis Gold Corp. (“Otis” or the “Company”) and Excellon Resources Inc. (“Excellon” or the “Acquiror”) propose to enter into an arrangement agreement to be dated as of February 24, 2020 (the “Arrangement Agreement”) pursuant to which, among other things, Excellon will acquire 100% of the outstanding common shares of Otis (each an “Otis Share”) with each holder of Otis Shares entitled to receive, in exchange for each Otis Share held, 0.23 common shares of Excellon (the “Consideration”) (collectively, the “Transaction”).

We also understand that:

●	the Transaction as contemplated by the Arrangement Agreement is proposed to be effected by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia);

●	the terms and conditions of the Transaction will be fully described in a joint management information circular of Otis and Excellon (the “Circular”) to be mailed to Otis shareholders (the “Otis Shareholders”) and the Excellon Shareholders in connection with a special meeting of the respective shareholders to be held to consider and, if deemed advisable, approve the Transaction; and

●	each of the directors and officers of the Company and certain other shareholders, who collectively own approximately 25% of the outstanding Otis shares, will enter into voting support agreements (the “Voting Agreement”) pursuant to which each of them will agree to vote in favour of the Transaction.

Cormark Securities has been retained by the special committee of the Board of Directors of Otis (the “Special Committee”) to provide an opinion to the Special Committee with respect to the fairness, from a financial point of view, of the Consideration to be paid by Excellon to the Otis Shareholders pursuant to the Transaction (the “Fairness Opinion”). We understand that the formal valuation requirement under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions does not apply in respect of the Transaction. This Fairness Opinion does not constitute a “formal valuation” within the meaning of Multilateral Instrument 61-101.

CORMARK SECURITIES’ ENGAGEMENT

Cormark Securities was initially contacted by the Special Committee regarding its possible engagement to provide the Special Committee with a Fairness Opinion with respect to a potential transaction on February 10, 2020. Cormark Securities was formally retained by the Special Committee pursuant to an engagement letter dated February 12, 2020 (the “Engagement Letter”). The terms of the Engagement Letter provide that Cormark Securities shall be paid a fixed fee upon delivery of the Fairness Opinion (the “Fairness Opinion Fee”) with the Fairness Opinion Fee to be paid on oral delivery of the Fairness Opinion, which occurred on February 22, 2020. The Fairness Opinion Fee is not contingent in whole or in part on the success or completion of the Transaction or on the conclusions reached in the Fairness Opinion. In addition, Cormark Securities is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services pursuant to the Engagement Letter.

E-1

On February 22, 2020 (the “Opinion Date”), at the request of the Special Committee, Cormark Securities orally delivered the Fairness Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that given orally by Cormark Securities on the Opinion Date. This opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Fairness Opinion.

CREDENTIALS OF CORMARK SECURITIES

Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

This Fairness Opinion represents the opinion of Cormark Securities and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK SECURITIES

Neither Cormark Securities, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark Securities has not been engaged to provide financial advisory services to any of the Interested Parties nor has it participated in any financing involving any of the Interested Parties within the past 24-month period other than (i) pursuant to the Engagement Letter and (ii) acting as lead underwriter for the Acquiror in connection with its C$11.5 million short form prospectus offering of units which closed in August 2019.

There are no understandings, agreements or commitments between Cormark Securities and any Interested Party with respect to any future business dealings. However, Cormark Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for an Interested Party.

Cormark Securities acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, Otis, or other Interested Parties.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark Securities has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	a draft of the Arrangement Agreement;

b)	a draft of the Voting Agreement;

c)	a draft of the bridge loan facility between the Company and Excellon;

d)	certain publicly available information relating to the business, operations, financial condition and trading history of the Company;

E-2

e)	certain internal financial, operational, corporate and other information with respect to the Company, including a model relating to its Kilgore project prepared by management of the Company (the “Otis Management Model”), as well as internal operating and financial projections prepared by the Company (including discussions with management with respect to such information, model and projections);

f)	discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;

g)	the revised offer dated February 6, 2020 from the Acquiror;

h)	public information with respect to certain precedent transactions that we considered relevant;

i)	other publicly available information relating to certain public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

j)	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by the Chief Executive Officer (“CEO”) and a Director (“Director”) of the Company (the “Certificate”); and

k)	such other information, investigations, analyses and discussions as we considered necessary or appropriate.

Cormark Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark Securities. Cormark Securities did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and the reports of the auditors thereon. In its assessment, Cormark Securities looked at several methodologies, analyses and techniques and used a blended approach to determine its opinion as to fairness. Cormark Securities based the Fairness Opinion upon a number of quantitative and qualitative factors.

PRIOR VALUATIONS

The Company has represented to Cormark Securities that there have not been any prior valuations (as defined in Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) (“MI 61-101”) of the Company or its material assets or its securities in the past twenty-four month period.

ASSUMPTIONS AND LIMITATIONS

Cormark Securities has not been asked to prepare and has not prepared a formal valuation of the Company or any of its respective securities or assets, and the Fairness Opinion should not be construed as such. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Otis Shares may trade at any future date. Cormark Securities was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. Cormark Securities has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Transaction as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Acquiror in connection with the Transaction and not the strategic or legal merits of the Transaction. The Fairness Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest. Cormark Securities assumed that Excellon does not currently hold any Otis Shares, that the Transaction was negotiated at arm’s length and that the Transaction is not a “related party transaction” as defined under MI 61-101.

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The Fairness Opinion has been provided for the exclusive use of the Special Committee and should not be construed as a recommendation to vote in favour of the Transaction or relied upon by any other person. Except for the inclusion of the Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark Securities will not be held liable for any losses sustained by any person should the Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

The Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on that date. It must be recognized that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities’ attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the Opinion Date, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

With the approval of the Special Committee and as provided in the Engagement Letter, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by or on behalf of, or at the request of, the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark Securities has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information and assumes there are no undisclosed material facts, new material facts or other changes with respect to the Company. Subject to the exercise of professional judgment and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to any financial and operating forecasts, projections, estimates and/or budgets, and any financial models (including the Otis Management Model, to which we have not made any changes other than utilizing a gold price assumption that we believe more accurately represents the consensus of knowledgeable observers in the industry so that we might more accurately compare the Company to its peers), estimates and/or budgets provided to Cormark Securities and used in the analyses supporting the Fairness Opinion, Cormark Securities has noted that projecting future results of any business is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of the Company and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark Securities expresses no view as to the reasonableness of such forecasts, projections, financial models (including the Otis Management Model), estimates and/or budgets or the assumptions on which they are based. Furthermore, Cormark Securities has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company.

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The CEO and Director of the Company have made certain representations to Cormark Securities in the Certificate with the intention that Cormark Securities may rely thereon in connection with the preparation of the Fairness Opinion, including, among other things, that: (a) the Information provided by, or on behalf, of the Company or any of its associates or affiliates or its representatives and agents to Cormark Securities for the purpose of preparing the Fairness Opinion was, at the date such information was provided to Cormark Securities, fairly, accurately and reasonably presented and not misleading in light of the circumstances under which it was made or presented and was and is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, Excellon or the Transaction and did not and does not omit to state a material fact in respect of the Company or its affiliates or the Transaction necessary to make the Information not misleading in light of the circumstances under which it was provided; (b) with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, they (i) were reasonably prepared and reflected the best currently available estimates and judgment of the Company; (ii) were prepared using the assumptions identified therein or otherwise disclosed to Cormark Securities, are (and were at the time of preparation) reasonable in the circumstances; (iii) are not misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation which were disclosed to Cormark Securities; and (iv) represent the views of management of the financial prospects and forecasted performance regarding the Company (and as applicable, Excellon) and the Transaction; (c) since the dates on which the Information was provided to Cormark Securities, there has been no material change (as such term is defined in the Securities Act (Ontario)) or change in any material fact, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company (and to the knowledge of the Company, Excellon) and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (d) there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed to Cormark Securities; (f) there are no existing material facts or information, public or otherwise, not filed on SEDAR as part of the public record or otherwise disclosed to Cormark Securities in writing relating to the Company or its subsidiaries, which would reasonably be expected to affect the Fairness Opinion; (g) there have been no written offers or material negotiations, relating to the purchase or sale of all or a material portion of the Company’s assets, made or received within the preceding 24 months which have not been disclosed to Cormark Securities; and (h) the Company (and to the knowledge of the Company, Excellon) does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to our knowledge, threatened, against or affecting the Company or Excellon or any of their subsidiaries at law or in equity or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse effect on the Company or Excellon, as applicable and each of its subsidiaries, taken as a whole.

In its analyses and in preparing the Fairness Opinion, Cormark Securities has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any party involved in the Transaction. Cormark Securities has also assumed that the executed Arrangement Agreement and Voting Agreements will not differ in any material respect from the drafts that we reviewed, the Transaction will be consummated in accordance with the terms and conditions thereof, substantially within the time frames specified in the Arrangement Agreement without any waiver or material amendment of any material term or condition thereof, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR and mailed to Otis Shareholders in connection with the Transaction and any other documents in connection with the Transaction prepared by a party to the Arrangement Agreement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction are valid and effective, and that the Circular will be distributed to Otis Shareholders in accordance with applicable laws.

FAIRNESS OPINION

Based upon and subject to the foregoing and such other matters we considered relevant, Cormark Securities is of the opinion that, as of the date hereof, the Consideration to be paid by the Acquiror in connection with the Transaction is fair, from a financial point of view, to the Otis Shareholders.

Yours very truly,

“Cormark Securities Inc.”

CORMARK SECURITIES INC.

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Schedule “F”
PETITION TO THE COURT

See attached.

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No. ______________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OTIS GOLD CORP., ITS SHAREHOLDERS AND
EXCELLON RESOURCES INC.

OTIS GOLD CORP.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner(s) for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)	serve on the petitioner(s)

(i)	2 copies of the filed response to petition, and

(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

(a)	if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,

(b)	if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,

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(c)	if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is:	800 Smithe Street Vancouver, BC V6Z 2E1
(2)	The ADDRESS FOR SERVICE of the petitioner(s) is:	Whitelaw Twining Law Corp. 2400 - 200 Granville Street Vancouver, BC V6C 1S4 Attention: Patrick Sullivan
	Fax number address for service (if any) of the petitioner(s):	604-682-5217
	E-mail address for service (if any) of the petitioner(s):	N/A
(3)	The name and office address of the petitioner’s(s’) lawyer is:	Whitelaw Twining Law Corp. 2400 - 200 Granville Street Vancouver, BC V6C 1S4 Attention: Patrick Sullivan

Claim of the Petitioner(s)

Part 1: ORDER(S) SOUGHT

The Petitioner applies, pursuant to sections 288 and 291 of the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”) and Rules 4-4, 4-5 and 16-1 of the Supreme Court Civil Rules for:

1.	An interim order for directions (the “Interim Order”) pursuant to section 291 of the BCBCA, substantially in the form of the draft order attached as Schedule 1 to this Petition, in connection with the arrangement (the “Arrangement”) proposed by the Petitioner in the plan of arrangement (“Plan of Arrangement”) substantially in the form included as Schedule “C” to the joint management information circular (the “Circular”) for the special meeting of the shareholders of Excellon Resources Inc. (“Excellon”) and the annual general and special meeting of the shareholders of Otis Gold Corp. (“Otis Gold”), a draft of which is attached as Exhibit “A” to the affidavit of Craig Lindsay sworn March 10, 2020 and filed (the “Lindsay Affidavit”), for:

(a)	the convening and conduct by the Petitioner, Otis Gold, of a special meeting (the “Meeting”) of the holders (the “Otis Gold Shareholders”) of common shares in the capital of Otis Gold (the “Otis Gold Shares”), to be held at 8:00 a.m. (Vancouver time) on April 17, 2020 at 10th Floor, 595 Howe Street, Vancouver, British Columbia, VC6 2T5, subject to any adjournment or adjournments thereof, to consider, inter alia, and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) authorizing and approving the proposed Arrangement under the provisions of Division 5 of Part 9 of the BCBCA and such other business, including amendments to the foregoing, as may properly come before the Meeting;

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(b)	the giving of notice of the Meeting and the provision of materials regarding the Arrangement to the Otis Gold Shareholders; and

(c)	provide for the manner and form of service of notice of these proceedings to the persons specified therein;

2.	A final order (the “Final Order”) pursuant to section 291 of the BCBCA that:

(a)	the Arrangement, including the terms and conditions thereof and the proposed issuance and exchanges of securities contemplated therein, is declared as procedurally and substantively fair and reasonable to Otis Gold Shareholders; and

(b)	the Arrangement be approved,

which approval will also form the basis of the Petitioner’s claim for an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”), pursuant to Section 3(a)(10) thereof with respect to the securities to be issued and distributed under the Arrangement; and

3.	Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

Otis Gold

4.	Otis Gold was incorporated in British Columbia under the BCBCA on April 27, 2007. Otis Gold’s head office and registered office is located at Suite 580 - 625 Howe Street, Vancouver, British Columbia V6C 2T6 and its records office is located at Suite 1400 – 1125 Howe Street, Vancouver, British Columbia V6Z 2K8.

5.	Otis Gold is a resource company focused on the acquisition, exploration, and development of precious metal deposits in Idaho, USA.

6.	Otis Gold has one subsidiary, Otis Capital USA Corp. (“Otis Capital”), incorporated under the laws of Nevada, USA. Otis Capital is a wholly-owned subsidiary of Otis Gold.

7.	Otis Gold’s authorized capital consists of an unlimited number of Otis Gold Shares. The Otis Gold Shares are listed for trading on the TSX Venture Exchange under the trading symbol “OOO” and on the OTC Market under the trading symbol “OGLDF”.

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8.	As at February 24, 2020, there were: (A) 175,403,907 Otis Gold Shares validly issued and outstanding as fully-paid and non-assessable shares of Otis Gold; (B) outstanding Otis Gold stock options (“Otis Gold Options”) providing for the issuance of 12,375,000 Otis Gold Shares upon the exercise thereof; and (C) outstanding Otis Gold common share purchase warrants (“Otis Gold Warrants”) providing for the issuance of 6,631,750 Otis Gold Shares upon the exercise thereof. Other than the Otis Gold Options and Otis Gold Warrants there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Otis Gold or its subsidiary, Otis Capital, to issue or sell any shares of Otis Gold or of Otis Capital or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Otis Gold or of Otis Capital, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Otis Gold or of Otis Capital, and except as disclosed in the letter dated February 24, 2020 delivered by Otis Gold to Excellon with respect to certain matters in the arrangement agreement dated February 24, 2020 (the “Arrangement Agreement”), no person is entitled to any pre-emptive or other similar right granted by Otis Gold or Otis Capital.

Excellon

9.	Excellon was incorporated under the Company Act (British Columbia) on March 4, 1987 and continued under the Business Corporations Act (Ontario) on June 5, 2012.

10.	Excellon’s head office and registered and records office is located at 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

11.	Excellon beneficially owns, directly or indirectly, all of the issued and outstanding securities of the following Excellon subsidiaries (the “Excellon Subsidiaries”): Excellon Holding Inc.; Excellon New Mining Projects, S.A. de C.V., Lateegra Gold Corp.; Minera Excellon de Mexico S.A. de C.V.; Prestadora de Servicios Miguel Aliza S.A. de C.V.; San Pedro Resources, S.A. de C.V.; Saxony Silver Corp.; Silver Eagle Mines Inc.; and Servicios Mineros San Pedro S.A. de C.V.

12.	Excellon’s authorized capital consists of an unlimited number of common shares (the “Excellon Shares”). The Excellon Shares are listed for trading on Toronto Stock Exchange under the symbol “EXN”.

13.	As at February 24, 2020, there were: (A) 112,648,181 Excellon Shares validly issued and outstanding as fully-paid and non-assessable shares of Excellon; (B) outstanding Excellon stock options (“Excellon Options”) providing for the issuance of 2,129,999 Excellon Shares upon the exercise thereof; (C) 2,318,264 outstanding Excellon restricted share units (“Excellon RSUs”) redeemable for cash or Excellon Shares upon the redemption thereof; (D) 2,307,861 outstanding Excellon deferred share units (“Excellon DSUs”) redeemable for cash or Excellon Shares upon the redemption thereof; and (E) outstanding Excellon common share purchase warrants (“Excellon Warrants”) providing for the issuance of 5,462,000 Excellon Shares upon the exercise thereof. Other than the Excellon Options, Excellon RSUs, Excellon DSUs and Excellon Warrants, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Excellon or the Excellon Subsidiaries to issue or sell any shares of Excellon or the Excellon Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Excellon or the Excellon Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Excellon or the Excellon Subsidiaries, and no person is entitled to any pre-emptive or other similar right granted by Excellon or the Excellon Subsidiaries.

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Overview of the Arrangement

14.	The Arrangement which has been proposed among Otis Gold, the Otis Gold Shareholders and Excellon is substantially in the form of the Plan of Arrangement attached as Schedule “C” to the Notice of Meeting and Circular attached as Exhibit “A” to the Lindsay Affidavit.

15.	Unless otherwise indicated, commencing at 12:01 (Vancouver time) (the “Effective Time”) on the date upon which the Arrangement becomes effective, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Otis Gold, Excellon or any other person:

(a)	each Otis Gold Share held by a registered Otis Gold Shareholder who has validly exercised rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement (each, a “Dissenting Otis Gold Shareholder”) and which Dissent Rights remain valid immediately prior to the Effective Time, shall be deemed to be acquired by Otis Gold from the Dissenting Otis Gold Shareholder, without any further act or formality on its part, free and clear of any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing (collectively, “Encumbrances”), and shall be cancelled in consideration for a debt claim against Otis Gold for an amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and:

(i)	such Dissenting Otis Gold Shareholders shall cease to be the holders of such Otis Gold Shares and to have any rights as holders of such Otis Gold Shares, other than the right to be paid fair value for such Otis Gold Shares (with Otis Gold funds not directly or indirectly provided by Excellon or any affiliate of Excellon), as set out in Article 4 of the Plan of Arrangement;

(ii)	such Dissenting Otis Gold Shareholders’ names shall be removed as the holders of such Otis Gold Shares from the register of Otis Gold Shares maintained by or on behalf of Otis Gold; and

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(iii)	such Otis Gold Shares shall be cancelled and returned to treasury;

(b)	each Otis Gold Share outstanding (other than Otis Gold Shares held by a Dissenting Otis Gold Shareholder, Excellon or any Excellon Subsidiary) shall be transferred to Excellon in exchange for 0.23 of an Excellon Share (the “Share Consideration”), and:

(i)	the holders of such Otis Gold Shares shall cease to be the holders thereof and to have any rights as holders of such Otis Gold Shares, other than the right to receive the Share Consideration in respect of such Otis Gold Shares in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed as the holders of such Otis Gold Shares from the register of Otis Gold Shares maintained by or on behalf of Otis Gold; and

(iii)	Excellon shall be deemed to be the transferee of such Otis Gold Shares, free and clear of all Encumbrances, and shall be entered in the register of Otis Gold Shares maintained by or on behalf of Otis Gold as the holder of such Otis Gold Shares; and

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(c)	each Otis Gold Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for an option (each a “Replacement Excellon Option”) to acquire from Excellon, other than as provided herein, the number of Excellon Shares equal to the product obtained when (A) the number of Otis Gold Shares subject to such Otis Gold Option immediately prior to the Effective Time, is multiplied by (B) 0.23 (the “Exchange Ratio”), provided that if the foregoing would result in the issuance of a fraction of an Excellon Share on any particular exercise of Replacement Excellon Options, then the number of Excellon Shares otherwise issuable shall be rounded down to the nearest whole number of Excellon Shares. The exercise price per Excellon Share subject to a Replacement Excellon Option shall be an amount equal to the quotient obtained when (A) the exercise price per Otis Gold Share subject to each such Otis Gold Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Excellon Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended, apply to the exchange of an Otis Gold Option for a Replacement Excellon Option. Therefore, in the event that the Replacement Excellon Option In-The-Money Amount (as defined below) in respect of a Replacement Excellon Option exceeds the Otis Gold Option In-The-Money Amount (as defined below) in respect of the Otis Gold Option for which it is exchanged, the number of Excellon Shares which may be acquired on exercise of the Replacement Excellon Option at and after the Effective Time or the exercise price of such Replacement Excellon Option will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Excellon Option In-The-Money Amount in respect of the Replacement Excellon Option does not exceed the Otis Gold Option In-The-Money Amount in respect of the Otis Gold Option. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Excellon Option shall be exercisable at the offices of Excellon) and other terms and conditions of each of the Replacement Excellon Options shall be the same as the terms and conditions of the Otis Gold Option for which it is exchanged and, for greater certainty, each Replacement Excellon Option shall continue to be governed by and be subject to the terms of the stock option plan of Otis and the agreement evidencing the grant of such Otis Gold Option with respect to such terms and conditions. Any document previously evidencing an Otis Gold Option shall thereafter evidence and be deemed to evidence such Replacement Excellon Option and no certificates evidencing Replacement Excellon Options shall be issued. For the purposes of this Section 15(c), the term “Replacement Excellon Option In-The-Money Amount” in respect of any Replacement Excellon Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Excellon Shares that a holder is entitled to acquire on exercise of the Replacement Excellon Option from and after the Effective Time exceeds the amount payable to acquire such shares. The term “Otis Gold Option In-The-Money Amount” means, in respect of any Otis Gold Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Otis Gold Shares that a holder is entitled to acquire on exercise of such Otis Gold Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares.

16.	As a result of the completion of the Arrangement, Otis Gold Shareholders will no longer have an ownership interest in Otis Gold. At and after the Effective Time and until surrendered for cancellation in accordance with the terms of the Plan of Arrangement, each certificate which immediately prior to the Effective Time represented Otis Gold Shares will be deemed to represent only the right to receive upon such surrender a certificate representing the Excellon Shares that the holder of such certificate is entitled to receive under the Arrangement or, for Dissenting Otis Gold Shareholders, the fair value for such Otis Gold Shares.

17.	If the Arrangement does not proceed for any reason, including because the requisite Otis Gold Shareholder or Court approvals are not received, Otis Gold will continue as a reporting issuer in British Columbia, Alberta and Ontario.

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Fairness and Determinations by the Board of Directors of Otis Gold

18.	A special committee (the “Otis Gold Special Committee”) of the board of directors of Otis Gold (the “Board”) was formed to review and evaluate the Arrangement, oversee and supervise the process carried out by Otis Gold in negotiating and entering into the Arrangement Agreement and to make recommendations to the Board with respect to any such proposed transaction. Cormark Securities Inc. (“Cormark”) was retained to act as financial advisors to the Otis Gold Special Committee to determine the fairness (from a financial point of view) of the proposed Arrangement to the Otis Gold Shareholders.

19.	On February 22, 2020, Cormark made a presentation to the Otis Gold Special Committee and provided its oral fairness opinion (the “Cormark Fairness Opinion”) (subsequently confirmed in writing) that, in the opinion of Cormark, the Share Consideration to be received by the Otis Gold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Otis Gold Shareholders.

20.	The Otis Gold Special Committee unanimously determined that the Arrangement is in the best interests of Otis Gold and recommended to the Board that the Board approve the Arrangement and enter into the Arrangement Agreement. Accordingly, the Board approved the recommendations of the Otis Gold Special Committee and the Board has determined that the Arrangement is in the best interests of Otis Gold and fair to the Otis Gold Shareholders, and further approved the Arrangement Agreement.

21.	The Board entered into an Arrangement Agreement and has recommended that Otis Gold Shareholders vote in favour of the Arrangement Resolution.

22.	Registered Otis Gold Shareholders shall have Dissent Rights with respect to the Arrangement as provided in Division 2 of Part 8 of the BCBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement, provided that notwithstanding Section 242 of the BCBCA, the written object to the Arrangement Resolutions must be sent to and received by Otis Gold not later than 5:00 p.m. (Vancouver time) on April 15, 2020 or two business days immediately preceding any date to which the Meeting may be postponed or adjourned.

United States Securities Laws

23.	Section 3(a)(10) of the 1933 Act provides an exemption (the “Section 3(a)(10) Exemption”) from the registration requirements of that statute for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

24.	In order to ensure the availability of the Section 3(a)(10) Exemption, the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

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(b)	the Court will be advised as to the intention to rely on the Section 3(a)(10) Exemption prior to the Court hearing at which the Final Order will be sought;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement;

(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Otis Gold Shareholders to whom Excellon Shares will be issued;

(e)	each Otis Gold Shareholder entitled to receive securities on completion of, and pursuant to, the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, and (ii) be advised that the securities issuable pursuant to the Arrangement have not been and will not be registered under the 1933 Act and will be issued by Excellon in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the 1933 Act, may be applicable with respect to securities issued to affiliates of Excellon;

(f)	the Interim Order will specify that each Otis Gold Shareholder entitled to receive securities on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Otis Gold Shareholder files and delivers a response to petition within a reasonable time; and

(g)	Excellon will request that the Final Order include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Excellon Resources Inc., pursuant to the Plan of Arrangement.”

25.	Otis Gold has securityholders in the United States of America. Since the completion of the Arrangement involves issuances of securities to Otis Gold Shareholders in the United States of America, the Petitioner hereby gives notice to the Court of its intention to rely on Section 3(a)(10) of the 1933 Act in completing the Arrangement.

26.	Otis Gold Shareholders in the United States to whom securities will be issued or made issuable under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the 1933 Act, contained in Section 3(a)(10) thereof based on the Court’s approval of the Arrangement.

27.	The Petitioner does not wish to proceed with the transactions contemplated by the Plan of Arrangement, except by way of an arrangement under the BCBCA, so that the Petitioner may rely on the Section 3(a)(10) Exemption. If such exemption were not available, compliance with the United States securities laws would likely subject the Petitioner to inordinate costs and inconvenience, and delay implementation of the Arrangement, none of which the Petitioner believes is in the best interests of its securityholders.

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The Meeting and Approvals

28.	It is proposed in accordance with the Interim Order that Otis Gold convene the Meeting on Friday, April 17, 2020 at 8:00 a.m. (Vancouver time) to consider, inter alia, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

29.	The Board has resolved that the record date for determining the Otis Gold Shareholders entitled to receive notice of, attend and vote at the Meeting be fixed at March 13, 2020.

30.	In connection with the Meeting, Otis Gold intends to send to each Otis Gold Shareholder a copy of the following materials and documentation substantially in the forms attached as Exhibits “A” to “E” to the Lindsay Affidavit:

(a)	notice of the Meeting and accompanying Circular (a copy of which is attached as Exhibit “A” to the Lindsay Affidavit) that includes, among other things:

(i)	an explanation of the effect of the Arrangement;

(ii)	the text of the Arrangement Resolution;

(iii)	the text of the proposed Plan of Arrangement;

(iv)	a copy of the herein Petition;

(v)	a copy of the Interim Order;

(vi)	a copy of the Notice of Hearing of Petition (a draft copy of which is also attached as Exhibit “D” to the Lindsay Affidavit);

(vii)	a summary of the Arrangement Agreement;

(viii)	the Cormark Fairness Opinion (a copy of which is also attached as Exhibit “E” to the Lindsay Affidavit);

(ix)	a copy of the dissent provisions contained in Division 2 of Part 8 of the BCBCA;

(b)	the form of proxy for Otis Gold Shareholders (a draft copy of which is attached as Exhibit “B” to the Lindsay Affidavit); and

(c)	a letter of transmittal (a draft copy of which is attached as Exhibit “C” to the Lindsay Affidavit).

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31.	All such documents may contain such amendments thereto as the Petitioner (based on the advice of its solicitors) may determine are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

Quorum and Voting at the Meeting

32.	Pursuant to the Articles of Otis Gold, the Otis Gold Shares entitle the holders thereof to attend and vote at all meetings of the Otis Gold Shareholders on the basis of one vote in respect of each Otis Gold Share held.

33.	Pursuant to the Articles of Otis Gold, quorum for the Meeting will be two persons who are, or represent by proxy, shareholders, holding, in the aggregate, at least five percent of the Otis Gold Shares entitled to be voted at the Meeting.

34.	To be effective, the Arrangement Resolution must be approved by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Gold Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Otis Gold Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for this purpose votes attached to Otis Gold Shares held by Craig Lindsay and any other person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Rights of Dissent

35.	The registered Otis Gold Shareholders shall have rights of dissent in respect of the Arrangement Resolution equivalent to those provided in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement.

36.	In essence, the dissent rights will provide that any registered Otis Gold Shareholder who objects to the Arrangement Resolution, and properly exercises the dissent rights by strictly complying with the procedures as set out in Division 2 of Part 8 of the BCBCA, as modified by the Article 4 of the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement, has the right to require that the Petitioner purchase such shareholder’s Otis Gold Shares for their fair value.

Part 3: LEGAL BASIS

1.	sections 288 to 299 of the BCBCA;

2.	Supreme Court Civil Rules 1-2(4), 4-4, 4-5 and 16-1; and

3.	the Inherent Jurisdiction of this Court.

Part 4: MATERIAL TO BE RELIED ON

1.	The Affidavit No.1 of Craig Lindsay, sworn March 10, 2020; and

2.	Such further affidavits and other documents as counsel for Otis Gold may advise.

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The petitioner(s) estimate(s) that the hearing of the petition will take 15 minutes.

Dated:
Signature of
Petitioner(s)
	x	Lawyer for petitioner(s)
Patrick Sullivan Whitelaw Twining Law Corp. 2400 200 Granville Street Vancouver, BC V6C 1S4 (604) 891 7239

To be completed by the court only:
Order made
in the terms requested in paragraphs _________________ of Part 1 of this notice of this petition with the following variations and additional terms:

Date:

	Signature of	Judge	Master

F-13

SCHEDULE 1

INTERIM ORDER

(see attached)

(See Schedule “H” of this Circular”)

F-14

Schedule “G”
NOTICE OF HEARING OF PETITION

See attached.

G-1

No. S202950

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OTIS GOLD CORP., ITS SHAREHOLDERS AND
EXCELLON RESOURCES INC.

OTIS GOLD CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	The holders (the “Otis Gold Shareholders”) of common shares in the capital of Otis Gold Corp. (“Otis Gold”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Otis Gold in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the “BCBCA”), of an arrangement contemplated in an arrangement agreement dated February 24, 2020, involving Otis Gold, the Otis Gold Shareholders and Excellon Resources Inc. (the “Arrangement”).

NOTICE IS FURTHER GIVEN that by an Interim Order made after Application pronounced by of the Supreme Court of British Columbia on March 13, 2020 (the “Interim Order”), the Court has given directions as to the calling of a meeting (the “Meeting”) of the Otis Gold Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the “Final Order”) approving the Arrangement, declaring it to be fair and reasonable to the Otis Gold Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on April 21, 2020 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Court may direct or counsel for Otis Gold may be heard.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Otis Gold Shareholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

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IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on April 14, 2020.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Otis Gold Shareholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Otis Gold Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner’s address for delivery is:

Whitelaw Twining Law Corp.
2400 200 Granville Street
Vancouver, BC V6C 1S4

Attention: Patrick Sullivan

This Notice of Hearing is supported by the following:

1.	Petition dated March 11, 2020 filed herein;

2.	Affidavit #1 of Craig Lindsay made March 10, 2020 filed herein;

3.	Interim Order of Master Vos, pronounced March 13, 2020.

Pursuant to the Interim Order of Master Vos pronounced March 13, 2020, the Hearing of the Petition is set for April 21, 2020 at 9:45am before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia.

It is anticipated that this Final Application will not be contentious and will take 15 minutes.

DATED this 13th day of March, 2020.

“Nicole Chang”

Solicitor for the Petitioner

Nicole Chang, on behalf of Patrick Sullivan

G-3

Schedule “H”
INTERIM ORDER

See attached.

H-1

No._____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OTIS GOLD CORP., ITS SHAREHOLDERS AND
EXCELLON RESOURCES INC.

OTIS GOLD CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

)
BEFORE	)	13/Mar/2020
)

ON THE APPLICATION of the Petitioner, Otis Gold Corp. (“Otis Gold”) dated March 11, 2020, without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on March 13, 2020 and on hearing Nicole Chang, counsel for the Petitioners and upon reading the materials filed, including Affidavit No. 1 of Craig Lindsay sworn on March 10, 2020 (the “Lindsay Affidavit”); and upon being advised that it is the intention of Otis Gold to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the securities to be issued and distributed under the Arrangement;

THIS COURT ORDERS that:

1.	The Petitioner, Otis Gold, be permitted to convene, hold and conduct the special meeting (the “Meeting”) of the holders (the “Otis Gold Shareholders”) of common shares in the capital of Otis Gold (the “Otis Gold Shares”) to inter alia consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) authorizing and approving, with or without amendment, an arrangement (the “Arrangement”) and the plan of arrangement implementing the Arrangement (the “Plan of Arrangement”) substantially in the form included as Schedule “B” to the joint management information circular (the “Circular”) for the special meeting of the shareholders of Excellon Resources and the annual general and special meeting of the shareholders of Otis Gold which is attached as Exhibit “A” to the Lindsay Affidavit, involving Otis Gold, the Otis Gold Shareholders and Excellon Resources.

H-2

2.	The Meeting shall be called, held and conducted on Friday, April 17, 2020, or such other date as may result from postponement or adjournment in accordance with paragraph 4 of this Interim Order, in accordance with the provisions of the BCBCA, the notice of articles and articles of Otis Gold and applicable securities laws, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Otis Gold Shares or to which such shares are collateral, or the articles of Otis Gold, this Interim Order shall govern.

AMENDMENTS

3.	The Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement between Otis Gold and Excellon Resources dated February 24, 2020 (the “Arrangement Agreement”) and Plan of Arrangement, as applicable, such amendments, modifications or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without any additional notice to Otis Gold Shareholders or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, modified or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

4.	The board of directors of Otis Gold (the “Board”) by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Otis Gold Shareholders regarding the adjournment or postponement and without the need for approval of the Court, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Otis Gold Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined by the Board to be the most appropriate method of communication.

RECORD DATE

5.	The record date (the “Record Date”) for determining Otis Gold Shareholders entitled to receive notice of and attend at the Meeting is the close of business on March 13, 2020.

6.	The Record Date will not change in respect of any adjournment or postponement of the Meeting, unless required by law.

H-3

NOTICE OF THE MEETING

7.	The following:

(a)	notice of annual general and special meeting for the Meeting;

(b)	the Circular (including, among other things, a copy of the Petition, the Notice of Hearing of Petition and any Interim Order granted);

(c)	the form of proxy or voting instruction form for use by the Otis Gold Shareholders;

(d)	the letter of transmittal; and

(e)	any other desirable communications.

(collectively, the “Meeting Materials”), in substantially the same form contained as Exhibits to the Lindsay Affidavit, with such amendments and inclusions thereto as the directors of Otis Gold and counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively with the Meeting Materials, the “Mailed Materials”) shall be sent to:

(I)	the Otis Gold Shareholders as they appear on the securities register(s) of Otis Gold on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, by one of the following methods:

(i)	by prepaid ordinary or air-mail addressed to the Otis Gold Shareholders at his, her, or its address as it appears on the applicable securities registers of Otis Gold as at the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Otis Gold;

(ii)	by delivery in person or by recognized courier service or inter-office mail, to the addresses specified in paragraph (i) above; or

(iii)	by email or facsimile transmission to any Otis Gold Shareholder who identifies himself, herself or itself to the satisfaction of Otis Gold, acting through its representatives, who requests such email or facsimile transmission and, if required by Otis Gold, who is prepared to pay the charges for such transmission;

(II)	the respective directors and auditors of Otis Gold by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, or, with the consent of the person, by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and

H-4

(III)	in the case of non-registered holders of Otis Gold Shares, by sending sufficient copies of the Mailed Materials to intermediaries and registered nominees in a timely manner to facilitate the distribution of the Mailed Materials to beneficial owners in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators,

and that sending of the Notice of Hearing of Petition as herein described, shall constitute good and sufficient service of the Notice of Hearing of Petition and good and sufficient notice of these proceedings to all who may wish to appear in these proceedings, and no other service need be made and no other material need to be served on persons in respect of these proceedings. In particular, service of the Petition to the Court herein and any supporting affidavits is dispensed with.

8.	Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA. Provided that notice of the Meeting is given and the Meeting Materials are provided to the Otis Gold Shareholders and other persons entitled thereto in compliance with this Interim Order, the requirement under Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

9.	The accidental failure or omission to give notice of the Meeting or Notice of Hearing of Petition to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Otis Gold (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the Otis Gold Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Otis Gold then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

10.	Otis Gold be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

11.	The Mailed Materials and court documents shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier; and

H-5

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12.	Notice of any amendments, updates or supplement to any of the information provided in the Mailed Materials may be communicated to the Otis Gold Shareholders by press release, news release, newspaper advertisement or by notice sent to the Otis Gold Shareholders by any of the means set forth in paragraph 7 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

13.	The quorum required at the Meeting shall be the quorum required by the articles of Otis Gold.

14.	Each Otis Gold Shareholder shall be entitled to one vote in respect of each Otis Gold Share held by such Otis Gold Shareholder.

15.	The Arrangement is proposed to be carried out pursuant to Part 9, Division 5 of the BCBCA. In order for the Arrangement to become effective, the Arrangement Resolution must be approved by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Otis Gold Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Otis Gold Shareholders present in person or represented by proxy and entitled to vote at the Otis Gold Meeting, excluding for this purpose votes attached to Otis Gold Shares held by Craig Lindsay and any other person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. A copy of the Arrangement Resolution is set out in Schedule “B” of the Circular.

16.	The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of Otis Gold Shares as at the close of business on March 13, 2020 (and under applicable securities legislation and policies, the beneficial owners of the Otis Gold Shares registered in the name of intermediaries).

SCRUTINEER

17.	A representative of Otis Gold’s registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

18.	Otis Gold is authorized to use the form of proxy in connection with the Meeting, in substantially the same form contained in Exhibit “B” to the Lindsay Affidavit and Otis Gold may in its discretion waive generally the time limits for deposit of proxies by Otis Gold Shareholders if Otis Gold deems it reasonable to do so. Otis Gold and Excellon Resources are authorized to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as either of them may retain for that purpose, and by mail or such other forms of personal or electronic communication as either of them may determine.

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19.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

20.	Each Otis Gold Shareholder be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement, as set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, this Interim Order and the Final Order (defined below).

APPLICATION FOR THE FINAL ORDER

21.	Unless the directors of Otis Gold by resolution determine to terminate the Arrangement Agreement in accordance with its terms, upon the approval, with or without variation, by the Otis Gold Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, the Petitioners may apply to this Court for an order (the “Final Order”):

(a)	pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is procedurally and substantially fair and reasonable to the Otis Gold Shareholders; and

(b)	pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and the application for the Final Order (the “Final Application”) shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on April 21, 2020 at 9:45 a.m., or as soon thereafter as the Court may direct or counsel for Otis Gold may be heard.

22.	The Petitioner has advised the court that:

(a)	section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”), as amended, provides an exemption from registration for the securities issued in exchange for one or more bona fide outstanding securities pursuant to an arrangement where the terms and conditions of such issuance and exchange are approved by any court (including this Court), after a hearing on the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear and receive timely notice thereof;

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(b)	the Petitioner intends to use the Final Order of this Court approving the Arrangement, and declaring the fairness of the Arrangement, including the terms and conditions hereof and the proposed issuance and exchanges of securities contemplated therein, as a basis for an exemption from registration under the 1933 Act of the Excellon Resources securities to be distributed under the Arrangement; and

(c)	should the Court make the Final Order approving the Arrangement, the Excellon Resources securities to be distributed under the Arrangement will be exempt from registration under the 1933 Act.

23.	Any Otis Gold Shareholder, any director or auditor of Otis Gold, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must:

(a)	file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Application; and

(b)	deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Application, to the Petitioners’ counsel at:

Whitelaw Twining Law Corp.
2400 - 200 Granville Street
Vancouver, BC V6C 1S4
Attention: Patrick Sullivan

by or before 4:00 p.m. (Vancouver time) on Tuesday, April 14, 2020.

24.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Otis Gold, the solicitors for Excellon Resources, and any persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

25.	Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

26.	If the Final Application is adjourned, only the solicitors for Excellon Resources and those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date.

27.	The Petitioners shall be entitled, at any time, to apply to vary this Order.

28.	Rules 8-1 and 16-1(8) – (12) will not apply to any further applications in respect of this proceeding, including the Final Application and any application to vary this Interim Order.

29.	The Petitioners shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

_______________________________________
Signature of Lawyer for the Petitioner,

Otis Gold Corp.
Lawyer: Nicole Chang

BY THE COURT

Registrar

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No. ___________________

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
OTIS GOLD CORP., ITS SHAREHOLDERS AND
EXCELLON RESOURCES INC.

OTIS GOLD CORP.

PETITIONER

INTERIM ORDER

Patrick Sullivan
Whitelaw Twining Law Corp.
2400 200 Granville Street
Vancouver, BC V6C 1S4
Telephone: (604) 891 7239
File No. 04069-28264

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Schedule “I”
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) – SECTIONS 237 TO 247

DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237. (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238. (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles;

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

I-1

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution; (h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239. (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

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(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240. (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

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Notice of court orders

241. If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242. (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

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(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243. (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244. (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

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(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245. (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

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(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246. The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247. If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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Schedule “J”
INFORMATION CONCERNING EXCELLON

The following information concerning Excellon should be read in conjunction with the information described below under “Information Concerning Excellon – Documents Incorporated by Reference” and the information concerning Excellon appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule “J” – “Information Concerning Excellon” shall have the meaning ascribed to them in the Circular. See “Glossary of Terms”.

Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Brendan Cahill, President and Chief Executive Officer, at 10 King Street East, Suite 200, Toronto, Ontario, Canada M5C 1C3. Alternatively, these documents may be obtained at Excellon’s website (www.excellonresources.com), and are also available electronically on SEDAR (www.sedar.com) under Excellon’s issuer profile.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) of Excellon are specifically incorporated by reference herein and form an integral part of the Circular:

(a)	the Excellon AIF dated April 1, 2019 for the year ended December 31, 2018;

(b)	the annual audited consolidated financial statements of Excellon and the notes thereto for each of the years ended December 31, 2018 and 2017, together with the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations for the years ended December 31, 2018 and 2017;

(d)	the unaudited condensed interim consolidated financial statements of Excellon for the three and nine month periods ended September 30, 2019 and 2018;

(e)	the management’s discussion and analysis of the financial condition and results of operations for the three and nine month periods ended September 30, 2019 and 2018;

(f)	the material change report dated and filed on May 21, 2019 in respect of the resignation of Rudy Dhadwar from his position as Chief Financial Officer of Excellon and Ronald Mariño, the Vice President Finance to serve as interim CFO;

(g)	the material change report dated and filed on August 8, 2019 in respect of entering into an underwriting agreement with the August 2019 Underwriters (as defined herein) with respect to the August 2019 Offering (as defined herein);

(h)	the material change report dated and filed on August 29, 2019 in respect of the completion of the August 2019 Offering;

(i)	the material change report dated and filed on March 4, 2020 in respect of the entering into of the Arrangement Agreement with Otis, pursuant to which Excellon has agreed to acquire all of the issued and outstanding Otis Shares by way of plan of arrangement under the Business Corporations Act (British Columbia), with each Otis Shareholder entitled to receive 0.23 of Excellon Share in exchange for each Otis Share;

(j)	the management information circular of Excellon dated March 24, 2019 in connection with the annual and special meeting of shareholders of Excellon held on May 9, 2019; and

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(k)	the warrant indenture between Excellon and TSX Trust Company dated and filed on August 27, 2019 in respect of the warrants issued pursuant to the August 2019 Offering.

Any document of the type referred to above in (a) through (i) and any other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus filed by Excellon with a securities commission or similar regulatory authority in Canada after the date of the Circular and prior to the date of completion of the Arrangement will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of the Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the Circular.

Summary Description of the Business

Excellon is a mining and exploration company engaged in the acquisition, exploration, development and mining of mineral properties. During the past few years, Excellon has been involved primarily in the exploration and development of silver-lead-zinc mineralization on its Platosa Project and the exploration for epithplermal silver mineralization on its 100%-owned 45,000-hectare Evolución property (“Evolución Project”) on the border of Durango and Zacatecas.

Excellon also holds an option to acquire 100% interest on the 164km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Corporate Structure

The chart below sets out the organizational structure of Excellon.

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Recent Developments

On June 17, 2019, Excellon announced the appointment of Ms. Anna Ladd-Kruger as Chief Financial Officer and Vice President Corporate Development effective June 26, 2019. Ms. Ladd-Kruger was most recently the Chief Financial Officer of Trevali Mining Corporation, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp. and District Metals Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen’s University and the University of British Columbia.

On August 6, 2019, Excellon announced that it had entered into an underwriting agreement with Cormark Securities Inc., as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters that included PI Financial Corp., Sprott Capital Partners LP, Laurentian Bank Securities Inc., and Maison Placements Canada Inc. (collectively, the “August 2019 Underwriters”), pursuant to which the August 2019 Underwriters agreed to purchase, on a bought deal basis, 9,500,000 units (the “Excellon Unit”) at a price of $1.06 per Excellon Unit, for gross proceeds of $10,070,000 (the “August 2019 Offering”). Each Excellon Unit consisted of one Excellon Share and one-half of one Excellon Warrant, which entitled the holder to acquire an additional Excellon Share at a price of $1.40 until August 27, 2021. Excellon agreed to grant the August 2019 Underwriters an over-allotment option to increase the size of the August 2019 Offering by up to an additional 15%, such option being exercisable in whole or in part at any time prior to 30 days after the closing of the August 2019 Offering.

On August 27, 2019, Excellon announced the completion of the August 2019 Offering of 10,925,000 Excellon Units, including 1,425,000 Excellon Units issued on the full exercise of the over-allotment option, at a price of $1.06 per Excellon Unit for aggregate proceeds of approximately $11.5 million.

On September 24, 2019, Excellon entered into an agreement with Globex Mining Corporation (“Globex”) for the option to acquire a 100% interest in the Silver City Project (the “Silver Option”), a 164 km2 silver district in Saxony, Germany, for total cash and share consideration over a three-year term of $500,000 and $1,600,000 million respectively. Under the terms of the agreement, to exercise the Silver Option, Excellon must: (i) pay $100,000 and issue 226,837 Excellon Shares to Globex (completed on September 23, 2019), (ii) pay $100,000 and issue Excellon Shares to Globex equivalent to $325,000 based on the 5-day volume weighted average price (“VWAP”) on or before September 23, 2020; (iii) pay $100,000 and issue Excellon Shares to Globex equivalent to $425,000 based on the 5-day VWAP on or before September 23, 2021; (iv) pay $200,000 and issue Excellon Shares to Globex equivalent to $625,000 based on the 5-day VWAP on or before September 23, 2022; and (v) upon completion of the payments and issuances set out in (i) to (iv), grant Globex a gross metals royalty on the exploration or production license on the Silver City Project of 3.0% for precious metals and 2.5% for other metals, which may be reduced to 2% and 1.5%, respectively, upon a payment of US$1,500,000. In addition, Excellon agreed to make: (i) a one-time payment of $300,000 following the announcement of a maiden resource on the Silver City Project and (ii) a one-time payment of $700,000 upon the achievement of commercial production from the Silver City Project.

On October 25, 2019, Excellon announced the resignation of Denis Flood from his position of Vice President Technical Services.

On December 5, 2019, Excellon announced an update to the previously disclosed ongoing legal action in Mexico in respect of the La Antigua mineral concession, which is part of the Evolución Project in Zacatecas. The owner of the concession sued San Pedro Resources, S.A. de C.V. (“San Pedro”) for non-compliance with the exploration and exploration agreement with a purchase option dated December 3, 2006. The court of first instance awarded the plaintiff approximately US$0.7 million in damages which was appealed to the Second District State Court in the Judicial District of Torreón. The Second District State Court awarded the plaintiff approximately US$23 million. San Pedro is now appealing this decision to the federal courts of Mexico.

On February 24, 2020, Excellon entered into the Arrangement Agreement, setting forth the terms and conditions for the Arrangement. See “The Arrangement”, “Arrangement Agreement”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular.

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Sprott Credit Facility

On January 31, 2020, Excellon entered into a term sheet with respect to a US$6 million senior secured bridge loan from Sprott Lending. The definitive agreement for the credit facility was entered into on March 13, 2020 between Excellon, as borrower, Excellon Holdings Inc. (“Excellon Holdings”), Silver Eagle Mines Inc. (“Silver Eagle”), Minera Excellon de México S.A de C.V. (“Minera Excellon”) and San Pedro, as guarantors (the “Guarantors”), and Sprott Lending, as lender (the “Credit Agreement”).

The Credit Agreement provides for a senior secured single advance non-revolving term credit facility from Sprott Lending to Excellon in the principal amount of US$6 million, maturing on September 13, 2020 (the “Facility”). The Facility bears interest at 10% per annum, compounded and payable monthly.

Excellon may use the proceeds of the Facility to fund: (i) budgeted capital expenditures at the Platosa Project and Evolución Project; (ii) Excellon’s transaction costs associated with the Arrangement; (iii) a bridge loan to Otis; and (iv) other uses approved by Sprott Lending from time to time.

The Facility is secured by: (i) a security interest over all of the present and after acquired assets of Excellon, Excellon Holdings and Silver Eagle, (ii) a floating lien pledge over all of the present and after-acquired movable property of Minera Excellon and San Pedro, and (iii) a pledge of shares in the Guarantors and Excellon New Mining Projects, S.A. de C.V.

Under the Credit Agreement, Excellon also granted Sprott Lending the right to subscribe for US$180,000 worth of Excellon shares, determinable based on a 10% discount to the 5-day VWAP on the TSX prior to the date on which the funds are advanced to Excellon under the Facility.

Description of the Common Shares

Excellon’s authorized capital stock consists of an unlimited number of Excellon Shares, of which 113,184,635 are issued and outstanding as of the date of the Circular.

The holders of Excellon Shares are entitled to one vote per share at meetings of Excellon Shareholders and to receive dividends if, as and when declared by the directors of Excellon. No dividends on the Excellon Shares have been paid by Excellon to date. Excellon currently plans to retain all future earnings, if any, to fund the development and growth of its business, and does not intend to pay any cash dividends on the Excellon Shares for the foreseeable future. Any decision to pay dividends on the Excellon Shares in the future will be made by the Excellon Board on the basis of earnings, financial requirements and other conditions existing at the time.

All Excellon Shares rank equally as to dividends, voting powers and participation in the distribution of assets. All holders of Excellon Shares are entitled to receive notice of any meetings of shareholders of Excellon, and to attend and cast one vote per Excellon Share at all such meetings. Holders of Excellon Shares do not have cumulative voting rights with respect to the election of directors. Holders of Excellon Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Excellon Board at its discretion from funds legally available therefore, and upon the liquidation, dissolution or winding up of Excellon are entitled to receive on a pro rata basis the net assets of Excellon after payment of liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Excellon Shares with respect to dividends or liquidation. The Excellon Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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Prior Sales

The following table sets out the number of Excellon Shares, and securities that are convertible into Excellon Shares, issued by Excellon during the 12-month period preceding the date of the Circular.

Date of Issuance	Number of Securities Issued		Type of Security(1)	Issue/Exercise Price ($)(2)	Reason for Issuance
March 6, 2019	392,500		Excellon RSUs	$0.96	Security-Based Compensation
March 24, 2019	375,000		Excellon DSUs	$0.92	Security-Based Compensation
March 24, 2019	900,000		Excellon Options	$0.95	Security-Based Compensation
March 31, 2019	20,147		Excellon DSUs	$0.80	Security-Based Compensation
March 31, 2019	10,000		Excellon Shares	$0.85	Settlement of RSUs
April 1, 2019	10,000		Excellon Shares	$0.80	Settlement of RSUs
April 1, 2019	29,412		Excellon RSUs	$0.80	Security-Based Compensation
May 14, 2019	810,000		Excellon RSUs	$0.72	Security-Based Compensation
May 14, 2019	50,000		Excellon Options	$0.73	Security-Based Compensation
May 17, 2019	96,163		Excellon Shares	$0.70	Settlement of RSUs
June 1, 2019	50,000		Excellon RSUs	$0.72	Security-Based Compensation
June 1, 2019	25,000		Excellon Options	$0.73	Security-Based Compensation
June 26, 2019	200,000		Excellon RSUs	$0.95	Security-Based Compensation
June 26, 2019	175,000		Excellon Options	$0.96	Security-Based Compensation
June 30, 2019	30,934		Excellon DSUs	$0.99	Security-Based Compensation
June 30, 2019	25,252		Excellon RSUs	$0.99	Security-Based Compensation
August 27, 2019	10,925,000		Excellon Shares	$1.06	Public Offering
August 27, 2019	5,462,500	(3)	Excellon Warrants	$1.40	Public Offering
August 28, 2019	35,000		Excellon RSUs	$1.22	Security-Based Compensation
September 16, 2019	18,901		Excellon Shares	$1.02	Settlement of RSUs
September 16, 2019	30,345		Excellon Shares	$0.96	Exercise of Warrants
September 17, 2019	4,275		Excellon Shares	$1.02	Settlement of RSUs
September 17, 2019	3,465		Excellon Shares	$1.01	Settlement of RSUs
September 24, 2019	226,837		Excellon Shares	$0.99	Option Agreement(4)
November 8, 2019	25,134		Excellon DSUs	$0.90	Security-Based Compensation
November 8, 2019	61,882		Excellon RSUs	$0.90	Security-Based Compensation
November 8, 2019	55,000		Excellon Options	$0.91	Security-Based Compensation
November 19, 2019	50,000		Excellon Shares	$0.84	Exercise of Options
November 27, 2019	1,808,563		Excellon Shares	$0.50	Exercise of Warrants
December 31, 2019	24,272		Excellon RSUs	$1.03	Security-Based Compensation
December 31, 2019	24,151		Excellon DSUs	$1.03	Security-Based Compensation
January 1, 2020	72,816		Excellon RSUs	$1.03	Security-Based Compensation
January 2, 2020	171,082		Excellon Shares	$1.02	Settlement of RSUs
January 7, 2020	500		Excellon Shares	$1.40	Exercise of Warrants
February 20, 2020	21,000		Excellon Shares	$0.82	Settlement of DSUs
March 13, 2020	536,454		Excellon Shares	$0.46	Credit Agreement(5)

Notes:

(1)	All Excellon Options vests 1/3rd on the date of grant, 1/3rd on the first anniversary and 1/3rd of the second anniversary and have a five-year term.

(2)	For Excellon RSUs and Excellon DSUs, the prices are based on the price of Excellon Share on the date of issuance. For Excellon Options and Excellon Warrants, the prices are based on the exercise prices.

(3)	Each Excellon Warrant to acquire an additional Excellon Share at a price of $1.40 on or before August 27, 2021.

(4)	Pursuant to the Silver City Option. See the section “Recent Developments” for more details.

(5)	Represents the Excellon Shares granted pursuant to the Credit Agreement.

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Trading Price and Volume

The Excellon Shares trade on the TSX under the symbol “EXN”. The high and low prices of the Excellon Shares as well as the monthly trading volume on the TSX for each of the last twelve months is shown below.

Date	High ($)	Low ($)	Volume (#)
March 2019	1.13	0.84	2,183,257
April 2019	0.83	0.68	1,628,414
May 2019	0.78	0.70	539,354
June 2019	1.04	0.72	1,285,693
July 2019	1.51	0.97	3,900,181
August 2019	1.21	0.86	8,196,488
September 2019	1.24	0.91	5,566,824
October 2019	1.09	0.89	4,115,330
November 2019	1.05	0.73	2,201,297
December 2019	1.05	0.83	2,575,630
January 2020	1.08	0.84	2,067,924
February 2020	0.89	0.49	4,654,964
March 1-13, 2020	0.65	0.415	2,191,191

On February 21, 2020, the last trading day prior to the date of the public announcement of the Arrangement Agreement, the closing price of the Excellon Shares on the TSX was $0.80. On March 13, 2020, the closing price of the Excellon Shares on the TSX was $0.415.

Risk Factors

An investment in Excellon Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in the Circular and the documents incorporated herein by reference. In addition to the other information and risk factors set out elsewhere in the Circular, including those set out under “Risk Factors” in this Schedule “J” – “Information Concerning Excellon”, the risk factors described in the Excellon AIF and the following risk factors should be given special consideration by Otis Shareholders when evaluating whether to approve the Arrangement Resolution.

Excellon may be unable to successfully integrate the business of Excellon and Otis and realize the anticipated benefits of the Arrangement.

Achieving the benefits of the Arrangement depends in part on the ability of Excellon to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Excellon with Otis. A variety of factors may adversely affect the ability of Excellon to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of the existing businesses of Excellon and Otis.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and operational matters of Excellon.

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Excellon will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Excellon may be at a competitive disadvantage in acquiring interests in these natural resource properties as many competitors have greater financial resources and technical staff. There can be no assurance that Excellon will be able to compete successfully against other companies in acquiring other investments in mineral properties. In addition, Excellon may be unable to acquire any such interests at acceptable valuations and on terms it considers to be acceptable. Excellon’s inability to acquire or obtain interests in mineral properties may result in a material and adverse effect on Excellon’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of mineralized material. Factors beyond the control of Excellon may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Interests of Experts

Certain legal matters relating to the Arrangement will be passed upon on behalf of Excellon by Bennett Jones LLP.

PricewaterhouseCoopers LLP, the auditors of Excellon, have advised that they are independent with respect to Excellon within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Excellon Shares or other property of Excellon or any of its associates or affiliates, representing 1% or more of the issued and outstanding Excellon Shares.

Material Contracts

Except for contracts entered into by Excellon in the ordinary course of business, the only material contracts entered into by Excellon since the beginning of the most recently completed financial year or that are still in effect, are:

●	the Arrangement Agreement (see under the heading “The Arrangement Agreement” in this Circular); and

●	the Underwriting Agreement dated August 12, 2019 between Excellon and the August 2019 Underwriters, relating to the August 2019 Offering; and

●	the warrant indenture between Excellon and TSX Trust Company dated and filed on August 27, 2019 in respect of the warrants issued pursuant to the August 2019 Offering.

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Schedule “K”
INFORMATION CONCERNING OTIS

The following information concerning Otis should be read in conjunction with the information concerning Otis appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule “K” – “Information Concerning Otis” shall have the meaning ascribed to them in the Circular. See “Glossary of Terms”.

Annual and Special Matters

Particulars of the subject matter of the Otis Annual Resolutions to be voted on by Otis Shareholders at the Otis Meeting are also set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

Particulars with respect to “Indebtedness of Directors and Executive Officers”, “Statement of Executive Compensation”, “Corporate Governance Disclosure” and “Audit Committee Disclosure” are set out in Schedule “P” – “Annual Matters of Otis” to this Circular.

The Otis Annual Resolutions are being put to Otis Shareholders for approval in the event that the Arrangement is not completed for any reason. If the Arrangement is completed as anticipated, many of the matters contemplated in the Otis Annual Resolutions may cease to be relevant, as Excellon will, upon consummation of the Arrangement, own directly or indirectly Otis and Otis Shareholders will cease to have any direct interest in Otis.

The completion of the Arrangement or approval of the Arrangement Resolution (described in greater detail in the Circular) is not conditional upon the approval of any Otis Annual Resolutions that Otis Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Otis Shareholders must also consider the Otis Annual Resolutions. Management of Otis and the Otis Board recommend that Otis Shareholders, as applicable, vote FOR each of the Arrangement Resolution and the Otis Annual Resolutions, the full text of which are set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

CORPORATE STRUCTURE

Name, Address and Incorporation

Otis was incorporated under the name “Otis Capital Corp.” pursuant to the BCBCA on April 24, 2007. On January 14, 2009, Otis changed its name to “Otis Gold Corp.”

The head office of Otis is located at 580 – 625 Howe Street, Vancouver, BC, V6C 2T6. The registered office of Otis is located at Suite 1400 – 1125 Howe Street, Vancouver, BC, V6Z 2K8.

Otis is a reporting issuer or the equivalent in British Columbia, Alberta and Ontario and the Otis Shares are listed on the TSXV and the OTC Pink under the symbols “OOO” and “OGLDF”, respectively. Otis became a public company in 2007 as a result of the completion of a “Qualifying Transaction” (as defined in the policies of the TSXV).

Intercorporate Relationship

Otis holds a 100% interest in one subsidiary: Otis Capital USA Corp., being the Otis Subsidiary. The Otis Subsidiary was incorporated in Nevada, USA on May 15, 2008 and has an office located at 127 West Main Street, Dubois, Idaho, 83423.

BUSINESS OF THE CORPORATION

General Description

The Business of Otis

The principal business activities of Otis are the acquisition of rights to explore for minerals and the exploration of acquired rights. All of Otis’ exploration and evaluation assets are located in Idaho, USA. Otis has a 100% ownership interest in two gold and silver projects in Idaho, USA. Its flagship project, the Kilgore project (the “Kilgore Project”), is located in Clark County, Idaho. The Oakley property (the “Oakley Property”) is located in Cassia County, Idaho.

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The Kilgore Project is an advanced-stage open pit, heap leach low sulphidation epithermal gold deposit that contains a NI 43-101 indicated resource estimate of 825,000 ounces of gold at 0.58 grams per tonne and an inferred resource estimate of 136,000 ounces of gold at 0.45 grams per tonne which was prepared in 2018. Otis also completed a maiden Preliminary Economic Assessment (PEA) for the Kilgore Project which demonstrates an after-tax net present value (NPV) (5% discount rate and gold price of US$1,300) of US$110.4 million and an after-tax internal rate of return (IRR) of 34.0%, with a three year payback period and life of mine (LOM) net cash flow of US$151.8 million.

Otis entered into an option agreement with Centerra (US) Inc., a wholly-owned subsidiary of Centerra Gold Inc. (collectively, “Centerra”), on February 26, 2020 (the “Oakley Agreement”) pursuant to which Otis granted to Centerra an option to earn up to a 70% beneficial direct interest in certain unpatented federal lode mining claims and two Idaho State Mining Leases held by the Otis Subsidiary in the Oakley Property. To earn an initial 51% interest, Centerra is required to incur US$4,500,000 in exploration expenditures and make a cash payment of US$250,000 over a three year period. Centerra has a second option to earn a further 19% interest by incurring a further US$3,000,000 in exploration expenditures and making cash payments of US$300,000 over a three year period. After earning its interest in the Oakley Property, Centerra and the Otis Subsidiary will enter into a joint venture agreement governing further mineral exploration and development activities on the claims covered thereby.

Specialized Skill and Knowledge

All aspects of the business of Otis require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction and operation, and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, Otis has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

As a mineral exploration and development company, Otis may compete with other entities in the mineral exploration and development business in various aspects of the business including: (a) seeking out and acquiring mineral exploration and development properties; (b) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (c) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and Otis may compete with other companies that have greater financial resources and technical facilities. Competition could adversely affect Otis’ ability to acquire suitable properties or prospects in the future or to raise the capital necessary to continue with operations.

Cycles

The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance Otis on favourable terms is also affected by worldwide economic cycles.

Environmental Protection

Otis is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

Otis may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. Otis conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in this Circular, Otis is not aware of any existing environmental problems related to any of its properties that may result in material liability to Otis.

Employees

As of June 30, 2019, Otis had no employees. All individuals providing services to Otis do so on a consulting basis.

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Foreign Operations

The Kilgore Project is Otis’ material property. The Kilgore Project is located in the State of Idaho, United States of America. As such, Otis’ operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against Otis, nor is Otis aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by Otis within the two most recently completed financial years or currently proposed for the current financial year.

Reorganizations

Other than as disclosed in this Circular, there have been no material reorganizations of or involving Otis within the two most recently completed financial years or currently proposed for the current financial year.

Social or Environmental Policies

At its current stage of development and activities (i.e., drilling, prospecting and development), Otis has limited financial obligations in meeting applicable environmental standards. This will change as Otis advances its projects. Environmental regulations that are applicable to Otis cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. While Otis does not currently expect the impact of costs and other effects related to compliance with environmental, health and safety regulations to have a material adverse effect on Otis’ financial condition or results of operations, such regulations are evolving in a manner which is likely to result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact Otis’ costs and have an adverse effect on results of operations. Furthermore, an environmental, safety or security incident could impact Otis’ reputation in such a way that the result could have a material adverse effect on its business and on the value of its securities.

History and General Development of the Business

Year Ended June 30, 2018

On July 5, 2017, Otis announced the appointment of Mr. Don Poirier to the Otis Board.

On April 3, 2018, Otis announced the appointment of Mr. Alan Roberts as its Vice President, Exploration.

Year Ended June 30, 2019

On June 30, 2017, Otis sold certain assets to Strata Minerals Inc. (“Strata”) in exchange for 2,750,000 common shares in the capital of Strata, valued at their closing price of $0.35 on June 30, 2017, and a cash payment of $100,000. Otis received a net smelter returns royalty (“NSR”) of 1.0% on production of gold from the properties. The NSR may be bought back by Strata at any time upon payment of US$2,000,000. On July 10, 2017, Strata changed its name to Revival Gold Inc. (“Revival”). In the year ended June 30, 2019, Otis sold all of its shares in Revival for net proceeds of $1,848,025 in separate transactions.

On September 28, 2018, Otis filed a NI 43-101 technical report on its Kilgore Project entitled “Independent Technical Report and Mineral Resource Estimate for the Kilgore Project, Clark County, Idaho, USA” with an effective date of August 14, 2018 prepared by or under the supervision of Terre A Lane, MMSA, Jeffrey Todd Harvey, SME-RM, David Rowe, CPG, QP and Jennifer J. Brown, SME-RM.

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Subsequent Events

On August 26, 2019, Otis filed the Kilgore Report.

On September 26, 2019, Otis completed the 2019 Private Placement (as defined below).

On December 18, 2019, the Idaho federal district court Judge B. Lynn Winmill issued a decision in Idaho Conservation League et al v. U.S. Forest Service (“Forest Service”) that confirmed Otis’ right to operate under the five year Plan of Operation issued to Otis in 2018 at the Kilgore Project. Judge Winmill found the Forest Service adequately evaluated the potential environmental impacts of exploration pursuant to the National Environmental Policy Act, National Forest Management Act and Organic Act. The court remanded the case in part to the Forest Service to consider the impacts of the Kilgore Project on the groundwater of Dog Bone Ridge and the consequential impacts on Corral Creek and Yellowstone cutthroat trout.

On January 16, 2020, a further judgment was issued by Judge Winmill in favour of Otis confirming the court’s decision issued on December 18, 2019. Subsequent to this judgment, on January 24, 2020, the complainant filed a motion to alter or amend the judgment, requesting that the court vacate the Forest Service’s decision pending further analysis of impacts to the Dog Bone Ridge area. The Forest Service and Otis filed responses to this motion on February 14, 2020.

On February 24, 2020, Otis entered into the Arrangement Agreement, setting forth the terms and conditions for the Arrangement. See “The Arrangement”, “Arrangement Agreement”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular.

On February 26, 2020, Otis entered into the Oakley Agreement.

MINING PROPERTIES

Kilgore Project

Current Technical Report

The most recent technical report on the Kilgore Project is the technical report titled “Independent Technical Report and Preliminary Economic Assessment, Kilgore Project, Clark County, Idaho, USA” dated August 26, 2019, with an effective date of July 30, 2019, prepared for Otis by Terre Lane, MMSA, SME-RM, Jeffrey Todd Harvey, PhD, SME-RM, David Rowe, CPG, and Jennifer .J. Brown, P.G., SME-RM (the “Kilgore Technical Report”). A summary of the Kilgore Technical Report as well as a summary of 2019 activities is reproduced herein. Alan Roberts, MSc, CPG, Vice President of Exploration, serves as the Qualified Person for the summary of 2019 activities and has reviewed and approved the technical content contained herein.

Project Description, Location and Access

The Kilgore Project is situated on the northern margin of the eastern part of the Snake River Plain (ESRP), approximately five miles west-northwest of the small rural community of Kilgore, Clark County, Idaho. The core of the Kilgore deposit, known as the “Mine Ridge” area, is centered on longitude 111° 59’ 52” W and latitude 44° 25’ 53” N.

Road access to and through the deposit area is good, with a network of paved and historic unimproved drill roads serving as the direct route to the deposit area (Figure 1 ). Four-wheel drive may be required in early spring or wet weather. Access to the project is principally from Interstate 15 (I-15) that passes approximately 25 miles west of the project. Paved road access is then via paved road to the hamlet of Kilgore. Final access to the project is via County and United States Forest Service (USFS) graded gravel and dirt roads.

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Figure 1: Map Showing Access Route from Dubois, Idaho to the Kilgore Project

Kilgore Gold Project
Kilgore
Spencer
Dubois
RANGER
DISTRICT
U S SHEEP EXPERIMENT
STATION
1 0 1 2 3
Miles
1 0 1 2 3 4
Kilometers

The Otis Subsidiary holds title of record to 614 unpatented federal lode mining claims located on USFS administered lands in accordance with the U.S. 1872 General Mining Law and the United States Code of Federal Regulations (U.S. CFR) Title 30 Mineral Lands and Mining and Title 43 Public Lands, and in accordance with Idaho Statutes Title 47, Mines and Mining, Chapter 6, Location of Mining Claims. In order to maintain a federal unpatented mining claim, an annual claim maintenance fee must be paid to the relevant Bureau of Land Management state office before September 1st of each year. Failure to timely pay the annual claim maintenance fees results in the claim being deemed null and void as a matter of law.

Idaho Mining Claim (IMC) numbers assigned to all of these claims by the BLM are as follows:

Claim Name	BLM Serial Number
Camas 1-70	IMC 209304-209373
Cat 2	IMC 177033
CATHY 1-108	IMC 220469-220576
FOB 13	IMC 77092
FOB 16	IMC 77095
FOB 17	IMC 77096
FOB 28	IMC 77106
FOB 29	IMC 77107
FOB 31	IMC 77109
GK #1-42	IMC 220174-220215
Gozer 2	IMC 174947
Lilly 1-5	IMC 218159-218163
Mary 1-231	IMC 216814-217044
MC 1	IMC 161374
MC 4	IMC 161377
Paco 1-8	IMC 218203-218210
Rex 1-32	IMC 185109-185140
Rey 1-47	IMC 185688-186638
Gwen 1-53	IMC 186532-186584
Gwen 54-61	IMC 186639-186646
OTIS 1-10	IMC 201716-201725
SAL 1-5	IMC 218164-218168
Steel 1-34	IMC 218169-218202

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The 614 Certificates of Location for the claims and required maps were timely recorded in the office of the Clark County Clerk, Dubois, Idaho, and with the BLM State Office in Boise, Idaho. The Affidavits of Annual Maintenance Fee payment was timely recorded in the Office of the Clark County Clerk and Recorder, Dubois, Idaho. The annual payments were received and verified by the BLM and are valid until August 31, 2020. Currently, the only obligation to maintain the federal lode mining claims is payment of the annual fee of US$165 plus a Clark County / City Fee of US$31 for filing.

There are no royalties, back-in rights, payments, environmental liabilities, or any other encumbrances affecting the Otis Subsidiary’s holdings based on the results of title review work.

There are no valid existing claims of record in conflict with those held by the Otis Subsidiary. There are no liens, judgments, suits, or any litigation involving either the Otis Subsidiary or the claims it holds in Clark County Records, Idaho, nor in the land files at the BLM State Office in Boise, Idaho.

The Otis Subsidiary owns 100% interest in the subject 614 lode mining claims. The property has no recorded reserve royalties, rights, agreements, or encumbrances, and no environmental or tax liabilities of record.

The USFS may place access restrictions on the property if extreme danger of forest fire is present but this action has never been required during Otis’ drilling of the property. Otis does not know of any other significant factors or risks that may affect access, title, or the right or ability to perform work on the property.

A coalition of environmental groups lead by the Idaho Conservation League filed an administrative complaint against the USFS in November 2018 citing failings within the Environmental Assessment (EA) in-lieu of a more comprehensive Environmental Impact Statement (EIS). Please see Schedule “K” – “Information Concerning Otis - Legal Proceedings or Regulatory Actions” for a summary of the administrative legal procedures. The USFS is required to carry out additional analysis of the hydrology of the Dog Bone Ridge area.

History

Historic work on the Kilgore deposit is summarized in the technical reports by Rayner and Associates and Van Brunt (2002) and Cameron (2012). Early gold exploration at the deposit was conducted in 1937 by the Blue Ledge Mining Company (Campbell, 1937). Evidence of mining activity remains as several underground adits, prospect pits, a mill foundation, and a tramway. Although miners reportedly uncovered “considerable ore of commercial value” (Campbell, 1937), there is no evidence in the form of tailings that metals were ever recovered from the ores. Further, there is no evidence of placer mining in the gulches below the deposit, although it is probable that panning lead to the discovery of the lodes.

A total of 54 unpatented lode claims were located to cover the core area of the Kilgore deposit by Dennis Forsberg and Foster Howland in 1982. Several mining companies conducted exploration on these claims, including Bear Creek Mining from 1983 to 1985, Placer Dome U.S. (“Placer Dome”) from 1990 to 1992, Pegasus Gold (“Pegasus”) from 1993 to 1994, and Echo Bay from 1994 to 1996.

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Bear Creek leased the claims from Forsberg and Howland in 1983. The Bear Creek program comprised seven reverse circulation (RC) and core holes during its tenure. Placer Dome drilled 39 holes, including 5 core holes, conducted rock and soil sampling, ran a gradient array IP/resistivity survey, located 82 unpatented lode mining claims, and ran metallurgical tests. The drilling continued through a 50-50 joint venture between Placer Dome and Pegasus with an additional 23 holes.

Echo Bay entered into a joint venture agreement with Placer Dome in June 1994. Echo Bay attained earn-in for 51% of the Kilgore deposit in June 1996 when project expenditures reached US$2.5 million. In December 1996, Echo Bay completed the purchase of Placer Dome’s remaining 49% stake in the project to hold 100% of the property.

Echo Bay conducted more systematic exploration and evaluation of the Kilgore deposit, spending $4.7 million between 1994 and 1996. Exploration included drilling 122 new drill holes, re-logging all previous drill holes, airborne helicopter electro-magnetic (HEM) surveying, regional geological mapping and soil sampling on the backside sinter, or Dog Bone Ridge target area. Echo Bay performed bottle roll and column leach metallurgical studies, collected environmental baseline data, did resource modeling, and completed initial engineering assessment studies of the main Kilgore deposit area.

In all, between 1984 and 1996, a total of 122,257 feet in 190 holes were drilled on the Kilgore deposit and proximal targets with the goal of defining a bulk-tonnage, open-pitable gold deposit. The majority of this drilling concentrated on the Kilgore deposit. No further drilling was done on the deposit until Otis began its work in 2008, a hiatus of 12 years since the last historic drilling was completed by Echo Bay in 1996.

Latitude Minerals (“Latitude”) entered into a 49% - 51% joint venture agreement with Echo Bay on September 2, 1998, and drilled a sinter cap and explosion breccia area, now known as Dog Bone Ridge, located roughly 4,000 feet (1,220 meters) west-southwest of the main Kilgore deposit on Mine Ridge. Latitude drilled six holes, three of which encountered anomalous gold mineralization averaging 300 feet (91.4 meters) thick and extended well-mineralized intercepts at least 300 feet west-northwest of Echo Bay hole 96 EKC-178. The drill results also revealed extensive alteration characteristic of volcanic-hosted gold systems.

In 2002, Kilgore Gold, a wholly-owned subsidiary of Kilgore Minerals, acquired 100% ownership of the property from Forsberg and Howland. From 2002 to 2006, Kilgore Gold conducted detailed field mapping and structural analysis work on Dog Bone Ridge to delineate drill targets to further expand on Echo Bay’s and Latitude’s work in the area (Caddey, 2003). In 2004, Kilgore Minerals expanded its property position to 3,000 acres and drilled six core holes into the Dog Bone Ridge target area for a total of 5,319 feet (1,566 meters). Significant gold mineralization comprising a 170-foot-thick (51.8-meter) intercept from 370 to 540 feet (112.8 to 164.6 meters) deep and grading 0.036 troy ounces per ton (opt) (1.25 grams per metric tonne [g/T]) Au was encountered in hole KG042; however, no mineralization of significance was found in the other five holes (Pancoast, 2004). Kilgore Gold drilled eight additional core holes totaling 5,569.4 feet (1,697 meters) in 2006. Drill hole KG06-01, an offset to KG04-02, encountered 41.3 feet (12.6 meters) of mineralized material from 510 feet (155.6 meters) to 552 feet (168.2 meters) grading 0.038 opt (1.30 g/T) Au.

In 2008, Otis formed a joint venture with Bayswater Uranium Corporation and began its exploration programs on the Kilgore deposit.

Rayner and Associates and Van Brunt (2002) completed a NI 43-101 compliant mineral resource estimate in a technical report for Kilgore Gold. That study, following methodology developed for in-house Echo Bay resource estimates, estimated grade to regular 30 x 30 x 15-foot blocks. The resource comprised separate estimates of three lithologic domains, Lithic Tuff, Crystal Tuff, and Aspen Formation, and 12,788 assay intervals. Compositing to 15-foot intervals, two composites greater than 1.0 ounce per ton (opt) Au were excluded from the estimate as outliers. Composites were further restricted to an interpreted 0.010 gold shell. Slightly anisotropic relative gold variograms were used to design search ellipses for the individual domains, with maximum dimensions of 140 to 150 feet and minimum distances of 120 to 140 feet. Blocks estimated by more than six composites and three or more drill holes were considered Indicated Resources, as shown in Table 1.

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Table 1: Historical Mineral Resources for Kilgore Project by Rayner and Associates and Van Brunt (2002)

Classification	Cutoff Grade (opt)	Au opt	Tons (000s)	Ounces (000s)
Indicated	0.010	0.031	7,043	218
Inferred	0.010	0.028	9,661	269

Note:

(1)	Units are Imperial: tons are short tons, grade is ounces per short ton and ounces are troy ounces.

The estimation technique for the resources in Table 1 was ordinary kriging. The mineral resources in Table 1 should not be considered a current resource. The authors have not used or relied upon this information in preparing the preliminary economic assessment (PEA) presented in the Kilgore Technical Report.

A NI 43-101 mineral resource estimate was performed by Don Cameron in 2012 (Table 2) based on a then new block model that incorporated historic drilling information, updated geologic interpretations, bulk density test work, and geostatistical modeling of gold grade. The cutoff grade used for reporting and classification was based on a heap leach open pit mining scenario. The estimate was made using Micromine software. The mineral resources in Table 2 should not be considered a current resource. The authors have not used or relied upon this information in preparing the PEA presented in the Kilgore Technical Report.

Table 2: Historical Mineral Resources for Kilgore Project by Don Cameron, 2012

Resource Category	Tonnes (000s)	Gold Grade g/T	Gold Troy Ounces
Measured	-	-	-
Indicated	27,352	0.59	520,000
Total Measured and Indicated	27,352	0.59	520,000
Inferred	20,230	0.46	300,000

Notes:

(1)	Mineral resources are at a gold cutoff grade of 0.24 g/T; gold price US$1,650/ounce; Au recovery 90%, and pit walls 45°.
(2)	Mining cost $1.93/ton, waste mining $1.82/ton, processing cost $7.72/ton, selling cost $5/ton.
(3)	Items are rounded off to reflect the precision of the estimate, thus metal quantity varies slightly from the product of tons and grade.
(4)	Contained gold ounces are in-situ and include metallurgical recovery losses.
(5)	Indicated mineral resources are pit constrained; inferred mineral resources are not.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Kilgore Project is located in the northeastern portion of the Eastern Snake River Plain (ESRP), locally situated to the south of the Centennial Mountains and regionally along the northern margin of the Miocene-Pliocene Heise Volcanic Field.

The Kilgore Project is hosted within the northern margin of a Miocene to Pliocene caldera volcanic complex with associated intrusive, extrusive and pyroclastic sequences known as the Heise Volcanic Field, which in turn unconformably overlay Cretaceous arkosic sediments. Specifically, the project occurs on the northeastern rim of the Kilgore Caldera, one of four eruptive events that make up the Heise Volcanic Field. To both the north and south, the volcanic rocks are locally blanketed by the tuff of Kilgore, a relatively distinct welded ash flow tuff thought to represent the last major eruptive event of the Kilgore caldera and dated at about 4.45 (±0.05) million years (Morgan, 2005).

The Kilgore deposit is interpreted as being a low sulfidation (LS) epithermal deposit associated with caldera-related volcanic and intrusive activity. The current known resource area is a zone of mineralization approximately 800 meters long, 600 meters wide, and 325 meters deep from ground surface to the maximum inferred mineral resource depth. Mineralized intercepts generally average 40 meters (130 feet) and range up to 100 meters (330 feet) in thickness in the Mine Ridge core and North Target areas. Near surface gold mineralization occurs primarily in rocks of volcanic or subvolcanic origin, including the Tertiary lithic tuff (Tlt) and sub-vertical felsic dikes, dike swarms, and granodioritic bodies that intrude it. These are underlain by sedimentary rocks of the Aspen Formation (Ka), which comprise an additional host of mineralization, one which is characterized by sediment-hosted, low-moderate grade, bulk-mineable type distribution.

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Mineralization

Gold mineralization at Kilgore occurs within two suites of receptive host rocks: 1) in rocks of volcanic or subvolcanic origin, including the Tertiary Lithic Tuffs (Tlt), Tertiary andesite flows (Tap), and the sub-vertical granitoid dikes, dike swarms, and granite to granodioritic bodies that intrude it, and 2) the sedimentary turbidites composed of arkosic sandstones and siltstones, and carbonaceous shales of the Aspen Formation (Ka).

Gold mineralization in the volcanic and related intrusive rocks contains high grade zones as a result of weak to moderate vein development and open space fracture-fill, together within a broad, low grade halo of disseminated gold within variably silicified and argillically altered rocks. Gold content appears to decrease rapidly to lower grades (less than 50 to 100 parts per billion [ppb] gold [Au]), with corresponding decrease in quartz or quartz adularia as silicification and increase in argillic alteration. Exceptions occur in strongly oxidized rock near the topographic surface where strong to pervasive iron-oxide, yellow-orange to brown staining is accompanied by high gold grades.

Mineralization in the volcanic and associated intrusive rocks accounts for an estimated 85% of the known mineral resource, with the remaining 15% occurring in the underlying Aspen Formation sediments.

The Aspen Formation sedimentary rocks are arkosic sandstones with irregularly distributed carbonaceous shale layers; gold mineralization occurs associated with quartz, adularia, and epidote and appears to have been the result of replacement of the carbonate cement of the arkosic sandstone. A limited number of drill holes has tested the sediment hosted mineralization and further testing of the Aspen Formation sediment hosted mineralization is necessary.

The Kilgore deposit is a zone of mineralization approximately 2,600 feet (800 meters) long, 2,000 feet (600 meters) wide, and 1,070 feet (325 meters) deep from ground surface to the maximum inferred mineral resource depth. Mineralized intercepts generally average 130 feet (40 meters) and range up to 300 feet (90 meters) in thickness in the Mine Ridge core and North Target areas.

Significant mineralized zones within the Kilgore Project area are typically associated with structures and the mineralized halos around them in the surrounding rocks. The geology and apparent detailed mineralization controls vary from one area to the next. Mine Ridge comprises the core of the Kilgore deposit and the bulk of the gold mineralization contained within it. Major geologic controls include the northwest trending fault swarms and the northeast trending radial fault structures. Gold mineralization is spatially associated with the intrusive rocks and their contacts with porous and permeable lithic tuffs. Some of the higher-grade mineralization is localized in sub-vertical to vertical fissure, shear, and fault/fracture zones. The Tlt hosts significant disseminated mineralization that forms more extensive zones away from the dike contacts.

The system of northwest trending faults may represent a fault or shear zone several hundreds of meters wide and comprised of several sub-parallel structures. These faults and the cross-cutting and other east-northeast trending faults may contribute significantly to the overall distribution of mineralization.

The upper 100 to 200 feet (30 to 60 meters) of the Aspen Formation serves as a major host environment to gold mineralization in the Mine Ridge area, especially at the upper contact of the Aspen Formation with the overlying Tap. Here the unit is variably silicified, displaying quartz micro-veining, development of iron oxides along micro fractures, oxidation of sulfides, the presence of pyrite stringers, and chlorite, ankerite alteration. Quartz veins and sheared quartz vein zones cutting Aspen rocks, as well as the edges and margins of mafic dikes intruded into the Aspen Formation, all serve as environments for the deposition of higher-grade gold values. Typical thicknesses and grades of mineralized intercepts found in the upper part of the Aspen Formation in Otis core holes include:

●	100 feet (30.4) meters @ 0.074 opt (2.53 g/T) Au from 283 feet (86.3 meters) to 382 feet (116.7 meters) in 10 OKC-210

●	109 feet (33.1 meters) @ 0.037 opt (1.27 g/T) Au from 676 feet (206.0 meters) to 784 feet (239.1 meters) in 11 OKC-253.

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Sulfide and precious metal mineral species identified in core from the Mine Ridge area include pyrite, electrum, native gold (some visible), galena, arsenopyrite, sphalerite, stibnite, cinnabar, naumannite (Ag2Se), aguilarite (Ag4SeS), argentite-acanthite, chalcopyrite, wolframite (ferberite), and rare pyrargyrite (Ag3SbS3). Panned concentrate studies of gold grains conducted by Hazen Research, Inc. (1995) for Echo Bay found spongy, lacy, rectangular, splinter, and amoeboid morphologies with rich yellow color and sizes in the 25- to 150-micron range.

Petrographic work in early 2019 on selected samples from 17OKC-379 have revealed an association between jarosite and gold in lithic tuffs whereby small gold inclusions occur within jarosite masses. The mineral jarosite is the most common member of the alunite group; it is a hydrated potassium-iron sulfate typically associated with high sulfidation epithermal or porphyry associated epithermal systems and is formed by the direct oxidation of iron sulfides.

Gangue minerals identified in the area are mostly quartz, adularia, jarosite, manganiferous siderite, pyrite, pyrrhotite, arsenopyrite, illite-sericite, kaolinite, barite, and dumortierite/tourmaline.

Alteration

Throughout the Kilgore Project area the felsic and intermediate volcanic and intrusive rocks, volcaniclastic rocks, epiclastic rocks and underlying Tertiary-Cretaceous sedimentary rocks are pervasively altered – that is to say that all rocks in the project area exhibit a degree of hydrothermal alteration varying from strong, through moderate, to weak, but pervasive alteration. There are few examples of fresh unaltered rocks within the whole Kilgore Project area.

Quartz forms the dominant hydrothermal alteration mineral as silicification and often occurs with opaline silica in the major rock types. Silicification generally occurs as aggregates of very fine to coarse grained quartz with a mosaic texture. Silicification is also present throughout the Mine Ridge core area as irregular quartz veins, quartz stockwork vein zones, sheared quartz-vein zones on and along dike margins, quartz micro-veinlets and micro-veinlet zones, and late-stage cavity-filling quartz crystals, locally coated with rare, late-stage, visible gold. Some visible gold grains occur in oxidized selvage material along the margins of late-stage quartz veins. Some of the best developed areas of quartz veining generally occur along the margins of the northwest-trending dikes in the Mine Ridge area, along and parallel to the northeast-trending Mine Ridge fault, and near, and at the intersection of northwest- and northeast-trending structures.

Adularia is a common alteration mineral, often occurring with quartz or fine-grained silica. Felsic-to intermediate dike rocks commonly show pervasive quartz–adularia alteration and replacement, and some adularia occurs on fractures (Larabee, 2012; Benson C. , 1986).

Other alteration minerals reported by Otis include illite, sericite, kaolinite, chalcedony, opal, amethyst, barite, calcite, Mn-Fe carbonate minerals, limonite, goethite, and hematite. Sericite is a generic term for fine-grained white mica or ordered clay mineral. Limonite is a mineral nomenclature typically used by geologists to describe occurrences of yellow to orange-brown colored oxidation products rather than a formal mineral name, sensu stricto. Jarosite, a yellowish primary or secondary iron-aluminum sulfate, has also been observed in petrological analysis and probably accounts for most of the descriptions of Limonite within the Tlt.

Kilgore shows typical alteration zoning from proximal quartz-adularia through argillic to distal propylitic. Major alteration types commonly found in the Mine Ridge area include quartz-adularia, silicification, argillic, propylitic, and tourmalinization (in part dumortierite, see above).

Argillic alteration includes bleaching of host rocks in the Mine Ridge area, with the development of illite, sericite, and kaolinite. Feldspars and groundmass in tuff and dike host rocks are commonly partially to completely replaced, with feldspar crystals, revealing crystal casts and ghost crystal outlines where nearly totally replaced. In general, the extent of argillic alteration ranges from pervasive to structurally controlled replacement, depending on the host rock.

Propylitic alteration is mostly evident deeper in Otis core holes, particularly in the sediments, as calcite, chlorite, epidote, and pyrite. These minerals mostly occur on fractures and as disseminations, particularly throughout parts of Tap, in gold-bearing hornblende andesite bodies, and in altered Aspen Formation siltstones and sandstones, imparting a light to dark green color to them. Detailed logging of Otis core holes by staff geologists reveals that groundmass and mafic phenocrysts in late-stage, gold-bearing mafic dikes are also commonly chloritized, particularly where they cut the Aspen Formation and, as a result, are barely distinguishable from the latter.

The geochemical signature of Kilgore is consistent with an epithermal chemical signature, one high in gold, arsenic, antimony, mercury, and selenium. Arsenic exhibits the strongest correlation to the deposit, where it is clear that there is a significant arsenic anomaly on top of, and down-slope from the deposit, as well as along major northeast trending faults.

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Deposit Types

The Kilgore deposit is a zoned, low sulfidation (LS) epithermal hot spring precious metals (Au, silver [Ag]) deposit the result of caldera-related volcanic activity. These deposits are commonly bulk-tonnage, low-grade, and amenable to open-pit mining.

Epithermal hot spring-type precious metal (Au, Ag) deposits form at low to moderate temperatures in the near-surface environment. They generally form at depths of less than 5,000 feet (1.5 km) and temperatures of less than 300° C in subaerial environments within volcanic arcs at convergent plate margins, intra- and back-arc settings, and in post-depositional settings. Epithermal deposits are found in all rock types, but, historically, some of the largest occur as disseminated bulk-tonnage and/or stockwork-type vein deposits in volcanic rocks (e.g., Round Mountain, Nevada; McDonald Meadows, Montana). Nearby deposits of this type are the Grassy Mountain deposit, Oregon, and the deposits at Sunbeam, Idaho (Grouse Creek and Sunbeam).

Kilgore presents distinct features common to many epithermal hot spring deposits such as:

●	Relationship to caldera activity and structures

●	Extensional structural environments characterized by high-angle normal faulting and/or dilational zones proximal to strike-slip fault structures

●	Proximity and temporal association with shallow rhyolitic intrusions and effusive volcanic centers.

At the deposit scale, LS gold deposits can be hosted in volcanic, volcaniclastic, lacustrine, or epiclastic units, but can also be hosted by volcanic or sedimentary rocks, as at Kilgore. Both low-grade disseminated and structurally controlled high-grade deposits can form, e.g., the Mine Ridge fault zone. Syn-mineral mafic dikes are also common in these deposits and they occur at Kilgore where they host high-grade mineralization.

Mineralization at Kilgore comprises an epithermal assemblage of small quantities of pyrite, electrum, native or free gold, silver, mercury, and base metal sulfides, sulfosalts, and selenides. Otis considers the recognition criteria for epithermal volcanic-hosted LS model (Table 3) essential to its exploration of the Kilgore deposit.

Table 3: Comparison of LS-Type Deposit Model and Kilgore Deposit Recognition Criteria

Recognition Criteria Type	LS-Type Deposit Model Recognition Criteria	Kilgore Deposit Recognition Criteria
Deposit Form/Styles of Mineralization	Disseminated and structurally controlled mineralization, open-space veins (high grade) and stockwork mineralization common	Disseminated and structurally controlled mineralization, late open-space quartz veins (some with high grade Au) and high-angle fractures, quartz stockwork veining in Mine Ridge core area
Textures	Veins, cavity fillings (bands, colloforms, druses), breccias	Disseminations, veins and shear zones (on edges of high-angle dikes), hydrothermal breccias, minor banded quartz veins, silica replacement and fracture filling, stockworking, fine-grained quartz-adularia flooding and replacement, quartz micro-veining
Ore Mineralogy	Pyrite, electrum, gold, sphalerite, galena, arsenopyrite	Pyrite, electrum, native gold (some visible), galena, arsenopyrite, sphalerite, stibnite, cinnabar, naumannite, aguilarite, argentite-acanthite, chalcopyrite
Gangue Mineralogy	Quartz, adularia, chalcedony, calcite, illite, carbonates	Quartz, adularia, illite, sericite, kaolinite, chalcedony, opal, calcite, chlorite, pyrite, tourmaline (dumortierite), iron oxides and hydroxides (limonite, goethite, hematite), amethyst, barite, carbonates (manganosiderite)
Geochemical Suite	Gold, silver, zinc, lead, copper, tin, arsenic, mercury, selenium	Gold, silver, zinc, lead, arsenic, tin, boron, mercury, copper, selenium
Alteration	Quartz-adularia through argillic to distal propylitic	Quartz-adularia through argillic to distal propylitic, silicification, tourmalinization, pyritization, chloritization
Host rocks	Volcanic and basement sedimentary rocks	Volcanic and basement sedimentary rocks
Mafic Dikes	Commonly present	Present and often associated with high-grade (+10 g/T) gold values

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The Kilgore deposit lies along the intersection of major northwest-trending regional structures, the Northwest Fault Zone, and northeast-trending radial faults from the core of the Heise Volcanic Field. These zones lie just inside of, and tangential to, the arcuate northeast part of the Kilgore Caldera margin and structural ring fracture zone. While the Kilgore deposit is located along the inferred margin of the Kilgore Caldera, the age of mineralization is dated at approximately 5.3 Ma, which pre-dates the age of the final phases of the Heise Volcanic Field and are attributed to the formation of the Kilgore Caldera itself (i.e., the Kilgore tuff dated at approximately 4.45 Ma).

Otis’ present conceptual model associates gold mineralization with the processes that lead to the formation and eruption of the Kilgore Caldera, the final of four major phases of the Heise Volcanic Field; a near surface injection of large volumes of magma, related to the apparent east-northeast migration of the Yellowstone Hotspot, was responsible for creating a large hydrothermal system. The eruption of the Kilgore Caldera has complicated further exploration of the Kilgore Project by covering the project area in a thick layer of volcanic and volcaniclastic rocks. Continued exploration of the Kilgore Project may lead to further discoveries of epithermal deposits related to the pre-, syn- and post-eruption hydrothermal activity.

Exploration

Outside of drilling, exploration activities carried out by Otis to date include geophysical survey and regional surface sampling of rock, soils, and stream sediments.

Geophysical Exploration

2009 CSAMT Survey

In October 2009, Otis commissioned Zonge Geoscience, of Reno, Nevada, to perform a Controlled Source Audio Magneto-Telluric (CSAMT) survey in the Dog Bone Ridge target area. Six lines were oriented N45E for a total of 5.3 line-miles (8.5 line-km) of data coverage. The objective of the survey was to delineate near-surface alteration as well as underlying structures and potential feeder zones.

Clearly evident on all six inverted resistivity sections was a surface layer with predominantly high resistivity overlying variable, but predominantly less resistive material. A notable exception was one line, which exhibits a uniform high resistivity layer for most of its length. This high surface resistivity is interpreted as representing the sinter cap and explosion breccia. The dotted lines separate the two resistivity domains, and the dashed lines identify interpreted structures. For reference, the geochemical signature of the Echo Bay soil anomaly is shown in yellow, with the Kilgore deposit to the northeast shown in salmon color.

Echo Bay Hole EKC-178, collared on Dog Bone Ridge, drilled into the core of the low resistivity anomaly of line D and encountered 324 feet (99 meters) @ 0.012 opt (0.418 g/T) Au. Wright (2009) discusses this intercept and recommends testing other anomalies. Kilgore Gold intercepted 170 feet (51.8 meters) @ 0.036 opt (1.25 g/T) Au in hole KG-04-4, which was nearly coincident with the low resistivity anomaly detected at the end of Line C.

Based on the results of the 2009 CSAMT survey, Otis selected five targets on Dog Bone Ridge and drilled four of them (Table 4) in 2010 with mixed results.

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Table 4: Hole Drilled into Anomalies on Dog Bone Ridge (Cameron, 2012)

Hole ID	Site	Azimuth (N=0)	Angle (deg)	Total Depth (ft)	Total Depth (m)	Target Tested	CSAMT Line	Anomaly Type
10 OKC-240	4	45	-62	2,618	798	E4	Line E	High Resistivity
10 OKC-241	3	45	-63	2,418	737	E3	Line E	High Resistivity
10 OKC-242	1	350	-65	1,965	599	C1	Line C	Low Resistivity
10 OKC-243	1	45	-45	2,749	838	C1	Line C	Low Resistivity
10 OKC-244	2	255	-80	1,834	559	C2	Line C	High Resistivity

10OKC-240 drilled into high resistivity anomaly E4. From surface to 341 feet (104 meters), the hole encountered barren siliceous sinter and explosion breccia that contained no detectable gold. From 341 feet (104 meters) to 797 feet (243 meters), the hole cut a felsic dike that contained slightly anomalous gold. Drill hole OKC-242, drilled into Anomaly E3, encountered mostly siliceous sinter, but very little detectable gold. The most interesting hole was OKC-243, collared near Kilgore Gold’s hole KG-04-4. This hole encountered a 98-foot (30-meter)-thick hydrothermally altered and brecciated felsic dike with gold grades up to 0 opt (0.731 g/T) Au.

2016 Ground Magnetic Survey

In November 2016, Otis contracted Justin Modroo, P.G., to conduct a ground based geophysical magnetic survey in the vicinity of the primary Kilgore resource area (Modroo J. , 2017). The survey was designed to test magnetic signatures surrounding the known deposit to better define local structural characteristics and potentially identify future drilling exploration targets.

The ground magnetic survey successfully recorded data over approximately 20.5 line-miles (33 line-km) magnetometers. Line directions were collected along 50°and 230° azimuth and were spaced 295 feet (90 meters) apart. Base station data were recorded every 30 seconds, while rover data were recorded every second. The survey successfully mapped local- and regional-scale magnetic anomalies, providing greater insight into the structural components of the primary Kilgore deposit and surrounding area. The survey identified several significant magnetic features that may be directly related to known faulting and other structural features which contribute to or control the distribution of mineralization.

Based on the results of the 2016 ground magnetic survey, Modroo (2017) suggests that the Kilgore resource and region was preferentially structurally prepared prior to magmatic and meteoric epithermal gold and silver mineralization. The hydrothermal fluids used zones of weakness and dilation due to the conjugate fault system (300° and 10°) and extensional and relaxation faulting (335° and 60°). These structural features are interpreted in the magnetic data and include the dextral and dip-slip NW fault, the sinistral Bear Cat, Cabin, and Mine Ridge faults, and a number of subordinate faults with similar regional trends.

The structural features and boundaries create a network of structural compartments, some of which could be favorable hosts for hydrothermal gold mineralization. The Kilgore resource area is interpreted to be located within one such mineralized compartment, bounded to the southwest by the NW fault, to the southeast by the Cabin fault, and to the northwest by an un-named fault that strikes 60°.

2017 Ground Magnetic Survey

Encouraging results from the 2016 ground magnetic survey prompted Otis to contract Justin Modroo, P.G., to conduct a second, expanded ground based magnetic survey in 2017 (Modroo, 2018). The 2017 ground magnetometer work consisted of two discrete survey grids, one in the immediate vicinity of the Kilgore resource area for a total of 295 line-miles (474 line-km), and a second, 25-line-mile (40-line-km) grid in the Gold Knob area roughly 6.2 miles (10 km) west of the Kilgore deposit.

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The 2016 and 2017 surveys together provide a total of 340.5 line-miles (548 line-km) of ground magnetic data within the Kilgore Project area. Results and interpretations of the combined survey efforts are summarized by Modroo (2018), as follows:

●	The magnetic data illustrates the structural regime (confirming Caddey’s (2003) work/interpretation) important for locating fault intersections and resultant dilation zones hosting mineralization, but also to track post mineral fault movements and help decipher the local structures within the Kilgore deposit.

●	The magnetic data shows a conjugate faulting system that created a network of pathways for fluid movement along blocks/compartments of the shattered crust and brittle volcanic geology. It will be important to test mineralization extent within the local structural setting to help determine favorable geologic/meteoric conditions for gold mineralization.

●	The data has clearly defined a 3.1-square mile (8-square km) “volcanic pile/terrace” that is highly prospective for gold exploration associated with the Crystal Tuff (Tad) and areas in contact with reactive and permeable country rocks, like the Aspen (Ka) and Biotite Rhyolite (Tbr). The “toe” of this volcanic terrace hosts the current Kilgore deposit and also includes other positive historical drilling results and anomalous gold surface sampling results.

●	The magnetic data is also a valuable tool for mapping alteration, with many obvious localized alteration lows throughout the data, highlighting the regional extent of this hydro-thermal system. Closely monitoring the alteration and gold bearing mineral assemblage will help guide local exploration around new and existing gold occurrences.

●	The data shows multiple geologic events that occurred post mineralization and have essentially covered up the most prospective geology. Sporadic surface geochemical sampling results obtained over these younger features show no elevated mineralization.

●	Utilizing all available exploration data, over 20 excellent drill targets have been identified with an additional 40+ locations selected to follow up on initial success. These exploration targets cover a prospective 2.3-square mile (6-square km) area surrounding the Kilgore deposit.

Soil Sampling

To date, approximately 7,420 soil samples have been collected throughout the Kilgore Project area. Of that total, 2,781 were collected on behalf of Otis beginning in 2011.

The results data display a strong and significant linear gold-in-soil anomaly that closely aligns to the extension of the Northwest Fault (the apparent structural conduit to the system) controlling the overall northwest trend of the deposit.

The anomaly opens the possibility of a 1,312-foot (400-meter) extension of the Kilgore deposit to the northwest beyond where +100-meter-thick intercepts of 0.89 g/T Au were discovered in holes 11 OKC-258 and 259. The gold anomaly is supported by trace-element geochemistry characteristic of a typical epithermal gold system. The North area anomaly fills a portion of the gap between the Gold Ridge target further to the northwest and the Kilgore deposit to the southeast.

The South Soil Grid displays a very strong and coherent gold-in-soil anomaly that covers approximately 18,000 square yards (15,000 square meters) in the Prospect Ridge target area. This anomaly overlies a section of the lithic tuff that is identical to rock that hosts the majority of the Kilgore deposit.

Sample collection on the Kilgore Project from 2012 to 2016 was limited to localized prospecting north of the Kilgore resource area. That work produced 20+ rock and soil samples, most of which returned anomalous Au values, including up to 0.5 parts per million (ppm) from a single grab sample.

The 2017 soil geochemistry comprised 2,125 soil samples, 268 stream/silt samples, and 151 rock/grab samples and was designed to follow-up open-ended geochemical anomalies, to better define drill targets, and to generate new exploration targets outside of the primary Kilgore resource area. The soil sample results reveal a 3,280-foot x 1,640-foot (1,000-meter x 500-meter) area of anomalous gold northeast of the Kilgore deposit, highlighting the mineralizing potential of subordinate structures (e.g., Gold Ridge, Northwest, Snotel, and the Vortex faults) and conjugate structures (e.g., McGarry, 28, Cabin, Mine Ridge, Dog Bone, and Bear Cat faults) and their corresponding intersections and resultant dilation zones.

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In 2018, as part of Otis’ ongoing program of regional exploration, Otis conducted a soil sample survey across the northwestern end of the claim block. A total of 750 soil samples were collected along lines spaced 200m apart and at 50m intervals. The results showed a number of localized gold anomalies and associated silver and arsenic anomalies. Other base element anomalies including mercury, selenium and antimony that picked out north-south trending structures interpreted as being caldera related radial faults. Of note was the silver anomaly in soils that appears to coincide with the Tertiary volcanic and Cretaceous sediment contact.

Drilling

A total of 392 drill holes (163 RC and 229 core) have been drilled in the Kilgore Project to date. Table 5 summarizes the individual drilling campaigns, broken out by operator.

Table 5: Kilgore Project Drilling Summary

Operator	Year(s)	No. of Drill holes	Drill hole Type	Approx. Feet Drilled	Approx. Meters Drilled
Bear Creek	1983-1985	7	RC	8,199	2,499
Placer Dome U.S.	1990-1992	34	RC	17,205	5,244
5			Core	3,835	1,169
Pegasus	1993-1994	23	RC	9,921	3,024
Echo Bay	1994-1996	37	RC	33,753	10,288
67			Core	49,144	14,979
Latitude	1998	6	RC	4,072	1,241
Kilgore Gold	2002-2004	14	Core	10,889	3,319
Otis 2008-2019		45	RC	27,835	8,484
143			Core	141,690	43,187
11			RC	8,415	2,564
TOTALS		392	—	314,958	95,998

Otis Drilling Exploration 2012 through 2017

Type and Extent

Drilling exploration carried out by Otis from 2012 through 2017 consists of 45 RC holes and 45 diamond core holes (one of which was drilled for metallurgical testing) for a total of 22,536 meters drilled.

Otis Exploration Drilling 2019

Otis completed an 11 reverse-circulation (RC) hole exploration drilling program in December 2019 totaling 8,415ft (2,565 metres).

The Fall 2019 drill program at the Kilgore Project indicates gold mineralization extends to the west and the south of the existing Kilgore deposit. Specifically, assays from hole 19OKR-384, drilled to the west of the Kilgore deposit, intercepted 158.5 metres (m) averaging 0.23 grams per tonne (g/t) gold (Au) including 51.8m averaging 0.48 g/t Au, with gold mineralization beginning at the surface. Hole 19OKR-381, drilled to the south of the Kilgore deposit, intercepted 49m grading 0.13 g/t Au and 2.08 g/t silver (Ag).

The holes reported reflect all material results from an 11-hole, 2,564m (8,415ft) reverse-circulation exploration drilling program conducted at the Kilgore Project between October and December 2019. The goal of this program, which is the first phase of a larger, multi-stage 70-hole, 25,000m exploration drill program announced in 2019, was to conduct step-out exploration drilling at all points immediately around the currently identified Kilgore resource.

The holes specifically targeted caldera-related fault structures adjacent to the Tertiary volcanic - Cretaceous sediment contact, believed to be the most prospective with respect to mineralized material, as well as follow-up on indications of further mineralization from historic drill holes completed from the 1980s through the 1990s, prior to implementation of NI 43-101 for reporting of mineral resources.

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Procedures

Core holes were drilled by Timberline Drilling of Coeur d’Alene, Idaho, using (depending on campaign) a Longyear LF-90 on tracks, a Sandvick DE-140 on skids, and two Atlas Copco CS14 track-mounted core rigs, with support equipment consisting of a water truck and an all-wheel drive forklift. Timberline employed standard core drilling methods incorporating triple-tube core recovery, face-discharge bits, and mixed water and bentonite downhole muds. RC holes were drilled by Okeefe Drilling Company and Alford Drilling of Butte, Montana, and Major Drilling of Salt Lake City, Utah, using a Foremost 650, Foremost 1500, and Schramm 450 drill rig outfitted with a circulating wet splitter and support equipment consisting of a water buggy and a skidder to carry the rods. There were no drilling, sampling, or recovery factors that could materially impact the reliability of the results.

Interpretation and Relevant Results

Otis’ 2012 drilling program consisted of 1,009 meters of drilling in six RC holes designed to offset and extend the greater than 100-meter-thick, near surface intercepts encountered in 2011 in the North Target area located just north of the northwestern-most extent of the primary Kilgore resource area. All six of the 2012 holes encountered mineralization, with four holes returning significant bulk-tonnage thicknesses and grades (Table 6). The 2012 drill results served to better define and extend the North Target portion of the Kilgore resource area, which remains open to the northwest along the strike of the deposit.

Table 6: 2012 Significant Intercepts

Hole ID	From (meters)	To (meters)	Thickness (meters)	Grade (g/T Au)
12 OKR-290	13.7	15.2	1.5	1.03
35.1		26.6	1.5	0.98
61.0		74.7	13.7	0.311
102.1		112.8	10.7	0.55
12 OKR-291 Includes	3.0	7.6	4.6	0.67
12.2		16.8	4.6	1.32
45.7		128.0	82.3	0.95
105.2		115.8	10.6	2.21
12 OKR-292 Includes	6.1	128.0	121.9	1.04
38.1		83.8	45.7	1.52
12 OKR-293	33.5	39.6	6.1	0.45
45.8		48.8	3.0	0.63
76.2		89.9	13.7	0.30
111.3		114.3	3.0	1.17
164.6		166.1	1.5	1.48
12 OKR-294 Includes	15.2	29.0	13.8	1.09
61.0		144.8	83.8	1.12
96.0		126.5	30.5	2.10
12 OKR-295	3.0	13.7	10.7	0.42
38.1		73.2	35.1	0.77
112.8		129.5	16.7	0.53

Notes:

(1)	The gold grade calculation is a weighted mean with a 0.250 g/T top and bottom cutoff. The grade calculation includes internal waste and low grade sections. Holes OKR-290 and OKR-293 are vertical; the remainder were drilled at a 230° azimuth to intercept the general strike of the deposit and structural features (i.e., Northwest Fault) at right angles so as to provide a close approximation to true thickness.

(2)	RC hole 12 OKR-292 was drilled as a twin to Otis core hole 11 OKC-258, which contains 114.3 meters of 0.89 g/T Au from 6.1 meters to 120.4 meters. Assay results from both holes compare relatively well with one another in terms of overall average grade, thickness, depth, and continuity of mineralization.

K-16

In 2015, Otis drilled a total of 10,712 feet (3,265 meters) in 19 RC holes. Drilling targeted two areas, a large and untested gap along the western boundary of the Kilgore resource area, and the North Target area immediately to the north. The holes were designed to test a roughly 820-foot (250-meter) long by 394-foot (120-meter) wide, previously untested gap in the western part of the known resource area just northwest of the northeast-trending Mine Ridge Fault. All 10 holes intersected gold mineralization, and six holes encountered intercepts ranging from 164 to 328 feet (50 to 100 meters), with associated gold grades of 0.0175 to 0.1225 opt (0.6 to 4.2 g/T) (Table 7). Based on the drilling results, Otis interprets this as a western extension to mineralization, largely open at depth, of the higher-grade core of the primary Kilgore resource area.

Nine holes drilled in the North Target area were intended to test gold-in-soil anomalies generated during a 2013 soil survey. Two of the nine holes encountered low grade anomalous gold over intercepts of roughly 164 feet (50 meters) (Table 8). The mixed results from the North Target area drilling indicate at least some potential northern expansion of the known resource area, which Otis followed up on in 2016.

Table 7: 2015 Significant Intercepts, Western Target Area

Hole ID	Site	TD (meter)	Azimuth/ Angle	From-To (m)	Intercept (meter)	Au Grade (g/T)	Ag Grade (g/T)
15 OKR-296	N-3	198	144/-70	16.8-117.3 161.5-173.7	100.5 12.2	0.60 0.63	N/D
15 OKR-302*	B-1	236	50/-75	135.6-231.6	100.0	0.57	N/D
15 OKR-303*	B-1	182.3	-90	61.0-85.3 166.1-182.3	24.3 16.2	1.30 0.76	N/D
15 OKR-304*	B-3	222.5	-90	21.3-41.1 166.1-222.5	19.8 56.4	1.22 2.05	N/D
15 OKR-305	B-5	192	-90	128.0-187.5	59.5	3.79	N/D
15 OKR-306	B-7	161.5	-90	16.8-47.2	30.6	Anomalous (0.22)	N/D
15 OKR-307	B-1	244	230/-75	89.9-112.8 167.6-195.1	22.9 27.5	0.84 0.83	N/D
15 OKR-308*	B-2	234.7	-90	53.3-57.9 184.4-234.7	4.6 50.3	1.03 4.24	2.3 6.8
15 OKR-309*	B-5	213.4	50/-65	32.0-83.8 118.9-213.4	51.8 94.5	0.64 4.21	0.64 29.6
15 OKR-310*	B-4	219.5	-90	86.9-103.6 195.1-219.5	16.8 24.4	0.60 0.94	N/D

Table 8: 2015 Significant Intercepts, North Target Area

Hole Number	Site	TD (meters)	Azimuth/Angle	From-To (meters)	Intercept (meters)	Au Grade (g/T)
15 OKR-297	N-1	183	50/-60	19.8-70.1	50.3	Anomalous (0.2)
15 OKR-298	C-3	107	246/-55	No Significant Intercepts
15 OKR-299	C-3	128	-90	No Significant Intercepts
15 OKR-300	C-2	165	355/-60	No Significant Intercepts
15 OKR-301	C-1	91	-90	No Significant Intercepts
15 OKR-311	C-5	107	311/-60	No Significant Intercepts
15 OKR-312	C-5	153	217/-65	No Significant Intercepts
15 OKR-313	C-4	122	180/-50	70.1-120.4	50.3	Anomalous (0.16)
15 OKR-314	D-1	107	320/-60	No Significant Intercepts

In 2016, Otis completed a 40-hole, combined RC and core drilling program. Drill hole locations were selected to target mineralization at depth in the Aspen Formation and to infill and define the limits of known mineralization, particularly in the southwestern portion of the deposit where historic drilling is sparse.

Twenty-five holes drilled in 2016 encountered mineralization in the Aspen Formation, and an additional 11 holes encountered mineralization in Tertiary lithic tuff and dikes, the primary host of gold mineralization in the defined resource area. Significant intercepts from the 2016 drilling exploration are presented in Table 9. True widths are estimated at between 80% and 100% of the drilled interval, based on their estimated dip, association with diking and the orientation of sedimentary bedding, and continuity of mineralization between drill holes.

K-17

Table 9: 2016 Significant Intercepts

Hole Number	Hole Type	TD (meter)		Azimuth/ Angle	From - To (m)	Intercept (m)(4)	Au Grade (g/T)		Primary Host Rock Unit(s)
16 OKR-315	RC	126.5		-90˚	96.0 - 126.5	30.5	5.37	(1)	Tertiary Sill and Aspen Formation
16 OKR-316	RC	182.9		50/-77	126.5-182.9	56.4	0.85		Bottomed in Aspen Formation
16 OKR-317	RC	182.9		50/-75	32.0-50.3 64.0-67.1 103.6-115.8 120.4-181.4	18.3 3.1 12.2 61.0	0.50 0.72 0.34 1.03(2)		Felsic Dike Tertiary Sill Tertiary Sill Aspen Formation
16 OKR-318	RC	228.6		230/-80	53.3-57.9 80.8-86.9 93.0-213.4	4.6 6.1 120.4	0.51 0.46 1.55(3)		Tertiary Sill Tertiary Sill Sill and Aspen
16 OKR-319	RC	259.0		-/-90	57.9-88.4 195.1-227.1 233.2-259.1	30.5 32.0 25.9	0.35 0.40 0.51		Dike Sill and Aspen Bottomed in Aspen
16 OKR-320	RC	283.5		-90˚	65.5 – 76.2 266.7 – 275.8	10.7 9.1	0.31 0.57		Lithic Tuff Aspen Formation
16 OKC-321	Core	392.6		50/-60	54.3-80.2 122.2-131.1 144.5-148.7 162.4-217.9	25.9 8.8 4.3 55.5	0.51 0.51 0.51 0.82		Lithic Tuff Tertiary Sill Lithic Tuff Lithic Tuff and Sill
16 OKC-322	Core	314.9		50˚/-70˚	79.2 – 86.9 100.6 – 111.3 165.5 – 180.7 207.3 – 219.5	7.6 10.7 15.2 12.2	0.54 0.52 0.65 0.92		Lithic Tuff Lithic Tuff Lithic Tuff Tertiary Sill
16 OKR-323	RC	173.7		-/-90	74.7-85.3 108.2-121 132.6-140.2	10.7 13.7 7.6	1.45 0.53 0.96		All in Aspen Formation
16 OKR-324	RC	182.9		-90˚	93.0 – 158.5 181.4-182.9	65.5 1.5	0.69 4.00		Aspen Formation (Hole ended in 4.00 g/T Au @ 182.9m)
16 OKR-325	RC	219.5		-90˚	96.0 – 117.3 138.7 – 185.9	21.3 47.2	1.27 0.81		All in Aspen Formation
16 OKC-326	Core	331.6		-90˚	89.9 – 105.2 112.8 – 125.0 129.5 – 146.3 160.0 – 198.1	15.2 12.2 16.8 38.1	0.68 0.51 0.53 0.81		All in Aspen Formation
16 OKC-327	Core	307.2		50˚/-80˚	57.9-172.2 185.0-211.8 257.6-277.4	114.3 26.8 19.8	1.00 0.67 1.09		Lithic Tuff Tertiary Sill Tertiary Sill
16 OKR -328	RC	213.4		230˚/-73˚	96.0 – 109.7 120.4 – 128.0	13.7 7.6	0.80 0.40		Lithic Tuff
16 OKR-329	RC	213.4		230˚/-55˚	103.6 – 149.4	45.7	0.67		Lithic Tuff
16 OKR-330	RC	225.6		230˚/-50˚	65.5 – 115.8	50.3	2.04		Lithic Tuff
16 OKC-331	Core	304.8		-/-90˚	123.4 – 139.6 164.6 – 169.2	16.2 4.6	0.69 0.92		Lithic Tuff Tertiary Sill
16 OKC-332	Core	335.5		50˚/-70˚	53.3 – 103.6 131.1 – 141.7 285.0 – 319.4	50.3 10.6 34.4	0.63 0.91 1.28		Lithic Tuff Lithic Tuff Aspen Formation
16 OKR-338	RC	198.1		50˚/-70˚	45.7 – 131.1 176.8 – 195.1	85.4 18.3	2.50 0.83		Tertiary Sill and Aspen Aspen Formation
16 OKR-339	RC	182.9		50˚/-75˚	4.5 – 33.5 96.0 – 114.3 153.9 – 158.5	29.0 18.3 4.6	1.17 0.75 0.95		Lithic Tuff Tertiary Sill Tertiary Sill
16 OKR-342	RC	213.4		-/-90˚	67.1 – 76.2 189.0 – 205.7	9.1 16.7	0.69 0.91		Lithic Tuff Aspen Formation
16 OKC-344	Core	298.7		50˚/-65˚	108.2 – 171.3	63.1	0.66		Tertiary Sill and Aspen
16 OKR-346	RC	243.8		230˚/-61˚	41.1 – 45.7 77.7 – 109.7 134.1 – 138.7 172.2 – 189.0	4.6 32.0 4.6 16.8	0.51 0.89 0.57 0.79		Tertiary Sill Aspen Formation Aspen Formation Aspen Formation
16 OKR-347	RC	222.5		230˚/-72˚	120.4 – 170.7	50.3	0.97		Aspen Formation
16 OKR-348	RC	174.7	(5)	230˚/-75˚	80.8 – 97.5 105.2 – 174.3	16.7 69.1	0.43 2.07(5)		Tertiary Sill Aspen Formation

Notes:

(1)	Includes 13.7 meters @ 8.71 g/T Au. This drill hole has been capped at 34.25 g/T Au (or 1.0 opt Au).

(2)	Includes 6.1 meters @ 2.26 g/T Au.

(3)	Includes 7.6 meters @ 8.86 g/T Au.

(4)	True widths are estimated at between 80% and 100% of the drilled interval, based on their estimated dip, association with diking and the orientation of sedimentary bedding, and continuity of mineralization between drill holes.

(5)	Hole OKR-348 was lost in Aspen Sandstone and ended in rock containing 5.63 g/T Au.

K-18

The 2016 drilling results indicate that gold mineralization in the Aspen Formation is more extensive than revealed by previous drill testing. Mineralization in the Aspen Formation appears to lie along a northwesterly-trending belt or corridor in the northern half of the resource area, much of which remains open for further drilling. Mineralization in the Aspen Formation is typically higher-grade and displays thicker mineralized intercepts than those comprising the current bulk of the resource hosted in the overlying volcanic rocks. Reported intercepts in the Aspen demonstrate that mineralization exists to depths of up to 984 feet (300 meters) below the surface of the deposit, and in places remains open at depth. Some of the intercepts drilled in 2016 in the Aspen Formation along the mineralized northwest-trending corridor contain coarse-grained visible gold.

In 2017, Otis completed 25 diamond core holes for a total of 26,161 feet (7,974 meters) of drilling. The primary goal of the drilling program was to follow up on open-ended drilling at depth and laterally as infill of 2015 and 2016 drill intercepts in the primary resource area, and specifically at depth in the Aspen Formation.

In summary, the 2017 drilling results extended mineralization in the Aspen Formation 197 to 295 feet (60 to 90 meters) deeper than was previously known, largely in the central part of the deposit southeast of the Mine Ridge Fault. Average grades in this area are generally higher than the overall average grade of the Kilgore deposit reported by Cameron (2012), and mineralization appears to be fairly continuous between holes within sections and from section to adjacent section.

Drilling results also bound known mineralization to the northeast (drill hole 17 OKC-363) and to the southeast (drill hole 17 OKC-369). Hole 17 OKC-373, drilled near the Cabin fault, encountered a highly altered and brecciated intercept of 80 feet (24.4 meters) @ 0.126 opt (4.33 g/T) Au at the contact between the Tpr (rhyolite dome) and adjacent Aspen Formation. Based on this intercept, Otis considers the contact between the rhyolite dome and Aspen Formation in the Cabin Fault area and beyond to the southeast, which remains largely untested, a high priority exploration target for future exploration.

Significant intercepts from the 2017 drilling campaign are presented in Table 10. True widths are estimated at between 80% and 100% of the drilled interval, based on their estimated dip, association with diking, and the orientation of sedimentary bedding, and continuity of mineralization between drill holes.

K-19

Table 10: 2017 Significant Intercepts

Note:

(1)	True widths are estimated at between 80% and 100% of the drilled interval, based on their estimated dip, association with diking and the orientation of sedimentary bedding, and continuity of mineralization between drill holes.

K-20

Drilling highlights from Otis’ Fall 2019 exploration drill program include:

○	Drill hole 19OKR-384 intercepted 158.5m (520ft) averaging 0.23 g/t Au, including 51.8m averaging 0.48 g/t Au. The grade of mineralization is consistent with the Run-of-Mine head grade of 0.24 g/t modelled in the PEA. The mineralization is hosted within altered lithic tuffs and consistent with 85% of the known mineralization at Kilgore, begins at surface and extends to a drilled depth of 158.5m. Combined with historic drilling located approximately 200m to the west of the Kilgore deposit, this hole confirms the potential to add a block of mineralized material approximately 500m long by 150m wide, and up to 100m thick. This zone represents a high-priority target for the next round of drilling at Kilgore.

○	Hole 19OKR-381 intercepted 48.7m (160ft) averaging 0.13 g/t Au and 2.08 g/t Ag and is located approximately 400m south of the existing Kilgore deposit in a target area known as Prospect Ridge. This hole confirms a historic pre-NI 43-101 drill intercept of 91.4m (300ft) averaging 0.51 g/t Au.

○	Hole 19OKR-387 encountered an interval in the bottom of the hole that returned 4.5m (15ft) averaging 41.7 g/t Ag. The silver mineralization was hosted by strongly altered Aspen sandstone indicating significant potential for follow-up exploration drilling.

A summary of significant results from the 2019 11-hole drill program is contained in Table 11 below:

Table 11: Significant Assay Results

Drill hole	From (m)	To (m)	Interval (m)	Interval (ft)	Au (g/t)	Ag (g/t)
19OKR-384	4.5	163.0	158.5	520	0.23	<0.5
including	4.6	56.4	51.8	170	0.48	<0.5
including	76.2	85.3	9.1	30	0.46	<0.5
including	120.4	163.1	42.7	140	0.11	<0.5
19OKR-381	135.6	184.3	48.7	160	0.13	2.08
including	167.7	172.2	4.5	15	0.33	3.60
19OKR-387	173.7	178.2	4.5	15	0.06	41.7

Note:

(1)	The unit system employed on the Kilgore Project are US Standard Units.

K-21

Sampling, Analysis and Data Verification

For drilling programs between 2010 and 2017, Otis employed standard sample handling and preparation procedures during all core and RC drilling programs. RC samples were logged, bagged, and tagged at the drill rig by an Otis technician or geologist. The chip samples are collected continuously over 5-foot intervals directly from the rotary splitter, with a sample bag catching one side of the split and a sample sieve catching the other. The standard split ratio is 50/50, though that ratio is occasionally adjusted to maintain sample volume. At the end of each sample interval, the sample bag is sealed and laid out for double checking and later transport. The sample sieve is rinsed and logged by the geologist, and a representative portion is placed in the chip tray. Duplicate samples are collected every 100 feet, with the duplicate sample bag sharing the same stand as the sieve. All RC samples are transported to St. Anthony by Otis staff prior to shipment to the lab.

Drill core is collected, cleaned, and placed into wax-coated core boxes at the drill site by the drill crew. The number and depth of each core run is indicated by marked wooden blocks placed at the end of the run. Core boxes are labelled in the field with the drill hole number, box number, and the associated footage interval. Filled core boxes are transported to the core storage facility in St. Anthony once daily by Otis personnel.

In St. Anthony, each box of whole core is photographed and logged, and selected sample intervals are prepared for shipment to the lab. Core recovery, rock quality designations, lithology, structure, alteration and other pertinent details are recorded by Otis geologists on a standard, hand-written log form. Samples are selected by Otis geologists during logging and are identified by a red ribbon, marked with the sample number, placed at the beginning and end of each assay interval.

Drill core sample intervals are split with a hydraulic core splitter. Care is taken to ensure that the core is oriented appropriately to produce unbiased and representative split samples when veining is present, and the hydraulic splitter is cleaned between samples to avoid cross-contamination. One half-core of each sample interval is retained in the core box, and the other is bagged in a clean 45 x 60 cm (18 x 24-inch), 8-mil, industrial-strength, polyethylene sample bag secured with a wire tie. The hole number and sample ID are written on each bag in indelible marker, and the individual samples are then consolidated into 60 x 90 cm rice bags for transport to the lab. All samples are delivered directly to ALS-Chemex (ALS) in Elko, Nevada, by Otis personnel.

For Otis’ Fall 2019 exploration drilling program all drill-generated samples were collected and transported to the ALS prep laboratory in Elko, NV by Otis staff working on the project. Samples were collected directly from the cyclone on the drill machine using a simple 50/50 Y-splitter. All the samples collected from the drill site were transported to Otis’ office and sample processing facility in Dubois, Idaho, under the direct supervision of Otis staff. All samples were crushed to 70% passing -2mm and then a 1kg split pulverized to 85% passing 75 microns. Samples were assayed for gold by 30g Fire Assay with AAS finish; silver was assayed by 4 acid digestion (HF-HNO3-HClO4 & HCL Leach) and analyzed by ICP-AES. Quality assurance / quality control samples (QA/QC) were inserted into the sample stream by Otis staff and included 5% field duplicates, 2.5% certified standard reference material from Shea-Clark Smith of Reno, Nevada, and 2.5% blank material (source: Columbia River Basalt).

Prior to 2019 all drill sample assay work is performed at ALS Global laboratories located in Elko and Reno, Nevada. ALS is an International Organization for Standardization (ISO)-certified lab, with an ISO 9001:2008 quality management system certification and ISO 17025:2005 technical capability accreditation.

K-22

Samples received at ALS are logged into a tracking system and a bar code label is attached to each individual sample. Excessively wet or damp samples are dried in drying ovens. Samples are crushed to a standard of 70% passing a 2-mm sieve and split using a riffle splitter. A sample split of up to 1,000 grams is pulverized to greater than 85% of the sample passing a 75-µm sieve. One sample pulp is retained by the lab for analysis, and the other is sent to Otis’ office facility in Spokane, Washington, for cataloguing and storage.

Gold content is determined by a 50-gram fire assay with atomic absorption finish (ALS method Au-AA24) to an upper limit of 10 grams. Over-limit samples are analyzed by fire assay with gravimetric finish (Au-GRA22). Internal quality control measures employed by ALS include insertion of standards, duplicates, and blanks (about 10% of the total samples in each analytical run), and the QC data are routinely monitored to ensure that reference materials and duplicate analyses meet specific precision and accuracy requirements.

Otis’ quality assurance and quality control measures include routine insertion of blank, standard, and duplicate samples into the sample stream, and subsequent monitoring of associated analytical results.

Reference Materials

Certified commercial standard samples are supplied by Rocklabs, and blank material is derived from Columbia River flood basalt near Spokane. A sealed kraft envelope of reference material is labelled sequentially and inserted into the sample stream at a frequency of one in every 15 to 20 samples, and the lab is instructed to analyze all samples and pulps in numerical order.

Standard and blank assay results in excess of plus or minus three standard deviations from the expected mean for the material are considered a failed result. In cases of failure, the reference sample and a select number of surrounding samples are re-analyzed, and the assay data within the database updated accordingly.

In 2017, Otis analyzed a total of 236 blanks and 243 standard samples. Analytical results for eight of the 236 blank samples failed to meet the QA criteria. In all cases, the failed reference and surrounding samples were re-analyzed with positive results. Eight of the 243 standard samples also failed. The failed standards and surrounding samples were re-analyzed, with the results of the re-run superseding the original assay results. In all but one instance, the results of the re-run fell within the control limits defined for the standard material.

Duplicate Samples

RC field duplicates are inserted into the sample stream at a typical rate of one in every 20 samples. Core duplicates are selective, and the insertion rate is widely variable. Duplicate sample results are reviewed statistically using an average relative difference comparison and scatter plots to illustrate the strength of correlation.

In 2017, Otis analyzed a total of 60 duplicate core samples. Of the 60 duplicate pairs analyzed, seven have an average relative difference in excess of 1.0. Based on visual examination of the original and duplicate core samples (prior to submission to the lab), Otis attributes the variable results to local variation in sample mineral quality and possibly the presence of coarse gold.

Check Samples

A total of 215 check samples were analyzed in 2017 by a secondary laboratory, American Assay Laboratories, Inc., of Sparks, Nevada. The samples were analyzed by fire assay with an ICP finish, slightly different than the ALS method that utilizes an atomic absorption finish. Results of the check sample analysis generally fall within an acceptable range, though of the total 215 samples, 29 show an average relative difference of greater than 1.0.

Otis again attributes the high acid rock drainage results to local variation in sample mineral quality and/or the presence of coarse gold, and reports no apparent bias between the two laboratories.

Sample Security

Otis maintains standard chain of custody procedures during all segments of sample transport. Samples are bagged and labelled in a manner sufficient to prevent tampering, and the samples remain in Otis custody from the time they are collected until released to the lab. Upon receipt by the laboratory, samples are tracked by a blind sample number assigned and recorded by Otis.

K-23

All whole and retained half core samples prior to 2019, were securely stored in Otis’ St. Anthony core storage facility, with the exception of a few select intervals, which were stored at Otis’ office facility in Spokane. The core is neatly stored in labelled core boxes, which are arranged according to drill hole on sturdy shelving units. Coarse rejects were discarded, and pulp samples were stored at the Otis Spokane office.

Since late 2018 all core and RC drill samples, rejects and pulps are kept at Otis’ office and sample processing facility in Dubois, Idaho. All sample pulps are kept in a secure warehouse under the direct supervision of Otis staff. Otis has changed its policy toward coarse rejects and these are now all returned to the Dubois facility direct from the laboratory.

Mineral Processing and Metallurgical Testing

In 2010, Otis investigated the heap leach characteristics of each host rock separately to provide information for mine design and to confirm the heap leach scenario (Table 12).

Table 12: Otis 2010 Test Work Samples

This material composed the feed for separate column leach tests of the three main host rock types identified at the time: Ka (Aspen sandstone), Tlt (lithic tuff), and Tpr (felsic dike), collected from four holes in the deposit area. The column tests were performed at a P80 of ½-inch (12.5-mm) feed size.

Tlt and Tpr lithologies host most of the gold mineralization in the Kilgore deposit. For the composites of these rocks, the tests show that approximately 77% of the gold extracted occurs in the first 30 days of leaching. The leach curves for Tpr and Ka flattened after about 90 days, whereas the leach curve for Tlt was still positive and climbing after 109 days, suggesting slightly more than 81% can be expected with a longer leach time. The Aspen ore also leached at a good rate, achieving almost 70% gold extraction in 109 days. Recovery results generally agree with the earlier Echo Bay tests.

In 2011, Otis commissioned additional testing at McClelland Laboratories Inc. (McClelland Laboratories, Inc., 2011). Four drill core composites from the Kilgore Project were received for heap leach cyanidation testing. The composites were designated MAS-1, MTLT-2, MTLT-3 and MTD-4, and contained between 0.016 and 0.049 opt Au and between 0.11 and 0.22 opt Ag (Table 13).

Table 13: Otis 2011 Test Work Samples

	Drill	Oxidation		Grade - Au		Grade - Ag
Sample	Hole	State	Intervals	opt	g/T	opt	g/T
MAS-1	195 195 197 197 205 205 205	Mixed	587 – 592 622 – 637 561.3 – 587 590.4 – 610.2 736 – 761 792 – 811 861 – 871	0.042	1.44	0.099	3.39
MTLT-2	195 202	Mixed	97.7 – 164.6 327 – 387	0.016	0.55	0.17	5.83
MTLT-3	205 205 206 206	Mixed	241 – 256 276 – 296 247 – 257 328 – 392	0.02	0.69	0.203	6.96
MTD-4	197 197 205 205 205	Mixed	457 – 487 536 – 555.8 546 – 561 636 – 656 721 – 736	0.049	1.68	0.104	3.57

A direct cyanidation (bottle roll) test was conducted on each composite, at a P80 of 10-mesh feed size, to obtain preliminary information concerning heap leach amenability. Results showed that all four composites were amenable to direct agitated cyanidation at the 10-mesh feed size. Gold recoveries obtained in 96 hours of leaching ranged from 50.0% to 78.9%. Silver recoveries ranged from 37.5% to 59.1%. Reagent consumptions were low. Overall metallurgical results show that the Kilgore drill core composites were amenable to direct agitated cyanidation treatment at an 80% passing 10 mesh feed size. Gold recovery obtained from the MAS-1, MTLT-2, MTLT-3, and MTD-4 composites were 50.0%, 66.7%, 72.2% and 78.9%, respectively, in 96 hours of leaching.

A column leach test was conducted on each composite at a P80 of ½-inch feed size to determine gold and silver recovery, recovery rate, and reagent requirements under simulated heap leaching conditions. Results showed that all four composites were amenable to simulated heap leach cyanidation treatment at the ½-inch feed size. Column test gold recoveries obtained from the MAS-1, MTLT-2, MTLT-3, and MTD-4 composites were 69.8%, 57.1%, 81.0% and 85.3%, respectively, in 80 to 109 days of leaching and rinsing.

The ore charges did not require agglomeration pretreatment. Lime (2.0 - 4.5 lb/ton ore) was mixed with the dry ore charges before column loading procedures. Ore charges were placed into the 6-inch diameter x 10-foot high PVC leaching columns in a manner to minimize particle segregation and compaction.

As a result of these positive column leach results, Otis decided to perform leach tests on material from new drill holes and at a coarser size fraction. Otis mobilized a drill rig to obtain PQ core (83-mm diameter) for metallurgy. Hole 11 OKC-285 was a twin of hole OKC-258, and hole 11 OKC-287 was a PQ twin of hole 10 OKC-228. Both holes were logged but not assayed or split. Twins of three mineralized intervals, weighing about 1,000lbs each, were sent to McClelland Labs in Reno, Nevada, for column leach tests. Samples to be tested were segregated by rock type and oxidation state. Otis segregated the samples by rock type to comprise three new composites: MTF-1 - oxidized bulk sample of Tlt, MDO-2 - oxidized bulk sample of Tpr, MDS-3 - unoxidized bulk sample of Tpr. Details of the samples can be found in Table 14.

K-24

Table 14: 2012 Otis Test Work Samples

		Oxidation	Interval (feet)		Grade - Au		Grade - Ag
Sample	Drill Hole	State	From	To	opt	g/T	opt	g/T
11-MTF-1	11-OKC-285		20	40
	11-OKC-285		60	83.5
	11-OKC-287	Lithic Tuff	39	74
	11-OKC-287	(oxidized)	117	127
	11-OKC-287		201	237
				124.5	0.013	0.46	0.058	2.0
11-MDO-2	11-OKC-285	Felsic Dike	112	176
	11-OKC-287	(oxidized)	237	298
				125.0	0.011	0.38	0.029	1.0
11-MDS-3	11-OKC-285	Felsic Dike	180	288
		(unoxidized)		108.0	0.034	1.15	0.029	1.0

Column leach test were conducted at a P80 of ½-inch and 1 ½-inch crush size on all three samples. The MTF-1 sample achieved similar recoveries of 84.9% and 85.5% after 91 days for the 1 ½-inch and ½-inch crush sizes, respectively. The MDO-2 sample exhibited a lower recovery for the coarse size fraction of 71.2% compared to 83.3% for the ½-inch crush size, both after 78 days of leaching. It appears that these recoveries would have equalized with the extension of the leaching time. The MDS-3 sample achieved similar recoveries of 78.5% and 74.5% after 78 days for the 1 ½-inch and ½-inch crush sizes, respectively. The results are summarized in Table 15.

Table 15: 2012 Otis Column Leach Results

Sample Number	Crush Size (P80 in)	Leach Time (days)	Calculated Head Grade (g/T Au)	Gold Recovery (%)	Reagents
					CN (lb/t)	Lime (lb/t)
11-MTF-1	1 ½-inch	91	0.53	84.9	0.60	1.88
½-inch		91	0.69	85.5	0.87	1.80
11-MDO-2	1 ½-inch	78	0.52	71.2	0.69	1.00
½-inch		78	0.42	83.3	0.76	1.00
11-MDS-3	1 ½-inch	78	1.21	78.5	1.00	1.10
½-inch		78	1.45	74.5	0.82	1.80

It is evident from this series of tests that finer crushing can improve gold extraction on some samples, such as 11MDO-2, while the other samples were relatively insensitive to crush size. Depending on the make-up of the deposit, a coarser crush size may provide adequate gold extractions, but further definition is required. The amenability of the Kilgore deposit ore to ROM leaching needs to be investigated by further metallurgical testing.

The amenability of the gold mineralization to cyanide extraction is important information to determine how responsive the ore is to processing. The main difference between fire assay and CN-soluble gold is that fire assay determines the total Au content of the rock, whereas CN-soluble gold only determines that part that is easily extractable by quick cyanidation. The ratio of the two methods (Au by CN leach/Au by fire assay) is usually less than 1:1 but can show if a particular lithology or portion of the deposit may be less amenable to extraction by cyanide. Reasons for particularly poor recovery are many but could include silica encapsulation, pregnant solution-robbing carbon, or mineralogy.

Otis undertook a study where it looked at 271 samples of core and compared the original fire assay values to assays derived by cyanide soluble gold testing. Table 16 summarizes the results of the study. This test is not as rigorous as a column leach but provides a quick and inexpensive method to see if a particular lithology or area of the deposit is problematic.

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Table 16: Average Gold Extraction by CN Leach Techniques for Three Major Rock Types Hosting Mineralization at Kilgore

Rock Type	Number of Samples	Number of Holes	Average Au Extraction (%)
Lithic Lapilli Tuff	162	12	59%
Rhyolite Dike	80	7	61%
Aspen Sandstone	29	3	47%
Total	271

Note that the lithic lapilli tuff and dike are nearly identical in gold extraction by cyanide leaching, whereas the Aspen Sandstone shows lower amenability to CN. This is also reflected by the -1/2-inch column leach study performed by Otis in 2010. Note that the average extraction by this method for all samples is about 58%.

Physical ore characteristic data show that very little to no “slumping” of ore charges occurred during leaching. Ore apparent bulk densities were essentially the same before and after leaching. No solution percolation, fines migration, or solution channeling problems were encountered during leaching. Load/permeability type geotechnical testing was performed on the column leached residues of the ½-inch feed size.

The results showed hydraulic conductivities for 11-MDS-3, MTF-1 and MDO-2 composites of 9.79 x 102, 5.72 X 102 and 5.47 x 102 cm/sec, respectively, under simulated heap stack height compressive loadings equivalent to approximately 40 meters. These rates are significantly higher than the equivalent solution application rates typically employed during commercial heap leaching.

The crushing characteristics of the samples was also analyzed. The samples tested would be classified as moderately hard and moderately abrasive.

2018 Otis Test Work

In mid-2018, Otis delivered 14 plastic drums of PQ drill core to RDi for analysis. The core was derived from drill hole 17OKC-379 and categorized into three lithologies as shown in Table 17.

Table 17: Otis Aspen Samples – 17OKC-379

			Intervals (ft)		Grade - Au		Grade - Ag
Sample	Drill Hole	Oxidation State	From	To	opt	g/T	opt	g/T
Aspen Top – arkosic turbidite sandstone	17OKC-379	Unoxidized, hydrothermally altered	510	595	0.227	7.80	0.104	3.55
Aspen Bottom – arkosic turbidite sandstone - siltsone	17OKC-379	Unoxidized, hydrothermally altered	670	785	0.044	1.52	0.078	2.68
			825	935
Tertiary - Andesite porphyry flow	17OKC-379	Unoxidized, hydrothermally altered	614.5	653.5	0.018	0.61	0.155	5.30

The goal of the test work was to determine if the Aspen material had similar metallurgical performance to the other areas of the deposit, specifically with respect to heap leach amenability. The test work was conducted by RDi in Wheat Ridge Colorado.

The moisture and bulk density results are summarized in Table 18.

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Table 18: Aspen Samples Bulk Density and Moisture

Sample	Bulk Density (t/m3)	Moisture %
Aspen Bottom - Average	2.57	0.3
Aspen Top - Average	2.543	0.8
Average Sill - Average	2.47	0.1

Sample splits from each individual drum were submitted for assay of gold, silver, forms of carbon, forms of sulfur, and ICP analysis. The gold grades varied significantly, from 0.2 g/T to 16.9 g/T Au. Based on the weighted average of each drum that was used when creating the domain composites, the average gold grade of the Bottom domain would be 1.5 g/T Au, the Top domain would be 7.8 g/T Au, and the Sill domain would be 0.6 g/T Au.

Samples from each domain were submitted for crusher work index (CWi) and abrasion index testing.

Bottle roll leach tests were completed with samples from each of the 14 drums at a particle size of P80 10-mesh. This test is designed to provide an indication of heap leach amenability by using a finer particle size than a heap leach but over a much shorter leach duration of 96 hours.

The leach results indicate the following:

●	The maximum gold extractions were observed from the Sill samples. Each drum sample achieved gold extractions of 87.8% and 84.9%.

●	The Bottom samples had a wide range of gold extractions, varying from 7.5% to 50.0%, with an average of 27%. Similarly, the gold extraction of the Top samples ranged from 20.2% to 68.0%, with an average of 38%.

●	Silver extractions were similar for all tests, ranging from 34.5% to 58.4%, with an average of 52%.

●	In general, the calculated head grade from each leach test agreed with the individual head assay.

As a further investigation, the gold extraction was plotted against the feed grade in an attempt to identify a correlation between grade and recovery. This relationship often exists in gold processing due to an unliberated constant tail.

Based on these results, a series of hot cyanide leach tests were conducted to determine if there was a specific mineralogical issue related to the lower gold recoveries in certain areas of the Top and Bottom Aspen formations.

The hot cyanide leach tests utilized 15.0 grams of pulverized sample, 30 milliliters of water at 0.10% sodium cyanide (NaCN) with a 2-hour hot cyanide shake. Gold and silver were assayed by AAS Analysis.

The hot cyanidation results were inconclusive and did not provide much additional insight into any potential mineralogical issue related to leaching. Based on these results and the previous bottle roll tests, a mineralogical examination was undertaken on select samples from each domain along with a CIL test. The CIL test was conducted because the presence of carbon in the Aspen materials and the previous bottle roll leach tests showed the potential for pregnant solution-robbing.

The following samples were submitted for CIL testing:

●	Aspen Bottom - Drum 2

●	Aspen Bottom - Drum 8

●	Aspen Top - Drum 10

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Table 19 shows the results of the CIL testing.

Table 19: Otis Aspen Samples CIL Test Results – 17OKC-379

	Head Assay		Extraction		Reagent Consumption
Sample	Au g/T	Ag g/T	Au %	Ag %	NaCN kg/T	Lime kg/T
Aspen Bottom - Drum 2	3.60	6.70	87.2	55.3	1.953	1.406
Aspen Bottom - Drum 8	3.78	3.70	85.7	56.7	2.133	1.515
Aspen Top - Drum 10	2.55	14.50	87.9	47.4	2.857	3.571

The results from the CIL tests clearly show that good gold extractions can be achieved from the Aspen samples when ground and treated with cyanide in the presence of carbon. A standard CIL process would likely be suitable to treat this material. The Sill samples were not tested as they did not show any gold extraction issues and would be suitable for treatment in a heap leach format.

In 2019, Otis submitted approximately 450kg of PQ core from drill hole 17OKC-379 to Resource Development Inc. of Denver, Colorado for metallurgical testing. The drill samples to be tested came from the interval: 13ft (4.0m) to 133ft (40.5m), an interval of 120ft (35.6m), and returned head assays of 1.46 g/t Au and 2.2 g/t Ag, including 5ft (1.52m) from 119ft to 124ft (36.3-37.8m) of 42.68 g/t Au and 15 g/t Ag. These assays are significantly higher than those from the original, smaller diameter, HQ core hole 17OKC-356 which returned a mineralized interval of 124ft (37.8m) averaging 0.31 g/t Au; the difference in returned gold values highlighting the variable nature of gold mineralization at Kilgore. The samples, as analyzed in both holes, came from near surface, hydrothermally altered and oxidized rhyolite-composition lithic tuffs.

Highlights from the metallurgical testing include:

●	Gold extraction of 92.6% on half-inch (1/2”) crush columns over 200 days.

●	Gold extraction of 85.9% on one and a half-inch (1.5”) crush columns over 200 days.

●	Gold extraction of 56.1% on three-inch (3”) crush columns. The three-inch column was terminated after 120 days once no further gold extraction was recorded.

●	Finer crush sizes improved the gold extraction rate reaching 60% gold extraction in approximately 24 days (1/2”) versus 56 days at the next coarser crush size (1.5”).

●	Notable was that at 1/2” and 1.5” crush sizes gold recoveries had not plateaued after 200 days.

●	Column test results indicate that a finer crush size improved gold extraction up to one and one half-inches (1.5”) with further size reduction beyond this showing additional benefit.

●	Gold recoveries for ½” crush and simulated 3” Run-of-Mine (ROM) mineralized material processing are significantly higher than the respective 82% and 50% recoveries used in the PEA.

Mineral Resource and Mineral Reserve Estimates

To determine the quantities of material offering “reasonable prospects for economic extraction” by an open pit, GRE constructed open pit scenarios developed from the resource block model estimate. Reasonable mining assumptions were applied to evaluate the portions of the block model (Indicated and Inferred blocks) that could be “reasonably expected” to be mined from an open pit. The optimization parameters presented in Table 20 were selected based on experience and benchmarking against similar projects.

The reader is cautioned that the results from the pit optimization are used solely for testing the “reasonable prospects for eventual economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are presently no mineral reserves on the project.

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Table 20: Kilgore Resource Parameters for Conceptual Open Pit Optimization

Parameter	Unit	Values
Metal Price	US$/oz gold	$1,300.00
Selling cost	US$/oz gold	$2.20
Gold Recovery	%	80.00%
Mining cost	US$/short ton	$2.00
Process cost	US$/short ton includes $1.00 G&A	$4.00
Pit slope	degrees	50

The Kilgore gold resources are reported in Table 21. Table 22 shows the sensitivity of the resources to cut-off grade.

Table 21: Mineral Resource Statement for the Kilgore Deposit (July 30, 2019)

	Imperial Units			Metric Units
Category	Cutoff (Au opt)	Short tons	Au Grade (opt)	Cutoff (Au g/T)	Metric Tonnes	Au Grade (g/T)	Au Ounces
Indicated	0.006	49,106,000	0.017	0.21	44,556,000	0.58	825,000
Inferred	0.006	10,354,700	0.013	0.21	9,399,000	0.45	136,000

Notes:

(1)	Mineral resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Reserves.

(2)	Gold resources are reported above a 0.21 g/T Au (0.006 opt) cutoff.

(3)	Mineral resources reported here are constrained within an optimized pit shell.

(4)	Pit shell input parameters: Gold price $1,300, Selling price $2.20/oz, Recovery 80%, Mining cost $2/ton, Process cost + G&A $4/ton, Pit slope 50°.

Table 22: Kilgore Project Resource Statement – Sensitivity to Cut-off Grade

	Imperial Units			Metric Units			Au Ounces
Classification	Cut-off (Au opt)	Short tons	Au Grade (opt)	Cut-off (Au g/t)	Metric Tonnes	Au Grade (g/t)
	0.003	62,382,000	0.014	0.10	56,592,000	0.49	886,000
	0.004	58,647,000	0.015	0.14	53,206,000	0.51	873,000
	0.005	53,976,000	0.016	0.17	48,966,000	0.54	852,000
Indicated	0.006	49,106,000	0.017	0.21	44,556,000	0.58	825,000
	0.007	44,549,000	0.018	0.24	40,414,000	0.61	796,000
	0.008	40,294,000	0.019	0.27	36,559,000	0.64	764,000
	0.009	36,343,000	0.020	0.31	32,970,000	0.69	730,000
	0.010	32,830,000	0.021	0.34	29,786,000	0.73	697,000
	0.003	16,271,700	0.010	0.10	14,761,000	0.34	163,000
	0.004	14,511,400	0.011	0.14	13,168,000	0.37	157,000
	0.005	12,336,900	0.012	0.17	11,192,000	0.41	147,000
Inferred	0.006	10,354,700	0.013	0.21	9,399,000	0.45	136,000
	0.007	8,736,180	0.014	0.24	7,925,000	0.49	126,000
	0.008	7,272,060	0.016	0.27	6,600,000	0.54	115,000
	0.009	6,017,710	0.017	0.31	5,459,000	0.59	104,000
	0.010	5,030,820	0.019	0.34	4,567,000	0.65	95,000

Note:

(1)	Au block model metal quantities reported at various Au cut-off grades for the Kilgore deposit.

The authors of the Kilgore Technical Report are not aware of any factors that may potentially affect the resource estimate.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral reserves can only be estimated based on the results of an economic evaluation as part of a Preliminary Feasibility Study or Feasibility Study. There is no certainty that all or any part of the mineral resources will be converted into a mineral reserve.

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The PEA is preliminary in nature and includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves under NI 43-101. Readers are advised that there is no certainty that the results projected in the PEA will be realized. There is inherent engineering and metallurgical risk in all projects at this stage of development, which are reduced as metallurgical test work and engineering studies, including the prefeasibility and feasibility studies, progress. This project, as with others, would be negatively impacted should metallurgical recoveries prove to be less than that used in the study or positively impacted if recoveries are higher. Similarly, if further rock mechanics or other studies lead to changes in the inputs to this study, the project could be impacted positively or negatively. It is unlikely that changes will impact the NPV by more than 20%, with the largest likely impact being future changes in the price of gold.

Mining Operations

For the purposes of the Kilgore Technical Report the mining method assumed conventional open pit mining methods using drill, blast, load, and haul mining would be most applicable to the Kilgore deposit.

The PEA evaluated pits that were generated excluding the Aspen material and pits that were generated including the Aspen material. Based on review of metallurgical test work of the Aspen Formation, which shows variable recovery for different zones, GRE assumed 60% of the Aspen material would be leachable, while the other 40% was considered waste. Similarly, 60% of the reported gold ounces within the Aspen rock type were included as contained ounces and the other 40% were considered waste. GRE recommends additional geologic analysis of the Aspen Formation to identify and model the good-performing metallurgical domain relative to the portion that requires CIL or CIP processing efforts.

Four ultimate pit designs were created for the following Lerchs-Grossman pit shells:

●	$800/oz Au no Aspen included in pit

●	$800/oz Au Aspen included in pit

●	$900/oz Au no Aspen included in pit

●	$900/oz Au Aspen included in pit

GRE evaluated two leaching options for each of the ultimate pit designs:

●	crushing of all material above the mining cutoff grade

●	a combination of run-of-mine (ROM) and crushing:

○	ROM of all material above a cutoff grade of 0.004 opt (0.14 g/T) up to the mining cutover grade

○	crushing of all material above the mining cutover grade.

Each pit was evaluated at five mining cutoff grades: 0.006 opt (0.2057 g/T), 0.007 opt (0.24 g/T), 0.008 opt (0.274 g/T), and 0.009 opt (0.309 g/T), and 0.010 opt (0.343 g/T).

The Kilgore deposit includes potentially recoverable silver content as well as gold. Silver assays were conducted on approximately 3,906 samples; however, they were not incorporated into the block model, and the mineral resource estimate does not address silver. Based on the available data and metallurgical test results, silver will be recovered with the gold and will contribute to the economic value of the project.

GRE selected the $800/oz Au pit with Aspen included at a cutoff grade of 0.010 opt (0.34 g/T) with a ROM cutoff grade of 0.004 opt (0.14 g/T) and crushing as the base case. This pit has life-of-mine leach material of 54.0 million tons at a strip ratio of 1.1:1.

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The mine schedule was broken into three phases of mining and used the following assumptions to generate the schedule:

●	Leachable/Crush Material Production Rate: 15,000 tons per day (tpd)

●	Mine Operating Days per Week: 7

●	Mine Operating Weeks per Year: 52

●	Mine Operating Shifts per Day: 2

●	Mine Operating Hours per Shift: 10

These assumptions result in a mine life of five years.

The assumed mine layout would include a crushing site, leach pad, plant site, and waste dump. The leach material and waste would be drilled and blasted using a rotary crawl driller and ammonium nitrate fuel oil (ANFO) and transported in dump trucks to the primary crusher, which would be located near the pit. Crushed leach material would be transported to the secondary and tertiary crushing circuits by conveyor and then to the leach pad by conveyor. The analysis uses Caterpillar 777G size trucks, with a heaped capacity of 84 cubic yards, and Caterpillar 992K size loaders, with a bucket capacity of 16 cubic yards.

Processing and Recovery Operations

A significant amount of metallurgical test work has been conducted on the Kilgore Project dating back to 1995. Echo Bay had commissioned the early test work focusing mainly on evaluating the deposit for heap leach treatment. Otis has furthered these investigations with additional, more detailed testing including mineralogy, direct cyanide leach tests, more detailed heap leach testing, and physical material characteristic definition.

The Kilgore deposit is best characterized as an oxide deposit with three main oxidation states: oxidized, an underlying unoxidized portion, and a mixed or transition type portion lying between these two zones. There are no significant sulfides present in the deposit. A wide range of metallurgical samples have been tested from all zones of the deposit, and the general indication is that it responds very well to heap leaching. There is a deeper, higher-grade zone within the deposit identified as Aspen that contains some carbonaceous material that showed significant “pregnant solution-robbing” tendencies. Subsequent testing indicated that a carbon-based leaching system such as CIL or CIP will overcome negative impact of the natural carbon.

Column leach testing, used as an analog for heap leach testing, has shown excellent results for all material types with recoveries ranging from 64% to 94% in a relatively short leach time of 60 days. Gold grades tested have ranged from 0.03 to 0.055 ounces per ton (opt). P80 crush sizes of ½ inch, 1 inch, 1 ½ inches and 3 inches (still underway) have been tested. The results indicate that the overall deposit is moderately sensitive to crush size, with some areas showing potential run-of-mine leachability and others requiring a finer crush size to maintain high recovery and extraction kinetics. Cyanide and lime consumptions have shown wide ranges but there has not been any focus on optimization. Cyanide consumptions range from 0.6 to 5 pounds per ton (lb/t), averaging approximately 2.2 lb/t. Lime has shown a similar variability, ranging from 1.0 to 4.0 lb/t and averaging 2.2 lb/t. Actual cyanide consumption will typically be in the range of 30% of that exhibited in column leach testing.

Crushing work index testing indicates the majority of the deposit is characterized as moderately hard, ranging from 10.2 to 11.7 kilowatt-hours per short ton (kwh/st). Abrasion index testing indicates that some portions of the deposit may be abrasive, with the index ranging from 0.15 to 0.30.

The design basis for the heap leach includes crushing to a P80 size of ½-inch with a 90-day primary leach cycle. Gold and silver extractions are estimated at 80% and 40%, respectively. Cyanide and lime consumptions of 0.65 and 2.2 lb/t have been assumed, respectively.

The ore shows a fairly high degree of variability at coarser crush sizes but less at the finer crush size of P80 ½-inch. Gold extractions tend to be excellent in most cases at periods of 90 days or more for the ½-inch material.

A conventional heap leach process has been proposed for the Kilgore deposit. Depending on the grade of the material, it will either be crushed to a P80 of -1/2-inch prior to being placed on the heap leach or treated directly as ROM. Both ROM and crushed material would have lime added prior to pad placement for pH control. The ROM material would be trucked dumped on the pad and ripped with a dozer after each lift is complete. The crushed material would be conveyed to the heap leach facility (HLF). This pregnant leach solution from the heap leach would be collected in a dedicated pond and either recirculated or processed in the Adsorption-Desorption-Recovery plant (ADR). The gold and silver in the solution would be collected on activated carbon in a series of carbon-in-column (CIC) vessels. Gold and silver recovery would take place through stripping the activated carbon into an enriched solution that reports to an electrowinning circuit where the gold and silver is recovered as a sludge that is ultimately smelted into high purity doré bars.

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Infrastructure, Permitting and Compliance Activities

Project Infrastructure

A limited amount of infrastructure is currently available on site. Power, water, and all other systems necessary for a mining and processing operation will be required.

Sufficient water appears to be available at the Kilgore Project. Groundwater wells would be developed to meet the project water requirements.

Power is available near the mine site from the Idaho Public Service grid through a 33kV power line. There are no electrical substations at the site. Local labor for mining is available.

Water Supply

Modeling of the heap operation on a monthly basis over the projected mine life indicates that operation of the HLF requires a water supply with an approximate average flowrate of 259 gpm (59 m3/hr). An additional 88 gpm (20 m3/hr) is required for mine, shop, and office water consumption.

Water Balance

A preliminary operational average monthly water balance model was developed for the HLF. The intent of the modeling was to estimate the magnitude and extent of any water surplus or deficit conditions in the HLF based on annual average climatic conditions. The modeling timeline was for 6 years of HLF operations.

The model incorporates the following major project components:

●	Heap Leach Pad

●	Mine Usage

●	Shop Usage

●	General Usage

●	Fresh Water Supply

●	Pond Storage – PLS, ILS, Raffinate, and Storm

The findings of the water balance were that the HLF would operate in a water deficit. The deficit is most pronounced in the early years and is reduced as water stored within the ore is released from the earlier leaching stages. The total make-up required by the HLF is estimated at 2,000 acre-feet (2.5 million cubic meters) over the life of the facility. The HLF water requirement ranges from 370 acre-feet (457,000 cubic meters) to 485 acre-feet (598,000 cubic meters) annually. The project requires a significant amount of water at start up due to the initial ore wetting requirements and the solution retention in the heap. GRE estimates that approximately 101 acre-feet (125,000 cubic meters) of fresh water would be necessary at the start of heap operations.

The water balance was based on assumed moisture content values for the stacked ore and climatic conditions for the site. The model is sensitive to these values and they should be reviewed and confirmed for future design studies. The following criteria were employed in the water balance:

●	Natural Moisture Content – Ore 5%

●	Field Moisture Content – Ore 15%

●	Drain-Down Final Moisture Content 10%

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●	Evaporation Losses – Irrigation 5%

●	Pan Evaporation for pond base on Dubois Idaho.

●	Average Irrigation Rate 0.005 gpm/ft2 (12 lph/ m2)

●	Pad Area – Phase 1 – 2,583,000 square feet (240,000 square meters), Phase 2 – 2,583,000 square feet (240,000 square meters), Phase 3 – 1,669,000 square feet (155,040 square meters)

●	Climate Conditions monthly temperature, precipitation and evaporation

Mine Facilities

GRE has provided conceptual design of facilities required for mine operations. These include access roads, offices, warehouses, shops, leach pad and ponds, and waste dumps.

Environmental Studies

In December 2010, Golder Associates prepared a Preliminary Environmental Report (Golder Associates, 2010) to provide Otis with an overview of potential ecological and environmental issues that may be encountered in developing a new mine, identify potential roadblocks to development, and outline the environmental permit process, and additional baseline studies that will be necessary to develop the project. The report identifies the various permits that will be required on the local, state, and Federal level if this project goes to a mining stage. The Golder report states that, in general, the company did not identify any issues that they consider to be fatal flaws. They state that, as project development and design continue, and specific studies are completed for the project facilities, it is possible that issues may surface that are currently difficult to identify. The Golder report recommends that general baseline studies for the immediate project area be initiated. Otis plans to initiate these various baseline studies when funding permits.

Cultural Inventory

In 2010, and in connection with permitting a Plan of Operation (PoO), North Wind Engineering of Idaho Falls, Idaho, performed a cultural inventory of the Mine Ridge area. No material items were identified, and the PoO was approved. Subsequent PoOs have been approved after the completion of two separate Environmental Assessments in 2015 and 2018, and no cultural issues were identified.

Permitting

The Kilgore Project is located on federal ground administered by the USFS. The local headquarters for this portion of the Caribou-Targhee National Forest is located in Dubois, Idaho. In 2018, the USFS issued a Decision Notice authorizing a 5-year exploration PoO, which approved drilling on 140 drill sites throughout the Kilgore Project, including step-out and infill drilling at the existing Kilgore deposit and exploration drilling at emerging targets including Gold Ridge, Prospect Ridge, and Dog Bone Ridge. The PoO was approved by the USFS after completion of an Environmental Assessment, a process which included input and feedback from the local community and others. As required by the current PoO, Otis is currently increasing its reclamation bond from $121,275 to $370,600 and meeting other USFS stipulations in the Decision Notice to enable the commencement of exploration activities, including road construction and drilling.

Capital and Operating Costs

Capital Costs include:

●	The project plans to use contractor mining, and all mining equipment and facilities would be provided by the contractor, so no capital costs are included in the cost estimates for mining equipment and facilities.

●	Process capital costs include an ADR recovery system, leach pad, ponds, crushing plant and stacking system, a laboratory, and mobile equipment.

●	Development includes pioneering, clearing, grubbing, access road improvements, and haul road construction, assumed to be 20,000 feet of new haul roads.

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●	Working capital was estimated to be 2 months’ operating costs. The working capital was estimated to be recovered the year after production ends. Capital contingency was set at 25%.

The total estimated capital costs for the project, including contingency, are $97.46 million, with initial capital costs of $81.23 million, as shown in Table 23.

Table 23: Summary of Kilgore Capital Costs (millions)

Capital Cost Item	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Mine	$3.90	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$3.90
Process	$41.12	$0.00	$0.00	$7.87	$0.00	$6.03	$0.00	$0.00	$0.00	$55.03
G&A	$7.21	$1.52	$1.52	$1.52	$1.52	$1.42	$5.00	$0.00	$0.00	$19.71
Sustaining	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Working	$15.46	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	($15.46)	$0.00
Contingency	$13.54	$0.30	$0.30	$1.88	$0.30	$1.49	$1.00	$0.00	$0.00	$18.82
Total	$81.23	$1.52	$1.52	$9.39	$1.52	$7.45	$5.00	$0.00	($15.46)	$97.46

Operating costs include:

●	Operating costs for mining production and support equipment were included, as well as recovery of capital costs by the contractor every four years.

●	Process operating costs include operation of the ADR plant, leach pad, and crushing plant.

●	Manpower includes personnel for mining, process, and overhead.

●	Overhead services and supplies were also included.

The total life of mine operating costs were estimated to be $435.57 million, with a mining unit cost of $2.32/mined ton, and process unit cost of $2.90/process ton, and a general and administrative unit cost of $0.51/process ton, as shown in Table 24 and Table 25.

Table 24: Summary of Kilgore Estimated Operating Costs (millions)

Operating Cost Item	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Mine	$1.95	$43.71	$47.14	$81.65	$54.86	$35.68	$264.99
Process	$0.08	$33.12	$30.41	$37.90	$31.31	$24.01	$156.83
G&A	$0.15	$2.76	$2.76	$2.76	$2.76	$2.58	$13.75
Total	$2.18	$79.59	$80.31	$122.31	$88.93	$62.26	$435.57

Table 25: Summary of Kilgore Estimated Operating Unit Costs

Item		Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Mine	($/mined ton)	$1.86	$2.24	$1.92	$2.20	$2.97	$2.67	$2.32
Process	($/process ton)	$3.73	$2.85	$2.97	$2.61	$2.92	$3.52	$2.90
G&A	($/mined ton)		$0.47	$0.54	$0.38	$0.51	$0.76	$0.51

The cash operating costs per ounce of Au, all-in sustaining cost per ounce of Au, and all-in cost per ounce of Au are shown in Table 26.

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Table 26: Costs per Gold Ounce

Item	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Cash Operating Cost / Au ounce	$665	$720	$1,099	$809	$585	$780
All-in Sustaining Cost / Au ounce	$681	$737	$1,201	$826	$669	$832
All-in Cost / Au ounce	$681	$737	$1,201	$826	$669	$954

Notes:

(1)	Cash Operating Cost / Au ounce = operating costs/Au ounces.

(2)	All-in Sustaining Cost / Au ounce = capital costs less initial capital/Au ounces.

(3)	All-in Cost / Au ounce = (capital costs + operating costs)/Au ounces.

Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability under NI 43-101. The PEA is preliminary in nature and includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves under NI 43-101. Readers are advised that there is no certainty that the results projected in the PEA will be realized.

The economic model uses a gold price of $1,300/ounce, which is consistent with the three-year trailing average price through the end of July 2019.

The projected metal recovery rate was 82% for crushed leach material and 50% for ROM material. Recovery was factored as 70% during the first year after placement on the leach pad, 25% during the second year after placement on the leach pad, and 5% during the third year after placement on the leach pad. The resulting base case gold revenue was $726.36 million (Table 27).

Table 27: Kilgore Project Revenues (millions)

Revenue	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
Gold Crush	$0.00	$89.84	$119.07	$111.35	$116.24	$126.68	$38.67	$6.54	$608.39
Gold ROM	$0.00	$16.28	$20.54	$32.36	$27.83	$15.54	$4.65	$0.77	$117.97

GRE included depreciation and depletion deductions from the income before taxes to obtain taxable income. Federal tax at 21% was applied to the taxable income, Idaho corporate tax at 6.925% was applied to the taxable income, Idaho License tax at 1% was applied to net revenue, and Idaho property tax at 0.78% was applied to annual net profit. The taxes were deducted from the taxable income, then the depreciation and depletion allowance were added back from taxable income to obtain net cash flows after taxes. After-tax net present value (NPV) @5%, NPV@7%, NPV@9%, and internal rate of return (IRR) were calculated from the net after-tax cash flow. The total after-tax cash flow over the life of the project was $151.82 million (Table 28).

Table 28: Kilgore Project Summary of Economic Model

Description	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Net Revenue	$0.00	$106.12	$139.60	$143.72	$144.07	$142.22	$43.31	$7.31	$0.00	$726.36
Total Operating Costs	$2.18	$79.59	$80.31	$122.31	$88.93	$62.26	$0.00	$0.00	$0.00	$435.57
Before Tax Cash Flow	($2.18)	$26.54	$59.29	$21.41	$55.15	$79.96	$43.31	$7.31	$0.00	$290.79
Depreciation	$0.00	$12.75	$13.52	$13.88	$16.14	$16.50	$5.14	$0.00	$0.00	$77.93
Loss Carry Forward	$0.00	($2.18)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Depletion Allowance	$0.00	$6.89	$20.94	$3.76	$19.51	$21.33	$6.50	$1.10	$0.00	$80.03
Taxable Income	$0.00	$4.71	$24.83	$3.76	$19.51	$42.12	$31.68	$6.21	$0.00	$132.83
Total Taxes	$0.00	$1.72	$7.78	$1.39	$6.23	$12.97	$9.55	$1.85	$0.00	$41.51
After Tax Cash Flow	($2.18)	$24.82	$51.51	$20.02	$48.92	$66.99	$33.76	$5.45	$0.00	$249.28
Total Capital Costs	$81.23	$1.82	$1.82	$11.27	$1.82	$8.94	$6.00	$0.00	($15.46)	$97.46
Net Cash Flow	($83.41)	$22.99	$49.69	$8.74	$47.09	$58.04	$27.76	$5.45	$15.46	$151.82

The resulting NPV@5% was $110.39 million, the NPV@7% was $96.82 million, the NPV@9% was $84.64 million, the cash flow was $151.82 million, the IRR was 34.0%, and the payback period was 3.0 years.

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A summary of the production includes:

Total leach tons mined:	54.0 million
Total waste tons mined:	60.0 million
Head Grade:	0.014 opt (0.48 g/T)
Mine Life:	5.0 years
Tons per day mined:	15,000
Strip ratio:	1.1
Gold recovery – Crushed Material:	82%
Gold recovery – ROM Material:	50%
Total gold ounces mined:	752,200
Total gold ounces recovered:	558,700
Average annual gold production:	111,700 ounces
Peak annual gold production:	119,600 ounces in year 1

Key economic measurements include the following:

Royalties:	0%
Undiscounted Operating Pre-Tax Cash Flow:	$193.3 million
Pre-tax NPV@5%:	$144.0 million
Pre-tax NPV@7%:	$127.9 million
Pre-tax NPV@9%:	$113.4 million
Pre-tax IRR:	40.6%
After-tax NPV@5%:	$110.4 million
After-tax NPV@7%:	$96.8 million
After-tax NPV@9%:	$84.6 million
After-tax IRR:	34.0%
Undiscounted Operating After-tax Cash Flow:	$151.8 million
After-tax Payback Period:	3.0 years
All-in Sustaining Costs:	$832/Au ounce
All-in Costs:	$954/Au ounce
Total Operating Costs:	$780/Au ounce

Sensitivity analyses were conducted to determine the sensitivity of the economic model to changes in capital costs, operating costs, and gold price. A positive valuation is maintained across a wide range of sensitivities.

Exploration, Development, and Production

The test work conducted to date on the Kilgore Project has indicated that there are two distinct mineral hosts in the deposit: free milling gold and a more recalcitrant mineral host that is finer grained and contains active carbon. The free milling gold has been shown to respond well to heap leach testing, and the more recalcitrant material showed good gold extraction when subjected to grinding and CIL leaching. The more recalcitrant material tends to have a higher gold grade and should be able to support a conventional milling/CIL process provided the tonnage justifies this processing method.

Based on these findings the following recommendations have been presented:

●	Continue drill testing the near surface potential of the deposit by drilling to north, south, and west where it remains open including fracture / fault studies to better define the relationship between mineralization and structure, and oriented and geotechnical drilling to assist in mine design studies.

●	Assay existing pulps for silver and include silver assays in all new exploration sampling.

●	Continue drill testing the lateral and vertical extent of the sediment hosted gold mineralization in the Aspen Formation.

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●	Drill 3-5 core holes for metallurgical test work including large diameter holes to test ROM potential in the lithic tuff and sill.

●	Relog and analyze Aspen Formation intervals to identify good and poor-performing metallurgical domains.

●	Ensure that all subsequent metallurgical analysis on new samples utilizes cyanide amenability tests (P80 of 10 mesh with a 96-hour bottle roll leach) to define the direction for subsequent testing. This will establish a database of amenability tests for future geometallurgy.

●	Ensure that complete carbon assays are undertaken on all mineral domains.

●	Quantify the ore types tested to determine the relative abundance of each domain and map the recoveries to those domains.

●	Explore the crush size relationship in more detail to allow for the optimization of the ultimate heap leach design.

●	A detailed analysis of the material tested and its representativity to the deposit should be conducted to ensure adequate grade, material type and spatial representativity.

●	Increase the tracking of silver in subsequent metallurgical testing and inform the model with additional silver assay details.

●	More geotechnical investigation should be undertaken to ensure heap permeability under a multiple lift scenario.

●	Based on the metallurgical review, a conservative approach has been taken to ensure maximum gold and silver recovery is obtained.

o	A crush size P80 of ½-inch has been selected for the heap design.

o	A primary leach period of 90 days should be employed. Based on these parameters, gold extractions of 82% for crush and 50% for ROM should be achievable.

o	Cyanide and lime consumptions are moderate. The cyanide consumption has been scaled from the average for all column tests of 2.16 pounds per ton (lb/t) to a projected heap consumption of 0.5 lb/t. The average lime consumption from the column tests has been employed (with the removal of one outlier) to provide an expected consumption of 2.6 lb/t.

○	No agglomeration is necessary as the column tests all exhibited excellent permeability.

○	The silver grade does not appear to be high enough to warrant the use of a Merrill Crowe recovery system. A standard carbon adsorption circuit should be acceptable.

●	A Lidar survey will be needed for mine, waste rock, heap leach, and plant facility designs.

●	Base line surface water flows and water quality will be needed for design.

●	Groundwater monitoring and testing wells will be needed to create a groundwater model and predict pit inflows and pit dewatering requirements.

●	Along with the geologic description of core holes, they should be logged, and RQD and rock mass rating should be identified.

●	Geotechnical testing of soils near the plant, waste rock, and heap leach sites.

●	Geotechnical testing of rock for pit wall design.

●	Continue Kilgore Project wide exploration to test for emerging targets both inside and outside the existing land position.

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●	The recommended budget is $4.4 million as shown in Table 29.

Table 29: Proposed Budget for Kilgore Project

Drilling – exploration & development	7,500 m	$200	/m	$1,500,000
Drilling – metallurgical and water monitoring	2,500 m	$200	/m	$500,000
Large diameter bulk samples	600 m	$1,000	/m	$600,000
Soils testing				$196,000
Geologic mapping				$140,000
Core studies				$50,000
LiDAR survey				$75,000
Baseline Studies				$250,000
Office Rent				$36,000
Bonding				$371,000
Annual Claim Maintenance Payments				$118,000
Bulk Sample Column Testing				$500,000
Data management				$105,000
Total				$4,441,000

The estimated schedule for completing development work on the project is shown in Figure 2.

Figure 2: Kilgore Project Development Schedule

	2019	2020	2021	2022	2023

Permitting

Exploration Drilling 1

Exploration Drilling 2

Engineering

PFS - FS Studies

Construction

DIVIDENDS

Otis has not declared or paid any cash dividends on the Otis Shares since incorporation. Otis’ dividend policy is reviewed from time to time by the Otis Board in the context of Otis’ earnings, financial condition, capital requirements and other relevant factors. Otis currently intends to retain all available funds and any future earnings to fund the development and growth of its business and Otis does not anticipate paying any cash dividends in the foreseeable future.

FINANCIAL INFORMATION
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statements and Management’s Discussion and Analysis for the years ended June 30, 2019 and June 30, 2018 and the six month period ended December 31, 2019 can be found in Schedule “M” – “Financial Statements and Management’s Discussion and Analysis of Otis” to this Circular.

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CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Otis since June 30, 2019:

Description	Amount Authorized as at the date of this Circular	Amount Outstanding as of June 30, 2019 (audited)	Amount Outstanding as of the date of this Circular (unaudited)

Otis Shares	Unlimited	162,140,407	175,403,907
Otis Options	Not Applicable(1)	12,375,000	12,375,000
Otis Warrants	Not Applicable	Nil	6,631,750	(2)

Notes:

(1)	Otis has a 10% rolling stock option plan. See Schedule “P” – “Annual Matters of Otis” to this Circular under the heading “Confirming Stock Option Plan”.

(2)	Issued in connection with the 2019 Private Placement.

PRIOR SALES

On September 30, 2019, Otis closed a non-brokered private placement of 13,263,500 units at a price of $0.10 per unit for aggregate proceeds of $1,326,350 (the “2019 Private Placement”). Each unit consisted of one Otis Share and one-half of one Otis Warrant. Each whole Otis Warrant entitles the holder to acquire one additional Otis Share at an exercise price of $0.15 per Otis Share for a period of 30 months from the closing date of the private placement.

On April 23, 2019, Otis granted 3,625,000 Otis Options to purchase 3,625,000 Otis Shares at an exercise price of $0.10 for a period of five years from the grant date.

Trading Price and Volume

The Otis Shares are currently listed and posted for trading on the TSXV under the symbol “OOO”. The following table shows the price ranges and trading volume of the Otis Shares during the twelve months preceding the date of this Circular.

Month	High ($)	Low ($)	Volume
March 2019	0.11	0.085	1,287,913
April 2019	0.10	0.07	1,276,433
May 2019	0.09	0.07	658,255
June 2019	0.105	0.07	1,042,830
July 2019	0.11	0.07	2,112,598
August 2019	0.10	0.085	2,152,907
September 2019	0.105	0.09	581,900
October 2019	0.11	0.095	360,435
November 2019	0.105	0.075	557,700
December 2019	0.13	0.075	1,861,670
January 2020	0.145	0.115	1,155,697
February 2020	0.17	0.105	4,543,242
March 1 – 13, 2020	0.13	0.08	1,011,593

On February 21, 2020, the last trading day prior to the date of the public announcement of the Arrangement Agreement, the closing price of the Otis Shares on the TSXV was $0.125. On March 13, 2020, the closing price of the Otis Shares on the TSXV was $0.08.

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ESCROWED SECURITIES

Otis has no securities held in escrow or subject to contractual restrictions on transfer.

PRINCIPAL SECURITYHOLDERS

To the best of the knowledge of the directors and executive officers of Otis, as of the date of this Circular, the following person beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding Otis Shares.

Name of Shareholder	Number of Voting Securities(1)	Percentage(2)
Christopher Lee-Barber	23,000,000	13.11%

Notes:

(1)	The information as to the securities of Otis beneficially owned, controlled or directed, not being within the knowledge of Otis, has been obtained by Otis from publicly-disclosed information and/or furnished by the Otis Shareholder listed above.

(2)	As a percentage of 175,403,907 Otis Shares issued and outstanding as of the date of this Circular.

DIRECTORS AND OFFICERS

The Otis Board currently comprises six directors each of whom is elected at each annual meeting of shareholders to hold office for one year or until his successor is elected or appointed, unless he resigns or his office becomes vacant.

The following table sets forth the name and residence of each director and executive officer of Otis, as well as such individual’s position with Otis, period of service as a director and/or officer (as applicable), and principal occupation(s) within the five preceding years.

Name, Province or State and Country of Residence	Position(s) Held with Otis	Principal Occupation(s) During the Five Preceding Years
Craig T. Lindsay Vancouver, British Columbia, Canada Member: Audit Committee	President, CEO and Director

Mr. Lindsay has been the President, CEO and a director Otis since 2007. He has also been the managing director of Arbutus Grove Capital Corp. since 2003.

Mr. Lindsay has been a director of Otis since April 24, 2007.

Sean Mitchell Vancouver, British Columbia, Canada Member: Audit Committee	Director	Mr. Mitchell has been a self-employed financial consultant since 1996. Mr. Mitchell has been a director of Otis since June 30, 2007.
Donald Ranta Golden, Colorado, USA Member: Audit Committee	Director

Dr. Ranta has been a semi-retired geological consultant since June 2014. Prior thereto, he was the Chairman and previously was the President and CEO at Rare Element Resources from October 2007 to June 2014.

Dr. Ranta has been a director of Otis since September 15, 2008.

Roger Norwich Channel Islands, Great Britain	Director	Mr. Norwich has been an independent geological consultant since 2000. Mr. Norwich has been a director of Otis since July 16, 2016.
Tim Miller London, United Kingdom	Director	Mr. Miller is a retired business executive. Mr. Miller has been a director of Otis since February 25, 2016.
Don Poirier Qualicum Beach, British Columbia, Canada	Director

Mr. Poirier is Corporate Director and was previously Vice President, Corporate Development with Hecla Mining Ltd. from 2007 to 2016. He also worked approximately 20 years with several sell-side investment dealers as a mining analyst. Presently, he is a director of ATAC Resources Ltd. and a member of the Institute of Corporate Directors. Mr. Poirier has a geology degree from the University of Toronto.

Mr. Poirier has been a director of Otis since July 5, 2017.

Robert Nowell North Vancouver, British Columbia, Canada	Chief Financial Officer	Mr. Nowell has been the Chief Financial Officer of Otis since 2007. He is self-employed as an accountant with BN Nowell & Company.
Alan Roberts Tie Siding, Wyoming, USA	VP, Exploration	Mr. Roberts has been the Vice President, Exploration of Otis Gold Corp since April 2018. Prior thereto, he was Exploration Manager with NewCastle Gold Ltd.

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As at the date of this Circular, the directors and executive officers of Otis as a group beneficially owned, or controlled or directed, directly or indirectly, 20,361,860 Otis Shares, or 11.82% of the issued and outstanding Otis Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Otis’ knowledge, no director or executive officer of Otis is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Otis) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

To Otis’ knowledge, except as disclosed hereinafter, no individual set forth in the above table or shareholder holding a sufficient number of securities of Otis to affect materially the control of Otis, nor any personal holding company of any such individual:

(a)	is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Otis) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

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(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

(c)	has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Otis may be subject in connection with the operations of Otis. Some of the directors and officers are engaged and will continue to be engaged, directly or indirectly, in other businesses and situations may arise where some of the directors and officers will be in direct competition with Otis. Except as otherwise disclosed in this Circular, no conflicts of interest currently exist between Otis and a director or officer of Otis.

Risk Factors

Otis is engaged in the exploration and evaluation of resource properties and operates in an industry that involves a high degree of risk. The reader should carefully consider the following risks and uncertainties in addition to other information contained herein in evaluating Otis and its business before making any investment decision regarding the Otis Shares. The risks described below are not the only ones facing Otis. Additional risks not presently known to Otis may also impair its business operations.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. Otis’ property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to Otis or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Otis.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. Otis estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgements regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of orebodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

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Exploration and Evaluation Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Otis has a direct or indirect interest will be subject to all the hazards and risks associated with exploration and evaluation.

Insurance

Otis’ involvement in the exploration for natural resources may result in Otis becoming subject to liability for pollution, property damage, personal injury or other hazards and any insurance Otis may have may not be sufficient to cover the full extent of such liabilities.

Prices, Markets and Marketing of Gold and Metal Prices

World prices for commodities fluctuate and are affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of commodities, and therefore an economic downturn could have a negative impact on Otis.

Global Financial Conditions

Current global financial conditions have been subject to increased volatility, and access to public financing, particularly for junior resource companies, has been negatively impacted. These factors may impact the ability of Otis to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to Otis. If increased levels of volatility and market turmoil continue, Otis’ operations could be adversely impacted and the value and price of the Otis Shares could be adversely affected.

Liquidity and Capital Requirements

Otis does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. Otis is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to Otis or at all. Management anticipates that, subject to financing, it will make substantial capital expenditures towards developing Otis’ mineral properties. However, there is no assurance that Otis will operate profitably or will generate positive cash flow in the future. Otis may require additional financing in order to proceed with the exploration and evaluation of their properties and to sustain its business operations if it is not successful in earning revenues. Otis may also need further financing if it decides to obtain additional mineral properties. Otis’ future may be dependent upon its ability to obtain financing. If Otis does not obtain such financing, if required, its business could fail and investors could lose their entire investment.

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Environmental Risks

Environmental legislation affects nearly all aspects of Otis’ operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean-up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that Otis will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect Otis. Environmental laws and regulations are evolving in all jurisdictions where Otis has activities. Otis is not able to determine the specific impact that future changes in environmental laws and regulations may have on Otis’ operations and activities, and its resulting financial position; however, Otis anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly strident environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on Otis. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Government Regulation

The natural resource exploration industry is subject to controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Otis in a manner materially different than they would affect other natural resource exploration companies of similar size. The current legislation is a matter of public record and Otis is unable to predict what additional legislation or amendments may be enacted.

Markets for Securities

There can be no assurance that an active trading market in the Otis Shares will be sustained. The market price for the Otis Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of its peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Otis Shares.

Reliance on Key Individuals

Otis’ success depends to a certain degree upon certain key members of the management. It is expected that these individuals will be a significant factor in Otis’ growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on Otis. Some of Otis’ directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies. Some of the persons who are directors and officers of Otis are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Otis may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Otis’ financial position.

Title to Property

There may be challenges to title to the mineral properties in which Otis holds an interest. If there are title defects with respect to any such properties, Otis might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and evaluation programs.

Legal Proceedings

The nature of Otis’ business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The result of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Otis.

Foreign Currency Risk

Otis has operations in Canada and the United States and is subject to foreign currency fluctuations. Otis’ operating expenses are incurred in Canadian and United States dollars, and the fluctuation of the Canadian dollar in relation to the United States dollar will have an impact upon the profitability of Otis and may also affect the value of Otis’ assets and the amount of shareholders’ equity.

K-44

Otis has not entered into any derivative instruments to manage foreign exchange fluctuations.

As at December 30, 2019, Otis had US$12,191 in cash, US$57,467 of reclamation deposits, and US$456,427 in accounts payable and accrued expenses. Otis will purchase United States dollars as the need arises in order to fund its exploration and development activities in the United States. Corporate expenditures are incurred primarily in Canadian dollars.

LEGAL PROCEEDINGS or regulatory actions

Except as disclosed below, Otis is not or was not a party to any legal proceedings or regulatory actions, since the beginning of the most recently completed financial year and is not aware of any such proceedings or actions known to be contemplated.

In November 2018, a complaint was filed against Otis’ permitting authority, the Forest Service, by the Idaho Conservation League et al (the “Complainant”). Otis has intervenor status in this judicial proceeding.

A hearing was held on October 8, 2019 in the United States Federal District Court in Boise, Idaho. On December 18, 2019, the Idaho Federal District Court Judge B. Lynn Winmill issued a decision in Idaho Conservation League et al v. Forest Service that confirmed Otis’ right to operate under the five year Plan of Operation issued to Otis in 2018 at the Kilgore Project. Judge Winmill found the Forest Service adequately evaluated the potential environmental impacts of exploration pursuant to the National Environmental Policy Act, National Forest Management Act and Organic Act. The Court remanded the case in part to the Forest Service to consider the impacts of the Kilgore Project on the groundwater of Dog Bone Ridge and the consequential impacts on Corral Creek and Yellowstone cutthroat trout.

On January 16, 2020, a further judgment was issued by Judge Winmill in favour of Otis confirming the Court’s decision issued on December 18, 2019. Subsequent to this judgment, on January 24, 2020, the Complainant filed a motion to alter or amend the judgment, requesting that the court vacate the Forest Service’s decision pending further analysis of impacts to the Dog Bone Ridge area. The Forest Service and Otis filed responses to this motion on February 14, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed in this Circular, no director or executive officer of Otis, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Otis Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction within the three years before the date of this Circular that has materially affected or is reasonably expected to materially affect Otis.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of Otis is D&H Group LLP located at 10th Floor, 1333 West Broadway, Vancouver, British Columbia, Canada, V6H 4C1.

Otis’ transfer agent and registrar for the Otis Shares is Computershare Trust Company of Canada, located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into by Otis in the ordinary course of business, the only material contracts entered into by Otis since the beginning of the most recently completed financial year or that are still in effect, are:

●	the Arrangement Agreement;

●	the Excellon Voting Support Agreements; and

●	the investor rights agreement dated February 28, 2017 between Agnico Eagle Mines Limited and Otis.

K-45

INTERESTS OF EXPERTS

D&H Group LLP is the auditor of Otis and has advised Otis that it is independent of Otis within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia.

Terre A Lane, MMSA, Jeffrey Todd Harvey, SME-RM, David Rowe, CPG, QP and Jennifer J. Brown, SME-RM are the authors of the Kilgore Technical Report. None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Otis Shares representing 1% or more of the issued and outstanding Otis Shares or other property of Otis or any of its associates or affiliates.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein that are necessary to be disclosed in order for this Schedule “K” – “Information Concerning Otis” to contain full, true and plain disclosure of all material facts relating to the Otis Shares.

K-46

Schedule “L”
INFORMATION CONCERNING THE COMBINED COMPANY

The following is a summary of the Combined Company, its business and operations, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. The information contained in this Schedule “L”, unless otherwise indicated, is given as of March 13, 2020.

All capitalized terms used in this Schedule “L” and not defined herein have the meaning ascribed to such terms in the “Glossary of Terms” or elsewhere in this Circular. Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars. See in this Circular, “General Matters – Exchange Rate Data”. See also in this Circular, “Cautionary Statement Regarding Forward-Looking Statements”.

Corporate Structure

Name and Incorporation

On completion of the Arrangement, the Combined Company will continue the current operations of Excellon and Otis under the name “Excellon Resources Inc.”, and be governed by the laws of the Province of Ontario. The Combined Company will, immediately following the Effective Time, directly own all of the issued and outstanding Otis Shares and Otis will be a wholly-owned subsidiary of Excellon.

It is expected that the business operations of the Combined Company will be headquartered in Toronto with its head office located at 10 King Street East, Suite 200, Toronto, Ontario, Canada, M5C 1C3.

The following diagram sets forth the corporate structure of the Combined Company following the Arrangement.

Notes:

(1), (2) Excellon Holdings Inc. owns 0.000001% of San Pedro Resources, S.A. de C.V., and 99.828% of Prestadora de Servicios Miguel Auza, S.A. de C.V.

L-1

Description of the Business of the Combined Company

On completion of the Arrangement, the Combined Company will carry on the business operated by Excellon and Otis, and its efforts will be directed at the identification, acquisition, evaluation, exploration, development and production of mineral properties in the United States, Mexico and Germany, creating a well-established mining jurisdiction across two continents, reducing single asset risk. The Combined Company will result in an enhanced and diversified portfolio of projects for the new precious metals bull market by combining the Platosa Project’s high-grade silver production with high return and low risk Kilgore development project, creating a pipeline for growth. The Combined Company will actively explore on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

The Combined Company’s portfolio of assets will include the following:

●	the Platosa Project;

●	the Evolución Project;

●	the Silver City Project;

●	the Kilgore Project;

●	the Oakley Property; and

●	approximately US$10 million in cash and available funds.

The Combined Company is expected to have a total of 45.0 million tonnes with a weighted average grade of 0.69 g/t gold equivalent for 1.0 million ounces of gold equivalent in the indicated resource category, and 19.4 million tonnes with a weighted average grade of 0.49 g/t gold equivalent for 0.3 million ounces of gold equivalent in the inferred resource category.

Description of Securities

The authorized share capital of the Combined Company will be the same as the currently authorized share capital of Excellon and the rights associated with each common share of the Combined Company will be the same as the rights associated with each Excellon Share. The Combined Company will have an unlimited number of Excellon Shares authorized for issuance.

Based on pro forma figures as of the date hereof that give effect to the Arrangement, it is anticipated that there will be (i) 153,527,533 Excellon Shares issued and outstanding, (ii) 4,976,249 options to acquire Excellon Shares issued and outstanding, (iii) 6,987,302 warrants to acquire Excellon Shares issued and outstanding. See “Pro Forma Consolidated Capitalization” in this Schedule “L” – “Information Concerning the Combined Company”.

Unaudited Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial statements of the Combined Company following completion of the Arrangement have been compiled from underlying financial statements of Excellon and Otis prepared in accordance with IFRS to illustrate the effect of the Arrangement. The unaudited pro forma consolidated financial statements of the Combined Company and accompanying notes are included in Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon” to this Circular. The following selected unaudited pro forma consolidated financial information (expressed in thousands of Canadian dollars) is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in this Circular at Schedule “N” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Excellon”.

L-2

Pro Forma Consolidated Capitalization

The following table sets forth the approximate capitalization of the Combined Company after giving effect to the Arrangement and after giving effect to the Arrangement and the Excellon Consolidation (assuming the Excellon Consolidation Resolution is approved).

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding After Giving Effect to the Arrangement	Amount Outstanding After Giving Effect to the Arrangement and Excellon Consolidation Assuming a Ten to One Ratio	Amount Outstanding After Giving Effect to the Arrangement and Excellon Consolidation Assuming a Five to One Ratio
Excellon Shares	Unlimited(1)	153,527,533	15,352,753	30,705,506
Excellon Options	Not Applicable(2)	2,129,999	212,999	425,999
Excellon Warrants	Not Applicable(3)	5,462,000	546,200	1,092,400
Replacement Excellon Options	Not Applicable(4)	2,846,250	284,625	569,250
Excellon RSUs	Not Applicable(5)	2,318,264	231,826	463,652
Excellon DSUs	Not Applicable(6)	2,307,861	230,786	461,572
Otis Warrants	Not Applicable(7)	1,525,302	152,530	305,060

Notes:

(1)	Based on there being (i) 113,184,635 Excellon Shares outstanding as of the date hereof, and (ii) 175,403,907 Otis Shares outstanding as of the date hereof, entitling the holder thereof to acquire 0.23 of an Excellon Share for each Otis Share upon the closing of the Arrangement.

(2)	See “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available on SEDAR (www.sedar.com) under Excellon’s issuer profile.

(3)	Based on the number of Excellon Warrants outstanding as of the date hereof to acquire such number of Excellon Shares.

(4)	Based on there being 12,375,000 Otis Options outstanding as of the date hereof. Assuming that no such Otis Options are exercised on or prior to the Effective Time, up to 2,846,250 Excellon Shares may become issuable upon the exercise of Replacement Excellon Options on a pre-consolidation basis.

(5)	See “Securities Authorized for Issuance under Equity Compensation Plans – Restricted Share Unit Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available SEDAR (www.sedar.com) under Excellon’s issuer profile.

(6)	See “Securities Authorized for Issuance under Equity Compensation Plans – Deferred Share Unit Plan” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available SEDAR (www.sedar.com) under Excellon’s issuer profile.

(7)	Based on there being 6,631,750 Otis Warrants outstanding as of the date hereof. Assuming that no such Otis Warrants are exercised on or prior to the Effective Time, up to 1,525,302 Excellon Shares may become issuable upon the exercise of Otis Warrants on a pre-consolidation basis.

Dividends

There will be no restrictions in the Combined Company’s articles or elsewhere, other than customary general solvency requirements, which would prevent the Combined Company from paying dividends following completion of the Arrangement. For information on Excellon’s dividend policy, see “Description of Common Shares” in Schedule “J” – “Information Concerning Excellon”.

Principal Securityholders

To the best of the knowledge of the directors and officers of Excellon and Otis, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Combined Company common shares, after giving effect to the Arrangement except as follows:

Name	Number of Excellon Shares	Percentage of Voting Rights
Eric Sprott	21,465,715	18.9%

L-3

Following the completion of the Arrangement, separately or together, Excellon does not anticipate that (i) any person will hold more than 20% of the Excellon Shares, or (ii) control of the Combined Company will be materially affected.

Officers and Directors of the Combined Company

Officers

Following the completion of the Arrangement, it is expected that the management of the Combined Company will be a combination of the current management of each of Excellon and Otis, which includes the following individuals: (i) Brendan Cahill, President & Chief Executive Officer; (ii) Anna Ladd-Kruger, Chief Financial Officer & Vice President Corporate Development; (iii) Ben Pullinger, Senior Vice President Geology; (iv) Alan Roberts, Vice-President, Exploration (US); and (v) Craig Ford, Vice President Corporate Responsibility.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of the Combined Company will predominantly be a combination of certain members of the Excellon Board and Otis Board, as follows: (i) André Fortier; (ii) Laurie Curtis; (iii) Andrew Farncomb; (iv) Brendan Cahill; (v) Roger Norwich; (vi) Craig Lindsay and (vii) Mike Timmins.

Executive Compensation

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Excellon with respect to executive compensation. See “Executive Compensation” in the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available SEDAR (www.sedar.com) under Excellon’s issuer profile.

Compensation of Directors

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Excellon with respect to director compensation. See “Executive Compensation – Director Compensation” of the management information circular of Excellon dated March 24, 2019, which is incorporated by reference in this Circular and available SEDAR (www.sedar.com) under Excellon’s issuer profile.

Stock Exchange Listing

On the completion of the Arrangement, it is expected that the Excellon Shares will continue to trade on the TSX under the symbol “EXN”. In connection with the Arrangement, Excellon is seeking to make an application to list the common shares of the company on the NYSE American in the United States.

Auditor

Following the completion of the Arrangement, it is expected that the auditor for the Combined Company will be PricewaterhouseCoopers LLP.

Registrar and Transfer Agent

Following the completion of the Arrangement, it is expected that the transfer agent and registrar of the Combined Company will be TSX Trust Company.

L-4

Schedule “M”
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS OF OTIS

Unaudited condensed interim financial statements of Otis Gold for the three and six months period ended December 31, 2019	M-2
Otis’ management’s discussion and analysis for the three and six months period ended December 31, 2019	M-26
Audited annual financial statements of Otis as at and for the years ended June 30, 2019 and 2018, together with the notes thereto and the auditor’s report thereon	M-36
Otis’ management’s discussion and analysis for the year ended June 30, 2019	M-63
Audited annual financial statements of Otis as at and for the year ended June 30, 2018 and 2017, together with the notes thereto and the auditor’s report thereon	M-74
Otis’ management’s discussion and analysis for the year ended June 30, 2018	M-99

M-1

Schedule “N”
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF EXCELLON

See attached.

N-1

Excellon Resources Inc.

Proforma Condensed Consolidated Financial Statements

in thousands of U.S. dollars

(Unaudited – Prepared by Management)

N-2

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Financial Position

As at September 30, 2019

(In thousands of United States Dollars)

(Unaudited)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

N-3

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Net Loss and Comprehensive Loss

For the nine months period ended September 30, 2019

(In thousands of United States Dollars, except per share amounts)

As Reported Excellon		Otis Gold Note 2		Pro Forma Adjustment	Notes		Pro Forma Consolidation
Revenues	$	19,795	$	-	$	-		$	19,795
Production costs		(17,199)		-		-			(17,199)
Depletion and amortization		(3,458)		-		-			(3,458)
Cost of sales		(20,657)		-		-			(20,657)
Gross loss		(862)		-		-			(862)
Administrative expenses		(2,434)		(629)		-			(3,063)
Share-based payments		(918)		(146)		-			(1,064)
Depletion and amortization		(188)		(19)		-			(207)
General and adminstration expenses		(3,540)		(794)		-			(4,334)
Exploration		(2,829)		-		(1,115)	2 a)		(3,944)
Other expense		(439)		(16)		-			(455)
Finance expense		(459)		-		-			(459)
Loss before income taxes		(8,129)		(810)		(1,115)			(10,054)
Income tax expense		(765)		-		-			(765)
Net loss	$	(8,894)	$	(810)	$	(1,115)		$	(10,819)
Other comprehensive loss									
Foreign currency translation differences		593		-		-			593
Total comprehensive loss	$	(8,301)	$	(810)	$	(1,115)		$	(10,226)
Net loss per common share									
Basic and diluted	$	(0.09)						$	(0.08)
Weighted average number of common shares outstanding (in 000's)									
Basic and diluted		100,706							141,049

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

N-4

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Net Loss and Comprehensive Loss

For the year ended December 31, 2018

(In thousands of United States Dollars, except per share amounts)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

N-5

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared to show the effects of the plan of arrangement (the “Arrangement”), announced on February 24, 2020, wherein Excellon Resources Inc. (“Excellon” or “the Company”) has agreed to purchase all of the issued and outstanding common shares of Otis Gold Corp. (“Otis Gold”).

The accompanying unaudited pro forma condensed consolidated financial statement of financial position of Excellon as at September 30, 2019 and the unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2019 and the year ended December 31, 2018 (collectively, the “pro forma condensed consolidated financial statements”) have been prepared by management, based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for illustrative purposes only to reflect the Arrangement.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial position that will exist following the Arrangement, nor the results of operations that may be obtained in the future. Actual amounts recorded should the Arrangement take place will likely differ than those recorded in the unaudited pro forma consolidated financial information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the Arrangement have been excluded from the unaudited pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements have been prepared from:

●	The unaudited interim condensed consolidated statement of financial position of Excellon as at September 30, 2019 combining the unaudited interim condensed consolidated statement of financial position of Otis Gold as at December 31, 2019.

●	The unaudited interim condensed consolidated statement of loss and comprehensive loss of Excellon for the nine months ended September 30, 2019, combining the unaudited interim condensed consolidated statement of comprehensive loss of Otis Gold for the nine months ended December 31, 2019, (derived from the unaudited condensed consolidated statement of comprehensive loss of Otis Gold for the six months ended December 31, 2019, and the audited consolidated statement of comprehensive loss of Otis Gold for the year ended June 30, 2019). (see Note 4(b)).

●	The audited consolidated statement of comprehensive loss of Excellon for the year ended December 31, 2018, combining the unaudited condensed consolidated statement of comprehensive loss of Otis Gold for the year ended December 31, 2018, (derived from the unaudited interim condensed consolidated statement of comprehensive loss of Otis Gold for the six months ended December 31, 2018, and audited consolidated statement of comprehensive loss of Otis Gold for the year ended June 30, 2018). (see Note 4(c)).

The unaudited pro forma condensed consolidated statement of financial position as at September 30, 2019 has been prepared as if the Arrangement described in Note 2 had occurred on September 30, 2019. The unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2019 and the year ended December 31, 2018 have been prepared as if the Arrangement described in Note 2 had occurred on January 1, 2018.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Excellon’s audited consolidated financial statements for the year ended December 31, 2018. The adjustments are as follows:

a)	In order to conform Otis Gold’s accounting treatment of exploration and evaluation expenditures to Excellon’s accounting policies, all capitalized exploration and evaluation expenditures incurred by Otis Gold have been expensed in the unaudited pro forma condensed consolidated financial statements.

b)	As announced on February 24, 2020, Excellon and Otis Gold entered into an Arrangement whereby Excellon would acquire all of the outstanding common shares of Otis Gold. Under the terms of the Arrangement, Otis Gold’s shareholders will receive 0.23 of one common share of Excellon for each common share of Otis Gold (the “Exchange Ratio”). Upon completion of the Arrangement, it is anticipated that 40,342,899 common shares of Excellon will be issued to Otis Gold’s shareholders. Existing warrants and options of Otis Gold will similarly become exercisable into Excellon common shares based on the Exchange Ratio in accordance with existing terms. As of September 30, 2019, there were 12,375,000 Otis Gold share options with exercise prices ranging from C$0.05 to C$0.35 per share, and 6,631,750 Otis Gold warrants outstanding with an exercise price of C$0.15 per share. For the purpose of preparing the unaudited condensed consolidated pro forma financial statements, it has been assumed that the share options and warrants will be convertible, at the Exchange Ratio, to 4,371,553 common shares of Excellon.

For the purpose of these unaudited pro forma condensed consolidated financial statements, the consideration payable in Canadian dollars is translated to United States dollars at a rate of $0.7551 as at September 30, 2019.

The estimated cost of this transaction is $1,400.

The Arrangement will be carried out by way of a court-approved plan of arrangement and will require the approval of at least two-thirds of the votes cast at a special meeting of the Otis Gold shareholders scheduled to be held in April 2020.

The Arrangement will be accounted for as an asset acquisition as Otis Gold did not meet the definition of a business under IFRS 3, Business Combinations. The total purchase price is allocated to the assets acquired and liabilities assumed on their respective fair values and deferred tax liabilities are not recognised as per the initial recognition exemption (IAS 12, Income Taxes). For purposes of these pro forma condensed consolidated financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to mineral rights.

N-6

The preliminary allocation of estimated consideration transferred is subject to change and is summarized as follows:

The fair value of Excellon common shares to be issued was calculated based on Excellon’s closing share price of C$0.93 on September 30, 2019, for total consideration of $28,331. The final fair value of Excellon common shares to be issued for the proposed acquisition of Otis Gold will be measured at the transaction closing date. Consequently, the final fair value for accounting purposes will differ from the amount assumed in the unaudited pro forma condensed consolidated statement of financial position due to future changes in the market price of Excellon common shares.

The fair value of the warrants was estimated as of September 30, 2019, using the Black-Scholes option pricing model with the following assumptions:

The fair value of the share options was estimated as of September 30, 2019, using the Black-Scholes option pricing model with the following assumptions:

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma condensed consolidated financial statements may be subject to change.

3.	PRO FORMA LOSS PER SHARE

The weighted average number of common shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Note 2.

As a result of the pro forma loss for the nine months ended September 30, 2019 and the year ended December 31, 2018, all potentially dilutive common shares are deemed to be anti-dilutive and thus the pro forma diluted loss per share is equal to the pro forma basic loss per share.

N-7

4.	CONSTRUCTION OF OTIS GOLD HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars, unless otherwise stated. Accordingly, the financial information of Otis Gold used to construct these unaudited pro forma condensed consolidated financial statements, including the unaudited condensed consolidated interim statement of financial position as at December 31, 2019, and the unaudited interim condensed consolidated statements of loss of Otis Gold for the nine months ended December 31, 2019 and the year ended December 31, 2018, were converted from Canadian dollars to United States dollars for presentation purposes using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at December 31, 2019 - $0.7699

For the nine months ended December 31, 2019 - $0.7541

For the year ended December 31, 2018 - $0.7718

a)	Otis Gold unaudited condensed interim consolidated statement of financial position at December 31, 2019:

N-8

b)	To create a statement of comprehensive loss for the nine months ended December 31, 2019, the three months ended June 30, 2019 and the six months ended December 31, 2019, were combined. No adjustments have been made for operational differences that would be experienced by Otis Gold during this period.

Otis Gold unaudited condensed interim consolidated statement of comprehensive loss for the nine months ended December 31, 2019:

c)	To create a statement of comprehensive loss for the year ended December 31, 2018, the six months ended June 30, 2018 and the six months ended December 31, 2018, were combined. No adjustments have been made for operational differences that would be experienced by Otis Gold during this period.

Otis Gold unaudited condensed interim consolidated statement of comprehensive loss for the year ended December 31, 2018:

N-9

Schedule “O”
COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE BCBCA

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Otis Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangements which may be of importance to them.

Capitalized terms used in this Schedule “O” – “Comparison of Rights Under the OBCA and the BCBCA” shall have the meanings set out under the heading “Glossary of Terms” in the Circular.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s registered and records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation,” which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws,” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least 66 ⅔% and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least 66 ⅔% of the votes cast on the resolution.

The OBCA requires approval of the holders of 66 ⅔% of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve the adoption of the amalgamation agreement by way of a special resolution.

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Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than 66 ⅔% of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)	alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d)	approve an arrangement, the terms of which arrangement permit dissent;

(e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)	authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation;

(d)	be continued under the laws of another jurisdiction; or

(e)	sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

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(b)	the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

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Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Directors’ Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

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Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least two years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the OBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

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Schedule “P”
ANNUAL MATTERS OF OTIS

In addition to the Arrangement Resolution, being put to Otis Shareholders for approval at the Otis Meeting, Otis Shareholders (and only Otis Shareholders) are being asked to consider and approve the Annual Resolutions set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting”. Particulars of the subject matter of the Annual Resolutions are further discussed in this Schedule “P” – “Annual Matters of Otis”. Capitalized terms used but not otherwise defined in this Schedule “P” – “Annual Matters of Otis” shall have the meaning ascribed to them in the Circular. See “Glossary of Terms”.

The Annual Resolutions are being put to Otis Shareholders for approval in the event that the Arrangement is not completed for any reason by the Outside Date. If the Arrangement is completed as anticipated, many of the matters contemplated in the Annual Resolutions and this Schedule “P” – “Annual Matters of Otis” may cease to be relevant, as Excellon will, upon consummation of the Arrangement, own directly or indirectly Otis and Otis Shareholders will cease to have any direct interest in Otis.

The completion of the Arrangement or approval of the Arrangement Resolution described in greater detail in the Circular is not conditional upon the approval of any Annual Resolutions that Otis Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Otis Shareholders must also consider the Annual Resolutions.

Management of Otis and the Otis Board recommend that Otis Shareholders, as applicable, vote FOR each of the Arrangement Resolution and the Annual Resolutions, the full text of which are set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

Election of Directors

The members of the Otis Board are elected annually at each annual meeting of Otis Shareholders to hold office until the next annual meeting of Otis Shareholders or until their successors are appointed.

At the Otis Meeting, Otis Shareholder approval will, among other things, be sought to fix the number of directors of Otis at six (6). Accordingly, a total of six (6) nominees are being proposed as directors for election by Otis Shareholders at the Otis Meeting for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. Otis Shareholders can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director’s summary career profile, their Otis Board Committee memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and para-public corporations on whose boards the nominees currently serve or have served in the past five years and the number of securities they hold, either in the form of Otis Shares, Otis Warrants or Otis Options.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Otis Meeting.

Each of the nominees has provided the information as to the Otis Shares, Otis Warrants or Otis Options he beneficially owns or over which he exercises control or direction, as at March 13, 2020. All nominees have served continuously as director of Otis since their appointment or first election in such capacity.

If any proposed nominee is unable to serve as a director or withdraws his name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

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We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Otis Board.

Information Concerning Nominees Submitted by Management

The following table sets forth certain information regarding the nominees, their position with Otis, their principal occupation during the last five years, the dates upon which the nominees became directors of Otis and the approximate number of Otis Shares, Otis Options and Otis Warrants beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of March 13, 2020.

Name, Province or State and Country of residence and position, if any held in Otis	Principal Occupation	Director/Officer Since	Securities Owned or Controlled(2)
Craig T. Lindsay(1) Vancouver, British Columbia, Canada President, Chief Executive Officer and Director	President, Director and CEO, Otis Gold Corp; Managing Director, Arbutus Grove Capital Corp.	April 24, 2007	7,605,860 (3) Otis Shares 3,200,000 Otis Options
Sean Mitchell(1) Vancouver, British Columbia, Canada Director	Financial Consultant	June 30, 2007	205,000 Otis Shares 875,000 Otis Options
Donald Ranta(1) Golden, Colorado, USA Director	Geological Consultant	September 15, 2008	98,000 Otis Shares 875,000 Otis Options
Roger Norwich Channel Islands, Great Britain Director	Geological Consultant	July 16, 2016	9,327,500 Otis Shares 1,375,000 Otis Options 331,750 Otis Warrants
Tim Miller London, United Kingdom Director	Business Consultant	February 25, 2016	3,370,590 Otis Shares 450,000 Otis Options
Don Poirier West Vancouver, British Columbia, Canada Director	Geological Consultant	July 5, 2017	40,000(4) Otis Shares 800,000 Otis Options

(1)	Member of Audit Committee

(2)	The information as to the number of securities beneficially owned or over which direction is exercised has been furnished by the respective nominee.

(3)	Craig T. Lindsay holds 4,739,643 common shares directly and 2,866,217 common shares indirectly through Arbutus Grove Capital Corp., a private company controlled by Craig T. Lindsay.

(4)	Don Poirier holds 40,000 common shares registered in the name of Elizabeth Hardy.

None of the proposed nominees for election as a director of Otis are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of Otis acting solely in such capacity.

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Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to the directors or executive officers of the relevant company that was in effect for a period of more than 30 consecutive days.

To Otis’ knowledge, other than as disclosed below, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Otis) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director or executive officer of any company (including Otis) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal years of June 30, 2018 and June 30, 2019, and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of Otis at the end of the most recently completed financial year end.

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The following table sets for all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Otis any subsidiary thereof to each NEO and each director of Otis, in any capacity, including, for greater certainly, all plan and non-plan compensation, direct and in-direct pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to Otis or any subsidiary thereof:

Table of compensation excluding compensation securities

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)( a)	Total compensation ($)
Craig Lindsay CEO, President Director	2019 2018	250,000 250,000	Nil Nil	N/A N/A	N/A N/A	N/A N/A	250,000 250,000
Robert Nowell CFO	2019 2018	48,000 46,000	Nil Nil	N/A N/A	N/A N/A	N/A N/A	48,000 46,000
Alan Roberts VP, Exploration	2019 2018	211,794 63,413	Nil Nil	N/A N/A	N/A N/A	N/A N/A	211,794 63,413
Sean Mitchell Director	2019 2018	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Donald Ranta Director	2019 2018	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Roger Norwich Director	2019 2018	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Tim Miller Director	2019 2018	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Don Poirier Director	2019 2018	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities granted or issued to each director and Named Executive Officer by Otis during the most recently completed financial years ended June 30, 2019 and June 30, 2018, for services provided or to be provided, directly or indirectly, to Otis or any of its subsidiaries.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Craig Lindsay CEO, President Director	Stock options Stock options	500,000 1,000,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Robert Nowell CFO	Stock options Stock options	25,000 50,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Alan Roberts VP, Exploration	Stock options Stock options	500,000 400,000	04/11/18 04/23/19	$0.25 $0.10	$0.28 $0.10	$0.19 $0.09	04/10/23 04/22/24
Sean Mitchell Director	Stock options Stock options	125,000 250,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Donald Ranta Director	Stock options Stock options	125,000 250,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Roger Norwich Director	Stock options Stock options	250,000 500,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Tim Miller Director	Stock options Stock options	100,000 250,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24
Don Poirier Director	Stock options Stock options	150,000 350,000	01/22/18 04/23/19	$0.23 $0.10	$0.24 $0.10	$0.19 $0.09	01/21/23 04/22/24

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Exercise of Stock Options

The following table discloses each exercise by a director or named executive officer of compensation securities during the most recently completed financial year.

Exercise of Compensation Securities by Directors and Named Executives Officers

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Craig Lindsay	Otis Options	300,000	0.07	03/07/19	0.09	6,000	21,000

Oversight and Description of Director and Named Executive Officer Compensation

Compensation of Directors

There are no arrangements under which directors of Otis who were not NEOs were compensated by Otis or its subsidiaries during the most recently completed financial year end for their services in their capacity as directors or consultants, except as disclosed below.

Compensation of Named Executive Officers

Otis has a written consulting agreement (the “Arbutus Agreement”) with Arbutus Grove Capital Corp. (a private company owned by Mr. Craig Lindsay), as amended and restated on July 30, 2017, pursuant to which it has secured the services of Mr. Lindsay to provide assistance with financial, business and operational matters, including assistance with the implementation of Otis’ business plans, capital raising efforts, pursuing mergers, acquisitions (primarily sourcing and arranging the acquisition and operation of precious metals assets), divestitures and other transactions, and to act in the role of President & CEO of Otis. The initial term of the Arbutus Agreement is three (3) years (the “Term”) from execution. The Term will automatically renew in one year increments unless either party notifies the other, 6-months prior to the expiration of the Term, of the cancellation of the Arbutus Agreement. Otis pays to Arbutus Grove Capital Corp. an annual base consulting fee of Two Hundred and Fifty Thousand Dollars ($250,000) (the “Base Fee”), payable monthly in equal installments of Twenty Thousand Eight Hundred and Thirty Three Dollars and Thirty Three Cents ($20,833.33). In the event of a ‘change of control’, a revised compensation structure will be implemented to reflect the compensation paid to senior members of the new management team. Otis may pay an annual bonus to Arbutus Grove Capital Corp. at its sole discretion. In addition, Craig Lindsay is entitled to participate in Otis’ Stock Option Plan and is entitled to period bonus compensation at the discretion of the Otis Board.

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Either party has the right to terminate the Arbutus Agreement if: i) the other party is in material breach of any warranty, term, condition or covenant thereof and fails to cure the breach within sixty (60) days; or ii) the other party: (a) becomes insolvent; (b) fails to pay its debts or perform its obligations in the ordinary course of business as they mature; (c) admits in writing its insolvency or inability to pay its debts or perform its obligations as they mature; or (d) becomes the subject of any voluntary or involuntary proceeding in bankruptcy, liquidation, dissolution, receivership, attachment or composition or general assignment for the benefit of creditors that is not dismissed with prejudice within thirty (30) days after the institution of such proceeding.

In the event of the termination of the Arbutus Agreement by Otis for any reason other than the expiration of the Term, any renewal Term, or the happening of an event contemplated above, two (2) times the Base Fee plus any bonuses paid in the most recent year becomes payable by Otis.

Notwithstanding any other provision in the Arbutus Agreement, if within 12 months following a ‘change of control’ of Otis (as defined below), the Arbutus Agreement is terminated by Otis without good cause, Craig Lindsay will receive as severance an amount equal to two (2) times the Base Fee plus any bonuses paid in the most recent year.

On February 13, 2018, Otis entered into a consulting contract with Mr. Alan Roberts (the “Roberts Agreement”) under which Mr. Roberts has provided services in the role of Vice President, Exploration. Mr. Roberts is paid US$160,000 per year in equal monthly instalments. If within 12 months of a ‘change of control’ of Otis (as defined below), the Roberts Agreement is terminated by Otis without good cause, Mr. Roberts is eligible for a payment equal to one time his base fee, or US$160,000.

For the purposes of the Arbutus Agreement, “change of control” means: (i) the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of common shares of Otis which, when added to all other common shares of Otis at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 25% or more of the outstanding common shares of Otis and such shareholding exceeds the collective shareholding of the current directors of Otis, excluding any directors acting in concert with the acquiring party; or (ii) the removal by extraordinary resolution of the shareholders of Otis of more than 51% of the then incumbent Otis Board, or the election of a majority of Otis Board members to Otis’ Board who were not nominees of Otis’ incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of Otis; or (iv) the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (i) to (iii) above.

For the purposes of the Roberts Agreement, “change of control” means: (i) the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of common shares of Otis which, when added to all other common shares of Otis at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 51% or more of the outstanding common shares of Otis and such shareholding exceeds the collective shareholding of the current directors of Otis, excluding any directors acting in concert with the acquiring party; or (ii) the removal by extraordinary resolution of the shareholders of Otis of more than 51% of the then incumbent Otis Board, or the election of a majority of Otis Board members to Otis’ Board who were not nominees of Otis’ incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of Otis; or (iv) the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (i) to (iii) above.

Oversight and description of director and Named Executive Officer compensation

Given Otis’ status as an early-stage exploration company, the Otis Board does not feel that a compensation committee is required to evaluate compensation. The Otis Board reviews and approves compensation paid to Otis’ directors and Named Executive Officers.

Compensation objectives include the following:

●	attracting and retaining highly-qualified individuals;

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●	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and

●	ensuring competitive compensation that is also affordable for Otis.

The compensation program is designed to provide competitive levels of compensation. Otis recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, Otis’ directors and Named Executive Officers may receive compensation that comprises three components:

●	salary, wages or contractor payments;

●	stock option grants; and

●	bonuses.

The objectives and reasons for this system of compensation are to allow Otis to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Stock option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the shareholders of Otis, although the level of reward provided by a particular stock option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Otis Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. The bonuses are paid to reward work done above the base level of expectations set by the base salary, wages or contractor payments.

As a junior mineral exploration company, Otis remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Option-Based Awards

The Otis Stock Option Plan is used to attract, retain and incentivize qualified and experienced personnel. The Otis Stock Option Plan is an important part of Otis’ long-term incentive strategy for its NEOs, as well as for its other directors, officers, other management, employees and consultants (collectively, “eligible persons”), permitting them to participate in any appreciation of the market value of Otis Shares over a stated period of time. The Otis Stock Option Plan is designed to foster a proprietary interest in stock ownership, and to reinforce a commitment to Otis’ long-term growth, performance and success as well as increasing shareholder value. The Otis Board reviews the grant of stock options to NEOs from time to time, based on various factors such as the NEO’s level of responsibility and role and importance in Otis achieving its corporate goals, objectives and prospects. Previous grants of options are taken into account when consider new grants of stock options to NEOs.

Otis has no equity compensation plans other than the Otis Stock Option Plan.

Use of Financial Instruments

Otis does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. However, management is not aware of any Named Executive Officer or director purchasing such an instrument.

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NEO Agreements

Otis’ general compensation strategy for NEOs is discussed above under the heading “Compensation of Named Executives”.

NEO Termination and Change of Control Benefits

There are no provisions in any contract, agreement, plan or arrangement, that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in Otis or a change in the named executive officer’s responsibilities, except as disclosed above under the heading “Compensation of Named Executives”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth information with respect to all compensation plans of Otis under which equity securities are authorized for issuance as of June 30, 2019:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding those in column (a)) (1)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders (2)	12,375,000	0.14	3,839,040
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	12,375,000	0.14	3,839,040

Notes:

(1)	The foregoing information is presented as of June 30, 2019.

(2)	Represents the Otis Stock Option Plan, which reserves a number of Otis Shares equal to 10% of the then outstanding Otis Shares from time to time for issue pursuant to Otis Options.

For further information on the Otis Stock Option Plan, refer to the heading “Confirming Stock Option Plan”.

AUDIT COMMITTEE DISCLOSURE

Under NI 52-110, Otis is required to provide disclosure with respect to the Otis Audit Committee, including the text of the Otis Audit Committee Charter, composition of the Otis Audit Committee, and the fees paid to the external auditor.

For more information with respect to the Otis Audit Committee Charter and other information required to be disclosed under NI 52-110, see Appendix “A” which is attached to this Schedule “P” – “Annual Matters of Otis”.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires Otis, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The Audit Committee’s Charter

The audit committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least once annually with Otis’ external auditor. The audit committee discusses, among other things, the annual audit, the adequacy and effectiveness of Otis’ internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

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The audit committee has a charter. A copy of the Audit Committee Charter is attached as Appendix “A” to this Schedule “P” – “Annual Matters of Otis” Circular.

Composition of the Audit Committee

The Audit Committee is comprised of Craig T. Lindsay, Donald Ranta and Sean Mitchell. Donald Ranta and Sean Mitchell are “independent” members and form the majority. All members are “financially literate” within the meanings given to those terms in Otis’ audit committee charter.

Relevant Education and Experience

The following describes the education and experience (including supervisory or analytical experience) of each Audit Committee Member that is relevant to understanding and assessing the accounting principles used by Otis to prepare its financial statements, the general application of such accounting principles to estimates, accruals and reserves and other issues that can reasonably be expected to be raised by the preparation of Otis’ financial statements, as well as understanding internal controls and procedures for financial reporting.

Craig Lindsay

Craig Lindsay has been the President and Chief Executive Officer of Otis since April 2007. He is a current director and member of the Audit Committee of Alianza Minerals Ltd. and was formerly the President, CEO, a director and member of the Audit Committee of Magnum Uranium Corp. Prior thereto, he was a Vice-President, Corporate Finance and Investment Banking department, PricewaterhouseCoopers LLC. He has a Bachelor of Commerce degree from the University of British Columbia (1988), a Masters of Business Administration degree from Dalhousie University (1993), and is a Chartered Financial Analyst. He has twenty-five years of business experience in management, corporate finance and investment banking.

Donald Ranta

Donald Ranta is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs. He is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and a former Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers. He has been a director of several junior exploration and mining companies. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).

Sean Mitchell

Sean Mitchell graduated from the University of British Columbia with a Bachelor of Commerce degree in 1989. He has completed Level I of the Chartered Financial Analyst program and has been a director of several reporting companies, both in Canada and the USA.

Audit Committee Oversight

At no time since the commencement of Otis’ most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of Otis’ external auditor not been adopted by the Board.

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Reliance on Certain Exemptions

Since the commencement of Otis’ most recently completed financial year, Otis has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

Pursuant to NI 52-110, the Audit Committee must approve in advance all non-audit services to be provided to Otis by the external auditor. The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services. At no time since the commencement of Otis’ most recently completed financial year has Otis retained the external auditor to provide any non-audit services to Otis.

External Auditor Service Fees

To ensure auditor independence, no non-audit services were requested to be provided to Otis by D+H Group, LLP, Chartered Professional Accountants, during the last completed fiscal year. Fees incurred with D+H Group, LLP, Chartered Professional Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to D+H Group, LLP in Fiscal Year Ended June 30, 2018	Fees Paid to D+H Group, LLP in Fiscal Year Ended June 30, 2019
Audit Fees(1)	$26,950	$23,664
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$2,250	$2,250
All Other Fees(4)	Nil	Nil
Total	$29,200	$25,914

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

Otis is a “venture issuer” as defined in NI 52-110 and is relying upon the exemption in s. 6.1 of NI 52-110 concerning Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

The Otis Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as Otis. In addition, National Instrument 58-101 – Disclosure of Corporate Governance Practices prescribes certain disclosure by Otis of its corporate governance practices. This disclosure is presented below.

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Otis Board of Directors

The Otis Board, at present, is composed of six directors, one of whom is an executive officer of Otis and four of whom are considered to be “independent”, as that term is defined in applicable securities legislation. Messrs. Mitchell, Ranta, Norwich and Miller are considered to be independent directors. Mr. Lindsay, by reason of his being the President and Chief Executive Officer of Otis is not. In determining whether a director is independent, the Otis Board, among other things, considers whether the director has a relationship which could be perceived to interfere with the director’s ability to objectively assess the performance of management.

The Otis Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Otis Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Otis Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Otis’ business in the ordinary course, managing Otis’ cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Otis Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

Certain of the directors of Otis are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Sean Mitchell	Black Lion Capital Corp. (TSX-V)
Donald Ranta	N/A
Craig Lindsay	Alianza Minerals Ltd. (TSX-V), Philippine Metals Inc. (TSX-V), VR Resources Ltd. (TSX-V), Rebel Capital Inc. (TSX-V)
Roger Norwich	N/A
Tim Miller	N/A
Don Poirier	ATAC Resources Ltd. (TSX-V)

Orientation and Continuing Education

Otis has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with Otis by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Otis Board.

Ethical Business Conduct

The Otis Board monitors the ethical conduct of Otis and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. The Otis Board has found that the fiduciary duties placed on individual directors by Otis’ governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Otis Board in which the director has an interest, have been sufficient to ensure that the Otis Board operates independently of management and in the best interests of Otis.

Nomination of Directors

The Otis Board has not appointed a nominating committee and does not have a formal process for identifying new candidates for Otis Board nomination. When required, the Otis Board collaborates with management to identify potential candidates to consider their suitability for membership on the Otis Board.

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Compensation

Otis does not have a compensation committee and the Otis Board is responsible for determining all forms of compensation, including incentive stock options, and for reviewing recommendations respecting compensation, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Otis Board considers: i) recruiting and retaining executives critical to the success of Otis and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and Otis’ Shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Other Otis Board Committees

The Otis Board has not appointed any other committees to date.

Assessments

The Otis Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Otis Board, its Audit Committee or individual directors, and such matters are considered on a case by case basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of Otis, were indebted to Otis as of the end of Otis’ most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who, generally speaking, is a director or executive officer or a 10% shareholder of Otis.

To the knowledge of management of Otis, no informed person or nominee for election as a director of Otis or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect Otis or any of its subsidiaries during Otis’ most recently completed financial years ended June 30, 2018 and June 30, 2019, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, there are no management functions respecting Otis, which are to any substantial degree performed by a person other than the directors or senior officers of Otis or a subsidiary thereof.

FINANCIAL STATEMENTS AND COPIES OF MEETING MATERIALS

The audited financial statements of Otis as at and for the period ended June 30, 2019 (the “Otis Financial Statements”), together with the auditor’s report thereon, will be presented to Otis Shareholders at the Otis Meeting. The Otis Financial Statements, together with the auditor’s report thereon and Otis MD&A for the year ended June 30, 2019, are being mailed only to those Otis Shareholders on the supplemental mailing list maintained by the Otis Transfer Agent. Copies of the Otis Financial Statements, together with the auditor’s report thereon and Otis’ MD&A, Otis Notice of Meeting, Circular and Otis Proxy will be available on SEDAR (www.sedar.com) under Otis’ issuer profile, a copy of which may be obtained upon request from Craig Lindsay, President, 580 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 or by e-mail to craig@otisgold.com.

CONFIRMING STOCK OPTION PLAN

The TSXV requires that each listed company have a stock option plan and that it gets re-approved by Otis Shareholders each year if it is a rolling stock option plan.

Under Otis’ stock option plan (the “Otis Stock Option Plan” or “Otis Plan”), a maximum of 10% of the issued and outstanding Shares of Otis at the time an option is granted, less shares outstanding in the Otis Stock Option Plan, will be reserved for options to be granted at the discretion of Otis’ Board to eligible optionees (the “Optionees”).

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Otis is seeking approval of the Otis Plan by the Otis Shareholders.

The purpose of the Otis Plan is to attract and retain employees, officers and directors and to motivate them to advance the interests of Otis by affording them the opportunity to acquire an equity interest in the Corporation through options granted under the Otis Plan to purchase common shares. The Otis Plan is expected to benefit the shareholders by enabling Otis to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in the value of the Otis Shares to which they have contributed. The Otis Plan has been drafted in compliance with the policies of the TSXV.

The following information is intended as a brief description of the Otis Plan, and is qualified in its entirety by reference to the Otis Plan itself.

The Otis Plan is administered by the Otis Board, but may be administered by a special committee of directors if one is appointed by the Otis Board. The aggregate number of Shares that may be reserved for issuance under the Otis Plan shall not exceed ten percent (10%) of the issued and outstanding Shares of Otis from time to time. The number of Shares subject to an option to a participant shall be determined by the Otis Board, but no participant shall be granted an option which exceeds the maximum number of shares permitted by the TSXV or any stock exchange on which the Shares are then listed, or other regulatory body having jurisdiction.

The exercise price of the shares covered by each option shall be determined by the Otis Board, provided that the exercise price shall not be less than the price permitted by the TSXV or any stock exchange on which the shares are then listed, or other regulatory body having jurisdiction.

The maximum term of an option is ten (10) years, provided that participant’s options expire ninety (90) days after ceasing to act for Otis, except upon the death of a participant, in which case his estate shall have twelve (12) months in which to exercise the outstanding options.

Options are not transferable or assignable.

Subject to the approval of the TSXV, the Otis Board has the discretion to amend or terminate the Otis Plan; however, no amendment may alter the terms of any outstanding options without the consent of the Optionees concerned.

In accordance with Policy 4.4 of the TSXV, Otis Shareholders will be asked to consider and, if thought advisable, approve an ordinary resolution approve the Otis Plan.

The directors of Otis believe the Otis Plan is in Otis’ best interest and recommend that the shareholders approve the Otis Plan.

A simple majority of the votes of shareholders present in person or by proxy are required to approve the Otis Plan. Accordingly, Otis Shareholders will be asked at the Otis Meeting to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution to re-approve the Otis Stock Option Plan substantially in the form as set out in Schedule “B” – “Resolutions to be Approved at the Otis Meeting” to this Circular.

UNLESS AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE IN FAVOUR OF THE CONFIRMATION OF THE OTIS STOCK OPTION PLAN AND TO AUTHORIZE THE DIRECTORS TO ACT WITHOUT FURTHER OTIS SHAREHOLDER APPROVAL.

APPOINTMENT AND REMUNERATION OF AUDITORS

At the Otis Meeting, the members will be called upon to re-appoint D+H Group, LLP Chartered Professional Accountants, as the auditors of Otis, to hold office until the next annual general meeting of Otis, at a remuneration to be fixed by the directors. D+H Group, LLP Chartered Professional Accountants have been the auditors of Otis since April 2007.

UNLESS AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE IN FAVOUR OF THE REAPPOINTMENT OF D+H GROUP, LLP CHARTERED ACCOUNTANTS, AS AUDITORS OF OTIS TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF MEMBERS AND TO AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

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APPENDIX “A”

FORM 52-110F2
AUDIT COMMITTEE CHARTER

NATIONAL INSTRUMENT 52-110 F2 DISCLOSURE
AUDIT COMMITTEE CHARTER

OTIS GOLD CORP.
(the “Company”)

(Implemented pursuant to National Instrument 52-110)

National Instrument 52-110 (the “Instrument”) which relates to the composition and function of audit committees applies to every TSXV listed company, including Otis. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed in accordance with Form 52-110F2, in the management information circular of Otis whereby management solicits proxies from the security holders of Otis for the purpose of electing directors to its board of directors.

I.	Audit Committee Charter

This Charter has been adopted in order to comply with the Instrument and to assist the audit committee in the oversight of the financial reporting process of Otis. Nothing in this charter is intended to restrict the ability of the board of directors or audit committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

(a) Purpose:

The purpose of the audit committee is to:

a)	review all periodic financial statements, monitor the Corporation’s regulatory financial disclosure requirements, and make recommendations respecting financial reporting matters;

b)	assist the board of directors to discharge its responsibilities;

c)	provide an accountable avenue of communication between the board of directors and the external auditors;

d)	ensure the external auditor’s independence;

e)	ensure the availability and transparency of financial reports; and

f)	ensure that outside members of the board of directors have ready access to the external auditor to responsible members of management in financial reporting matters.

1.1	Definitions

Unless otherwise defined in this Audit Committee Charter, terms shall have the meanings set forth below:

“audit services” means the professional services rendered by the Company’s external auditor for the audit and review of the Company’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.

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“Board” means the board of directors of the Company.

“Charter” means this audit committee charter.

“Company” or “Corporation” means Otis Gold Corp.

“Committee” means the audit committee established by the Board for the purpose of overseeing the accounting, financial reporting processes of Otis and audits of the financial statements of Otis.

“Instrument” means Multilateral Instrument 52-110.

“MD&A” has the meaning ascribed to it in National Instrument 51-102.

“Member” means a member of the Committee.

“National Instrument 51-102” means National Instrument 51-102 Continuous Disclosure Obligations.

“non-audit services” means services other than audit services.

PART 2

2.1 The Board has hereby established this Charter to set forth the duties and responsibilities of the Committee.

2.2 The Committee shall be comprised of at least three financially literate directors, the majority of whom are not Officers, employees or Control Persons of the Company or any of its Associates or Affiliates (within the meanings given those terms in prevailing securities legislation). An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Otis’ financial statements.

2.3 The Board will direct the external auditor to report directly to the Committee and the Members have the irrevocable authority to enforce this procedure.

2.4 The Committee will be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Otis, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.5 The Committee will be responsible for recommending to the Board:

a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Otis; and

b)	the compensation of the external auditor.

2.6 Without limitation, the Committee will be responsible for:

a)	reviewing the audit plan with management and the external auditor;

b)	reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)	questioning management and the external auditor regarding significant financial reporting issues occurring during the fiscal period under review and the method of resolution;

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d)	reviewing any problems experienced by the external auditor in performing the audit, including any restriction imposed by management or significant accounting issue on which there was disagreement with management;

e)	reviewing audited annual financial statements, in conjunction with the report of the external auditor, and discussing with management any significant variances between comparative reporting periods;

f)	reviewing the post-audit or management letter, containing the recommendations of the external auditor, and subsequent follow-up;

g)	reviewing interim unaudited financial statements before release to the public;

h)	reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis;

i)	reviewing the evaluation of internal controls by the external auditor, and subsequent follow-up;

j)	reviewing the terms of reference of the internal auditor, if any;

k)	reviewing reports issued by the internal auditor, if any, and subsequent follow-up; and

l)	reviewing the appointments of chief financial officers and all other key financial executives involved in the financial reporting process, as applicable.

2.7 The Committee will approve all non-audit services to be provided to Otis or its subsidiary entities by Otis’s external auditor.

2.8 The Committee will review Otis’ financial statements, MD&A and annual and interim earnings press releases before Otis publicly discloses this information.

2.9 The Committee will ensure that adequate procedures are in place for the review of Otis’s public disclosure of financial information extracted or derived from Otis’ financial statements and will periodically assess the adequacy of those procedures.

2.10 When there is to be a change of auditor, the Committee will review all issues related to the change, including the information to be included in the notice of change of auditor called for under prevailing laws and policies, and the planned steps for an orderly transition.

2.11 The Committee will review all reportable events, including disagreements, unresolved issues and consultations.

2.12 The Committee will, as applicable, establish procedures for:

a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

2.13 As applicable, the Committee will establish, periodically review and approve Otis’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

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2.14 The responsibilities outlined in this Charter are not intended to be exhaustive. Members must consider any additional areas which may require oversight when discharging their responsibilities.

PART 3

3.1 The Committee shall have the authority to:

a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

b)	set and pay the compensation for any advisors employed by the Committee; and

c)	communicate directly with the internal and external auditors.

PART 4

4.1 Meetings of the Committee will be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

4.2 Members will be afforded reasonable opportunities to privately meet with the external auditor, the internal auditor and members of senior management.

4.3 Minutes will be kept of all meetings of the Committee.

PART 5

5.1 Subject to subsection (2), if management of Otis solicits proxies from the security holders of Otis for the purpose of electing directors to its Board, the Committee shall ensure that Otis includes in its management information circular the disclosure required by Form 52-110F2 of the Instrument.

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ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
MAY BE DIRECTED TO THE
PROXY SOLICITATION AGENT:

North American Toll-Free: 1-877-452-7184

Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com